   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 20, 1999.
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             CALICO COMMERCE, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                                7372                               77-0373344
  (STATE OR OTHER JURISDICTION OF         (PRIMARY STANDARD INDUSTRIAL                 (IRS EMPLOYER
   INCORPORATION OR ORGANIZATION)         CLASSIFICATION CODE NUMBER)              IDENTIFICATION NUMBER)

           333 WEST SAN CARLOS STREET, SUITE 300, SAN JOSE, CA 95110
                                 (408) 975-7400
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ALAN P. NAUMANN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             CALICO COMMERCE, INC.
           333 WEST SAN CARLOS STREET, SUITE 300, SAN JOSE, CA 95110
                                 (408) 975-7400
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   COPIES TO:

             ALAN C. MENDELSON, ESQ.                             GREGORY M. GALLO, ESQ.
                COOLEY GODWARD LLP                          GRAY CARY WARE & FREIDENRICH LLP
              FIVE PALO ALTO SQUARE                               400 HAMILTON AVENUE
               3000 EL CAMINO REAL                            PALO ALTO, CALIFORNIA 94301
               PALO ALTO, CA 94306                                   (650) 833-2000
                  (650) 843-5000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
                                    PUBLIC:
 As soon as practicable after the effective date of this Registration Statement and the satisfaction or waiver of all other conditions to the merger described in the proxy statement/prospectus.

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
TITLE OF EACH CLASS                                                PROPOSED MAXIMUM       PROPOSED MAXIMUM         AMOUNT OF
OF SECURITIES TO BE                           AMOUNT TO BE        OFFERING PRICE PER      AGGREGATE OFFER        REGISTRATION
REGISTERED                                   REGISTERED(1)              SHARE               PRICE(1)(2)            FEE(2)(3)
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.001 per
  share.................................       1,430,151                $45.91              $65,658,941             $17,334
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) The number of shares to be registered pursuant to this Registration Statement is based upon the aggregate number of shares of ConnectInc.com, Co. common stock, par value $0.001 per share ("ConnectInc.com Common Stock"), currently outstanding, and the number of shares of ConnectInc.com Common Stock issuable upon exercise of options and warrants to acquire shares of ConnectInc.com Common Stock currently outstanding, multiplied by an exchange ratio of 0.081 shares of common stock, par value $0.001 per share, of the Registrant.

(2) The registration fee was computed pursuant to Rules 457(f) and 457(c) under the Securities Act of 1933, as amended, based on the last reported sale price of ConnectInc.com Common Stock, as reported by The Nasdaq Stock Market on December 17, 1999.

(3) $13,749 of the registration fee was previously paid with the filing by ConnectInc.com, Co. of preliminary proxy solicitation materials under
    Section 14(g) and Rule 0-11 of the Securities Exchange Act of 1934, as amended. Such fee has been credited against the registration fee payable hereunder pursuant to Rule 457(b) under the Securities Act of 1933. Accordingly, a registration fee of $3,585 is being paid herewith.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             [CONNECTINC.COM LOGO]

                              CONNECTINC.COM, CO.

                        SPECIAL MEETING OF STOCKHOLDERS
                A MERGER PROPOSAL -- YOUR VOTE IS VERY IMPORTANT

     The board of directors of ConnectInc.com, Co. has unanimously approved a merger combining ConnectInc.com and Calico Commerce, Inc.

     If the merger is completed, holders of ConnectInc.com common stock will receive 0.081 shares of Calico common stock for each share of ConnectInc.com common stock they own. This is a fixed exchange ratio that will not be adjusted for changes in the stock price of either company before the merger is completed. The Calico common stock trades on the Nasdaq National Market under the symbol "CLIC."

     You will be asked to adopt the merger agreement approved by the ConnectInc.com board of directors at a special meeting of the stockholders to be held on January 31, 2000 at 2:00 p.m. at the principal executive offices of ConnectInc.com located at 515 Ellis Street, Mountain View, California. The vote of a majority of the outstanding shares of ConnectInc.com common stock is required to adopt the merger agreement and approve the merger.

     YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER IS FAIR TO STOCKHOLDERS AND IS IN YOUR BEST INTERESTS. YOUR BOARD OF DIRECTORS THEREFORE UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE TO ADOPT THE MERGER AGREEMENT AND APPROVE THE MERGER.

     This proxy statement/prospectus provides you with detailed information about the proposed merger. In addition, you may obtain other information about ConnectInc.com and Calico from documents filed with the Securities and Exchange Commission. We encourage you to read this entire document carefully.

     YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the special meeting, if you are a holder of ConnectInc.com common stock please take the time to vote by completing and mailing the enclosed proxy card to us. If you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will be counted as a vote in favor of the adoption of the merger agreement and approval of the merger. If you fail to return your card, the effect will be a vote against adoption of the merger agreement and approval of the merger.

     ON BEHALF OF THE BOARD OF DIRECTORS OF CONNECTINC.COM, WE URGE YOU TO VOTE "FOR" ADOPTION OF THE MERGER AGREEMENT AND APPROVAL OF THE MERGER.

                                          [CRAIG D. NORRIS LOGO]
                                          Craig D. Norris
                                          Chief Executive Officer

     FOR A DISCUSSION OF CERTAIN SIGNIFICANT MATTERS THAT SHOULD BE CONSIDERED BEFORE VOTING ON THE MERGER AGREEMENT AND THE MERGER AT THE SPECIAL MEETING, SEE "RISK FACTORS" BEGINNING ON PAGE 19.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORS HAVE APPROVED THE CALICO COMMON STOCK TO BE ISSUED IN THE MERGER OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     This proxy statement/prospectus is dated December 20, 1999, and is first being mailed to ConnectInc.com stockholders on or about December 23, 1999.

                             [CONNECTINC.COM LOGO]

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                         TO BE HELD ON JANUARY 31, 2000

TO THE STOCKHOLDERS OF
CONNECTINC.COM, CO.:

     NOTICE IS HEREBY GIVEN that a special meeting of stockholders of ConnectInc.com, Co., a Delaware corporation, will be held on January 31, 2000, at 2:00 p.m., local time, at 515 Ellis Street, Mountain View, California for the following purposes:

     1. To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of November 19, 1999, by and among ConnectInc.com, Co., Calico Commerce, Inc., a Delaware corporation, and Calico Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Calico, the merger that will result in ConnectInc.com becoming a wholly-owned subsidiary of Calico and ConnectInc.com stockholders becoming Calico stockholders, and the other transactions contemplated by the merger agreement. In the merger, each share of ConnectInc.com common stock will be converted into 0.081 shares of Calico common stock.

     2. To consider and vote upon the postponement or adjournment of the special meeting in order to solicit additional votes to approve the merger agreement if the secretary of the special meeting determines that there are not sufficient votes to approve the merger agreement.

     The close of business on December 17, 1999 has been fixed as the record date for determining those stockholders entitled to vote at the special meeting and any adjournments or postponements of the special meeting. Therefore, only stockholders of record on December 17, 1999 are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting.

                                          By Order of the Board of Directors

                                          [Craig D. Norris Logo]
                                          Craig D. Norris
                                          Chief Executive Officer
December 20, 1999

     WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY VOTE IN PERSON, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.

     The merger agreement must be approved by the holders of a majority of the outstanding shares of ConnectInc.com common stock. Your vote on this matter is very important. We urge you to review carefully the enclosed material and to return your proxy card promptly.

     Your board of directors unanimously recommends that stockholders vote FOR adoption of the merger agreement.

                             [CONNECTINC.COM LOGO]
                           -------------------------

                                PROXY STATEMENT
                           -------------------------

                                 [CALICO LOGO]

                             CALICO COMMERCE, INC.
                           -------------------------

                                   PROSPECTUS
                           -------------------------

     ConnectInc.com, Co. and Calico Commerce, Inc. have entered into an agreement that provides for a merger, as a result of which ConnectInc.com will become a wholly-owned subsidiary of Calico. In the merger, ConnectInc.com stockholders will receive 0.081 shares of Calico common stock for each of their shares of ConnectInc.com common stock. Calico will issue at least 1,206,439 shares of its common stock, but may issue as many as 1,299,383 shares if all ConnectInc.com options and warrants vested as of the date of this proxy statement/prospectus are exercised.

     This proxy statement/prospectus is being furnished to ConnectInc.com stockholders in connection with the solicitation by ConnectInc.com's board of directors of proxies for use at the special meeting of stockholders to be held at 515 Ellis Street, Mountain View, California, at 2:00 p.m., local time, on January 31, 2000. At this meeting, ConnectInc.com stockholders will vote on the proposed merger. This proxy statement/prospectus also constitutes the prospectus of Calico with respect to the shares of Calico common stock to be issued to ConnectInc.com stockholders in the merger.

Share Information:

Calico ("CLIC")............  The Nasdaq Stock Market closing price on December 17,
                             1999: $50.8125
ConnectInc.com ("CNKT")....  The Nasdaq Stock Market closing price on December 17,
                             1999: $3.71875

     All information concerning Calico in this proxy statement/prospectus has been furnished by Calico, and all information concerning ConnectInc.com in this proxy statement/prospectus has been furnished by ConnectInc.com. ConnectInc.com stockholders are encouraged to read this proxy statement/prospectus carefully and to understand it before they vote.

     SEE "RISK FACTORS" BEGINNING ON PAGE 19 FOR A DISCUSSION OF CERTAIN RISKS THAT YOU SHOULD CONSIDER IN DETERMINING HOW TO VOTE ON THE PROPOSED MERGER.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THE SECURITIES TO BE ISSUED IN THIS TRANSACTION OR DETERMINED THAT THIS PROXY STATEMENT/ PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THIS PROXY STATEMENT/PROSPECTUS IS DATED DECEMBER 20, 1999, AND IS FIRST BEING MAILED TO CONNECTINC.COM STOCKHOLDERS ON OR ABOUT DECEMBER 23, 1999.

                               TABLE OF CONTENTS

Questions and Answers About the Calico/ConnectInc.com
Merger......................................................    1
Summary.....................................................    4
Risk Factors................................................   19
  Risk Factors Relating to the Merger.......................   19
  Risk Factors Relating to Calico...........................   21
  Risk Factors Relating to ConnectInc.com...................   34
ConnectInc.com Special Stockholders Meeting.................   41
  General...................................................   41
  Matters to be Considered..................................   41
  Proxies...................................................   41
  Solicitation of Proxies...................................   41
  Record Date and Voting Rights.............................   42
  Recommendation of the ConnectInc.com Board................   42
The Merger..................................................   44
  Background of the Merger..................................   44
  Calico's Reasons for the Merger...........................   47
  Recommendation of the ConnectInc.com Board of Directors
     and ConnectInc.com's Reasons for the Merger............   48
  Interests of ConnectInc.com's Officers and Directors in
     the Merger and Potential Conflicts of Interests........   51
  Opinion of ConnectInc.com's Financial Advisor.............   53
  The Merger................................................   58
  Closing...................................................   58
  Conversion of ConnectInc.com Stock; Treatment of
     ConnectInc.com Stock Options and Warrants..............   58
  Exchange of Certificates; Fractional Shares...............   59
  Representations and Warranties............................   59
  Conduct of Business Before the Merger.....................   61
  Conditions to Completing the Merger.......................   68
  Regulatory and Other Approvals Required for the Merger....   69
  Extension, Waiver and Amendment of the Merger Agreement...   69
  Termination of the Merger Agreement.......................   70
  Material Federal Income Tax Consequences..................   72
  Accounting Treatment......................................   74
  Employee Benefits and Plans...............................   74
  Restrictions on Resales by Affiliates.....................   75
Management After the Merger.................................   76
Price Range of Common Stock.................................   77
Information About Calico Commerce, Inc......................   78
  General...................................................   78
Calico's Management's Discussion and Analysis of Financial
  Condition and Results of Operations.......................   90
  Management and Additional Information.....................  104
Information About ConnectInc.com............................  118
  General...................................................  118
  Management and Additional Information.....................  119
Calico Capital Stock and Comparison of Stockholder Rights...  120
  Description of Calico Capital Stock.......................  120

Comparison of Rights of Calico Stockholders and
ConnectInc.com Stockholders.................................  121
Dissenters' Appraisal Rights................................  126
Legal Matters...............................................  126
Experts.....................................................  126
Transfer Agent..............................................  127
Stockholder Proposals.......................................  127
Other Matters...............................................  127
Where You Can Find More Information.........................  128
APPENDICES
APPENDIX A -- MERGER AGREEMENT
APPENDIX B -- OPINION OF ALLIANT PARTNERS

     Calico and the Calico logo are trademarks of Calico Commerce, Inc. ConnectInc.com and the ConnectInc.com logo are trademarks of ConnectInc.com, Co. All other trademarks used are owned by their respective owners.

          QUESTIONS AND ANSWERS ABOUT THE CALICO/CONNECTINC.COM MERGER

Q: WHAT IS THE PROPOSED TRANSACTION WITH CALICO COMMERCE?

A: By agreement dated November 19, 1999, the boards of directors of Calico
   Commerce, Inc. and ConnectInc.com, Co. unanimously approved the merger of the two companies. The merger will be finalized upon approval of holders of more than 50% of the outstanding shares of ConnectInc.com common stock held on the record date. Calico stockholders are not required to approve the transaction. Once approved, a wholly-owned subsidiary of Calico will merge into ConnectInc.com. As a result, ConnectInc.com will become a wholly-owned subsidiary of Calico, and ConnectInc.com stockholders will exchange their ConnectInc.com common stock for Calico common stock.

Q: WHY ARE WE PROPOSING TO MERGE? (SEE PAGE 47)

A: The boards of directors of Calico and ConnectInc.com have determined that the combined company would have the potential to realize a stronger competitive position and improved long-term operating and financial results. In particular, the merger will allow Calico and ConnectInc.com the opportunity:

        - to provide enterprises with a more comprehensive solution for the creation of Internet applications;

        - to offer broader electronic commerce software solutions and market presence;

        - to benefit from combining established customer relationships at both companies;

        - to sell ConnectInc.com's products into Calico's installed customer base and through its larger sales force;

        - to improve time to market for products of the combined company; and

        - to take advantage of the financial resources of the combined company which are much greater than ConnectInc.com's financial resources.

Q: WHAT WILL I RECEIVE IN THE MERGER? (SEE PAGE 58)

A: If the merger is completed, you will receive 0.081 shares of Calico common stock for each share of ConnectInc.com common stock you own at the time of the merger. Calico will not issue fractional shares. You will receive cash based on the market price of Calico common stock instead of any fractional share.

Q: WHAT DO I NEED TO DO NOW? (SEE PAGE 41)

A: Following your review of this proxy statement/prospectus, mail your signed proxy card in the enclosed return envelope as soon as possible so that your shares can be voted at the special meeting of ConnectInc.com stockholders.

Q: HOW DO I VOTE?

A: You may vote by mailing a signed proxy card in the enclosed return envelope as soon as possible so that those shares may be represented at the special meeting. You may also attend the special meeting and vote in person.

Q: WHAT HAPPENS IF I SIGN AND RETURN MY PROXY BUT DO NOT INDICATE HOW TO VOTE MY
   PROXY? (SEE PAGE 41)

A: If you do not include instructions on how to vote your properly signed proxy, your shares will be voted FOR adoption of the merger agreement and approval of the merger.

Q: WHAT HAPPENS IF I DO NOT RETURN A PROXY CARD? (SEE PAGE 41)

A: Not returning your proxy card will have the same effect as voting against the merger.

Q: CAN I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD? (SEE PAGE 41)

A: Yes. You can change your vote at any time before your proxy is voted at the special meeting. You can do this in one of three ways. First, you can send a written notice to the secretary of ConnectInc.com stating that you would like to revoke your proxy. Second, you can complete and submit a new proxy card. Third, you can attend the special meeting, file a written notice of revocation of your proxy with the secretary of ConnectInc.com and vote in person. Your attendance alone will not revoke your proxy.

Q: IF MY BROKER HOLDS MY SHARES IN "STREET NAME," WILL MY BROKER VOTE MY SHARES
   FOR ME? (SEE PAGE 42)

A: No. Your broker will not be able to vote your shares without instructions from you. If you do not provide your broker with voting instructions, your shares will be considered present at the special meeting for purposes of determining a quorum but will not be considered to have been voted in favor of adoption of the merger agreement. If you have instructed a broker to vote your shares, you must follow directions received from your broker to change those instructions.

Q: SHOULD I SEND IN MY STOCK CERTIFICATES NOW? (SEE PAGE 59)

A: No. After we complete the merger, Calico will send you written instructions for exchanging your ConnectInc.com stock certificates for Calico stock certificates.

Q: WHAT ARE THE TAX CONSEQUENCES OF THE MERGER TO STOCKHOLDERS OF
   CONNECTINC.COM? (SEE PAGES 10, 19 and 72)

A: We expect that, for United States federal income tax purposes, your exchange of shares of ConnectInc.com common stock for shares of Calico common stock generally will not cause you to recognize any gain or loss. You may, however, recognize gain or loss in ConnectInc.com with respect to any cash you receive instead of a fractional share of Calico common stock.

Q: AM I ENTITLED TO APPRAISAL RIGHTS? (SEE PAGE 126)

A: No. Under Delaware law, you are not entitled to dissenters or appraisal rights in the merger.

Q: WHEN DO YOU EXPECT TO COMPLETE THE MERGER?

A: We expect to complete the merger in February 2000. Because the merger is subject to certain conditions, however, we cannot predict the exact timing.

Q: WHO CAN HELP ANSWER MY QUESTIONS?

A: You can call Kevin Berry, Chief Financial Officer of ConnectInc.com, at (650)
   254-4000 with any questions about the merger. You may also call Corporate Investor Communications, ConnectInc.com's proxy solicitor, toll free at (877) 393-4954.

                                    SUMMARY

     This brief summary highlights selected information from the proxy statement/prospectus. It does not contain all of the information that is important to you. We urge you to carefully read the entire proxy statement/prospectus and the other documents to which this proxy statement/prospectus refers to fully understand our proposed merger. See "Where You Can Find More Information."

THE MERGER (PAGE 44)

     We have attached the merger agreement to this document as Appendix A. Please read the merger agreement. It is the legal document that governs the merger.

PARTIES TO THE MERGER (PAGES 78 AND 118)

CALICO COMMERCE, INC.
333 West San Carlos Street, Suite 300
San Jose, California 95110
(408) 975-7400

     Calico provides software and services that enable its customers to engage in electronic commerce by selling complex products and services over the Internet and through intranets, extranets and corporate networks. Calico's software and services allow its customers to interact directly with users to create a web-based, guided selling experience. Based on the number of its customers, Calico believes that it is a leading provider of software and services that enable customers to implement greater electronic business strategies.

     With Calico's software, companies are able to design sales programs that evolve beyond basic transactions and focus on enhanced interactions with their customers. Calico believes that it has pioneered a new class of software that enables companies to customize the appearance and function of their web site and create a unique process to interact with their customers. This enables companies to differentiate themselves from their competitors, and build strong customer relationships that can result in increased revenue and reduced sales costs.

     The Calico eSales Suite can be implemented on Calico's customers' web sites to improve selling effectiveness and customer satisfaction. Calico's software facilitates the selling process by dynamically assessing customer requirements, providing tailored information, identifying constraints, proposing alternatives and delivering quotes. Calico's software enables companies to provide highly tailored products and services, recommend additional related or complementary items to a buyer during the purchase process, and reduce the time to market of new products and services. In addition, Calico's software is designed to improve sales effectiveness and order accuracy, thereby enhancing operating efficiency and reducing costs.

     The key elements of Calico's strategy are to:

     - increase the breadth, depth and functionality of its software;

     - align with electronic commerce leaders and expand into additional industry market segments;

     - enhance and expand its sales and services through additional partnerships and alliances;

     - extend its technology leadership; and

     - identify and capitalize on new opportunities offered by expansion of electronic commerce.

     Calico is incorporated in Delaware and headquartered in San Jose, California. Calico had approximately 272 employees worldwide at September 30, 1999. Calico had total net revenues for the fiscal year ended March 31, 1999 of $21.4 million and total net revenues for the six months ended September 30, 1999 of $15.6 million.

CONNECTINC.COM, CO.
515 Ellis Street
Mountain View, California 94043
(650) 254-4000

     ConnectInc.com provides integration solutions to enable its customers to engage in Internet-based electronic commerce and extend their businesses through the emerging network supply chain. ConnectInc.com's MarketStream software applications and Web time-driven professional services are designed to enable corporations to build open, multi-vendor electronic business solutions that help them to compete effectively in the digital economy. ConnectInc.com utilizes innovative methodologies and advanced technical expertise to design, develop and deploy electronic business solutions. This process is facilitated by the use of emerging Internet technologies. This business strategy allows ConnectInc.com to leverage its core competencies and deliver to its customers effective applications and consulting services solutions.

     ConnectInc.com historically designed, developed, marketed and supported application software for Internet-based interactive commerce. In October 1998, ConnectInc.com announced a shift in business direction and focus, to providing Internet systems and systems integration services based on technologies from both ConnectInc.com and industry partners. It also focused on developing and concentrating its intellectual property around a new version of its MarketStream software application product. This combined applications, services and intellectual property strategy is ConnectInc.com's approach to providing solutions for electronic business.

     ConnectInc.com is incorporated in Delaware and headquartered in Mountain View, California. ConnectInc.com had approximately 38 full-time employees worldwide at September 30, 1999. ConnectInc.com had revenues for the fiscal year ended December 31, 1998 of $6.5 million and revenues of $4.9 million for the nine months ended September 30, 1999.

EFFECT AND TIMING OF THE MERGER

     We propose that Calico and ConnectInc.com combine by way of a merger as a result of which each of you will become Calico stockholders. We expect to complete the merger in February 2000, although the merger agreement does not expire until May 31, 2000. We also expect that the merger will close within two business days after the special meeting if ConnectInc.com stockholders approve the merger.

EXCHANGE OF SHARES (PAGE 58)

     When the merger occurs, each of your shares of ConnectInc.com common stock will automatically become the right to receive from Calico 0.081 shares of Calico common stock. You will receive cash based on the market price of Calico common stock instead of any fractional share that would otherwise be issued.

     You will have to surrender your ConnectInc.com common stock certificates to receive new certificates representing Calico common stock. You will not need to do this, however, until you receive written instructions after we have completed the merger.

CONNECTINC.COM STOCK OPTIONS (PAGE 58)

     In the merger, each stock option and warrant to buy ConnectInc.com common stock will become an option or warrant to buy Calico common stock. However, each option or warrant will continue to be governed by the terms of the ConnectInc.com stock option plan or other agreement under which it was issued. The number of shares of Calico common stock subject to each new stock option or warrant, as well as the exercise price of that stock option or warrant, will be adjusted to reflect the merger exchange ratio applicable to the ConnectInc.com common stock.

MANAGEMENT AFTER THE MERGER (PAGE 76)

     The composition of Calico's current executive management is not expected to change as a result of the merger.

     The officers of Calico Acquisition, Inc. shall be the initial officers of ConnectInc.com.

THE CONNECTINC.COM SPECIAL STOCKHOLDERS MEETING (PAGE 41)

     At the ConnectInc.com special stockholders meeting, you will be asked to:

     1. approve and adopt the merger agreement, the merger and the other transactions contemplated by the merger agreement; and

     2. vote on the postponement or adjournment of the meeting to solicit additional votes to approve the merger agreement, if the secretary of the meeting decides that there are not enough votes to approve the merger agreement.

RECORD DATE AND THE VOTE REQUIRED (PAGE 42)

     You can vote at the special meeting if you owned ConnectInc.com common stock at the close of business on December 17, 1999, the record date for the meeting. You can cast one vote for each share of ConnectInc.com common stock you owned at that time. To adopt the merger agreement, the holders of a majority of shares of ConnectInc.com common stock allowed to vote at the meeting must vote in favor of it. As of the record date, ConnectInc.com's directors and executive officers and their affiliates beneficially owned approximately 364 outstanding shares of ConnectInc.com common stock, representing less than 1% of the voting power of the ConnectInc.com common stock entitled to vote at the special meeting. Calico's directors, executive officers and affiliates did not own any shares of ConnectInc.com common stock as of the record date.

     You may vote your shares in person by attending the meeting or by mailing us your proxy if you are unable or do not wish to attend. You may revoke your proxy at any time before we take a vote at the meeting by sending a written notice revoking the proxy or a later-dated proxy to the secretary of ConnectInc.com, or by attending the meeting and voting in person.

OUR REASONS FOR THE MERGER (PAGES 47 AND 48)

     Calico and ConnectInc.com are proposing to merge because they believe that the merger will significantly benefit their respective stockholders, customers and employees.

     Specifically, Calico believes that a combination with ConnectInc.com will benefit Calico's stockholders, customers and employees for the following reasons:

     - the merger will better enable the combined company to provide complete electronic commerce solutions to customers;

     - through the integration of product lines, the combined company can strengthen its market position, in order to serve important growth segments of the business-to-business electronic commerce market;

     - the merger will facilitate Calico's efforts to broaden its product offerings to include early stage Internet market makers linking multiple buyers and multiple sellers in an online trading community, an area that Calico believes will become increasingly important for electronic commerce;

     - ConnectInc.com's products and technology are complementary to Calico's, and its engineering staff has skills that augment Calico's; and

     - both companies have a common culture, including a shared commitment to maintaining high levels of customer satisfaction which will enhance Calico's ability to integrate ConnectInc.com's operations and support functions.

     ConnectInc.com believes that a merger with Calico will:

     - provide the financial strength that would enable the combined company to commit greater resources to product development efforts and fund future growth;

     - provide to ConnectInc.com the positive marketplace momentum of Calico;

     - leverage Calico's sales and marketing presence and financial resources to increase sales of ConnectInc.com products;

     - permit ConnectInc.com, as part of the combined company, to compete more effectively;

     - provide synergy and compatibility between ConnectInc.com and Calico, based on the compatibility of the companies' product lines and company cultures;

     - enable ConnectInc.com stockholders to receive a premium over the recent price range of ConnectInc.com common stock; and

     - provide greater liquidity to ConnectInc.com stockholders.

     The discussion of our reasons for the merger includes forward-looking statements about possible or assumed future results of our operations and the performance of the combined company after the merger. Future results and performance are subject to risks and uncertainties, which could cause such results and performance to differ significantly from those expressed in these statements. For a discussion of factors that could affect these future results, see "Forward-Looking Statements May Prove Inaccurate" on page 11 and "Risk Factors" on page 19.

CONNECTINC.COM BOARD'S RECOMMENDATION TO STOCKHOLDERS (PAGE 42)

     The ConnectInc.com board of directors believes that the merger is advisable, fair to you and in your best interests, and unanimously recommends that you vote FOR approval and adoption of the merger agreement, the merger and the other transactions contemplated by the merger agreement.

OPINION OF CONNECTINC.COM'S FINANCIAL ADVISOR (PAGE 53)

     ConnectInc.com's financial advisor, Alliant Partners, has delivered a written opinion to the ConnectInc.com board of directors as to the fairness, from a financial point of view, of the total consideration received by the stockholders of ConnectInc.com pursuant to the merger agreement. The full text of Alliant Partners' written opinion is attached to this document as Appendix B. We encourage you to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken. ALLIANT PARTNERS' OPINION IS DIRECTED TO THE CONNECTINC.COM BOARD OF DIRECTORS AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO ANY MATTER RELATING TO THE MERGER.

COMPARATIVE PER SHARE MARKET PRICE INFORMATION (PAGE 77)

     Calico common stock is traded on The Nasdaq Stock Market. On November 18, 1999, the last trading day before we announced the merger, Calico common stock closed at $67.00 per share. ConnectInc.com common stock is also traded on The Nasdaq Stock Market. On November 18, 1999, ConnectInc.com common stock closed at $4.25 per share.

CONDITIONS TO COMPLETION OF THE MERGER (PAGE 68)

     Whether we complete the merger depends on a number of conditions being satisfied in addition to ConnectInc.com stockholders' approval of the merger agreement. However, either Calico or ConnectInc.com may choose to complete the merger even though one or more of these conditions has not been satisfied, as long as the law allows them to do so. We cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

WAIVER AND AMENDMENT (PAGE 70)

     We may jointly amend the merger agreement, and each of us may waive our right to require the other to adhere to the terms and conditions of the merger agreement. However, after the ConnectInc.com stockholders approve the merger, we may not adopt an amendment or waiver that legally requires the approval of ConnectInc.com's stockholders unless such stockholders approve the amendment or waiver.

TERMINATION OF THE MERGER AGREEMENT (PAGE 69)

     We can agree at any time prior to completing the merger to terminate the merger agreement. Also, either of us can decide, without the other's consent, to terminate the merger agreement for various reasons, including not completing the merger by May 31, 2000, unless the failure to complete it by that date is principally due to the failure of the party seeking to terminate the merger agreement to timely fulfill its obligations under the merger agreement.

TERMINATION OF THE MERGER AGREEMENT IN CONNECTION WITH AN UNSOLICITED ACQUISITION PROPOSAL (PAGE 66)

     ConnectInc.com may engage in negotiations regarding an unsolicited proposal from a potential acquirer other than Calico if the ConnectInc.com board decides, based upon the advice of its financial advisor, that the potential acquirer is capable of consummating a proposal that is superior to the merger and, after consulting with legal counsel, that its failure to do so would likely be a breach of its fiduciary duties under Delaware law. ConnectInc.com may also provide the other potential acquirer with due diligence information pursuant to confidentiality agreements and if copies are provided to Calico.

     ConnectInc.com may terminate the merger agreement if, after ConnectInc.com's board of directors has received an unsolicited proposal from a potential acquirer other than Calico, the board decides in good faith, after consultation with legal counsel, that it must withdraw its recommendation of the merger with Calico in order to comply with its fiduciary duties under Delaware law. Under these circumstances, however, ConnectInc.com's board of directors must give Calico the opportunity to make an offer that is at least as favorable as the potential acquirer's proposal. Calico may terminate the merger agreement if ConnectInc.com's board of directors withdraws or adversely modifies its recommendation that ConnectInc.com stockholders approve the merger with Calico or recommends that ConnectInc.com stockholders approve another competing transaction.

TERMINATION PAYMENTS (PAGE 71)

     In general, ConnectInc.com has agreed to pay Calico $5.0 million if the merger agreement is terminated because:

     - the ConnectInc.com board withdrew or adversely modified its approval or recommendation of the merger agreement or merger or recommended that the ConnectInc.com stockholders approve a proposal for a merger or other business combination with a company other than Calico;

     - ConnectInc.com breached any of its representations or warranties or if any of ConnectInc.com's representations or warranties have become untrue so that the conditions to Calico's obligation to complete the merger could not be satisfied by May 31, 2000, and within nine (9) months after termination of the merger agreement ConnectInc.com becomes party to a third-party acquisition or a third-party acquisition is closed;

     - ConnectInc.com breached any of its covenants or agreements in the merger agreement having, in the aggregate, a material adverse affect on ConnectInc.com or materially adversely affecting either party's ability to consummate the merger and ConnectInc.com fails to cure such breach within thirty (30) business days notice and within nine (9) months after the stockholders meeting, ConnectInc.com becomes party to a third-party acquisition or a third-party acquisition is closed;

     - ConnectInc.com held a stockholder meeting and failed to obtain their approval of the merger and within six (6) months after the stockholders' meeting ConnectInc.com enters into an agreement with respect to a third-party acquisition or a third-party acquisition is closed; or

     - the ConnectInc.com board recommended a superior proposal from a potential acquirer other than Calico.

     Whether or not the merger is completed, each party will pay its own fees and expenses.

INTERESTS OF CONNECTINC.COM'S OFFICERS AND DIRECTORS IN THE MERGER THAT DIFFER FROM YOUR INTERESTS (PAGE 51)

     Some of ConnectInc.com's officers have interests in the merger that differ from, or are in addition to, their interests as stockholders of ConnectInc.com. These additional interests exist because of change in control agreements that these officers have entered into with ConnectInc.com. These agreements will provide the ConnectInc.com officers with severance benefits and acceleration of vesting of stock options if their employment with ConnectInc.com is terminated after the merger occurs. In addition, certain ConnectInc.com officers are eligible to receive payments under these agreements upon completion of the merger. Certain directors of ConnectInc.com will also receive accelerated stock option vesting if their service to ConnectInc.com is terminated after the merger.

     In addition, after the merger, Calico will continue the indemnification arrangements for directors and officers of ConnectInc.com and its subsidiaries in effect prior to the merger. Under the merger agreement, Calico's indemnification of ConnectInc.com's directors or officers may not exceed ConnectInc.com's net worth as of September 30, 1999. Also, Calico will cause ConnectInc.com to maintain a policy of directors' and officers' liability insurance for six years after the merger for the benefit of those persons who were directors or officers covered by liability insurance immediately before the merger occurs.

     Details about the interests of some of ConnectInc.com's directors and executive officers are described under "The Merger -- Interests of ConnectInc.com's Officers and Directors in the Merger and Potential Conflicts of Interests."

     The members of ConnectInc.com's board of directors knew about these interests, and considered them when they approved the merger agreement.

DISSENTERS' APPRAISAL RIGHTS (PAGE 126)

     Delaware law does not provide you with dissenters' appraisal rights in the merger.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES TO CONNECTINC.COM STOCKHOLDERS (PAGE
72)

     We expect that, for United States federal income tax purposes, your exchange of shares of ConnectInc.com common stock for shares of Calico common stock generally will not cause you to recognize any gain or loss. You may, however, recognize gain or loss in ConnectInc.com with respect to any cash you receive instead of a fractional share of Calico common stock.

     THIS TAX TREATMENT DISCUSSION MAY NOT ADDRESS ALL RELEVANT TAX CONSIDERATIONS FOR EVERY CONNECTINC.COM STOCKHOLDER. DETERMINING THE ACTUAL TAX CONSEQUENCES OF THE MERGER TO YOU MAY BE COMPLICATED. THEY WILL DEPEND ON YOUR SPECIFIC SITUATION AND ON VARIABLES NOT WITHIN OUR CONTROL. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR FOR A FULL UNDERSTANDING OF THE MERGER'S TAX CONSEQUENCES TO YOU.

ACCOUNTING TREATMENT (PAGE 74)

     We will account for the merger using the purchase method of accounting. This means that, for accounting and financial reporting purposes, Calico will make a determination of the fair value of ConnectInc.com's assets and liabilities in order to allocate the purchase price to the assets acquired and the liabilities assumed.

MATERIAL DIFFERENCES IN THE RIGHTS OF STOCKHOLDERS (PAGE 121)

     The rights of Calico stockholders are governed by Delaware law and Calico's certificate of incorporation and bylaws. The rights of ConnectInc.com stockholders are also governed by Delaware law and ConnectInc.com's certificate of incorporation and bylaws. If we complete the merger, you will become a stockholder of Calico, and your rights will be governed by Delaware law and by Calico's charter documents.

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

     We have each made forward-looking statements in this proxy statement/prospectus and in other documents to which we refer you that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our operations or the performance of Calico and ConnectInc.com after the merger is completed. When we use any of the words "believes," "expects," "anticipates," "intends," "estimates" or similar expressions, we are making forward-looking statements. Many possible events or factors could affect the actual financial results and performance of each of our companies after the merger, and these factors or events could cause those results or performance to differ significantly from those expressed in our forward-looking statements. These possible events or factors include the following:

     - we could lose customers and employees as a result of the merger;

     - our revenues after the merger may be lower than we currently expect;

     - integrating our businesses and products may be more time consuming, costly and difficult than we anticipate;

     - competition in Calico's and ConnectInc.com's industries is extremely intense and may increase;

     - changes in technology and changes caused by the rapidly evolving electronic commerce market and the impact of "year 2000" data investments by us or our customers may adversely impact our sales or our ability to compete;

     - we may be unable to timely introduce new products or product upgrades that are accepted by the market or that meet market demand;

     - we could have trouble hiring or retaining employees;

     - we may not be able to expand our professional services organization or establish and maintain relationships with third party consultants to meet demand for our products;

     - third-parties may infringe our proprietary intellectual property rights;

     - litigation involving matters such as intellectual property, securities, antitrust and customer issues may adversely affect our business;

     - general economic conditions in the U.S. or abroad may change or be worse than we currently expect;

     - U.S. or international legislative or regulatory changes may adversely affect our business; and

     - changes may occur in the securities markets.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following tables show selected consolidated financial data for each of us. The information is based on historical financial information that Calico and ConnectInc.com have presented in our prior SEC filings. Calico's consolidated historical financial statements for each of the three years in the period ended March 31, 1999 were audited by PricewaterhouseCoopers LLP, independent accountants, and ConnectInc.com's consolidated historical financial statements for each of the three years in the period ended December 31, 1998 were audited by Ernst & Young LLP, independent auditors. The consolidated statements of operations data of Calico for the six months ended September 30, 1999 and 1998 and of ConnectInc.com for the nine months ended September 30, 1999 and 1998 and the consolidated balance sheet data for each company as of September 30, 1999 and 1998 are derived from unaudited condensed consolidated financial statements. In the opinion of management of both Calico and ConnectInc.com, the unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements, and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the results of these periods. The consolidated statement of operations data for Calico for the fiscal year ended March 31, 1999 include the results of operations of FirstFloor Software, Inc. subsequent to Calico's acquisition of FirstFloor in August 1998. The results for the interim periods presented are not necessarily indicative of the results that may be expected for any future period. You should read all of the summary financial information we provide in the following tables in connection with this historical financial information.

     The historical financial information for ConnectInc.com has been incorporated into this document by reference. See "Where You Can Find More Information" on page 128. The historical financial information for Calico is included in this document. See "Financial Statements" commencing on page F-1.

     This Selected Consolidated Financial Data is based on, and should be read in conjunction with, the historical consolidated financial statements and the related notes thereto of Calico, included elsewhere in this proxy statement/prospectus, and ConnectInc.com, incorporated herein by reference.

                             CALICO COMMERCE, INC.

                                                  PERIOD FROM
                                                   APRIL 14,                                                   SIX MONTHS
                                                      1994                                                       ENDED
                                                 (INCEPTION) TO            YEAR ENDED MARCH 31,              SEPTEMBER 30,
                                                   MARCH 31,      --------------------------------------   ------------------
                                                      1995         1996      1997      1998       1999      1998       1999
                                                 --------------   -------   -------   -------   --------   -------   --------
                                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net revenue:
  License......................................      $   93       $ 1,521   $ 3,940   $ 6,965   $ 10,482   $ 5,589   $  6,959
  Services.....................................         227           749     1,963     4,894     10,931     4,349      8,650
                                                     ------       -------   -------   -------   --------   -------   --------
    Total net revenue..........................         320         2,270     5,903    11,859     21,413     9,938     15,609
                                                     ------       -------   -------   -------   --------   -------   --------
Cost of net revenue:
  License......................................           2             7       178       265      1,179       366        373
  Services.....................................          66           433     2,122     3,115      7,272     3,109      6,133
                                                     ------       -------   -------   -------   --------   -------   --------
    Total cost of net revenue..................          68           440     2,300     3,380      8,451     3,475      6,506
                                                     ------       -------   -------   -------   --------   -------   --------
Gross profit...................................         252         1,830     3,603     8,479     12,962     6,463      9,103
                                                     ------       -------   -------   -------   --------   -------   --------
Operating expenses:
  Sales and marketing..........................          98         1,972     5,950     7,593     14,138     5,824      9,199
  Research and development.....................         132           458     2,224     3,342      5,677     2,204      6,467
  General and administrative...................          25           480     1,486     2,222      3,988     2,100      3,352
  Stock compensation...........................          --           990       864       780      2,007       893        934
  Acquired in-process research and
    development................................          --            --        --        --      1,840     1,840         --
  Amortization of goodwill.....................          --            --        --        --        550        78        476
                                                     ------       -------   -------   -------   --------   -------   --------
    Total operating expenses...................         255         3,900    10,524    13,937     28,200    12,939     20,428
                                                     ------       -------   -------   -------   --------   -------   --------
Loss from operations...........................          (3)       (2,070)   (6,921)   (5,458)   (15,238)   (6,476)   (11,325)
Interest and other income, net.................          31           100        21       (41)       (23)      (81)       137
                                                     ------       -------   -------   -------   --------   -------   --------
Net income (loss)..............................      $   28       $(1,970)  $(6,900)  $(5,499)  $(15,261)  $(6,557)  $(11,188)
Net income (loss) per share:
  Basic and diluted............................      $   --       $ (0.69)  $ (2.12)  $ (1.08)  $  (2.27)  $ (1.04)  $  (1.21)
                                                     ======       =======   =======   =======   ========   =======   ========
  Weighted average shares......................       6,000         2,856     3,248     5,079      6,710     6,303      9,184
                                                     ======       =======   =======   =======   ========   =======   ========
CONSOLIDATED BALANCE SHEET DATA (AT PERIOD
  END):
Cash and cash equivalents......................      $   83       $ 1,780   $ 1,921   $ 2,514   $ 15,441             $  5,366
Working capital (deficit)......................         (42)        1,683       353        44     10,187                   (1)
Total assets...................................         252         2,800     4,356     7,692     31,368               23,040
Debt and capital leases, long-term portion.....          --            90       815       814        877                1,163
Total mandatorily redeemable convertible
  preferred stock..............................          --         3,842     9,500    14,505     32,535               32,551
Total stockholders' deficit....................         (21)       (2,012)   (8,854)  (13,428)   (16,780)             (26,766)

                              CONNECTINC.COM, CO.

                                                                                                              NINE MONTHS
                                                                                                                 ENDED
                                                                   YEAR ENDED DECEMBER 31,                   SEPTEMBER 30,
                                                      --------------------------------------------------   -----------------
                                                       1994       1995       1996       1997      1998      1998      1999
                                                      -------   --------   --------   --------   -------   -------   -------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATION DATA:
Net revenue:
  License...........................................  $ 1,627   $    288   $  4,693   $  3,131   $ 1,828   $ 1,608   $ 1,989
  Services..........................................    6,345      8,285      5,487      6,231     4,650     3,433     2,873
                                                      -------   --------   --------   --------   -------   -------   -------
      Total net revenue.............................    7,972      8,573     10,180      9,362     6,478     5,041     4,862
                                                      -------   --------   --------   --------   -------   -------   -------
Cost of net revenue:
  License...........................................      162        140        791        753       413       415       343
  Services..........................................    4,426      5,452      8,277      8,312     4,333     3,428     1,752
                                                      -------   --------   --------   --------   -------   -------   -------
      Total cost of net revenue.....................    4,588      5,592      9,068      9,065     4,746     3,843     2,095
                                                      -------   --------   --------   --------   -------   -------   -------
Gross profit........................................    3,384      2,981      1,112        297     1,732     1,198     2,767
                                                      -------   --------   --------   --------   -------   -------   -------
Operating expenses:
  Sales and marketing...............................    1,622      4,810      4,652      4,990     3,153     3,153     1,363
  Research and development..........................    1,355      3,978     10,445      7,194     3,051     3,050       742
  General and administrative........................    1,947      3,330      2,373      2,632     2,263     1,761     1,949
  Termination of distribution rights................       --      4,057         --         --     1,098     1,098        --
                                                      -------   --------   --------   --------   -------   -------   -------
      Total operating expenses......................    4,924     16,175     17,470     14,816     9,565     9,062     4,054
                                                      -------   --------   --------   --------   -------   -------   -------
  Loss from operations..............................   (1,540)   (13,194)   (16,358)   (14,519)   (7,833)   (7,864)   (1,287)
  Interest and other income, net....................     (199)      (971)       216        (66)      (71)      (78)      187
  Net loss before taxes.............................   (1,739)   (14,165)   (16,142)   (14,585)   (7,904)   (7,942)   (1,100)
  Provision (benefit) for income taxes..............       26        (26)        --         --        --        --        --
                                                      -------   --------   --------   --------   -------   -------   -------
  Net loss..........................................  $(1,765)  $(14,139)  $(16,142)  $(14,585)  $(7,904)  $(7,942)  $(1,100)
                                                      =======   ========   ========   ========   =======   =======   =======
  Net loss per share:
    Basic and diluted...............................            $  (0.79)  $  (4.81)  $  (3.85)  $ (0.74)  $ (0.80)  $ (0.07)
                                                                ========   ========   ========   =======   =======   =======
    Weighted average shares.........................              17,814      3,358      3,784    10,682     9,909    14,674
                                                                ========   ========   ========   =======   =======   =======
CONSOLIDATED BALANCE SHEET DATA (AT PERIOD END):
Total assets........................................  $ 5,161   $ 18,063   $ 19,154   $ 15,364   $ 5,453             $ 7,110
Debt and capital leases, long-term portion..........    1,167      1,636        790     10,591       245                 111
Total mandatorily redeemable convertible preferred
  stock.............................................    8,060     37,041         --         --        --                  --
Total stockholder's equity (deficit)................   (1,538)    13,318     13,355       (633)    1,946               4,894

       SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA OF CALICO AND
                                 CONNECTINC.COM

     We are providing the following summary unaudited pro forma combined financial data to give you a better picture of what the results of operations and the financial position of the combined businesses of Calico and ConnectInc.com might have looked like had the merger occurred on April 1, 1998 for income statement purposes and on September 30, 1999 for balance sheet purposes. This information is provided for illustrative purposes only and does not show what the results of operations or financial position of Calico would have been if the merger with ConnectInc.com actually occurred on the dates assumed. In addition, this information does not indicate what Calico's future consolidated operating results or consolidated financial position will be.

HOW THE PRO FORMA FINANCIAL DATA WAS PREPARED

     The following unaudited pro forma combined condensed consolidated financial statements combine Calico's historical financial position, adjusted for the proceeds from its initial public offering completed on October 6, 1999, with ConnectInc.com's as of September 30, 1999 and historical results of operations of Calico for fiscal year ended March 31, 1999 with ConnectInc.com's for the fiscal year ended December 31, 1998 and the six months ended September 30, 1999 for both companies. The pro forma statement of operations data assumes the combination occurred on April 1, 1998 while the pro forma balance sheet data assume the combination took place on September 30, 1999.

THESE PRO FORMA FINANCIAL STATEMENTS HAVE BEEN BASED ON ASSUMPTIONS

     We prepared these pro forma statements on the basis of assumptions described in the notes thereto. These statements also reflect the issuance of
0.081 of a share of Calico common stock for each outstanding share of ConnectInc.com common stock, the exchange ratio specified in the merger agreement. We assumed the value of the Calico shares to be issued for outstanding ConnectInc.com shares to be $79.6 million, based on 14,858,566 ConnectInc.com shares outstanding as of October 31, 1999 and the conversion value of a ConnectInc.com share at the time of the merger agreement. We increased this value by approximately $10.4 million for the value of all outstanding ConnectInc.com options and a warrant to be assumed by Calico and by approximately $2.0 million for transaction costs associated with the merger.

     The allocation of the aggregate purchase price of approximately $92.0 million will be finalized following receipt of the closing balance sheet of ConnectInc.com and a final independent appraisal of certain intangible assets of ConnectInc.com. The excess of the purchase price over the fair value of the acquired ConnectInc.com net tangible and identifiable intangible assets will then be allocated to goodwill.

     The aggregate purchase price is expected to be allocated as follows, based upon a preliminary independent appraisal of ConnectInc.com (in thousands):

Net tangible assets of ConnectInc.com.......................  $ 3,220
In-process research and development.........................      230
Customer base...............................................      150
Workforce-in-place..........................................    2,580
Existing technology.........................................    5,000
Goodwill....................................................   80,851
                                                              -------
                                                              $92,031
                                                              =======

     Because the valuation has not been completed, the actual amount of the allocations could vary from the estimates above. The net tangible assets of ConnectInc.com consist primarily of cash and cash equivalents and accounts receivable. In-process research and development has not reached technological feasibility at the acquisition date and will be immediately charged to operations in the period the merger is consummated. The amount allocated to customer base, workforce-in-place and existing technology will be amortized over the estimated useful life of three years. The purchase price in excess of net tangible and identifiable intangible assets will be allocated to goodwill and amortized over its expected useful life of three years.

COSTS RESULTING FROM THE COMBINATION

     Calico and ConnectInc.com estimate they will incur transaction costs of approximately $2.0 million associated with the merger, consisting primarily of business consulting fees paid to investment bankers, legal and accounting fees and expenses, and other related charges. This is a preliminary estimate and is therefore subject to change. Additionally, Calico expects to assume approximately $1.7 million of liabilities associated with change of control and termination benefits. These assumed liabilities will be included in the purchase price allocation. These nonrecurring costs will be included as part of the aggregate purchase price.

YOU SHOULD READ THESE SUMMARY PRO FORMA FINANCIAL STATEMENTS WITH THE HISTORICAL FINANCIAL STATEMENTS

     This selected consolidated financial data is based on, and should be read in conjunction with, the historical consolidated financial statements and the related notes thereto of Calico, included elsewhere in this proxy statement/prospectus, and ConnectInc.com, incorporated herein by reference.

     The unaudited pro forma combined consolidated balance sheet and statements of operations are not necessarily indicative of the financial position and operating results that would have been achieved had the transaction been in effect as of the dates aforementioned and should not be construed as being a representation of financial position or future operating results of the combined company.

       UNAUDITED SELECTED PRO FORMA COMBINED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  SIX MONTHS ENDED      YEAR ENDED
                                                                 SEPTEMBER 30, 1999   MARCH 31, 1999
                                                                 ------------------   --------------
PRO FORMA COMBINED CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net revenues.............................................           $ 18,444           $ 27,891
Loss from operations.....................................            (27,575)           (52,598)
Net loss.................................................            (27,324)           (52,692)
Net loss per share; basic and diluted....................           $  (1.05)          $  (2.41)
Weighted average common shares; basic and diluted........             26,015             21,893

                                                              SEPTEMBER 30, 1999
                                                              ------------------
PRO FORMA COMBINED CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................        $ 94,342
Working capital.............................................          84,726
Total assets................................................         202,621
Long-term obligations.......................................           1,742
Stockholders' equity........................................         179,476

                      UNAUDITED COMPARATIVE PER SHARE DATA

     The following tables present certain unaudited historical and unaudited pro forma per share data that reflect the completion of the merger of Calico and ConnectInc.com. This data should be read in conjunction with the unaudited pro forma combined condensed financial statements and related notes included elsewhere in this proxy statement/prospectus, the audited consolidated financial statements and related notes of Calico included elsewhere in this proxy statement/prospectus and the audited consolidated financial statements and related notes of ConnectInc.com which are incorporated in this proxy statement/prospectus by reference. The selected unaudited pro forma combined per share data is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred had the transaction been consummated at the dates indicated, nor is it necessarily indicative of the future operating results or financial position of the combined companies.

     Shares used to calculate pro forma basic and diluted loss per share for the six months ended September 30, 1999 were determined by adding the 1.2 million shares assumed to be issued in exchange for the outstanding ConnectInc.com shares to Calico's 24.8 million weighted average shares outstanding for the six months ended September 30, 1999 (which are as adjusted for the conversion of the Mandatorily Redeemable Convertible Preferred Stock), for a total of 26.0 million shares. Shares used to calculate pro forma basic and diluted loss per share for the year ended March 31, 1999 were determined by adding the 1.2 million shares assumed to be issued in exchange for the outstanding ConnectInc.com shares to Calico's 20.7 million weighted average shares outstanding for the year ended March 31, 1999 (which are as adjusted for the conversion of the Mandatorily Redeemable Convertible Preferred Stock) for a total of 21.9 million shares. Shares used to calculate pro forma book value per share at September 30, 1999 were determined by adding the 1.2 million shares issued for the ConnectInc.com shares to Calico's absolute shares outstanding at September 30, 1999, as adjusted for the shares issued in its initial public offering completed on October 6, 1999 and the shares issued upon the conversion of the Mandatorily Redeemable Convertible Preferred Stock, of 33.7 million. Shares used to calculate pro forma book value per share at March 31, 1999 were determined by adding the 1.2 million shares issued for the ConnectInc.com shares to Calico's absolute shares outstanding at September 30, 1999, as adjusted for the shares issued in its initial public offering and the shares issued upon the conversion of the Mandatorily Redeemable Preferred Stock, of 33.5 million.

     For purposes of computing the historical book value per share of Calico at September 30, 1999, historical book value, adjusted for the proceeds from its initial public offering and the automatic conversion of its Mandatorily Redeemable Convertible Preferred Stock, of $89.7 million, was divided by historical actual shares outstanding, adjusted for the shares issued in its initial public offering and the common shares issued upon the conversion of the Mandatorily Redeemable Preferred Stock, of 33.7 million. For purposes of computing the historical book value per share of Calico at March 31, 1999, historical net book value of $15.8 million, including the value of the Mandatorily Redeemable Preferred Stock, was divided by actual shares outstanding of 27.1 million, including the shares of Mandatorily Redeemable Convertible Preferred Stock outstanding. For purposes of computing the historical book value per share of ConnectInc.com at September 30, 1999, historical book value of $4.9 million was divided by the actual shares outstanding of 14.9 million. For purposes of computing the historical book value per share of ConnectInc.com at December 31, 1998, historical book value of $1.9 million was divided by the actual shares outstanding of 13.2 million. Calculation of ConnectInc.com equivalent pro forma per share amounts are computed by multiplying the pro forma amounts per Calico share by the exchange ratio of 0.081 of shares of Calico common stock for each ConnectInc.com common share.

                                                   AT OR FOR THE SIX
                                                      MONTHS ENDED       AT OR FOR THE YEAR ENDED
                                                   SEPTEMBER 30, 1999         MARCH 31, 1999
                                                   ------------------    ------------------------
PER SHARE OF CALICO COMMON STOCK:
Book value:
     Historical, as adjusted.....................        $ 2.66                  $   0.58
     Pro forma...................................          5.15
  Net loss per common share:
     Historical, as adjusted basic and diluted...         (0.45)                    (0.74)
     Pro forma basic and diluted.................         (1.05)                    (2.41)

                                                   AT OR FOR THE SIX
                                                      MONTHS ENDED       AT OR FOR THE YEAR ENDED
                                                   SEPTEMBER 30, 1999       DECEMBER 31, 1998
                                                   ------------------    ------------------------
PER SHARE OF CONNECTINC.COM COMMON STOCK:
  Book value:
     Historical..................................          0.33                      0.15
     Per equivalent share........................          0.42
  Net loss per common share:
     Historical basic and diluted................         (0.09)                    (0.74)
     Per equivalent share basic and diluted......         (0.09)                    (0.20)

                                  RISK FACTORS

     ConnectInc.com stockholders should carefully consider the following risk factors, together with the other information included and incorporated by reference in this proxy statement/prospectus, in deciding whether to vote to approve the merger.

RISK FACTORS RELATING TO THE MERGER

CHANGES IN THE MARKET VALUE OF CALICO COMMON STOCK COULD ADVERSELY AFFECT THE VALUE OF THE CONSIDERATION THAT YOU ARE RECEIVING FOR YOUR CONNECTINC.COM COMMON STOCK

     There will be no adjustment to the exchange ratio of 0.081 shares for changes in the market price of either ConnectInc.com common stock or Calico common stock, and ConnectInc.com is not permitted to "walk away" from the merger or resolicit the vote of its stockholders solely because of changes in the market price of Calico common stock. Accordingly, the specific dollar value of Calico common stock to be received by you upon completion of the merger will depend on the market value of Calico common stock at the time of the merger.

CALICO AND CONNECTINC.COM COULD LOSE CUSTOMERS OR FAIL TO ATTRACT NEW CUSTOMERS AS A RESULT OF THE MERGER OR THE ANNOUNCEMENT OF THE MERGER, WHICH WOULD CAUSE A DECREASE IN REVENUE

     We cannot assure you that Calico's and ConnectInc.com's current customers will continue their current buying patterns. In addition, the announcement of the merger may inhibit Calico's and ConnectInc.com's attempts to attract new customers. Certain of ConnectInc.com's or Calico's current or potential customers may cancel or defer orders for each company's products as a result of the merger or the announcement of the merger. We believe these cancellations or deferrals may occur because some of our current or potential customers might be concerned about our ability to integrate our operations. See "-- We may not successfully integrate our business operations, or our management may be distracted by the integration process." Any such delay or cancellation would adversely effect Calico's or ConnectInc.com's business or, after the merger, Calico's sales. These effects may occur with respect to each company during the period before completion of the merger or after the merger.

CONNECTINC.COM STOCKHOLDERS MAY EXPERIENCE LOWER RETURNS ON THEIR INVESTMENT AFTER THE MERGER

     ConnectInc.com stockholders may receive a lower return on their investment after the merger than if the merger does not occur. A lower return could occur, for example, if Calico does not achieve the anticipated operating and strategic benefits of the merger or if Calico does not otherwise achieve its business objectives and the market price for Calico's stock is adversely affected. The issuance of Calico common stock in the merger will result in dilution and this could hurt its market price. In addition, the trading price of Calico common stock has fluctuated since its October 1999 initial public offering and these fluctuations are likely to continue. These fluctuations have been greater than those experienced by the stock market in general.

THE IRS MAY CHALLENGE THE TAX-FREE NATURE OF THE MERGER, AND IF THIS CHALLENGE WERE SUCCESSFUL, YOU COULD BE REQUIRED TO PAY INCOME TAX ON ANY GAIN REALIZED IN THE MERGER

     Calico and ConnectInc.com will not seek a ruling from the Internal Revenue Service that the merger generally will be tax-free to ConnectInc.com stockholders. Therefore, there is a risk that the Internal Revenue Service may later challenge the tax-free nature of the merger. If it does,

ConnectInc.com stockholders may be required to pay tax on any gain realized in the merger. See "The Merger -- Material Federal Income Tax Consequences."

SOME OF CONNECTINC.COM'S DIRECTORS AND OFFICERS HAVE CONFLICTS OF INTEREST THAT COULD HAVE INFLUENCED THEIR DECISION TO RECOMMEND THE MERGER TO CONNECTINC.COM STOCKHOLDERS

     In considering the recommendation of the ConnectInc.com board of directors to approve the merger, ConnectInc.com stockholders should recognize that one of ConnectInc.com's directors and several of its officers have conflicts of interest because of potential change of control or severance benefits and other reasons. These reasons are described under the headings "The Merger -- Interests of ConnectInc.com's Officers and Directors in the Merger and Potential Conflicts of Interests" and "Management After the Merger."

WE MAY NOT SUCCESSFULLY INTEGRATE OUR BUSINESS OPERATIONS, OR OUR MANAGEMENT MAY BE DISTRACTED BY THE INTEGRATION PROCESS

     After the merger has been completed, Calico may integrate, among other things, the following business operations of ConnectInc.com into Calico:

     - product and service offerings;

     - product development, sales and marketing;

     - research and development;

     - administrative, financial and customer service functions; and

     - management information systems.

     Integrating the operations of ConnectInc.com with those of Calico after the merger may be difficult, costly and time consuming. The integration of our combined operations may temporarily distract management from the day-to-day business of the combined company after the merger. Calico and ConnectInc.com may fail to manage this integration effectively or to achieve any of the anticipated benefits that both companies hope will result from the merger.

CALICO EXPECTS TO INCUR POTENTIALLY SIGNIFICANT INTEGRATION COSTS IN CONNECTION WITH THE MERGER, WHICH COULD NEGATIVELY AFFECT CALICO'S EARNINGS

     Calico expects to incur costs from integrating ConnectInc.com's operations with those of Calico. These costs may be substantial and may include:

     - costs for employee redeployment, relocation or severance;

     - costs for employee retention, which could include salary increases, bonuses or additional option grants;

     - conversion of information systems; and

     - reorganization or closures of facilities.

     We cannot determine the amount of these costs at this time for sure. Calico expects to charge these costs to operations in the quarter in which the merger is completed and in subsequent quarters as decisions are made and costs are incurred. This will increase Calico's operating costs and expenses and decrease Calico's operating income for those quarters. Additionally, we estimate that the transaction costs directly associated with the merger will be approximately $2.0 million. Calico expects to capitalize these costs as part of the purchase price.

CALICO COULD LOSE KEY CONNECTINC.COM PERSONNEL WHO ARE NECESSARY TO ACHIEVE THE BENEFITS THAT CALICO AND CONNECTINC.COM EXPECT TO REALIZE FROM THE MERGER

     The merger could lead to the loss of key ConnectInc.com personnel. ConnectInc.com's contribution to the combined company's success will depend in part on the continued service of key groups of ConnectInc.com personnel. If one or more of ConnectInc.com's senior management, engineers or sales or customer support personnel leaves after we complete the merger, ConnectInc.com's business could be seriously harmed, and Calico may not be able to achieve the benefits that it expects to realize from the merger.

THE FAILURE TO SATISFY CONDITIONS TO OUR COMPLETION OF THE MERGER COULD JEOPARDIZE THE MERGER. FAILURE TO COMPLETE THE MERGER COULD BE COSTLY TO CONNECTINC.COM AND ITS STOCKHOLDERS

     Even if ConnectInc.com's stockholders approve the merger, the merger may not close if any of the following occur:

     - either Calico or ConnectInc.com has significantly breached any of its representations, warranties or covenants made in the merger agreement;

     - there is imposed a law, regulation or court order that prohibits the merger; or

     - the merger is not completed by May 31, 2000.

     If the merger is not completed:

     - ConnectInc.com may be required to pay Calico a termination fee of $5.0 million if an acquisition or other similar transaction involving ConnectInc.com potentially exists or occurs;

     - the price of ConnectInc.com common stock may decline, assuming that current market prices reflect a market assumption that the merger will be completed; and

     - ConnectInc.com must still pay its costs related to the merger, such as legal, accounting and financial advisory fees.

RISK FACTORS RELATING TO CALICO

CALICO HAS A FIVE YEAR HISTORY OF LOSSES, EXPECTS TO CONTINUE TO INCUR LOSSES AND MAY NOT ACHIEVE OR MAINTAIN PROFITABILITY

     Calico has incurred quarterly and annual losses in each of the five years since Calico was formed, and expects to continue to incur losses on both a quarterly and annual basis for the foreseeable future. Calico incurred net losses of $6.9 million for fiscal 1997, $5.5 million for fiscal 1998, $15.3 million for fiscal 1999 and $11.2 million for the six months ended September 30, 1999. As of September 30, 1999, Calico had an accumulated deficit of $40.9 million. Moreover, Calico expects to continue to incur significant sales and marketing and research and development expenses, and, as a result, Calico will need to generate significant revenue to achieve and maintain profitability. Although Calico's revenue has grown in recent quarters, Calico cannot be certain that it can sustain this growth or that it will generate sufficient revenue for profitability. If Calico does achieve profitability, it cannot be certain that it can sustain or increase profitability on a quarterly or annual basis in the future.

CALICO'S QUARTERLY RESULTS FLUCTUATE SIGNIFICANTLY, ARE SUBJECT TO SEASONALITY AND MAY FALL SHORT OF ANTICIPATED LEVELS, WHICH MAY CAUSE VOLATILITY OR DECLINE IN THE PRICE OF ITS COMMON STOCK

     Calico's quarterly operating results have varied significantly in the past and it expects that they will continue to vary significantly from quarter to quarter in the future.

     In addition, Calico receives a major portion of its orders near the end of each quarter. Therefore, Calico has difficulty predicting the volume and timing of orders, and short delays in closing orders or implementation of products can cause its operating results to fall substantially short of anticipated levels for that quarter. Demand for Calico's products may be particularly volatile and unpredictable for the remainder of calendar 1999 and into 2000, due to concerns over year 2000 compliance.

     Calico also expects to experience seasonal fluctuations in the sales of its software products. For example, Calico's quarterly results may fluctuate based upon its customers' calendar year budgeting cycles. These seasonal variations may lead to fluctuations in its quarterly operating results.

     As a result of these and other factors, Calico believes that period-to-period comparisons of its historical results of operations are not necessarily meaningful and are not a good predictor of its future performance. In some future quarter Calico's operating results may be below the expectations of public market analysts and investors, which could cause volatility or decline in the price of Calico's common stock.

CALICO'S PRODUCTS HAVE A LONG SALES AND IMPLEMENTATION CYCLE WHICH MAKES IT DIFFICULT TO PREDICT ITS QUARTERLY RESULTS AND MAY CAUSE OPERATING RESULTS TO VARY SIGNIFICANTLY

     The sales cycle for Calico's products is long, typically ranging from three months to a year, making it difficult to predict the quarter in which revenue recognition may occur. Calico's products have a relatively high sales price per unit, and often are part of a significant strategic decision by its customers regarding their information systems infrastructure. Accordingly, the decision to purchase Calico's products typically requires significant pre-purchase evaluation. Calico spends significant time educating and providing information to prospective customers regarding the use and benefits of its products. During this evaluation period, Calico may expend substantial funds in sales, marketing and management efforts.

     This lengthy sales cycle may cause license revenue and operating results to vary significantly from period to period. If anticipated sales from a specific customer for a particular quarter are not realized in that quarter, its operating results may vary significantly and Calico may miss its revenue forecast.

IF CALICO IS UNABLE TO COMPLETE SUBSTANTIAL LICENSE SALES WHEN ANTICIPATED OR EXPERIENCES DELAYS IN THE PROGRESS ON A PROJECT OR IN THE SATISFACTION OF CONTRACT TERMS, IT MAY HAVE TO DEFER REVENUE UNTIL LATER QUARTERS, CAUSING ITS QUARTERLY RESULTS TO FLUCTUATE AND FALL BELOW ANTICIPATED LEVELS

     Even after purchase of Calico's products, it often takes substantial time and resources to implement its software and to integrate it with its customers' existing computer systems. Calico may not be able to recognize all or a portion of the revenue until the implementation of the software is completed or milestones are achieved. Calico has in the past and may in the future be required to defer license revenue for software products from the period in which the agreement for the license of software is signed to subsequent periods. If Calico is unable to complete one or more substantial anticipated license sales or experiences delays in the progress on a project or product or in the satisfaction of contract terms required for revenue recognition in a particular quarter, Calico may not be able to recognize revenue when anticipated, causing its quarterly results to fluctuate and fall below anticipated levels. This could cause Calico's stock price to decline.

BECAUSE A SMALL NUMBER OF CUSTOMERS ACCOUNT FOR A SUBSTANTIAL PORTION OF CALICO'S REVENUE, ITS REVENUE COULD DECLINE IF IT LOSES A MAJOR CUSTOMER

     Calico derives a significant portion of its software license revenue in each quarter from a limited number of customers. For example, for the fiscal year ended March 31, 1999, four customers accounted for 52% of Calico's revenue and ten customers accounted for 81% of its revenue and in the six months ended September 30, 1999 10 customers accounted for 80% of Calico's revenues. Many of Calico's contracts are in excess of $1.0 million. Calico expects that a limited number of customers will continue to account for a substantial portion of its revenue for the foreseeable future. As a result, if Calico loses a major customer, if a contract is delayed, cancelled or deferred or if an anticipated sale is not made, its revenue would be adversely affected. In addition, customers that have accounted for significant revenue in the past may not continue to generate revenue in any future period.

CALICO MAY NOT ACHIEVE ANTICIPATED REVENUE IF IT DOES NOT SUCCESSFULLY INTRODUCE, AND IF ITS CUSTOMERS DO NOT ACCEPT, UPGRADES AND ENHANCEMENTS TO ITS PRODUCTS, INCLUDING ITS LATEST VERSION RELEASED IN NOVEMBER 1999

     Calico currently derives substantially all of its revenue from licenses, professional services and support related to sales of the Calico eSales Suite.

     The latest version of the Calico eSales Suite was introduced in November 1999. Calico's business depends on the success and customer acceptance of this introduction as well as future enhancements and successful new product introductions. Although Calico's products have been subject to its internal testing procedures, since the new version of the Calico eSales Suite has only recently been introduced, customers may discover errors or other problems with the product, which may adversely affect its acceptance.

     Calico expects that it will continue to depend on revenue from new and enhanced versions of the Calico eSales Suite for the foreseeable future, particularly enhancements adding to the functionality and scalability of its products, as well as enhancements enabling its products to run on Unix. If Calico's target customers do not continue to adopt and expand their use of the Calico eSales Suite, or if Calico is unable to timely develop and introduce upgrades and enhancements, it may not achieve anticipated revenue.

CALICO COULD FAIL TO ACHIEVE ANTICIPATED REVENUE IF IT EXPERIENCES DELAYS IN INTRODUCTION AND MARKET ACCEPTANCE OF NEW PRODUCTS

     Calico expects to add new products by acquisition or internal development and by developing enhancements to its existing products. Calico has in the past and may in the future experience delays in the planned release dates of its software products and upgrades. New products may not be released on schedule or may contain defects when released. The introduction of enhancements to Calico's suite of products may cause customers to defer orders for Calico's existing products. New and enhanced products may not meet the requirements of the marketplace and achieve market acceptance. If Calico is unable to ship or implement new or enhanced products when planned, or fails to achieve timely market acceptance of its new or enhanced products, it may suffer lost sales and could fail to achieve anticipated revenue.

CALICO HAS LIMITED EXPERIENCE WITH LARGE-SCALE DEPLOYMENTS, THE CALICO ESALES CONFIGURATOR OPERATES ONLY ON WINDOWS NT AND NOT ON UNIX-BASED WEB SERVERS, AND IF CALICO'S PRODUCTS DO NOT SCALE TO OPERATE IN A COMPANY-WIDE ENVIRONMENT, CALICO MAY LOSE SALES AND SUFFER DECREASED REVENUE

     Calico's strategy requires that its software be highly scalable, or able to accommodate substantial increases in the number of users concurrently using the product. However, Calico is just beginning to deploy large-scale Internet-based solutions and no large-scale deployment has been operating at any customer site for an extended period of time. In addition, the interface component of the Calico eSales Configurator is powered by Microsoft Active Server Pages and therefore operates only on Windows NT. Calico is developing user interface components to allow its customers to use either a Unix-based or Windows NT-based web server. If Calico is unable to promptly or successfully develop the Unix version, the scalability of its Calico eSales Configurator may be limited for larger customer applications due to the scalability limitations of Windows NT. If Calico's solutions do not perform adequately in large-scale implementations, it may lose customer sales resulting in a decline in revenue.

     In addition, the computer software for Calico's larger customer applications is often implemented together with computer software applications from other companies. Some of these implementations are performed by third parties. If Calico's customers experience delays or difficulties implementing its software together with these computer software applications in large scale complex integrations, it may lose sales, incur customer dissatisfaction and suffer decreased revenue.

TO DATE, CALICO'S SALES HAVE BEEN CONCENTRATED IN THE COMPUTER HARDWARE AND NETWORK AND TELECOMMUNICATIONS EQUIPMENT MARKETS AND IF IT IS UNABLE TO SUCCESSFULLY PENETRATE NEW MARKETS, IT MAY NOT BE ABLE TO ACHIEVE EXPECTED SALES GROWTH

     Sales of Calico's products and services in two markets -- computer hardware and network and telecommunications equipment -- accounted for over 80% of its total net revenue in the fiscal year ended March 31, 1999, and 62% in the six months ended September 30, 1999. Calico expects that revenue from these two markets will continue to account for a substantial portion of its total net revenue in fiscal 2000. Calico is targeting expansion in additional market segments defined by industries where eCommerce software is highly strategic and promotes competitive advantage, including manufacturing, retail, telecommunications services and financial services. If Calico is unable to successfully increase penetration of its existing markets or expand in these additional markets, or if the overall economic climate of its target markets deteriorates, it may not be able to achieve expected sales growth.

IN ORDER TO INCREASE SALES OF ITS PRODUCTS, CALICO MUST INCREASE ITS DIRECT SALES FORCE; HOWEVER, HIRING AND INTEGRATING SALES PERSONNEL TAKES TIME AND THERE IS A SHORTAGE OF QUALIFIED PERSONNEL

     Calico's future growth depends on the ability of its direct sales force to develop customer relationships and increase sales to a level that will allow it to reach and maintain profitability. Calico's ability to increase its sales will depend on its ability to recruit, train and retain top quality sales people who are able to target prospective customers' senior management, and who can productively generate and service large accounts.

     There is a shortage of the sales personnel Calico needs, and competition for qualified personnel is intense. In addition, it will take time for new sales personnel to achieve full productivity. If Calico is unable to hire or retain qualified sales personnel, or if newly hired personnel fail to develop the necessary skills or to reach productivity when anticipated, it may not be able to expand its sales organization and increase sales of its products.

IF CALICO DOES NOT EXPAND ITS PROFESSIONAL SERVICES ORGANIZATION AND ESTABLISH AND MAINTAIN RELATIONSHIPS WITH THIRD PARTY CONSULTANTS, IT MAY NOT BE ABLE TO PROVIDE ADEQUATE IMPLEMENTATION SERVICES TO ITS CUSTOMERS

     Growth in the license of Calico's products depends on its ability to provide its customers with professional services to assist with design, implementation and maintenance. If Calico is unable to get the support of third-party consultants to provide these services or if third parties do not provide these services effectively or in a cost-efficient manner, or decide to develop their own products or support the products of Calico's competitors rather than its products, Calico may not be able to provide sufficient implementation services to its customers. This could result in decreased customer satisfaction and loss of sales. In addition, if Calico has to retain third party consultants to provide services for its customers for which it has previously committed, the resulting increased costs could have an adverse impact on the gross margins for its professional services.

YEAR 2000 CONSIDERATIONS MAY CAUSE CALICO'S CUSTOMERS AND POTENTIAL CUSTOMERS TO DELAY PURCHASES OF ITS PRODUCTS UNTIL LATER IN 2000, AND MAY REDUCE ITS SALES

     Calico may experience reduced license of products as customers and potential customers put a priority on correcting year 2000 problems and therefore defer purchase decisions for software products until later in 2000. Accordingly, demand for Calico's products may be particularly volatile and unpredictable for the remainder of calendar 1999 and 2000.

CALICO'S DEPENDENCE ON SERVICES REVENUE, WHICH HAS A LOWER GROSS MARGIN THAN LICENSE REVENUE, COULD ADVERSELY IMPACT ITS GROSS MARGIN AND OPERATING RESULTS

     Calico anticipates that services revenue will continue to represent a significant percentage of total net revenue as it continues to provide consulting and training services that complement its products and as its installed base of customers grows. To increase services revenue, Calico must expand its services organization, successfully recruit and train a sufficient number of qualified services personnel, and obtain renewals of current maintenance contracts by its customers.

     Although services revenue is important to its business, services revenue has lower gross margins than license revenue. As a result, a continued increase in the percentage of total net revenue represented by services revenue or an unexpected decrease in license revenue could have a detrimental impact on its overall gross margins and its operating results.

CALICO NEEDS TO ESTABLISH AND MAINTAIN KEY MARKETING ALLIANCES TO COMPLEMENT ITS DIRECT SALES FORCE IN ORDER TO GROW SALES; HOWEVER, FEW POTENTIAL PARTNERS HAVE FOCUSED ON ITS SOFTWARE MARKET AND CALICO HAS ONLY ENTERED INTO A SMALL NUMBER OF KEY ALLIANCES

     In order to increase geographic sales coverage worldwide and to address new markets and customer segments, Calico must complement its direct sales force with strategic marketing alliances. Until recently, few potential partner organizations have focused on the emerging class of packaged electronic commerce applications and Calico has only established a limited number of such key alliances. To date, Calico has not generated significant revenue from these alliances. If Calico fails to maintain its existing relationships and to establish new key alliances, or if its partners do not perform to its or its customers' expectations, Calico may not be able to expand its sales as anticipated.

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

COMPETITION IN THE MARKET FOR ADVANCED ELECTRONIC COMMERCE PRODUCTS AND SERVICES IS INTENSE AND COMES FROM DEVELOPERS OF IN-HOUSE SOLUTIONS, VENDORS OF ENTERPRISE CLASS SOFTWARE AND EMERGING COMPANIES FOCUSED ON ELECTRONIC COMMERCE, AND COULD REDUCE CALICO'S SALES AND PREVENT IT FROM ACHIEVING PROFITABILITY

     The market for software and services that enable electronic commerce is new, intensely competitive, highly fragmented, and rapidly changing. Calico expects competition to persist and intensify, which could result in price reductions, reduced gross margins and loss of market share.

     Competitors vary in size and in the scope and breadth of the products and services offered. Many of Calico's competitors and potential competitors have a number of significant advantages over it, including:

     - a longer operating history;

     - preferred vendor status with Calico's customers;

     - more extensive name recognition and marketing power; and

     - significantly greater financial, technical, marketing and other resources, giving them the ability to respond more quickly to new or changing opportunities, technologies and customer requirements.

     Calico's competitors may also bundle their products in a manner that may discourage users from purchasing Calico's products. Current and potential competitors may establish cooperative relationships with each other or with third parties, or adopt aggressive pricing policies to gain market share. Competitive pressures may require Calico to reduce the prices of its products and services. Calico may not be able to maintain or expand its sales if competition increases and it is unable to respond effectively.

MANY OF CALICO'S EXECUTIVE OFFICERS AND KEY PERSONNEL ARE RELATIVELY NEW AND MUST BE INTEGRATED INTO CALICO'S ORGANIZATION, AND CALICO NEEDS TO IMPROVE AND IMPLEMENT NEW SYSTEMS, PROCEDURES AND CONTROLS AND HIRE ADDITIONAL PERSONNEL IN ORDER TO CONTINUE TO MANAGE ITS RAPID GROWTH

     Calico has recently experienced a period of rapid growth and expansion, which places significant demands on its managerial administrative, operational, financial and other resources. All members of its management team, other than its Vice President, Research and Development have joined Calico since June 1997. Calico's Vice President, Engineering joined Calico in January 1999, and its Vice President and Chief Financial Officer joined Calico in June 1999. From September 30, 1997 to September 30, 1999, Calico expanded from 85 to 272 employees. Calico's new employees include a number of key managerial, marketing, planning, technical and operations personnel who have not yet been fully integrated into its organization.

     Calico also plans to expand the geographic scope of its operations. Calico's rapid growth and expansion places significant demands on its managerial, administrative, operational, financial and other resources. To accommodate continued anticipated growth and expansion, Calico will be required to:

     - improve existing and implement new operational and financial systems, procedures and controls; and

     - hire, train, manage, retain and motivate qualified personnel.

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

     These measures may place additional burdens on Calico's management and its internal resources.

THE MARKET FOR CALICO'S ELECTRONIC COMMERCE PRODUCTS AND SERVICES IS NEW AND EVOLVING AND CUSTOMERS MAY NOT ACCEPT CALICO'S PRODUCTS

     The market for Calico's products and services is at an early stage of development and is rapidly evolving. This market may not continue to develop and grow, and companies may not elect to utilize Calico's products and services rather than attempt to develop applications internally or through other sources. Companies that have already invested substantial resources in other methods of conducting commerce may be reluctant to adopt a new approach that may replace, limit or compete with their existing systems. Calico expects that it will continue to need intensive marketing and sales efforts to educate prospective customers about the uses and benefits of its products and services. Therefore, demand for and market acceptance of Calico's products and services will be subject to a high level of uncertainty.

NEW TECHNOLOGIES COULD RENDER CALICO'S PRODUCTS OBSOLETE OR REQUIRE IT TO REWRITE ITS SOFTWARE IN NEW COMPUTER LANGUAGES OR FOR OTHER OPERATING SYSTEMS

     The market for software and services that enable electronic commerce is characterized by rapid technological change, changes in customer requirements, frequent new product and service introductions and enhancements and emerging industry standards. Advances in Internet technology or in applications software directed at electronic commerce, or the development of entirely new technologies to replace existing software, could lead to new competitive products that have better performance or lower prices than its products and could render its products obsolete and unmarketable. In addition, if a new software language or operating system becomes standard or is widely adopted in Calico's industry, Calico may need to rewrite portions of its products in another computer language or for another operating system to remain competitive. If Calico is unable to develop products that respond to changing technology, its business could be harmed.

     It is common for software companies to acquire other companies as a means of introducing new products or emerging technologies. If a new technology or product emerges that may displace Calico's product lines, competitors with large market capitalizations or cash reserves would be better positioned than Calico is to acquire such new technology or product.

IF CALICO LOSES KEY PERSONNEL, IT COULD EXPERIENCE REDUCED SALES, DELAYED PRODUCT DEVELOPMENT AND DIVERSION OF MANAGEMENT RESOURCES

     Calico's success depends largely on the continued contributions of Calico's key management, engineering, sales and marketing and professional services personnel, many of whom would be difficult to replace. Calico does not have employment agreements with most of its key personnel. Although Calico has not experienced significant turnover in its key personnel in the recent past, if one or more members of its senior management were to resign, the loss of personnel could result in loss of sales, delays in new product development and diversion of management resources.

BECAUSE COMPETITION FOR QUALIFIED PERSONNEL IS INTENSE, CALICO MAY NOT BE ABLE TO RECRUIT OR RETAIN PERSONNEL, WHICH COULD IMPACT THE DEVELOPMENT OR SALES OF ITS PRODUCTS

     Calico's success depends on its ability to attract and retain additional qualified engineering, sales and marketing and professional services personnel. Competition for these types of personnel is intense, especially in Silicon Valley. If Calico is unable to retain its existing key personnel, or attract and train

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

additional qualified personnel, Calico's growth may be limited due to its lack of capacity to develop and market its products.

ACQUISITIONS, SUCH AS CALICO'S ACQUISITION OF FIRSTFLOOR IN AUGUST 1998 AND PROPOSED ACQUISITION OF CONNECTINC.COM, MAY BE COSTLY AND DIFFICULT TO INTEGRATE, DIVERT MANAGEMENT RESOURCES OR DILUTE STOCKHOLDER VALUE

     As part of its business strategy, Calico may in the future make other acquisitions of, or investments in companies, products or technologies that complement its current products, augment its market coverage, enhance its technical capabilities or that may otherwise offer growth opportunities. For example, in 1998 Calico acquired FirstFloor Software. Calico encountered the following difficulties in its acquisition of FirstFloor and would anticipate similar difficulties in future acquisitions, including the proposed acquisition of ConnectInc.com:

     - difficulties in the assimilation of acquired personnel, operations, technologies or products;

     - unanticipated costs associated with the acquisition;

     - diversion of management's attention from other business concerns; and

     - adverse effects on existing business relationships with suppliers and customers.

     Future acquisitions could also pose risks of entering markets where Calico has no or limited prior experience and require it to use substantial portions of its available cash to consummate the acquisition.

     In addition, in connection with any future acquisitions, Calico could:

     - issue equity securities which would dilute current stockholders' percentage ownership;

     - incur substantial debt; or

     - assume significant liabilities.

     These actions could materially adversely affect Calico's operating results and/or the price of its common stock.

CALICO INTENDS TO PURSUE RELATIONSHIPS WITH EMERGING ELECTRONIC COMMERCE BUSINESSES THAT MAY HAVE NO PROVEN RECORD OF SUCCESS

     Calico intends to pursue relationships with and foster development of emerging electronic commerce-based businesses at an early stage of their development. Calico may pursue these new ventures by acquisition, joint venture, or other alternative investment. Calico cannot be certain that these new ventures will be successful, or that it will generate any revenue from these new ventures. In addition to the risks posed by traditional acquisitions, these new ventures may have no proven record of success, and may fail, causing Calico to lose its investment, and may divert management time and resources.

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

CALICO DEPENDS ON TECHNOLOGY LICENSED TO IT BY THIRD PARTIES FOR ITS APPLICATION SERVERS, SEARCH CAPABILITY SOFTWARE, A LICENSING MECHANISM AND QUOTE GRID TECHNOLOGY, AND THE LOSS OR INABILITY TO MAINTAIN THESE LICENSES COULD RESULT IN INCREASED COSTS OR DELAY SALES OF ITS PRODUCTS

     Calico licenses technology from several software providers for its application servers, its search capability software, a licensing mechanism, and quote grid technology. Calico anticipates that it will continue to license technology from third parties in the future. This software may not continue to be available on commercially reasonable terms, if at all. Some of the software Calico licenses from third parties could be difficult to replace. The loss of any of these technology licenses could result in delays in the license of Calico's products until equivalent technology, if available, is developed or identified, licensed and integrated. In addition, the effective implementation of Calico's products depends upon the successful operation of third-party licensed products in conjunction with Calico's products, and therefore any undetected errors in these licensed products could prevent the implementation or impair the functionality of Calico's products, delay new product introductions and/or injure Calico's reputation. The use of additional third-party software would require Calico to enter into license agreements with third parties, which could result in higher royalty payments and a loss of product differentiation.

SOFTWARE DEFECTS IN CALICO'S SOFTWARE PRODUCTS AND SYSTEM ERRORS IN ITS CUSTOMERS' SYSTEMS AFTER INSTALLING CALICO'S SOFTWARE COULD DIMINISH DEMAND FOR ITS PRODUCTS AND RESULT IN LOSS OF REVENUE, DELAY IN MARKET ACCEPTANCE AND INJURY TO ITS REPUTATION

     Complex software products like Calico's may contain undetected errors or defects, including year 2000 related errors, that may be detected at any point in the life of the product. Calico has in the past discovered software errors in its products and as a result has experienced delays in shipment of products during the period required to correct these errors. The latest version of the Calico eSales Suite was only introduced in June 1999. Errors may be found from time to time in Calico's new or enhanced products after commencement of commercial shipments, such as this latest version of its suite and any new version, resulting in loss of revenue, delay in market acceptance and sales, diversion of development resources, injury to its reputation or increased warranty and repair costs.

     Calico's products are generally used in systems with other vendors' products, and as a result Calico's products must integrate successfully with these existing systems. System errors, whether caused by Calico's products or those of another vendor, could adversely affect the market acceptance of its products, and any necessary revisions could cause it to incur significant expenses.

IF CALICO BECOMES SUBJECT TO PRODUCT LIABILITY LITIGATION, IT COULD BE COSTLY AND TIME CONSUMING TO DEFEND

     Since Calico's products are used for company-wide, integral computer applications with potentially strong impact on Calico's customers' sales of their products, errors, defects or other performance problems could result in financial or other damages to Calico's customers. Although Calico's license agreements generally contain provisions designed to limit its exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate such limitation of liability provisions. Product liability litigation, even if it were unsuccessful, would be time consuming and costly to defend.

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

IF CALICO'S SYSTEMS AND THE SYSTEMS OF CALICO'S KEY SUPPLIERS AND CUSTOMERS ARE NOT YEAR 2000 COMPLIANT, CALICO COULD INCUR INCREASED COSTS, DELAY OR LOSS OF REVENUE, DIVERSION OF DEVELOPMENT RESOURCES OR DAMAGE TO ITS REPUTATION

     Calico's products are generally integrated into computer systems involving sophisticated hardware and complex software products, which may not be year 2000 compliant. The failure of Calico's customers' systems to be year 2000 compliant could impede the success of applications that Calico or its partners have developed for them. Accordingly, known or unknown defects that affect the operation of Calico's software, including any defects or errors in applications that include Calico's products, could result in delay or loss of revenue, diversion of development resources, damage to Calico's reputation, or increased service or warranty costs and litigation costs.

     Calico needs to ensure year 2000 compliance of its own internal computer and other systems, to continue testing its software products and to audit the year 2000 compliance status of its suppliers and business partners. Calico has not completed its year 2000 investigation and overall compliance initiative, and the total cost of its year 2000 compliance may be substantial. Calico may experience material unanticipated problems and costs caused by undetected errors or defects in the technology used in its internal systems.

IF CALICO IS UNABLE TO PROTECT ITS INTELLECTUAL PROPERTY IT MAY LOSE A VALUABLE ASSET OR INCUR COSTLY LITIGATION TO PROTECT ITS RIGHTS

     Calico's success and ability to compete depend upon its proprietary technology. Calico relies on patent, trademark, trade secret and copyright laws to protect its intellectual property. Despite Calico's efforts to protect its intellectual property, a third party could copy or otherwise obtain Calico's software or other proprietary information without authorization, or could develop software competitive to Calico's. Calico's means of protecting its proprietary rights may not be adequate and its competitors may independently develop similar technology, duplicate its products or design around its patents or other intellectual property. In addition, the laws of some foreign countries do not protect Calico's proprietary rights to as great an extent as do the laws of the United States, and Calico expects that it will become more difficult to monitor the use of its products if it increases its international presence.

     Calico may have to litigate to enforce its intellectual property rights, to protect its trade secrets or know-how or to determine their scope, validity or enforceability. Enforcing or defending Calico's proprietary technology is expensive, could cause the diversion of Calico's resources and may not prove successful. Calico's protective measures may prove inadequate to protect its proprietary rights. Any failure to enforce or protect its rights could cause us to lose a valuable asset. If Calico is unable to protect its intellectual property, it may lose a valuable asset or incur costly litigation to protect its rights.

IF THE FUNCTIONALITY OF CALICO'S PRODUCTS OVERLAPS A COMPETITORS' PRODUCTS AND IT BECOMES SUBJECT TO INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS, THESE CLAIMS COULD BE COSTLY AND TIME-CONSUMING TO DEFEND, DIVERT MANAGEMENT ATTENTION OR CAUSE PRODUCT DELAYS

     There has been substantial litigation in the software and Internet industries regarding intellectual property rights. It is possible that, in the future, third parties may claim that Calico or its current or potential future products infringe their intellectual property. Calico expects that software product developers and providers of electronic commerce solutions will increasingly be subject to infringement claims as the number of products and competitors in its industry grows and the functionality of products overlaps. Any claims, with or without merit, could be costly and time-consuming to defend, divert Calico's management's attention, or cause product delays. If its products were found to infringe

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

a third party's proprietary rights, Calico could be required to enter into royalty or licensing agreements in order to be able to sell its products. Royalty and licensing agreements, if required, may not be available on terms acceptable to us or at all.

IF USE OF THE INTERNET DOES NOT CONTINUE TO DEVELOP AND RELIABLY SUPPORT THE DEMANDS PLACED ON IT BY ELECTRONIC COMMERCE, IT MAY NOT DEVELOP AS A COMMERCIAL MARKETPLACE, CAUSING CALICO TO FAIL TO ACHIEVE ANTICIPATED SALES GROWTH

     Growth in sales of Calico's products and services depends upon the continued and increased use of the Internet as a medium for commerce and communication. Although the Internet is experiencing growth in the number of users and traffic, such rapid growth is a recent phenomenon and may not continue. In addition, the Internet infrastructure may not be able to support the demands placed on it by increased usage and bandwidth requirements. Other risks associated with commercial use of the Internet could slow its growth, including:

     - inadequate security of information distributed over the Internet, resulting in privacy concerns;

     - inadequate reliability of the network infrastructure;

     - slow development of enabling technologies and complementary products; and

     - limited accessibility and ability to deliver quality service.

     In addition, the recent growth in the use of the Internet has caused frequent periods of poor or slow performance, requiring components of the Internet infrastructure to be upgraded. Delays in the development or adoption of new equipment and standards or protocols required to handle increased levels of Internet activity, or increased government regulation, could cause the Internet to lose its viability as a commercial medium. If the Internet infrastructure does not develop sufficiently to address these concerns, it may not develop as a commercial marketplace, necessary for Calico to increase sales.

INCREASING GOVERNMENT REGULATION OF THE INTERNET COULD LIMIT THE MARKET FOR CALICO'S PRODUCTS AND SERVICES, OR IMPOSE ON CALICO GREATER TAX BURDENS OR LIABILITY FOR TRANSMISSION OF PROTECTED DATA

     As electronic commerce and the Internet continue to evolve, Calico expects that federal, state and foreign governments will adopt laws and regulations covering issues such as user privacy, taxation of goods and services provided over the Internet, pricing, content and quality of products and services. If enacted, these laws and regulations could limit the market for electronic commerce, and therefore the market for Calico's products and services. Although many of these regulations may not apply directly to Calico's business, Calico expects that laws regulating the solicitation, collection or processing of personal or consumer information could indirectly affect its business.

     The Telecommunications Act of 1996 prohibits certain types of information and content from being transmitted over the Internet. The prohibition's scope and the liability associated with a Telecommunications Act violation are currently unsettled. The imposition upon Calico and other software and service providers of potential liability for information carried on or disseminated through its applications could require Calico to implement measures to reduce its exposure to this liability. These measures could require Calico to expend substantial resources or discontinue certain services. In addition, although substantial portions of the Communications Decency Act (the Act through which the Telecommunications Act of 1996 imposes criminal penalties) were held to be unconstitutional, similar legislation may be enacted and upheld in the future. It is possible that this legislation could expose companies involved in electronic commerce to liability, which could limit the

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

growth of electronic commerce generally. Legislation like the Telecommunications Act and the Communications Decency Act could dampen the growth of Internet usage and decrease its acceptance as a communications and commercial medium.

RESTRICTIONS ON EXPORT OF ENCRYPTED TECHNOLOGY COULD CAUSE CALICO TO INCUR DELAYS IN INTERNATIONAL PRODUCT SALES

     Calico's software utilizes encryption technology, the export of which is regulated by the United States government. If Calico's export authority is revoked or modified, if Calico's software is unlawfully exported or if the United States adopts new legislation restricting export of software and encryption technology, Calico may experience delays or reduction in shipment of its products internationally. Current or future export regulations could limit Calico's ability to distribute its products outside of the United States. While Calico takes precautions against unlawful exportation of its software, it cannot effectively control the unauthorized distribution of software across the Internet.

IF CALICO DOES NOT EXPAND ITS INTERNATIONAL OPERATIONS, IT MAY NOT ACHIEVE ANTICIPATED SALES GROWTH

     In order to increase its international sales opportunities, Calico will need to develop further its international sales, professional services and support organizations, and it will need to form additional relationships with partners worldwide. If Calico is unable to expand its international operations and international sales on a timely basis, it may not achieve anticipated sales growth. This expansion may be more difficult or take longer than it anticipates, and it may not be able to successfully market, sell, deliver and support its products internationally.

INTERNATIONAL EXPANSION COULD BE DIFFICULT AND PRESENT RISKS TO CALICO'S
BUSINESS

     If successful in its international expansion, Calico will be subject to a number of risks associated with international operations, including:

     - longer accounts receivable collection cycles;

     - expenses associated with localizing products for foreign markets;

     - difficulties in managing operations across disparate geographic areas;

     - difficulties in hiring qualified local personnel;

     - difficulties associated with enforcing agreements and collecting receivables through foreign legal systems; and

     - unexpected changes in regulatory requirements that impose multiple conflicting tax laws and regulations.

FLUCTUATIONS IN FOREIGN EXCHANGE RATES AND THE POSSIBLE LACK OF FINANCIAL STABILITY IN FOREIGN COUNTRIES COULD PREVENT OVERSEAS SALES GROWTH

     Calico's international sales are currently U.S. dollar-denominated. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make Calico's products less competitive in international markets. In the future, Calico may elect to invoice some of its international customers in local currencies. Doing so will subject it to fluctuations in exchange rates between the U.S. dollar and the particular local currency. Calico's operating results could also be adversely affected by the seasonality of international sales and the economic conditions of its overseas markets.

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CALICO'S DIRECTORS AND EXECUTIVE OFFICERS HAVE SIGNIFICANT CONTROL OVER CALICO,
WHICH MAY LEAD TO CONFLICTS WITH OTHER STOCKHOLDERS OVER CORPORATE GOVERNANCE

     Calico's directors, executive officers, and holders of 5% or more of its outstanding common stock will beneficially own approximately 49.4% of Calico's outstanding common stock if the merger with ConnectInc.com is completed and 1,203,544 shares are issued to the ConnectInc.com stockholders. These stockholders, acting together, would be able to significantly influence all matters requiring approval by Calico's stockholders, including the election of directors and significant corporate transactions, such as mergers or other business combination transactions. This control may have the effect of delaying or preventing a third party from acquiring or merging with Calico.

CALICO'S CHARTER DOCUMENTS AND DELAWARE LAW MAY INHIBIT A TAKEOVER OR CHANGE IN CALICO'S CONTROL THAT A STOCKHOLDER MAY CONSIDER FAVORABLE

     Provisions in Calico's certificate of incorporation and bylaws may have the effect of delaying or preventing a merger or acquisition of Calico or a change in its control or changes in its management.

CALICO'S STOCK PRICE HAS BEEN AND MAY CONTINUE TO BE HIGHLY BE VOLATILE, WHICH MAY LEAD TO LOSSES BY INVESTORS

     The stock market has experienced significant price and volume fluctuations and the market prices of securities of technology companies in particular, such as Calico, have been highly volatile. ConnectInc.com stockholders may not be able to resell their shares acquired in the merger at or above the market value of the shares at the time of the merger. The market price of Calico's common stock may decrease significantly in response to a number of factors, some of which are beyond Calico's control, including the following:

     - variations in its quarterly operating results;

     - announcements that its revenues or income are below securities analysts' expectations;

     - changes in securities analysts' estimates of Calico's performance or industry performance;

     - changes in market valuations of similar companies;

     - sales of large blocks of Calico's common stock;

     - the termination of lock up agreements signed by Calico's officers, directors and certain of its stockholders; and

     - fluctuations in stock market prices and volume, which are particularly common among highly volatile securities of software and Internet-based companies.

CALICO MAY BE SUBJECT TO SECURITIES CLASS ACTION LITIGATION IF ITS STOCK PRICE IS VOLATILE

     In the past, securities class action litigation has often been instigated against a company following periods of volatility in the company's stock price. If this were to happen to Calico, litigation would be expensive and would divert management's attention.

FUTURE SALES OF CALICO'S STOCK COULD CAUSE ITS STOCK PRICE TO FALL

     Sales of a substantial number of shares of Calico's common stock in the public market could cause the market price of its common stock to decline by potentially introducing a large number of sellers of Calico's common stock into a market in which Calico's common stock price is already

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

volatile. In addition, the sale of these shares could impair Calico's ability to raise capital through the sale of additional equity securities. All of the 4,600,000 sold by Calico in its initial public offering in October 1999 are freely tradable. Calico's directors, executive officers and other stockholders signed lock-ups at the time of the initial public offering restricting their right to sell their shares of Calico's common stock. These lock-up agreements expire as to 30% of the shares held by these stockholders on March 5, 2000, and expire in full on April 4, 2000, at which time these shares and the shares of common stock underlying any options held by these stockholders will become eligible for sale, in some cases subject only to the volume, manner of sale and notice requirements of Rule 144 of the Securities Act of 1933.

RISK FACTORS RELATING TO CONNECTINC.COM

CONNECTINC.COM MAY CONTINUE TO EXPERIENCE NET LOSSES

     Except for the fourth quarter of 1998 and the first quarter of 1999, ConnectInc.com has not realized a net operating profit in any quarter since it began operations. In 1998, 1997 and 1996, ConnectInc.com experienced significant losses and negative cash flow from operations. If operating expenses exceed revenues in a given period, ConnectInc.com may continue to experience net losses and negative cash flow from operations. ConnectInc.com may not be able to increase its revenue, or sustain the increase in revenue achieved. In addition, if increases in operating expenses are not accompanied by increased revenues, ConnectInc.com may not achieve profitability and may continue to incur increased losses. If ConnectInc.com does achieve profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis in the future.

CONNECTINC.COM'S NET REVENUES AND OPERATING RESULTS MAY FLUCTUATE

     ConnectInc.com's net revenues and operating results may fluctuate significantly because of a number of factors, many of which are outside of its control. These factors include:

     - the ability of ConnectInc.com to develop, introduce and market new and enhanced versions of its products on a timely basis;

     - announcements of new and enhanced versions of products by ConnectInc.com or competitors;

     - the length of time required to complete a sale of products by ConnectInc.com and the demand for the products of ConnectInc.com;

     - the pace of development of electronic commerce conducted on the Internet;

     - the fact that customers may defer purchasing the products of ConnectInc.com in anticipation of enhancements or new products offered by ConnectInc.com or its competitors;

     - whether existing customers will renew existing service agreements;

     - software defects and other product quality problems;

     - the ability of ConnectInc.com to attract and retain key personnel;

     - the success of the international sales efforts of ConnectInc.com;

     - changes in the level of operating expenses; and

     - general economic conditions.

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

CONNECTINC.COM MAY NOT BE ABLE TO GENERATE OR MAINTAIN SUFFICIENT CASH TO FUND ITS OPERATIONS

     Since operations began, ConnectInc.com has incurred net losses and experienced significant negative cash flow from operations. Based on its current operating plan, ConnectInc.com believes it has adequate cash to fund operations through at least 2000. However, actual cash requirements may exceed anticipated cash requirements. ConnectInc.com would then have to seek additional sources of cash to fund operations. If ConnectInc.com issues additional shares of stock, its current stockholders' ownership may be diluted, or the shares issued may have rights, preferences or privileges senior to those of the common stock. Additional financing may not be available to ConnectInc.com, or may be available but on terms that are not acceptable. If it is unable to secure additional funds, ConnectInc.com may be unable to continue operations, develop or enhance its products, take advantage of future opportunities or respond to competitive pressures, any of which could have an adverse effect on the business, operating results and financial condition of ConnectInc.com.

CONNECTINC.COM DEPENDS ON SERVICES REVENUE

     Services revenue represented a majority of the total revenue of ConnectInc.com in 1998. ConnectInc.com anticipates that services revenue will continue to account for a majority of its total revenue for the foreseeable future. Because services revenue has lower gross margins than software license revenue, an increase in the percentage of total revenue represented by services revenue or an unexpected decrease in software license revenue could have a detrimental impact on the overall gross margins and operating results of ConnectInc.com. ConnectInc.com subcontracts certain product implementation to third-party service providers. Revenue from these third-party service providers generally carries lower gross margins which may vary from period to period, depending on the mix of revenue from third-party service providers. Services revenue depends in part on ongoing renewals of support contracts. If services revenue is lower than anticipated, ConnectInc.com may not achieve anticipated revenues or may incur losses. ConnectInc.com's ability to increase services revenue will depend in large part on its ability to increase the scale of its professional services organization. ConnectInc.com may not be able to do so.

CONNECTINC.COM DOES NOT KNOW IF ITS RECENTLY INTRODUCED PRODUCTS OR ITS FUTURE PRODUCTS WILL BE ACCEPTED

     Although founded in 1987, in 1998 ConnectInc.com announced a shift in business direction and focus, towards providing Internet-based systems integration based on technologies from within ConnectInc.com and from its industry partners. ConnectInc.com also committed to developing and concentrating its intellectual property around a new version of its MarketStream software application product. Accordingly, you should consider its business in light of the risks, expenses and problems frequently encountered by companies in an early stage of development, particularly companies in new and rapidly evolving markets such as the Internet. These risks include:

     - lack of acceptance of products and services by target customers;

     - development of equal or superior products or services by competitors;

     - failure of Internet-based electronic commerce;

     - ConnectInc.com's inability to develop and enhance competitive products or to successfully market these products; and

     - ConnectInc.com's inability to identify, attract, retain and motivate qualified personnel.

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

     ConnectInc.com expects Internet-based applications and systems integration services to account for most of its revenues for the foreseeable future. As a result, ConnectInc.com's net revenue and operating results may fluctuate significantly due to factors affecting its ability to market and sell Internet-based systems integration services to new and existing customers, many of which are beyond the control of ConnectInc.com. These factors include:

     - competition;

     - technological change;

     - failure of the market for Internet-based packaged applications to develop as anticipated by ConnectInc.com;

     - lack of customer acceptance of these products; and

     - the failure of ConnectInc.com to develop and introduce new and enhanced versions of these products on a timely basis.

     Further, if any of ConnectInc.com's customers are not able to successfully develop and deploy electronic commerce applications with MarketStream or are not satisfied with its products or services, the reputation of ConnectInc.com could be damaged, which could negatively impact ConnectInc.com's ability to achieve anticipated sales and revenue.

CONNECTINC.COM MAY NOT BE ABLE TO KEEP PACE WITH REGULATORY AND TECHNOLOGICAL CHANGE

     ConnectInc.com's success may, in part, depend upon its ability to develop new products and provide new services that meet changing customer needs. The market for products of ConnectInc.com is characterized by:

     - rapidly changing technology;

     - evolving industry standards, customer requirements and emerging competition; and

     - frequent new product and service introductions.

     As a result, ConnectInc.com may be required to change and improve its services and products in response to changes in operating systems, application and networking software, computer and communications hardware, programming tools and computer language technology. If ConnectInc.com cannot introduce new Internet-based services offerings that keep pace with technology, its business could be harmed. If ConnectInc.com cannot successfully develop MarketStream to meet the requirements of the market, or if MarketStream does not perform as expected, its business could be harmed.

THE TIME REQUIRED TO ENGAGE A CLIENT AND TO IMPLEMENT INTERNET-BASED SYSTEMS INTEGRATION SOLUTIONS MAY BE LENGTHY AND UNPREDICTABLE

     ConnectInc.com services are complex and expensive and generally involve significant investment decisions by prospective customers. Accordingly, the engagement of its services is often an executive-level decision by prospective customers and usually requires ConnectInc.com to engage in a lengthy sales cycle to educate prospective customers regarding the use and benefits of its service and product offerings. As such, the costs associated with Internet-based systems integration solutions can cause the sales and implementation cycle to be delayed, whether or not such delays are within the control of ConnectInc.com, and could cause ConnectInc.com's operating results to vary significantly from quarter to quarter.

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

CONNECTINC.COM DOES NOT KNOW IF THIRD-PARTY TECHNOLOGY LICENSES WILL CONTINUE TO BE AVAILABLE

     ConnectInc.com licenses some of its technology from third parties, including a relational database management system from Oracle, an object database management system from Object Design, Inc. and other software that is integrated with internally developed software and used in ConnectInc.com's software to perform key functions. Oracle offers products that compete with the products of ConnectInc.com. ConnectInc.com does not know if the third-party technology licenses will continue to be available to it on commercially reasonable terms, or at all. The loss or inability to maintain any of these technology licenses could delay the introduction of products and services of ConnectInc.com until equivalent technology, if available, is identified, licensed and integrated. The use of additional third-party software would require ConnectInc.com to enter into license agreements with third parties, which could result in higher royalty payments and a loss of product differentiation.

CONNECTINC.COM'S EXPANDING DISTRIBUTION AND SALES CHANNELS CREATES ADDITIONAL RISKS THAT MAY RESULT IN LOWER NET REVENUE

     Until the second quarter of 1998, ConnectInc.com sold products and services through a direct sales force. In the third quarter of 1998, ConnectInc.com announced a shift in business direction and focus to providing Internet-based systems and system integration services based on technologies from within ConnectInc.com and from its industry partners. ConnectInc.com's primary sales and marketing efforts are through innovative uses of the Internet and strategic partner programs. ConnectInc.com's ability to achieve revenue growth in the future depends on its ability to establish and maintain relationships with software developers, distributors, resellers and system integrators. If ConnectInc.com is unable to expand its direct sales force or other distribution channels, or if its partners do not perform to its or its customers' expectations, ConnectInc.com may not be able to increase sales as anticipated.

YEAR 2000 PROBLEMS MAY CAUSE AN INTERRUPTION IN THE BUSINESS OF CONNECTINC.COM

     Many existing computer programs and systems use only two-digit fields to identify the year, e.g. 85=1985, and they are unable to process date and time information between the twentieth and twenty-first centuries. Accordingly, computer programs and software may need to be modified prior to the year 2000 in order to remain functional. Although ConnectInc.com has invested a large amount of time and resources to address potential year 2000 problems, it may not be successful in its efforts to identify and address all year 2000 issues. Failure to complete the necessary modifications could cause a disruption or failure of such program and system. In addition, known or unknown defects that affect the operation of its applications, could result in delay or loss of revenue, diversion of development resources, damage to ConnectInc.com's reputation or increased service or warranty costs or litigation costs.

CONNECTINC.COM DOES NOT KNOW IF IT WILL EFFECTIVELY COMPETE IN THE ELECTRONIC COMMERCE SOFTWARE AND SOFTWARE IMPLEMENTATION INDUSTRIES

     The market for electronic commerce software and software implementation is relatively new, rapidly changing and highly competitive. ConnectInc.com competes with:

     - vendors of prepackaged electronic commerce software;

     - vendors of software tools for developing electronic commerce applications;

     - system integrators; and

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

     - providers of business application software.

     In addition, potential customers may elect to develop their own electronic commerce solutions. ConnectInc.com's current competitors include:

     - TRADEX Technologies, Inc.;

     - Viant Corporation;

     - Scient, Corp.;

     - The Extraprise Group;

     - Epicentric, Inc.;

     - Webridge, Inc.;

     - Click Interactive, Inc.;

     - Open Market, Inc.; and

     - Broadvision, Inc.

     ConnectInc.com also expects additional competition from other companies, including Microsoft, IBM/Lotus, Oracle Corporation, Interworld and Netscape Communications, Inc., all of which have announced or released products for Internet-based electronic commerce or intranet requisitioning. ConnectInc.com's potential competitors include a number of successful client/server applications software companies, such as Baan Company, PeopleSoft, Inc., Vantive Corporation and SAP AG, and electronic data interchange solution vendors, including Sterling Commerce, Inc. and General Electric Information Services Corporation.

     Many of these competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than ConnectInc.com and these competitors may be able to respond more quickly to new or changing opportunities, technologies and customer requirements. Also, many current and potential competitors have greater name recognition and more extensive customer bases that could be leveraged, thereby gaining market share to the detriment of ConnectInc.com. Such competitors may be able to undertake more extensive promotional activities, adopt more aggressive pricing policies and offer more attractive terms to purchasers than ConnectInc.com. These competitors may also be able to bundle their products in a manner that may discourage users from purchasing products offered by ConnectInc.com. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to enhance their products. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. ConnectInc.com may not be able to compete effectively with competitors and the competitive pressures faced by ConnectInc.com may require it to reduce the prices of its products and services and limit ConnectInc.com's ability to maintain or expand its sales.

CONNECTINC.COM IS DEPENDENT ON THE SUCCESS OF THE INTERNET

     ConnectInc.com services and products facilitate online commerce over the Internet. The Internet, and online commerce over the Internet, are at an early state of development and are rapidly evolving. While the Internet is expected to experience substantial growth in the number of users and amount of traffic, Internet infrastructure may not continue to support the increasing demands placed on it by this growth. Break-downs and slow-downs in Internet traffic may slow expansion of its use.

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

The infrastructure or complementary services necessary to make the Internet a viable commercial marketplace may not develop or may not develop in a timely manner.

     Demand and market acceptance for online commerce over the Internet is subject to a high level of uncertainty. This uncertainty is compounded for ConnectInc.com since adequate Internet infrastructure development is necessary in order to support increased online commerce, which in turn is necessary in order for ConnectInc.com to succeed. If the Internet develops more slowly than expected, the operating results of ConnectInc.com could be materially adversely affected.

     If the Internet infrastructure is unable to support the current growth of ConnectInc.com, its performance may be negatively impacted. The use of its products and services depends in large part upon the continued development of the infrastructure for providing Internet access and services. The Internet has experienced, and is expected to continue to experience, substantial growth in the number of users and amount of traffic. The Internet infrastructure may not continue to support the demands placed on it by this growth. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols to handle increased levels of Internet activity, or due to increased governmental regulation. Further, the costs of use of the Internet could increase to a degree that reduces its attraction as a platform for electronic commerce. As a result, the infrastructure or complementary services necessary to make the Internet a viable commercial marketplace may not develop into a viable commercial marketplace for ConnectInc's products and services.

PROBLEMS RELATING TO SECURITY, SYSTEM DISRUPTIONS AND COMPUTER INFRASTRUCTURE COULD NEGATIVELY AFFECT THE BUSINESS OF CONNECTINC.COM AND THE BUSINESS OF ITS CUSTOMERS

     Although ConnectInc.com has implemented in its products various security mechanisms, these products may be vulnerable to break-ins and similar disruptive problems caused by Internet users. The level of security provided by the products of ConnectInc.com depends upon the level of security selected by customers and the proper configuration and use of the products' security mechanisms. Computer break-ins and other disruptions would jeopardize the security of information stored in and transmitted through the computer systems of users of ConnectInc.com's products, which may result in significant liability to ConnectInc.com and may also deter potential customers.

     The security and privacy concerns of existing and potential customers, as well as concerns related to computer viruses, may inhibit the growth of the Internet marketplace generally, and the customer base and revenues of ConnectInc.com in particular. ConnectInc.com attempts to implement contracts which limit its liability to customers, including liability arising from a failure of the security feature contained in the products of ConnectInc.com. However such contractual provisions may not be enforceable. ConnectInc.com currently does not have product liability insurance to protect against these risks.

     ConnectInc.com operates and manages online networks for some of its customers and provides hosting for certain customers' MarketStream applications. These services depend upon the ability of ConnectInc.com to protect the computer equipment and the information stored in its data center against damage caused by fire, earthquakes, power loss, telecommunications failures, unauthorized entry and other similar events. Any such damage or failure that causes interruptions in operations could negatively affect the businesses of the customers of ConnectInc.com, which could expose ConnectInc.com to liability.

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

CONNECTINC.COM MAY NOT BE ABLE TO MAINTAIN THE REQUIREMENTS FOR LISTING ON THE NASDAQ NATIONAL MARKET

     ConnectInc.com believes that continued listing on The Nasdaq Stock Market provides additional prestige and enhanced liquidity for its stockholders. In 1998, The Nasdaq Stock Market informed ConnectInc.com that it did not meet the requirements for the continued listing of its common stock on The Nasdaq National Market. Specifically, Nasdaq's listing rules require ConnectInc.com to maintain net tangible assets of at least $4.0 million. With the net proceeds of approximately $4.0 million from the financing that was completed in January 1999, and subsequent operations, the net tangible assets of ConnectInc.com were approximately $4.9 million as of September 30, 1999. Accordingly, ConnectInc.com believes that its net tangible assets currently exceed the minimum level required for continued listing on The Nasdaq Stock Market.

     Nevertheless, in order for ConnectInc.com to remain listed on The Nasdaq National Market, it must continue to meet the Nasdaq continuing listing criteria on an ongoing basis. ConnectInc.com may not be able to maintain compliance with the listing requirements. The removal of ConnectInc.com's common stock from listing on The Nasdaq National Market may have a negative effect on the market price of its common stock and on the ability of stockholders and investors to buy and sell shares of its common stock in the public market.

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

                  CONNECTINC.COM SPECIAL STOCKHOLDERS MEETING

GENERAL

     This proxy statement/prospectus is first being mailed to the recordholders of ConnectInc.com common stock on or about December 23, 1999. Also enclosed is a notice of the special meeting of ConnectInc.com stockholders and a form of proxy that the ConnectInc.com board of directors is soliciting for use at the special meeting and at any adjournments or postponements thereof. The special meeting will be held on January 31, 2000 at 2:00 p.m., local time, at 515 Ellis Street, Mountain View, California.

MATTERS TO BE CONSIDERED

     The purpose of the special meeting is to vote on the adoption and approval of the merger agreement, the merger and the other transactions contemplated by the merger agreement. ConnectInc.com stockholders may also be asked to vote upon a proposal to adjourn or postpone the special meeting to allow additional time for the solicitation of additional votes to approve the merger agreement if the secretary of the meeting determines that there are not sufficient votes to approve the merger agreement.

PROXIES

     ConnectInc.com stockholders should fill out and send back the accompanying form of proxy if they will be unable to attend the special meeting in person. ConnectInc.com stockholders may revoke their proxies at any time before the proxies are exercised by giving the secretary of ConnectInc.com written notice of revocation, properly executed proxies of a later date or by attending the special meeting and voting in person. Written notices of revocation and other communications with respect to the revocation of ConnectInc.com proxies should be addressed to ConnectInc.com., Co., 515 Ellis Street, Mountain View, California 94043, Attention: Company Secretary. All shares represented by valid proxies received and not revoked before they are exercised will be voted in the manner specified in the proxies. If no specification is made, the proxies will be voted in favor of the merger agreement, the merger and the other transactions contemplated by the merger agreement. No proxy that is voted against the merger agreement will be voted in favor of any adjournment or postponement of the special meeting for the purpose of soliciting additional proxies. However, if a stockholder abstains from voting on the adoption and approval of the merger agreement, the merger and the other transactions contemplated by the merger agreement and makes no specification on an adjournment or postponement for the purpose of soliciting additional proxies, then the proxy will be voted for the adjournment or postponement.

SOLICITATION OF PROXIES

     ConnectInc.com will pay the entire cost of soliciting proxies. In addition to soliciting proxies by mail, ConnectInc.com will request banks, brokers and other recordholders to send proxies and proxy material to the beneficial owners of ConnectInc.com common stock and obtain their voting instructions, if necessary. ConnectInc.com will reimburse these recordholders for their reasonable expenses in performing these tasks. ConnectInc.com has also made arrangements with Corporate Investor Communications, Inc. to assist in soliciting proxies from banks, brokers and nominees and has agreed to pay Corporate Investor Communications, Inc. approximately $10,000 plus expenses for its services. If necessary, ConnectInc.com may also use several of its regular employees, who will not be specially compensated, to solicit proxies from ConnectInc.com stockholders, either personally or by telephone, letter or other means.
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

RECORD DATE AND VOTING RIGHTS

     The ConnectInc.com board of directors has fixed December 17, 1999 as the record date for determining the ConnectInc.com stockholders entitled to notice of and to vote at the ConnectInc.com special meeting. Therefore, only stockholders of record at the close of business on the record date will receive notice of, and be able to vote at, the ConnectInc.com special meeting. At the close of business on the record date, there were 14,894,308 shares of ConnectInc.com common stock outstanding held by approximately 209 recordholders in addition to approximately 14,000 holders who do not hold shares in their own names. A majority of these shares must be present at the special meeting, either in person or by proxy, in order for there to be a quorum at the special meeting. There must be a quorum in order for the vote on the merger agreement, the merger and the other transactions contemplated by the merger agreement to occur. Each share of outstanding ConnectInc.com common stock entitles its holder to one vote.

     Shares of ConnectInc.com common stock present in person at the ConnectInc.com special meeting but not voting, and shares for which ConnectInc.com has received proxies but with respect to which holders of these shares have abstained, will be counted as present at the special meeting for purposes of determining whether or not a quorum exists. Brokers who hold shares in nominee or "street" name for customers who are the beneficial owners of the shares may not give a proxy to vote shares held for these customers on the matters to be voted on at the special meeting without specific instructions from them. However, broker non-votes will be counted for purposes of determining whether a quorum exists.

     Under Delaware law and ConnectInc.com's certificate of incorporation, holders of a majority of the outstanding shares of ConnectInc.com common stock entitled to vote at the ConnectInc.com special meeting must vote for the merger agreement in order for it to be adopted by ConnectInc.com.

     Because approval of the merger agreement, the merger and the other transactions contemplated by the merger agreement requires the affirmative vote of holders of a majority of the outstanding shares of ConnectInc.com common stock entitled to vote at the special meeting, abstentions and broker non-votes will have the same effect as votes against approving the merger agreement, the merger and the other transactions contemplated by the merger agreement. Therefore, the ConnectInc.com board of directors urges stockholders to complete, date and sign the accompanying proxy and return it promptly in the enclosed, postage-paid envelope.

     As of the record date, ConnectInc.com's directors and executive officers beneficially owned approximately 364 outstanding shares of ConnectInc.com common stock, representing less than 1% of the voting power of the ConnectInc.com common stock entitled to vote at the special meeting. ConnectInc.com expects that each of these directors and/or executive officers will vote his or her shares for the merger agreement, the merger and the other transactions contemplated by the merger agreement.

     More information about the beneficial ownership of ConnectInc.com common stock by those who own more than 5% of the stock, and more detailed information about the beneficial ownership of ConnectInc.com common stock by directors and executive officers of ConnectInc.com, can be found in ConnectInc.com's annual report on Form 10-K for the year ended December 31, 1998, incorporated into this proxy statement/prospectus by reference. See "Where You Can Find More Information."

RECOMMENDATION OF THE CONNECTINC.COM BOARD

     The ConnectInc.com board of directors has unanimously approved the merger agreement, the merger and the other transactions contemplated by the merger agreement. The ConnectInc.com

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

board believes that the merger agreement is in the best interests of ConnectInc.com and its stockholders and recommends that ConnectInc.com stockholders vote FOR the merger agreement, the merger and the other transactions contemplated by the merger agreement. See "The Merger -- Recommendation of the ConnectInc.com Board of Directors and ConnectInc.com's Reasons for the Merger."

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

                                   THE MERGER

     This section of the proxy statement/prospectus describes the most significant aspects of the merger, including the principal provisions of the merger agreement between ConnectInc.com and Calico. The following discussion, which includes a summary of the significant terms and provisions of the merger agreement, is qualified by reference to the merger agreement. The merger agreement is attached as Appendix A to this proxy statement/prospectus, and is incorporated herein by reference.

BACKGROUND OF THE MERGER

     As a regular part of their business plans, Calico and ConnectInc.com have from time to time each considered opportunities for expanding and strengthening their technology, products, research and development capabilities and distribution channels, including strategic acquisitions, business combinations, investments, licensing and development agreements and joint ventures. In this connection, Calico and ConnectInc.com negotiated and signed an OEM Software License Agreement in October 1999 for ConnectInc.com's MarketStream product.

     During the negotiation of the OEM Software License Agreement, on October 19, 1999, David Cardinal, Calico's Chief Technical Officer, telephoned Craig Norris, ConnectInc.com's CEO, to arrange a meeting between Mr. Norris and Alan Naumann, Calico's CEO.

     On October 25, 1999, Calico's board met with management to consider potential strategic acquisitions and business combinations, including ConnectInc.com.

     At a regular meeting of the Calico board of directors held on October 26, 1999, Mr. Naumann mentioned the possibility and strategic rationale for various merger and acquisition opportunities, including ConnectInc.com, that had been discussed on October 25.

     On November 1, 1999, Messrs. Cardinal, Naumann and Norris met and discussed the Internet marketplace and company strategies, after which Mr. Naumann suggested a possible merger of ConnectInc.com with Calico. Mr. Norris subsequently contacted Gordon Bridge and Rory O'Driscoll, two other ConnectInc.com board members, to apprise them of the Calico conversations.

     On November 2, 1999, during internal meetings at ConnectInc.com's facility in Mountain View, California, James Kochman and Kevin Ainsworth, representatives of Alliant Partners, met with Mr. Norris and Kevin Berry, ConnectInc.com's Chief Financial Officer, to discuss the prospect of a business combination with Calico and prepare for due diligence meetings. Alliant Partners was also engaged as the financial advisor for ConnectInc.com. In the evening, Mr. Norris called Ms. Radhu Basu and Mr. Richard Lussier, members of ConnectInc.com's board of directors, to update them on his meeting of November 1, 1999 with Mr. Naumann.

     On November 3, 1999, after executing a mutual nondisclosure agreement, a meeting between the senior managers of both companies took place at Calico's headquarters in San Jose, California. In attendance for Calico were Messrs. Naumann and Cardinal, Arthur Knapp, Calico's Chief Financial Officer, and Melissa Baten Caswell, Calico's Director of Corporate Development. In attendance for ConnectInc.com were Messrs. Norris and Berry and David Wippich, ConnectInc.com's Executive Vice President of Marketing and Sales. At the meeting, both Calico and ConnectInc.com executives made presentations regarding their respective businesses and product strategies.

     On November 4 and 5, 1999, the parties met at a hotel in Sunnyvale, California to further discuss the possibility of a merger and begin due diligence. They were joined by Bill Fleming, Calico's Corporate Counsel. Mr. Fleming also visited the headquarters of ConnectInc.com to inspect certain contractual and legal documents. During the period beginning on November 4, 1999 through

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

November 18, 1999, the parties, their financial advisors and their legal counsel conducted due diligence.

     On November 4, 1999, Mr. Knapp contacted representatives at Hambrecht & Quist, LLC and subsequently executed an engagement letter covering the potential merger with ConnectInc.com. From November 6 through November 9, 1999, Mr. Knapp and Hambrecht & Quist discussed various valuation and structure issues.

     On November 5, 1999, Messrs. Berry, Norris and Wippich of ConnectInc.com, and Messrs. Naumann, Knapp, Cardinal and Fleming and Ms. Baten Caswell of Calico, met at a hotel in Sunnyvale, California to further discuss the merger possibility.

     From November 5, 1999 through November 9, 1999, various discussions were held among the companies and their financial advisors. On November 6, 1999, Mr. Knapp and Mr. Berry held a telephonic meeting to further discuss financial due diligence.

     On November 9, 1999, the financial advisors of both companies discussed valuation levels but did not agree upon an exchange ratio. Following these discussions, the advisors suggested that Messrs. Naumann and Knapp should speak directly with Mr. Norris to try to resolve various valuation issues.

     On November 9, 1999, the ConnectInc.com board of directors held a telephone conference call to discuss the merger proposal. Mr. Kochman of Alliant Partners and James Jones of Cooley Godward LLP, ConnectInc.com's counsel in the transaction, also participated in the conference call.

     In the evening of November 10, 1999, ConnectInc.com's board of directors held a special meeting by telephone conference call to discuss the exchange ratio and strategic benefits to ConnectInc.com and its stockholders of a combined company as well as the prospects of ConnectInc.com as a stand-alone company. After extensive discussion, the board directed Mr. Norris to continue the discussions with Calico and to execute a no-shop agreement covering a period of 20 days.

     On November 11, 1999, the Calico transaction team reviewed the status of the negotiations and due diligence with representatives of Gray Cary Ware & Freidenrich LLP, counsel to Calico, and with Hambrecht & Quist. The team continued to discuss the terms of the merger with representatives of ConnectInc.com and Alliant Partners.

     On November 12, 1999, representatives from Hambrecht & Quist conducted due diligence at Calico's headquarters, including a review of financial and other matters. Messrs. Knapp and Fleming, Ms. Baten Caswell and representatives of Hambrecht & Quist met with ConnectInc.com and its financial advisor, Alliant Partners, to conduct further due diligence. On November 15, 1999, representative from Alliant Partners visited Calico headquarters to conduct due diligence with Calico.

     In the evening of November 12, 1999, at a special telephonic meeting, Calico's board discussed the status of the proposed transaction with ConnectInc.com. Members of the board discussed the benefits to Calico that would result from a merger with ConnectInc.com. Mr. Naumann presented to the board a summary of all discussions with ConnectInc.com. Mr. Knapp and Ms. Baten Caswell updated the board on the preliminary results of the due diligence and the board provided Mr. Naumann some guidance about the circumstances under which Calico should continue discussions.

     On November 12, 1999, Gray Cary Ware & Freidenrich distributed drafts of the proposed merger agreement to the parties for their review. On November 13, 1999, Messrs. Knapp and Fleming held a telephonic meeting with Gray Cary Ware & Freidenrich to review various aspects of the draft agreement. On November 14, 1999, Mr. Knapp and Mr. Norris further discussed the agreement and other aspects of the due diligence process.

     On November 16, 1999, at a special telephonic meeting, Calico's board discussed the status of the proposed transaction with ConnectInc.com.

     On November 17, 1999, at a special meeting held at Calico's headquarters, Calico's board, among other things, discussed the status of the proposed transaction with ConnectInc.com. Messrs. Knapp and Cardinal and Ms. Baten Caswell updated the board on the results of the due diligence procedures. Representatives of Gray Cary Ware & Freidenrich described the fiduciary duties of the board and presented a report on the due diligence that had been completed. Representatives of Hambrecht & Quist presented a financial analysis of the proposed transaction, including a review of the pricing of the transaction with ConnectInc.com as compared to other similar transactions. The board also reviewed the terms of the merger agreement. Following discussion, the board gave tentative approval to the merger, including a deal structure involving stock and the assumption of outstanding options to acquire ConnectInc.com common stock, subject to review of the final terms of the merger.

     On November 17, 1999, ConnectInc.com held a special meeting of the board of directors to discuss the potential transaction. At that meeting, Mr. Jones of Cooley Godward made a presentation on the significant terms and conditions of the draft merger agreement and reviewed the board's fiduciary duties with respect to considering a business combination transaction. Representatives of Alliant Partners reviewed with the board the financial terms of the proposed transaction and also discussed other potential companies with whom ConnectInc.com could combine. The ConnectInc.com board, management and financial and legal advisors discussed the positive and negative factors relevant to the potential transaction with Calico, which are discussed below under "ConnectInc.com's Reasons for the Merger." Alliant Partners presented a financial analysis of the proposed exchange ratio. At that time, the board considered a fixed exchange ratio of 0.081. After extensive discussion, the board determined to continue discussions with Calico and provided guidance and parameters for the negotiations.

     From November 16, 1999 through November 18, 1999, representatives of ConnectInc.com, Calico, Alliant Partners, Cooley Godward and Gray Cary Ware & Freidenrich held various telephonic conference calls to continue negotiating the terms of the transaction, including certain provisions in the draft merger agreement.

     In the evening of November 18, 1999, at a special telephonic meeting, Calico's board discussed the status of the proposed transaction with ConnectInc.com. Mr. Knapp presented to the board a summary of all discussions with ConnectInc.com. Representatives of Hambrecht & Quist advised the board regarding the financial aspects of the transaction and representatives of Gray Cary Ware & Freidenrich presented the Calico board with the proposed final terms of the transactions. Following discussion, the board unanimously approved resolutions authorizing the transaction on that basis.

     Also in the evening of November 18, 1999, ConnectInc.com held a special telephonic meeting of the board of directors. Mr. Jones of Cooley Godward updated the ConnectInc.com board on the terms of the merger agreement. Representatives of Alliant Partners delivered its opinion, which was subsequently confirmed by delivery of a written opinion dated November 18, 1999, to the effect that as of the date of the opinion and based upon and subject to the matters stated in the opinion, the total consideration received by the stockholders of ConnectInc.com pursuant to the merger agreement was fair, from a financial point of view, to the holders of ConnectInc.com common stock. After extensive discussion, the ConnectInc.com board unanimously approved the transaction, approved an

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

exchange ratio of 0.081, which implied a valuation for ConnectInc.com of $5.427 per share, based upon the November 18, 1999 closing price of $67.00 per share of Calico, and instructed management to continue discussions with Calico and to execute the merger agreement upon negotiation of satisfactory terms.

     Early in the morning of November 19, 1999, the parties finalized the merger agreement and all exhibits. ConnectInc.com, Calico and a subsidiary of Calico set up for that purpose then executed the merger agreement and issued a joint press release announcing the merger prior to the opening of the stock market on November 19, 1999.

CALICO'S REASONS FOR THE MERGER

     Calico's strategic intent is to grow its business and provide its customers with completely integrated customer solutions through internal development, strategic acquisitions, business combinations and alliances. Calico's board of directors approved the merger and determined that the merger would provide Calico with a strategic presence in the emerging market of facilitating online trading communities for the electronic purchase and sale of goods and services among multiple parties. Calico determined that ConnectInc.com's leadership in this area would complement Calico's leadership in customer-focused electronic commerce applications. In approving the merger, Calico's board considered the following:

     - the merger will better enable the combined company to provide complete electronic commerce solutions to customers;

     - the merger will facilitate Calico's efforts to broaden its product offerings to include Internet market makers who act as a portal in the role of intermediaries and aggregators in the conduct of electronic commerce and the establishment of an online trading community;

     - the integration of ConnectInc.com's MarketStream product, which enables electronic business along the entire chain of sellers, buyers and market makers, with Calico's eSales suite, will position the combined company to serve important growth segments of the business-to-business electronic commerce market;

     - the merger will enable Calico to enhance the functionality of its eSales suite and expand its applications to technology and early stage Internet market makers linking multiple buyers and multiple sellers in an online trading community;

     - Calico will gain access to ConnectInc.com's customer base;

     - Calico will gain access to ConnectInc.com's engineering and deployment resources;

     - The products developed by Calico and ConnectInc.com will have a common technology architecture which could facilitate product integration;

     - both companies are in relatively close geographic proximity; and

     - both companies have a common culture, including a shared commitment to maintaining high levels of customer satisfaction which will enhance Calico's ability to integrate ConnectInc.com's operations and support functions.

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     The Calico board of directors considered these benefits as well as certain potentially negative factors that may result from the merger, including:

     - the potential dilutive effect on Calico's common stock price if revenue expectations of the combined company are not met;

     - the potential loss of key ConnectInc.com employees critical to the ongoing success of the ConnectInc.com products and to the successful integration of both companies' product lines;

     - the loss of key ConnectInc.com customers;

     - the general difficulties of integrating software products, technologies and companies;

     - the possibility of cultural conflicts despite the apparent similarities; and

     - the other risks described above under "Risk Factors."

     The above discussion of reasons for the merger includes forward-looking statements about possible or assumed future results of operations of the combined company and the performance of the combined company after the merger. Future results and performance are subject to risks and uncertainties, which could cause such results and performance to differ significantly from those expressed in these statements. For a discussion of these risks and uncertainties, and other factors that could affect future results and performance, see "Risk Factors."

RECOMMENDATION OF THE CONNECTINC.COM BOARD OF DIRECTORS AND CONNECTINC.COM'S REASONS FOR THE MERGER

     The ConnectInc.com board of directors believes that the merger is advisable and fair to and in the best interests of ConnectInc.com and ConnectInc.com's stockholders. Accordingly, the ConnectInc.com board of directors has unanimously approved the merger agreement and unanimously recommends that ConnectInc.com stockholders vote FOR the adoption and approval of the merger agreement, the merger and the other transactions contemplated by the merger agreement.

     The ConnectInc.com board of directors believes that, despite ConnectInc.com's efforts to date, increasing competition and industry consolidation would make it increasingly important for ConnectInc.com to grow and gain critical mass in order to compete with larger companies with substantially greater resources and broader, integrated product offerings. ConnectInc.com's management has considered a number of alternatives for enhancing its competitive position, including by growing through the acquisition of smaller companies that could extend ConnectInc.com's product offering and enhance the distribution of ConnectInc.com products and services, or merging with a larger company. In the industry environment referred to above, the ConnectInc.com board of directors identified several potential benefits for ConnectInc.com's stockholders, employees and customers that it believes would result from the merger. These potential benefits include:

     - the financial strength of Calico that would enable the combined company to commit greater resources to both current and emerging product development efforts and to fund the future growth of the combined company's business;

     - the positive marketplace momentum of Calico, as compared to the perception in the marketplace of ConnectInc.com in light of its historical legacy;

     - the ability to leverage Calico sales and marketing presence and financial resources to increase sales of ConnectInc.com products;

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

     - the opportunity for ConnectInc.com, as part of the combined company, to compete more effectively in the increasingly competitive and rapidly changing electronic commerce industry;

     - the potential synergy and compatibility between ConnectInc.com and Calico, based on the compatibility of the companies' product lines and company cultures;

     - the merger consideration to be received by ConnectInc.com stockholders, which at the time the parties signed the merger agreement represented a premium over the recent price range of ConnectInc.com common stock; and

     - the greater liquidity to ConnectInc.com stockholders of an investment of Calico common stock instead of ConnectInc.com common stock.

     In the course of its deliberations during the ConnectInc.com board of directors meetings, the ConnectInc.com board of directors reviewed with ConnectInc.com's management a number of additional factors relevant to the merger, including the strategic overview and prospects for ConnectInc.com. The ConnectInc.com board of directors also considered the following positive factors, among others, in connection with its review and analysis of the merger. The ConnectInc.com board's conclusions with respect to each of these factors supported its determination that the merger agreement and the consummation of the merger were fair to, and in the best interests of, ConnectInc.com and its stockholders:

     - the financial condition, results of operations, prospects and competitive position of Calico and ConnectInc.com before and after giving effect to the merger -- the ConnectInc.com board believed that, in light of, among other things, market and industry conditions, the financial strength of Calico and the ability to leverage Calico's sales and marketing presence and financial resources to increase sales of ConnectInc.com's products, the potential synergy and compatibility between ConnectInc.com and Calico, the long-term financial condition, results of operations, prospects and competitive position of the combined company would be better than the long-term financial condition, results of operations, prospects and competitive position of ConnectInc.com on a stand-alone basis;

     - current financial market conditions and historical market prices and trading information with respect to Calico common stock and ConnectInc.com common stock -- the ConnectInc.com board viewed favorably Calico's stock market presence and positive reputation with investors and the greater liquidity to ConnectInc.com stockholders of an investment in Calico common stock instead of ConnectInc.com common stock;

     - the ConnectInc.com board's belief that the complementary products and services, sales channels, partners, technology and critical skills of Calico and ConnectInc.com should enable the combined company to compete more effectively;

     - a comparison of selected recent acquisition and merger transactions in the industry -- the ConnectInc.com board viewed favorably the comparison of the merger to the information provided to it by Alliant Partners relating to selected recent acquisition and merger transactions in the industry including the information described below under "-- Opinion of ConnectInc.com's Financial Advisor";

     - the expected tax treatment of the merger -- the ConnectInc.com board viewed favorably the expectations that for U.S. federal income tax purposes, no gain or loss would be recognized by a holder of ConnectInc.com common stock upon the exchange of all of such holder's shares of ConnectInc.com common stock solely for shares of Calico common stock in the merger;

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

     - the opinion of Alliant Partners rendered at the November 18, 1999 meeting of the board of directors that, based upon certain analyses performed by Alliant Partners and discussed with the ConnectInc.com board of directors, portions of which analyses are described below under "-- Opinion of ConnectInc.com's Financial Advisor", and based upon and subject to the various conditions set forth in the opinion of Alliant Partners, the total consideration received by the stockholders of ConnectInc.com pursuant to the merger agreement was fair to holders of ConnectInc.com common stock, from a financial point of view, as of November 18, 1999;

     - the ConnectInc.com board's belief that the merger will benefit ConnectInc.com customers and employees for a number of reasons, including that the combined company will be better able to provide enhanced and more valuable products to its customers, and the combined company will provide employees with the opportunity to participate in the growth of a more competitive company; and

     - positive reports from management and financial advisors as to the results of their investigation of Calico.

     In the course of the deliberations, the ConnectInc.com board considered that the merger would be accounted for as a "purchase," but did not view it as a positive or negative factor.

     The ConnectInc.com board of directors also considered a number of potentially negative factors in its deliberations concerning the merger, including;

     - the loss of control over the future operations of ConnectInc.com following the merger;

     - the risk that the benefits sought to be achieved in the merger will not be achieved;

     - the fixed nature of the exchange ratio and the resulting risk that it will not adjust for subsequent price fluctuations;

     - the possibility that the public announcement of the merger would have a negative impact on ConnectInc.com's sales, customer relations and operating results and ConnectInc.com's ability to attract and retain key management, marketing and technical personnel;

     - certain terms of the merger agreement and related agreements that prohibit ConnectInc.com and its representatives from soliciting third party bids and from accepting, approving or recommending unsolicited third party bids except in very limited circumstances, which terms would reduce the likelihood that a third party would make a bid for ConnectInc.com; and

     - the other risks described above under "Risk Factors."

     The ConnectInc.com board of directors discussed with ConnectInc.com's management the risks and benefits of a stand-alone strategy. The ConnectInc.com board of directors believed that certain of the above risks were unlikely to occur or unlikely to have a material impact on the combined company, while others could be avoided or mitigated by ConnectInc.com or Calico, and that, overall, the risks associated with the merger agreement and the merger were outweighed by the potential benefits of the merger.

     The foregoing discussion of information and factors considered by the ConnectInc.com board of directors is not intended to be exhaustive but is believed to include all material factors considered by the ConnectInc.com board of directors. In view of the wide variety of factors considered by the ConnectInc.com board of directors, the ConnectInc.com board of directors did not find it practicable to quantify or otherwise assign relative weight to the specific factors considered. However, after taking into account all of the factors set forth above, the ConnectInc.com board of directors unanimously

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

agreed that the merger agreement and the merger were fair to, and in the best interests of, ConnectInc.com and its stockholders and that ConnectInc.com should proceed with the merger.

     The above discussion of reasons for the merger includes forward-looking statements about possible or assumed future results of operations of the combined company and the performance of the combined company after the merger. Future results and performance are subject to risks and uncertainties, which could cause such results and performance to differ significantly from those expressed in these statements. For a discussion of these risks and uncertainties, and other factors that could affect future results and performance, see "Risk Factors."

INTERESTS OF CONNECTINC.COM'S OFFICERS AND DIRECTORS IN THE MERGER AND POTENTIAL CONFLICTS OF INTERESTS

     In considering the recommendations of ConnectInc.com's board of directors with respect to the merger, stockholders should be aware that certain members of the board of directors and management of ConnectInc.com have interests in the merger that are in addition to the interests of stockholders of ConnectInc.com generally. The ConnectInc.com board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the merger transactions.

     CHANGE IN CONTROL AGREEMENTS. In June 1997 ConnectInc.com entered into a Change of Control Agreement with Craig Norris, which was subsequently amended in April 1998. Pursuant to the terms of his Change of Control Agreement, as amended, Mr. Norris will be entitled to a cash payment equal to 2.99 times his total compensation during fiscal year 1997 upon certain change of control transactions involving ConnectInc.com. Such cash payment is subject to reduction in certain circumstances and would be reduced to zero if the aggregate value to be received by ConnectInc.com's stockholders in connection with such change of control transaction were equal to or less than $25 million. Also, Mr. Norris' cash payment is reduced by the amount of net gains that Mr. Norris would recognize if he exercised on the date of closing of the change of control any vested options held by him as of such date. It is anticipated that Mr. Norris' vested option gain will exceed the amount of his change of control cash payment and, therefore, Mr. Norris' change of control cash payment will be reduced to zero.

     In April 1998, Lucille Hoger, ConnectInc.com's newly appointed Vice President of Professional Services, entered into a Change of Control Agreement. Ms. Hoger will be entitled to a cash payment equal to 2.99 times her total compensation during fiscal year 1997 upon certain change of control transactions involving ConnectInc.com. Such cash payment is subject to reduction in certain circumstances and would be reduced to zero if the aggregate value to be received by ConnectInc.com's shareholders in connection with such change of control transaction were equal to or less than $25 million.

     In addition, if Mr. Norris or Ms. Hoger were to be terminated involuntarily within two years of a change of control, he or she would be entitled for a period of twelve months following such termination to continuation of his or her monthly salary, payment on a monthly basis of one-twelfth of the performance bonus to which he or she would have been entitled assuming full achievement of all performance objectives of ConnectInc.com for such year, acceleration of vesting of all stock options held at the time of termination, certain benefits under ConnectInc.com's health and other benefit plans, and outplacement services not to exceed $15,000.

     In July 1998, ConnectInc.com entered into Change of Control Agreements with William Whitney, ConnectInc.com's newly appointed Vice President of E-Business Solutions, Rohit Saxena, ConnectInc.com's newly appointed Director of Customer Deployment, and Preetham Gopalaswamy,

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

ConnectInc.com's newly appointed Vice President of E-Business Technologies. In August 1999, ConnectInc.com entered into a Change of Control Agreement with Vimal Goel, ConnectInc.com's newly appointed Vice President of Engineering. Pursuant to the terms of such Change of Control Agreements, if such officer were to be terminated involuntarily within six months of a change of control, he or she would be entitled for a period of three months following such termination to continuation of his or her monthly salary, acceleration of vesting of all stock options held at the time of termination, and certain benefits under ConnectInc.com's health and other benefit plans.

     In May 1999, ConnectInc.com entered into a Change of Control Agreement with Kevin Berry, ConnectInc.com's newly appointed Chief Financial Officer. Pursuant to the terms of his Change of Control Agreement, if Mr. Berry were to be terminated involuntarily within six months of a change of control, he would be entitled for a period of twelve months following such termination to continuation of his monthly salary, payment on a monthly basis of one-twelfth of the performance bonus to which he would have been entitled assuming full achievement of all performance objectives of ConnectInc.com for such year, acceleration of vesting of all stock options held at the time of termination, certain benefits under ConnectInc.com's health and other benefit plans, and outplacement services not to exceed $15,000.

     In September 1999, ConnectInc.com entered into a Change of Control Agreement with David Wippich, ConnectInc.com's newly appointed Executive Vice President of Marketing and Sales. Pursuant to the terms of his Change of Control Agreement, if Mr. Wippich were to be terminated involuntarily within six months of a change of control, he would be entitled for a period of twelve months following such termination to continuation of his monthly salary, payment on a monthly basis of one-twelfth of the performance bonus to which he would have been entitled assuming full achievement of all performance objectives of ConnectInc.com for such year, acceleration of vesting of all stock options held at the time of termination, certain benefits under ConnectInc.com's health and other benefit plans, and outplacement services not to exceed $15,000.

     For purposes of the Change of Control Agreements, involuntary termination includes the officer's voluntary termination following a material reduction or change in job duties, any reduction in base compensation or the officer's refusal to relocate to a facility more than 50 miles from ConnectInc.com's current location.

     Each of the above change of control agreements provides that an employee's severance and other benefits shall be reduced, if necessary, to ensure that no portion of such benefits shall be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code.

     Calico and ConnectInc.com have agreed that the merger is a change of control under each of these agreements.

     Also, Mr. Berry, Ms. Hoger and Mr. Wippich each have entered into Severance Agreements with ConnectInc.com whereby he or she is entitled for a period of six months following termination without cause to receive his or her monthly salary and targeted bonus, plus certain medical benefits. For purposes of the Severance Agreements, termination includes a significant reduction in level or type of responsibility. ConnectInc.com is not obligated to make payments under these Severence Agreements so long as payments are made under the Change of Control Agreements described above.

     In addition, certain directors of ConnectInc.com will receive accelerated stock option vesting if their service to ConnectInc.com is terminated after the merger.

     INDEMNIFICATION AND INSURANCE. The merger agreement provides that after the effective time, Calico will cause ConnectInc.com to indemnify each present and former director and officer of ConnectInc.com or any of its subsidiaries against any claims, losses, liabilities, damages, payments,

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

settlement, costs or expenses incurred in connection with any claim, demand, action, suit, proceeding or investigation arising out of or pertaining to matters existing or occurring at or prior to the effective time or based in whole or in part on or pertaining to the merger. Calico will cause ConnectInc.com to fulfill and honor the obligations of ConnectInc.com pursuant to all indemnification agreements existing on the date of the merger and the certificate of incorporation and bylaws of ConnectInc.com in effect on the date of the merger agreement. Calico's obligations for such indemnification shall not exceed ConnectInc.com's net worth as of September 30, 1999. In addition, for a period of six years after the effective time, Calico will maintain or cause ConnectInc.com to maintain a directors' and officers' policy covering those persons who are currently covered by ConnectInc.com's directors' and officers' liability insurance policy with coverage and scope at least as favorable as ConnectInc.com's existing coverage. Calico is not required to expend per year for such coverage more than 200% of the current annual premium expended by ConnectInc.com to provide such coverage. If the annual premiums of such insurance coverage exceed this amount, Calico may elect to cause coverage at least as favorable as existing coverage in all material respects to be provided under any policy maintained for the benefit of Calico or any of its subsidiaries.

OPINION OF CONNECTINC.COM'S FINANCIAL ADVISOR

     Pursuant to an engagement letter dated November 8, 1999, ConnectInc.com retained Alliant Partners to render an opinion regarding the fairness of a possible sale of ConnectInc.com, from a financial point of view, to the holders of common stock of ConnectInc.com stock.

     On November 18, 1999, after the market close, the ConnectInc.com board met by teleconference and approved the merger. At this meeting, Alliant Partners delivered to the ConnectInc.com board its opinion that, as of November 18, 1999, and based on the matters described therein, the total consideration received by the stockholders of ConnectInc.com pursuant to the merger agreement was fair, from a financial point of view, to the holders of ConnectInc.com common stock. Alliant Partners noted that its presentation on the financial terms of the merger was based on the closing stock price of Calico on November 17, 1999. No limitations were imposed by ConnectInc.com on the scope of Alliant Partners' investigations or the procedures to be followed by Alliant Partners in rendering its opinion. The exchange ratio was determined through negotiations between the management of ConnectInc.com and Calico. In furnishing its opinion, Alliant Partners was not engaged as an agent or fiduciary of ConnectInc.com's stockholders or any other third party.

     The full text of the Alliant Partners opinion, which sets forth, among other things, assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Appendix B and is incorporated herein by reference. Stockholders of ConnectInc.com are urged to read the Alliant Partners opinion in its entirety. The Alliant Partners opinion was prepared for the benefit and use of the ConnectInc.com board of directors in its consideration of the merger and does not constitute a recommendation to stockholders of ConnectInc.com as to how they should vote at the meeting in connection with the merger. The Alliant Partners opinion does not address the relative merits of the merger and any other transactions or business strategies discussed by the ConnectInc.com board of directors as alternatives to the merger agreement. In addition, the Alliant Partners opinion does not address the underlying business decisions of the ConnectInc.com board of directors to proceed with the merger, except with respect to the fairness of the total consideration received by the ConnectInc.com stockholders pursuant to the merger agreement, from a financial point of view, to the holders of common stock of ConnectInc.com, the underlying business decision of the ConnectInc.com board of directors to proceed with or effect the merger. The summary of the Alliant Partners opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the Alliant Partners opinion.

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

     In connection with the preparation of its opinion, Alliant Partners, among other things:

     - reviewed the terms of the draft agreement and plan of merger and the associated exhibits thereto distributed through November 18, 1999;

     - reviewed the ConnectInc.com Form 10-K for the fiscal years ended December 31, 1997 and 1998, including the audited financial statements included therein, and the ConnectInc.com Form 10-Q for the nine months ended September 30, 1999, including the unaudited financial statements included therein;

     - reviewed certain internal financial and operating information relating to ConnectInc.com prepared by ConnectInc.com management;

     - participated in discussions with ConnectInc.com management concerning the operations, business strategy, financial performance and prospects for ConnectInc.com;

     - reviewed the recent reported closing prices and trading activity for ConnectInc.com Common Stock;

     - compared certain aspects of the financial performance of ConnectInc.com with comparable public companies;

     - analyzed available information, both public and private, concerning other mergers and acquisitions comparable in whole or in part to the merger;

     - reviewed the Calico Form S-1, Forms S-1/A, Form 424(b)4 Prospectus, and Form 10-Q for the period ending September 30, 1999;

     - participated in discussions with Calico management concerning the operations, business strategy, financial performance and prospects for Calico and its strategic rationale for the merger;

     - reviewed the recent reported closing prices and trading activity for Calico common stock;

     - considered the total number of shares of Calico common stock outstanding and the average weekly trading volume of Calico common stock;

     - reviewed recent equity analyst reports covering Calico;

     - considered the effect of the merger on the future financial performance of the consolidated entity;

     - participated in discussions related to the merger among Calico, ConnectInc.com and their financial and legal advisors; and

     - conducted other financial studies, analyses and investigations as Alliant Partners deemed appropriate for purposes of its opinion.

     In conducting its review and arriving at the Alliant Partners opinion, Alliant Partners relied upon and assumed the accuracy and completeness of the financial statements and other information provided by ConnectInc.com and Calico or otherwise made available to Alliant Partners and did not assume responsibility independently to verify such information. Alliant Partners further relied upon the assurances of ConnectInc.com's and Calico's management that the information provided was prepared on a reasonable basis in accordance with industry practice and with respect to financial planning data, reflected the best currently available estimates and good faith judgments of ConnectInc.com's and Calico's management as to the expected future financial performance of

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

ConnectInc.com and Calico and that such parties were not aware of any information or facts that would make the information provided to Alliant Partners incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of the Alliant Partners opinion, Alliant Partners assumed that neither ConnectInc.com nor Calico was a party to any pending transaction, including external financing, recapitalizations, acquisitions or merger discussions, other than the merger or in the ordinary course of business. Alliant Partners also assumed that the merger would be free of Federal tax to the holders of ConnectInc.com common stock.

     In arriving at its opinion, Alliant Partners did not perform any appraisals or valuations of specific assets or liabilities of ConnectInc.com or Calico and was not furnished with any such appraisals or valuations.

     Without limiting the generality of the foregoing, Alliant Partners did not undertake any independent analysis of any pending or threatened litigation, possible unasserted claims or other contingent liabilities, to which ConnectInc.com, Calico or any of their respective affiliates was a party or may be subject and, at ConnectInc.com's direction and with its consent, the Alliant Partners opinion made no assumption concerning and therefore did not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. Although developments following the date of the Alliant Partners opinion may affect its opinion, Alliant Partners assumed no obligation to update, revise or reaffirm its opinion.

     Following is a summary explanation of the various sources of information and valuation methodologies employed by Alliant Partners in conjunction with rendering its opinion to the ConnectInc.com board of directors.

     COMPARABLE COMPANY ANALYSIS. Alliant Partners compared certain financial information and valuation ratios relating to ConnectInc.com to corresponding publicly available data and ratios from a group of selected publicly traded companies deemed comparable to ConnectInc.com. The comparable companies selected included twenty-two publicly traded companies in the business of Internet services and Internet software. Financial information reviewed by Alliant Partners included each company's: enterprise value, calculated as the market capitalization of the selected company, plus such company's debt, less such company's cash; revenue run rate, calculated as the most recent quarter's revenue multiplied by four; calendar year 1999 revenue, including actual revenue reported to date plus projected revenue through December 1999; calendar 2000 projected revenue; prior year revenue growth rate; and current year revenue growth rate. Companies in the Internet services sector included: AnswerThink Consulting Group Inc.; Appnet Inc.; Cambridge Technology Partners; Diamond Technology Partners Inc.; IXL Enterprises Inc.; Proxicom Inc.; Razorfish Inc.; Sapient Corporation; Scient Corporation; USInternetworking Inc.; USWeb Corporation; Viant Inc.; and Whittman-Hart Inc. Companies in the Internet software sector included: Allaire Corporation; Art Technology Group; Broadvision Inc.; Calico; Commerce One Inc.; Interworld Corporation; Open Market Inc.; Silknet Software Inc.; and Vignette Corporation.

     The comparable companies had an enterprise value/revenue run rate ratio range of 1.3x to 176.3x with a weighted narrow average (narrow average excludes the highest and lowest estimates) of 30.0x; enterprise value/1999 revenue ratio range of .8x to 255.3x with a weighted narrow average of 41.4x; enterprise value/2000 projected revenue ratio range of .8x to 118.0x with a weighted narrow average of 25.2x. After making certain adjustments for differences in liquidity, performance and size, this analysis yielded an implied ConnectInc.com equity value of $84.8 million.

     No company utilized as a comparison in the comparable company analysis, with the exception of Calico, is identical to ConnectInc.com or Calico. In evaluating the comparable companies, Alliant Partners made judgments and assumptions with regard to industry performance, general business,

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

economic, market and financial conditions and other matters, many of which are beyond the control of ConnectInc.com or Calico.

     COMPARABLE TRANSACTION ANALYSIS. Alliant Partners reviewed forty-four comparable merger and acquisition transactions from March 1997 through November 18, 1999, which involve sellers sharing many characteristics with ConnectInc.com including revenue size, products offered and business model. These comparable transactions of companies in the Internet software and Internet services sectors are: Ciber Inc.'s acquisition of Davis, Thomas & Associates Inc.; USWeb Corp.'s acquisition of Infopreneurs, Inc.; Ciber Inc.'s acquisition of KCM Computer Consulting Inc.; USWeb Corp.'s acquisition of Electronic Images Inc.; USWeb Corp.'s acquisition of Dreammedia Inc.; USWeb Corp.'s acquisition of Cybernautics Inc.; Ciber Inc.'s acquisition of The Constell Group; USWeb Corp.'s acquisition of W3-Design Inc.; USWeb Corp.'s acquisition of USWeb-Apex Inc.; USWeb Corp.'s acquisition of Reach Networks Inc.; Ciber Inc.'s acquisition of Advanced Systems Engineering Inc.; USWeb Corp.'s acquisition of Interlogic.Studios Inc.; USWeb Corp.'s acquisition of Ensemble Corp.; ICC Technologies Inc.'s acquisition of Rare Medium Inc.; USWeb Corp.'s acquisition of Konic Interactive Inc.; Ciber Inc.'s acquisition of Step Consulting Inc.; Ciber Inc.'s acquisition of Summit Group Inc.; USWeb Corp.'s acquisition of Kallista Inc.; USWeb Corp.'s acquisition of Gray Peak Technologies Inc.; Think New Ideas Inc.'s acquisition of Ubicube Group Inc.; Think New Ideas Inc.'s acquisition of Red Dot Interactive; USWeb Corp.'s acquisition of Tucker Network Technologies; Ciber Inc.'s acquisition of EJR Computer Associates, Inc.; USWeb Corp.'s acquisition of Metrix Communications Corp.; Ciber Inc.'s acquisition of Cushing Group Inc.; USWeb Corp.'s acquisition of CKS Group Inc.; AnswerThink Consulting Group's acquisition of TriSpan Inc.; Apollo Management L.P.'s acquisition of Rare Medium Group Inc.; USWeb Corp.'s acquisition of Mitchell Madison; Luminant Worldwide Corp.'s acquisition of Align Solutions Corp.; IXL Enterprises Inc.'s acquisition of Tessera Enterprise Systems; Razorfish Inc.'s acquisition of International Integration Inc.; AnswerThink Consulting Group Inc.'s acquisition of Think New Ideas, Inc.; OpenMarket Inc.'s acquisition of Folio Corp.; Calico Technology Inc.'s acquisition of FirstFloor Software Inc.; Inktomi Corp.'s acquisition of C2B Technologies; Allaire Corp.'s acquisition of Bright Tiger Technologies; Vignette Corp.'s acquisition of Diffusion Inc.; Concur Technologies Inc.'s acquisition of Seeker Software; Allaire Corp.'s acquisition of Live Software Inc.; Open Market Inc.'s acquisition of FutureTense Inc.; Silknet Software Inc.'s acquisition of InSite Marketing Technology Inc.; and Commerce One Inc.'s acquisition of CommerceBid.com.

     The price/revenue multiples of the forty-four transactions range from 0.7x to 30.0x with a weighted average of 9.8x. The price/earnings ratio did not result in a meaningful multiple since primarily all of the companies either had negative earnings or did not disclose the trailing twelve months earnings. This analysis yielded an implied ConnectInc.com equity value of $61.4 million.

     Estimated multiples paid in the comparable transactions were based on information obtained from public filings, public company disclosures, press releases, industry and popular press reports, databases and other sources. No company, transaction or business used in the comparable company analysis or comparable transaction analysis as a comparison is identical to ConnectInc.com or the merger. Accordingly, an analysis of the results of the foregoing is not entirely mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition, public trading and other values of the comparable companies, comparable transactions or the business segment, company or transactions to which they are being compared.

     DISCOUNTED CASH FLOW ANALYSIS. Alliant Partners estimated the present value of the projected future cash flows of ConnectInc.com on a stand-alone basis using internal financial planning data prepared by the management of ConnectInc.com for the years ending December 31, 1999 through December 31, 2001. Alliant Partners obtained a terminal valuation based on the average of three

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

terminal value methods: average revenue multiple derived from the comparable companies analysis applied to 2001 revenue; average revenue multiple derived from the comparable transactions analysis applied to 2001 revenue; and the Gordon Growth Model which assumed a long-term growth rate of 30%. In all cases, Alliant Partners used a discount rate of 35%. This analysis yielded an estimated present value of ConnectInc.com's equity value of $101.3 million.

     STOCK PERFORMANCE ANALYSIS. For comparative purposes, Alliant Partners examined the weekly historical volume and trading price for Calico from inception of trading on Nasdaq on October 7, 1999 to November 17, 1999 and for ConnectInc.com from November 17, 1997 to November 17, 1999.

     While the foregoing summary describes certain analyses and factors that Alliant Partners deemed material in its presentation to the ConnectInc.com board of directors, it is not a comprehensive description of all analyses and factors considered by Alliant Partners. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Alliant Partners believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, would create an incomplete view of the evaluation process underlying the Alliant Partners opinion. Several analytical methodologies were employed and no one method of analysis should be regarded as critical to the overall conclusion reached by Alliant Partners. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The conclusions reached by Alliant Partners are based on all analyses and factors taken as a whole and also on application of Alliant Partners' own experience and judgment. Such conclusions may involve significant elements of subjective judgment and qualitative analysis. Alliant Partners therefore gives no opinion as to the value or merit standing alone of any one or more parts of the analysis it performed. In performing its analyses, Alliant Partners considered general economic, market and financial conditions and other matters, many of which are beyond the control of ConnectInc.com and Calico. The analyses performed by Alliant Partners are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by such analyses. Accordingly, analyses relating to the value of a business do not purport to be appraisals or to reflect the prices at which the business actually may be purchased. Furthermore, no opinion is being expressed as to the prices at which shares of Calico common stock may trade at any future time.

     Pursuant to an engagement letter dated November 8, 1999, Alliant Partners is to receive a fee of $350,000 for the fairness opinion rendered to the ConnectInc.com board. ConnectInc.com has also agreed to reimburse Alliant Partners for its out of pocket expenses and to indemnify and hold harmless Alliant Partners and its affiliates and any person, director, employee or agent acting on behalf of Alliant Partners or any of its affiliates, or any person controlling Alliant Partners or its affiliates for certain losses, claims, damages, expenses and liabilities relating to or arising out of services provided by Alliant Partners as financial advisor to ConnectInc.com. The terms of the fee arrangement with Alliant Partners, which ConnectInc.com and Alliant Partners believe are customary in transactions of this nature, were negotiated at arm's length between ConnectInc.com and Alliant Partners, and the ConnectInc.com board was aware of such fee arrangements.

     Alliant Partners was retained based on Alliant Partners' experience as a financial advisor in connection with mergers and acquisitions and in securities valuations generally, as well as Alliant Partners' investment banking relationship and familiarity with ConnectInc.com. Alliant Partners has provided financial advisory and investment banking services to ConnectInc.com in the past.

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     As part of its investment banking business, Alliant Partners is frequently engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, sales and divestitures, joint ventures and strategic partnerships, private financings and other specialized studies.

THE MERGER

     Once the conditions to completing the merger contained in the merger agreement have been satisfied or waived, the merger will be completed in accordance with Delaware law.

CLOSING

     The closing date of the merger will be a date specified by Calico and ConnectInc.com but will be no later than two business days after the satisfaction or waiver of the latest to occur of the conditions to the merger in the merger agreement. Calico and ConnectInc.com anticipate that the merger will close in February 2000. However, we cannot assure you when or if the merger will be completed. If the merger does not occur by May 31, 2000, either Calico or ConnectInc.com may terminate the merger agreement and its obligations to consummate the merger, unless the failure to complete the merger by that date is principally due to the failure of the party seeking to terminate the merger agreement to fulfill any of its obligations in the merger agreement. See
"-- Conditions to Completing the Merger" and "-- Regulatory and Other Approvals Required for the Merger."

CONVERSION OF CONNECTINC.COM STOCK; TREATMENT OF CONNECTINC.COM STOCK OPTIONS AND WARRANTS

     In the merger, each ConnectInc.com stockholder will receive 0.081 shares of Calico common stock for each of their shares of ConnectInc.com common stock.

     Each stock option, whether vested or unvested, to acquire ConnectInc.com common stock granted under ConnectInc.com's stock option and incentive plans, which we refer to as the ConnectInc.com stock plans, warrants and any other right to acquire ConnectInc.com common stock, outstanding and unexercised immediately before the merger shall be assumed by Calico and will be converted automatically in the merger into a stock option, warrant or other right to purchase Calico common stock, except any option granted under the 1996 Employee Stock Purchase Plan shall not be assumed by Calico and this plan will be terminated on the closing day of the merger. In each case, the number of shares of Calico common stock subject to the new Calico options, warrants or other rights will be equal to 0.081 shares of Calico common stock for each share of ConnectInc.com common stock that the holder of the ConnectInc.com option, warrant or other right would have been entitled to receive had the holder exercised the option, warrant or other right, whether or not vested, in full immediately before the merger rounded down to the nearest whole share. The applicable exercise price will be adjusted by dividing the per share exercise price in effect immediately before the merger by 0.081 rounded up to the nearest tenth of a cent. The terms of each new Calico option, warrant or other right will be substantially the same, including vesting requirements, as the corresponding ConnectInc.com option, warrant or other right. In any event, options that are incentive stock options under the Internal Revenue Code will be adjusted as provided by the Internal Revenue Code.

     Soon after the merger occurs, Calico will deliver to the holders of ConnectInc.com options, warrants and other rights notices that describe these holders' rights under the ConnectInc.com stock plans, warrants and other rights, as applicable, and confirmation that the terms of the agreements evidencing the grants of the options, warrants or other rights will continue in effect on the same terms and conditions, subject to adjustments giving effect to stock splits or similar adjustments.

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

EXCHANGE OF CERTIFICATES; FRACTIONAL SHARES

     Following the merger, Calico will deliver to its designated exchange agent certificates representing the shares of Calico common stock, and cash instead of any fractional shares that would otherwise be issued to ConnectInc.com stockholders under the merger agreement, in exchange for the outstanding shares of ConnectInc.com common stock.

     Not later than three business days after the merger becomes effective, the exchange agent will mail to ConnectInc.com stockholders a transmittal letter. The transmittal letter will contain instructions with respect to the surrender of certificates representing ConnectInc.com common stock.

     PLEASE DO NOT RETURN CONNECTINC.COM COMMON STOCK CERTIFICATES WITH THE ENCLOSED PROXY AND DO NOT FORWARD YOUR CERTIFICATES TO THE EXCHANGE AGENT UNLESS AND UNTIL YOU RECEIVE A LETTER OF TRANSMITTAL FOLLOWING THE MERGER.

     Calico will deliver a certificate representing the shares of Calico common stock issued to you only upon your surrender of the certificate(s) representing ConnectInc.com common stock accompanied by a completed letter of transmittal. You will be paid cash instead of being issued any fractional shares of Calico common stock you would otherwise receive and the surrendered certificate will be canceled. The amount of cash you receive instead of a fractional share will be equal to the fraction of a Calico share you would otherwise receive multiplied by the average of the last reported sales price for Calico common stock, as adjusted for stock splits, as reported on the Nasdaq National Market on the ten trading days immediately before the day the merger becomes effective.

     Calico will pay you dividends or other distributions declared or made after the merger becomes effective on Calico common stock with a record date after the effective time of the merger only after the merger has occurred and after you have surrendered your certificates representing ConnectInc.com common stock.

     If a certificate for ConnectInc.com common stock has been lost, stolen or destroyed, the exchange agent will issue your shares of Calico common stock and any cash instead of a fractional share only after you have delivered an affidavit as to such loss, theft or destruction and as to your ownership of the certificate. Calico or the exchange agent may require you to post a customary bond in such amount as Calico or the exchange agent may determine is reasonably satisfactory as indemnity against any claim that may be made against Calico with respect to the lost, stolen or destroyed certificate.

     Any cash which would have been paid to you instead of a fractional share and any shares of Calico common stock that would otherwise be issued to ConnectInc.com stockholders under the merger agreement, as well as any applicable dividends or distributions with respect to Calico common stock, which remain undistributed upon the expiration of one (1) year after the merger closes shall be delivered to Calico upon demand and thereafter, ConnectInc.com stockholders who have failed to surrender their certificate(s) representing ConnectInc.com common stock and letter of transmittal will only look to Calico as general creditors for such payment.

REPRESENTATIONS AND WARRANTIES

     The merger agreement contains representations and warranties by Calico and ConnectInc.com. These relate to, among other things:

     - due organization, existence, good standing and qualification to do business and its subsidiaries and, additionally, in the case of ConnectInc.com, its equity investments;

     - capitalization of the companies and their subsidiaries;

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

     - corporate power and authority to enter into the merger agreement and perform its obligations under the merger agreement;

     - proper execution, delivery and enforceability of the merger agreement;

     - compliance of the merger agreement with the charter documents and material agreements of each party and their subsidiaries and any law applicable to each party and their subsidiaries or by which any of their respective properties or assets are bound;

     - governmental and third-party approvals;

     - each party's financial statements and SEC filings;

     - broker's fees arising from the merger;

     - absence of undisclosed materially adverse events, changes or effects;

     - absence of legal proceedings and injunctions pending or threatened against each party or their subsidiaries that are material or may prevent or delay the merger;

     - accuracy of the information, representations and warranties each party made or furnished to the other included in this proxy statement/prospectus and to be included in the S-4;

     - compliance with applicable law by each party and their subsidiaries;

     - absence of existing defaults under the charter documents and material agreements of each party and their subsidiaries and law applicable to each party or their subsidiaries or any of its properties or assets;

     - absence of undisclosed liabilities, including undisclosed liabilities of its subsidiaries;

     - opinion of financial advisor;

     - each company or their subsidiaries holding all necessary permits, licenses, variances, exemptions, orders and approvals for the lawful conduct of business;

     - title to or valid leasehold interests in properties and assets, free and clear of liens, except for liens for taxes not yet due and payable and immaterial imperfections of title;

     - ownership of or rights to material intellectual property by each party or their subsidiaries and, additionally, in the case of ConnectInc.com, ownership of or rights to immaterial intellectual property;

     - absence of any infringement, violation or unauthorized use of any intellectual property owned by each company or their subsidiaries by third parties;

     - "year 2000" compliance; and

     - absence of or agreement or proposal to take any action that would prevent the merger from constituting a reorganization qualifying under the provisions of Section 368(a) of the Internal Revenue Code.

     The merger agreement contains additional representations and warranties of ConnectInc.com. These relate to, among other things:

     - unanimous approval of the merger and recommendation to ConnectInc.com's stockholders to approve the merger by ConnectInc.com's board of directors;

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     - absence of environmental violations and liabilities by ConnectInc.com and its subsidiaries;

     - payment of taxes and filing of tax returns;

     - employee benefit plans, labor, employment and related matters;

     - maintenance of and compliance with customary insurance policies by ConnectInc.com and its subsidiaries;

     - certain business practices;

     - intellectual property including specifically, but not limited to, MarketStream version 2.0, with respect to its ownership and protection, and any pending or threatened infringement claims;

     - product warranties and guaranties;

     - affiliates of ConnectInc.com;

     - absence of restrictions on business activities including business practices, acquisition of property or the conduct of business or the sale, license or distribution of ConnectInc.com's products or providing of services;

     - scheduled contracts, agreements and commitments;

     - not being subject to anti-takeover statutes or regulations;

     - affirmative vote of the majority of outstanding shareholders required to approve the merger; and

     - the absence of any directors, officers, agents or employees of ConnectInc.com or any of its subsidiaries making any unlawful payment on behalf of the company or using ConnectInc.com's funds to make any unlawful payments related to domestic or foreign political activity.

CONDUCT OF BUSINESS BEFORE THE MERGER

     Each of Calico and ConnectInc.com has agreed to do certain things before the merger occurs. For ConnectInc.com, these include:

     - conducting its business in the ordinary course consistent with past practice with no less diligence and effort than would be applied in the absence of the merger agreement;

     - using commercially reasonable efforts to preserve intact its business organization and business relationships;

     - retaining the services of its current officers and key employees; and

     - negotiating, executing and delivering a lease for new principal offices, subject to Calico's approval, such approval not to be unreasonably withheld.

     Calico and ConnectInc.com have also agreed to:

     - use all reasonable efforts to take or cause to be taken all action and to do or cause to be done all things reasonably necessary, proper or advisable under law to complete the merger and execute any instruments necessary to complete the merger;

     - cooperate in the preparation and making of any required filings;

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

     - obtain consents of all third-parties and governmental authorities necessary, proper, advisable or reasonably requested by Calico or ConnectInc.com in order to complete the merger;

     - contest any legal proceeding related to the merger;

     - consult and cooperate with one another and consider in good faith the views of one another in connection with any proceeding under or related to any law regarding the merger, including promptly informing the other of any material miscommunication between such party and any antitrust or competition governmental entity;

     - provide the other party and its representatives with reasonable access to their employees, books and records, plants, offices, warehouses and other facilities and personnel files of current employees of each and their subsidiaries as the other party may reasonably request;

     - provide the other party periodic financial and operating data and information about the business and properties of each and their subsidiaries as such other party may reasonably request;

     - not issue any press release or make any other public statements without the advance approval of the other party except as required by law, pursuant to any agreement with the Nasdaq National Market, the filing of a Form 8-K or following a change, if any, of ConnectInc.com's board recommendation of the merger;

     - promptly tell the other party about the occurrence or nonoccurrence of any events or circumstances that would cause any representations or warranties to not be true or any obligations not to have been fulfilled or satisfied or any material failure to comply with or satisfy in any material respect any covenant, condition or agreement; and

     - deliver certificates relating to tax matters as reasonably requested by each party's attorneys and not to take or cause to take any action that would cause any of the representations contained in the certificate to be untrue.

     Calico has also agreed to use all reasonable efforts to list its shares to be issued in the merger and upon the exercise of stock options assumed in the merger on the Nasdaq National Market, subject to official notice of issuance, prior to the effective time of the merger. Subject to the merger agreement, Calico has agreed to use all reasonable efforts to cause the merger to occur as soon as practicable after ConnectInc.com stockholders approve the merger.

     Unless the merger agreement permits or except as already disclosed to Calico or approved in writing by Calico, such approval not to be unreasonably withheld, ConnectInc.com has agreed for itself and on behalf of its subsidiaries not to:

     - amend its charter documents;

     - authorize for issuance, issue or agree or commit to issue, sell or deliver any stock of any class or any other debt or any other equity securities or equity equivalents, except for grants of options in the amounts and under the option plans disclosed to Calico as of the date of the merger agreement and shares of ConnectInc.com common stock issued under options granted prior to the date of the merger;

     - split, combine or reclassify any shares of its capital stock;

     - declare, set aside or pay any dividend or other distribution or other actual, constructive or deemed distribution or otherwise make any payment of any kind in respect of its capital stock;

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

     - redeem or otherwise acquire any of its or its subsidiaries' securities except as may be required under any grants of options under ConnectInc.com's option plans or other agreements disclosed to Calico;

     - adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization other than the merger with Calico;

     - alter any subsidiary's corporate structure or ownership;

     - incur or assume any debt or issue any debt securities in each case, except under existing lines of credit in the ordinary course of business, consistent with past practices, or change the terms of any existing debt;

     - become liable or responsible for the obligations of any other person except for obligations of ConnectInc.com's subsidiaries incurred in the ordinary course of business consistent with past practices but not including intellectual property indemnifications in the ordinary course of business consistent with past practices;

     - make any loans, advances or capital contributions to or investments in any other person, except its subsidiaries or for customary loans or advances to employees in the ordinary course of business consistent with its past practices;

     - pledge or encumber its capital stock;

     - mortgage or pledge any of its significant assets, tangible or intangible, or create or permit any material lien on these assets, except purchase money security interests incurred in the ordinary course of business consistent with past practices;

     - except as required by law and for signing bonuses for non-officer employees in an amount not to exceed $25,000 per person and $150,000 in the aggregate, enter into, adopt, amend or terminate any employee compensation, benefit or similar plan or increase in any compensation or fringe benefits;

     - grant any severance or termination pay, except as required by law or by any written agreements outstanding as of November 19, 1999 the material terms of which were previously disclosed to Calico;

     - exercise its discretion or otherwise voluntarily accelerate the vesting of any stock options;

     - acquire, license, sell, lease, transfer or otherwise dispose of any material assets in any single transaction or series of related transactions (including in any transaction or series of related transactions) having a fair market value over $25,000 total, except for sales of its products and licenses of its software in the ordinary course of business consistent with its past practices;

     - enter into any exclusive license, distribution, marketing, sales or other agreements;

     - enter into any product development agreement with a term beyond 60 days or which provides for payments that could exceed $25,000 for any single agreement or $100,000 total;

     - sell, transfer or otherwise dispose of any intellectual property except sales of its products and licenses of software in the ordinary course of business consistent with past practices;

     - except as required as a result of a change in law or in generally accepted accounting principles, materially change any of its accounting principles, practices or methods;

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     - revalue in any material respect any of its assets, including writing down the value of inventory or writing-off notes or accounts receivable, other than in the ordinary course of business, consistent with past practices;

     - acquire any other business or entity or any division of or any equity interest in such other business or entity;

     - enter into any material agreement other than a non-exclusive license agreement or a service agreement with end-users entered into in the ordinary course of business consistent with its past practices;

     - amend, modify or waive any material right under its material contracts;

     - modify its standard product warranty terms or existing product warranties in effect as of November 19, 1999 in any material and negative manner;

     - authorize any new or additional capital expenditure(s) over $25,000 in the aggregate in any calendar quarter if such capital expenditure was not previously disclosed to Calico, except as required pursuant to existing customer contracts;

     - authorize any new or additional manufacturing capacity expenditures for any new manufacturing capacity contracts or arrangements;

     - make or revoke any material tax election or settle or compromise any material income tax liability;

     - fail to file any tax returns when due (or, alternatively, fail to file for available extensions) or fail to cause filed tax returns to be complete and accurate in all material respects;

     - permit any material insurance policy naming ConnectInc.com or its subsidiaries as a beneficiary or loss-payable to expire, be canceled or terminated, unless a comparable insurance policy reasonably acceptable to Calico is obtained and in effect;

     - fail to pay any material taxes or other material debts when due;

     - settle or compromise any pending or threatened legal proceeding that relates to the merger agreement, or transactions contemplated by the merger agreement, or which involves more than $25,000 total or would otherwise be material to ConnectInc.com, or relates to any intellectual property matters;

     - take or fail to take any action that could reasonably be expected to limit the use of any net operating losses, built-in losses or tax credits or other similar items or to cause any transaction intended by ConnectInc.com or its subsidiaries to be a tax-free reorganization to fail to qualify as such a reorganization;

     - enter into any licensing, distribution, sponsorship, advertising or other similar agreements that are not cancelable with less than 60 days notice without penalty or provides for payment by or to ConnectInc.com of more than $25,000 over the term of the agreement, except for licensing and distribution contracts and agreements entered into with end-user customers in the ordinary course of business consistent with past practices;

     - fail to timely meet any SEC filing deadlines;

     - engage in any willful action with the intent to directly or indirectly adversely impact the merger; and

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

     - agree to take any of the actions described above.

     ConnectInc.com has also agreed to use all reasonable efforts not to do anything that would make any of its representations or warranties contained in the merger agreement untrue or incorrect.

     The merger agreement restricts the ability of ConnectInc.com, its subsidiaries, affiliates and respective officers, employees, directors, representatives and agents to discuss or negotiate proposals for certain significant transactions with anyone other than Calico. These provisions require ConnectInc.com not to have or continue discussions with anyone else for any third-party acquisition.

     We use the term third-party acquisition to mean any of the following:

     - an acquisition of ConnectInc.com by anyone other than Calico or its affiliates;

     - the acquisition of more than 50% of ConnectInc.com's assets and its subsidiaries taken as a whole, other than the sale of its products in the ordinary course of business consistent with its past practices;

     - an acquisition of 50% or more of the outstanding shares of ConnectInc.com common stock;

     - ConnectInc.com's adoption of a plan of liquidation or declaration or payment of an extraordinary dividend;

     - ConnectInc.com's repurchase (or any of its subsidiaries' purchase) of more than 10% of the outstanding shares of ConnectInc.com common stock; or

     - acquisition (or any group of acquisitions) by ConnectInc.com or any of its subsidiaries of any direct or indirect ownership interest or investment in any business (or businesses) whose annual revenues, net income or assets is equal to or greater than 10% of the annual revenues, net income or assets of ConnectInc.com.

     ConnectInc.com has agreed that it will and will cause its subsidiaries, affiliates and employees, directors, representatives (including any of its investment bankers, attorneys and accountants) and agents to:

     - immediately cease and not to encourage, solicit, participate in or initiate discussions or negotiations with or provide any non-public information to anyone except Calico concerning any third-party acquisition directly or indirectly. However, the merger agreement does not prohibit the ConnectInc.com board of directors from taking and disclosing to ConnectInc.com stockholders a position contemplated by Rules 14d-9 and 14e-2 under the Securities Exchange Act of 1934, or Exchange Act, with regard to a tender or exchange offer made by someone other than Calico. In addition, if the ConnectInc.com board determines in its good faith judgment, after consultation with legal counsel of nationally recognized standing, that its fiduciary duties require it to do so, the ConnectInc.com board may participate in discussions and negotiations with a third-party regarding any unsolicited bona fide proposal, offer or inquiry and furnish information to such offeree, but only for so long as such discussions have a substantial probability of leading to an offer containing the following terms:

        1. to acquire, directly or indirectly, solely for cash and/or securities, all of the shares of ConnectInc.com common stock then outstanding, or all or substantially all of ConnectInc.com's assets;

        2. that contains terms that the ConnectInc.com board of directors by a majority vote determines, in good faith taking into account, as to the financial terms, the opinion of a financial advisor of nationally recognized reputation, to be more favorable to

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           ConnectInc.com stockholders than the merger with Calico, taking into account all aspects of the transaction;

        3. that the ConnectInc.com board by a majority vote determines in its good faith judgment based on consultation with a financial advisor of nationally recognized reputation and its legal and other advisers to be reasonably capable of being completed after taking into account all aspects of the proposal and the person making the proposal; and

        4. that does not contain a right of first refusal or right of first offer regarding any counter-proposal that Calico might make.

     We sometimes refer to an offer that has all of these characteristics as a superior proposal.

     - not authorize or permit any of its or their respective officers, directors, employees, representatives or agent to, directly or indirectly, engage in any of the actions described above.

     In connection with any proposal, offer or inquiry concerning a third-party acquisition, ConnectInc.com has agreed it will:

     - promptly (and no later than within 24 hours of becoming aware of such offer) notify Calico if ConnectInc.com or any of its subsidiaries or other affiliates or any of their respective officers, directors, employees and agents receives any communication regarding a third-party acquisition, including its key terms and conditions and the identity of the third-party and any request for confidential information in connection with the potential third-party acquisition;

     - provide a copy of any written agreements, proposals, or other materials ConnectInc.com receives about a third-party acquisition or the third-party;

     - provide copies of all information furnished by ConnectInc.com in connection with such third-party acquisition if the information has not already been provided to Calico;

     - obtain confidentiality agreements substantially similar to the confidentiality agreement executed by Calico prior to its execution of the merger agreement from all third-parties furnished with any information in connection with a third-party acquisition;

     - notify Calico of any material changes or developments concerning any third party acquisitions; and

     - advise Calico from time to time upon Calico's request, of the status of any third-party acquisition.

     Except as described below, the ConnectInc.com board of directors may not withdraw or modify its recommendation of the merger with Calico. ConnectInc.com also may not approve, recommend, cause or permit ConnectInc.com to enter into any letter of intent, agreement or obligation relating to any third-party acquisition. However, if the ConnectInc.com board determines in its good faith judgment, after consultation with legal counsel of nationally recognized standing and in a manner consistent therewith, that its fiduciary duties require it to do so, the ConnectInc.com board may withdraw its recommendation of the merger and approve or recommend any superior proposal and cease efforts to obtain an affirmative vote of ConnectInc.com's stockholders approving and adopting the merger and merger agreement. The ConnectInc.com board of directors may do so only after providing written notice to Calico advising Calico that the ConnectInc.com board of directors has received a superior proposal. This notice must specify its material terms and conditions and identify the person making the superior proposal. Upon its receipt of such notice, Calico will then have three business days to make a counter offer, which must be accepted if the ConnectInc.com board of directors by a majority vote determines in good faith, based on the advice of a financial advisor of nationally recognized reputation, that Calico's counter offer is at least as favorable to ConnectInc.com stockholders as the superior proposal. If Calico fails to make a counter offer, ConnectInc.com may enter into an agreement with respect to the superior proposal only if the merger agreement is concurrently terminated in accordance with its terms and ConnectInc.com has paid all of the $5.0 million termination fee due to Calico under the merger agreement, as described below under "-- Termination of the Merger Agreement -- Termination Fee and Expenses." ConnectInc.com will take all necessary action to duly call, give notice of, convene and hold a meeting of its stockholders as promptly as practicable to consider and vote upon the adoption and approval of the merger agreement and merger.

     ConnectInc.com also has agreed that it will:

     - provide Calico, during normal working hours, with, and cause each of its subsidiaries to provide Calico with, reasonable access to ConnectInc.com's employees to, among other things, deliver offers of continued employment and provide information to the employees about Calico;

     - promptly request each person who has at any time executed a confidentiality agreement that governs such person's discussions with the Company or any of its representatives to return all confidential information furnished to such person and, if requested by Calico, to enforce such person's obligation to do so;

     - take all reasonable action to amend, merge, freeze or terminate all of its compensation and benefit plans, effective at the closing of the merger, as requested in writing by Calico;

     - use all reasonable efforts to obtain a letter agreement from each affiliate;

     - promptly grant such approvals and use all reasonable efforts to eliminate or minimize the effects of any takeover statute or any similar applicable law as well as use all reasonable efforts to take any necessary action so that the merger be consummated promptly and on the terms contemplated by the merger agreement;

     - use all reasonable efforts to encourage its employees to accept any offers of employment extended by Calico; and

     - provide Calico periodic financial information.

     Calico has agreed that it will:

     - file a registration statement for Calico's shares issuable upon exercise of its assumed stock options within five (5) business days after completion of the merger; and

     - use all reasonable efforts to give each employee of Calico domiciled in the U.S., who was an employee of ConnectInc.com immediately prior to the closing of the merger, full credit for services performed for ConnectInc.com for purposes of eligibility, vesting, benefit accrual and determination of the level of benefits which Calico's benefit plans and employee arrangements under which the employee is entitled to participate, if and to the extent permitted by such plans.

CONDITIONS TO COMPLETING THE MERGER

     Neither of Calico or ConnectInc.com must complete the merger unless:

     - ConnectInc.com stockholders have approved the merger agreement;

     - all applicable waiting periods under the Hart-Scott-Rodino Act or other similar foreign anti-trust or similar laws have terminated or expired;

     - no law or order by any United States federal or state or foreign court or United States federal or state or foreign governmental authority prohibits, restrains, enjoins or restricts the merger;

     - Calico and ConnectInc.com have obtained or complied with all governmental or regulatory notices, approvals or other requirements necessary to complete the merger and to operate ConnectInc.com's business after the merger as it was operated before the merger;

     - the registration statement containing this proxy statement/prospectus has become effective and is not subject to any stop order or proceedings seeking a stop order by the SEC; and

     - Calico has received all state securities laws or "blue sky" permits and authorizations necessary to issue the Calico common stock to ConnectInc.com shareholders.

     ConnectInc.com will not be required to complete the merger unless:

     - except to the extent the aggregate of all breaches would not have a material adverse effect, Calico's representations and warranties in the merger agreement are true and correct on the date of the merger, but if such representations specifically relate to an earlier date, the representations are true and correct as of the earlier date;

     - Calico has performed in all material respects each of its covenants and obligations to be performed at or before the merger;

     - the Calico common stock issuable to ConnectInc.com stockholders in the merger are approved for quotation on the Nasdaq National Market, upon official notice of issuance; and

     - ConnectInc.com has received an opinion from its or Calico's tax counsel stating that the merger will be treated as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code and Calico and ConnectInc.com will be a party to the reorganization.

     Calico will not be required to complete the merger unless:

     - except to the extent the aggregate of all breaches would not have a material adverse effect, ConnectInc.com's representations and warranties contained in the merger agreement are true and correct on the date of the merger, but if such representations specifically relate to an earlier date, the representations are true and correct as of the earlier date;

     - ConnectInc.com has performed in all material respects each of its covenants and obligations to be performed at or before the merger;

     - Calico receives letters from ConnectInc.com's directors and executive officers relating to restrictions on the disposition of the Calico common stock received by them in the merger and all stock options assumed in the merger;

     - there has been no material adverse change in the intellectual property owned by or licensed to ConnectInc.com other than changes requested by Calico or resulting from the merger;

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

     - no litigation commenced against ConnectInc.com that would be required to be disclosed by Item 103 of Regulation S-K;

     - Calico has received the opinion of its or ConnectInc.com's tax counsel stating that the merger will be treated as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code and Calico and ConnectInc.com will be a party to the reorganization for federal income tax purposes;

     - ConnectInc.com's officers and directors have entered into lock-up agreements in substantially the form entered into by Calico's officers and directors in connection with its initial public offering (with identical release and expiration dates) covering all the Calico common stock issuable to ConnectInc.com stockholders and all stock options assumed by Calico in the merger; and

     - Calico has received amendments to those license agreements with customers previously identified by ConnectInc.com establishing that each of these agreements provides for the grant of a non-exclusive license.

     All of the conditions to completing the merger are waivable or the time for performance may be extended in writing by the party agreeing to such extension or waiver. Calico and ConnectInc.com cannot assure you that all of the conditions to completing the merger will either be satisfied or waived.

REGULATORY AND OTHER APPROVALS REQUIRED FOR THE MERGER

     GENERAL. Calico and ConnectInc.com have agreed to use all reasonable efforts to do all things reasonably necessary under applicable law to complete the merger. These things include:

     - obtaining consents of all third-parties and governmental authorities necessary, proper, advisable or reasonably requested by Calico or ConnectInc.com to complete the merger; and

     - contesting any legal proceeding related to the merger.

     Calico and ConnectInc.com are not aware of any significant regulatory approvals or actions that are required for the merger. If any governmental approvals or actions are required, we intend to obtain them. We cannot assure you, however, that we will be able to obtain any necessary approvals or actions.

EXTENSION, WAIVER AND AMENDMENT OF THE MERGER AGREEMENT

     EXTENSION AND WAIVER. At any time before the merger, Calico and ConnectInc.com may agree, in writing, to:

     - extend the time for performing any of the obligations or other acts of the other party;

     - waive any inaccuracies in the other's representations and warranties contained in the merger agreement or any written document delivered in connection with the merger agreement; or

     - waive the other's compliance with any of the agreements or conditions in the merger agreement.

     AMENDMENT. The merger agreement may be changed by Calico and ConnectInc.com at any time before or after ConnectInc.com stockholders approve the merger. However, any change which by law requires the approval of ConnectInc.com stockholders will require their subsequent approval to

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

be effective. Any amendment must be made in writing and signed by both Calico and ConnectInc.com.

TERMINATION OF THE MERGER AGREEMENT

     TERMINATION. The merger agreement may be terminated at any time before completing the merger, whether or not approved and adopted by ConnectInc.com stockholders. This termination may occur in the following ways:

     - Calico and ConnectInc.com agree in writing to terminate it;

     - Calico or ConnectInc.com decides to terminate it because:

        1. any state or federal court or other governmental authority has issued a final, non-appealable order, decree or ruling prohibiting the merger; or

        2. the merger is not completed by May 31, 2000, unless the failure to complete it by that date is principally due to the failure of the party seeking to terminate the merger agreement to timely fulfill its obligations under the merger agreement;

     - ConnectInc.com decides to terminate it because:

        1. Calico's breach of any of its representations or warranties in the merger agreement or if any of Calico's representations and warranties have become untrue so that the conditions to ConnectInc.com's obligation to complete the merger could not be satisfied by May 31, 2000, so long as ConnectInc.com has not materially breached any of its own obligations under the merger agreement;

        2. Calico's breach of any of its covenants or agreements in the merger agreement, and this breach, in the aggregate, materially adversely affects Calico or the ability of Calico or ConnectInc.com to complete the merger and Calico fails to cure its breach within thirty (30) business days after notice by ConnectInc.com, so long as ConnectInc.com has not materially breached its own obligations under the merger agreement;

        3. ConnectInc.com has failed to obtain its stockholders' approval of the merger; or

        4. the ConnectInc.com board has received a superior proposal and responded in a way that permitted termination of the merger agreement, including payment of the termination fee to Calico;

     - Calico decides to terminate it because:

        1. ConnectInc.com's breach of any of its representations or warranties in the merger agreement or if any of ConnectInc.com's representations and warranties have become untrue so that the conditions to Calico's obligation to complete the merger could not be satisfied by May 31, 2000, so long as Calico has not materially breached any of its own obligations under the merger agreement;

        2. ConnectInc.com's breach of any of its covenants or agreements in the merger agreement, and this failure, in the aggregate, materially adversely affects ConnectInc.com or the ability of Calico or ConnectInc.com to complete the merger and ConnectInc.com fails to cure its breach within thirty (30) business days after notice by ConnectInc.com, so long as Calico has not materially breached its own obligations under the merger agreement;

        3. the ConnectInc.com board has recommended a superior proposal to its stockholders;

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

        4. the ConnectInc.com board has withdrawn or adversely modified its approval or recommendation of the merger agreement or merger; or

        5. ConnectInc.com failed to obtain its stockholders' approval of the merger.

     EFFECT OF TERMINATION. In the event the merger agreement is terminated:

     - Calico may, without restriction for any purpose, including, without limitation, development or marketing of other applications, software or components, use any knowledge, idea, concepts or inventions that may be retained in the minds of Calico's employees or contractors who had access to any of ConnectInc.com's intellectual property;

     - unless expressly permitted in the merger agreement, neither Calico nor ConnectInc.com, nor any of its subsidiaries, can acquire any license in the other party's intellectual property as a result of any termination of the merger agreement; and

     - the merger agreement will become void and have no effect without any liability on the part of either ConnectInc.com or Calico or their affiliates, directors, officers or stockholders.

     Even after the merger agreement has been terminated, its confidentiality and fees and expenses provisions will remain in effect. Also, termination will not relieve either party from liability for any fraudulent misconduct or willful breach by it of the merger agreement before it was terminated.

     TERMINATION FEE AND EXPENSES. ConnectInc.com has agreed to pay Calico $5.0 million within 10 business days of the event giving rise to termination if the merger agreement is terminated as follows:

     - it is terminated by ConnectInc.com because:

        1. the ConnectInc.com board of directors received a superior proposal and responded in a way that permitted its termination; or

        2. ConnectInc.com held a stockholder meeting and failed to obtain their approval of the merger and ConnectInc.com within six (6) months after the stockholder meeting ConnectInc.com becomes party to a third-party acquisition or a third-party acquisition is closed.

     - it is terminated by Calico because:

        1. the ConnectInc.com board recommended that the ConnectInc.com stockholders approve a superior proposal;

        2. ConnectInc.com breached any of its representations or warranties or if any of ConnectInc.com's representations or warranties have become untrue so that the conditions to Calico's obligation to complete the merger could not be satisfied by May 31, 2000, and within nine (9) months after termination of the merger agreement ConnectInc.com becomes party to a third-party acquisition or a third-party acquisition is closed;

        3. ConnectInc.com breached any of its covenants or agreements in the merger agreement having, in the aggregate, a material adverse affect on ConnectInc.com or materially adversely affecting either party's ability to consummate the merger and ConnectInc.com fails to cure such breach within thirty (30) business days notice and within nine
           (9) months after the stockholders meeting, ConnectInc.com becomes party to a third-party acquisition or a third-party acquisition is closed;

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

        4. the ConnectInc.com board withdrew or adversely modified its approval or recommendation of the merger agreement or merger; or

        5 ConnectInc.com held a stockholder meeting and failed to obtain their approval of the merger and within six (6) months after the stockholders' meeting ConnectInc.com enters into an agreement with respect to a third-party acquisition or a third-party acquisition is closed.

     Except as described above, whether or not the merger occurs, each party will pay its own fees and expenses incurred in connection with the merger agreement.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     The following discussion addresses the material federal income tax considerations of the merger that are generally applicable to ConnectInc.com stockholders who are exchanging their ConnectInc.com common stock for Calico common stock pursuant to the merger. The following discussion does not deal with all federal income tax considerations that may be relevant to particular ConnectInc.com stockholders in light of their particular circumstances, such as stockholders who are dealers in securities, banks, insurance companies, foreign persons, or tax-exempt organizations. This discussion also does not apply to stockholders who are subject to alternative minimum tax, hold their shares as part of a hedge, straddle or other risk reduction transaction or acquired their ConnectInc.com common stock through stock option or stock purchase programs or otherwise as compensation. In addition, it does not address the tax consequences of the merger under foreign, state or local tax laws or tax consequences of transactions completed before or after the merger, such as the exercise of options or rights to purchase ConnectInc.com common stock in anticipation of the merger.

     CONNECTINC.COM STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM OF THE MERGER BASED ON THEIR OWN CIRCUMSTANCES, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE MERGER.

     The following discussion is based on the Internal Revenue Code, applicable Treasury Regulations, judicial decisions and administrative rulings and practice, all as of the date of this proxy statement/prospectus, all of which are subject to change. Any such changes could be applied retroactively and could affect the accuracy of the statements and conclusions in this discussion and the tax consequences of the merger to Calico, ConnectInc.com and/or their stockholders.

     Neither Calico nor ConnectInc.com has requested or will request a ruling from the Internal Revenue Service with regard to any of the tax consequences of the merger. However, it is a condition to the consummation of the merger that Calico and ConnectInc.com each receive an opinion of Gray Cary Ware & Freidenrich LLP, counsel to Calico, and Cooley Godward LLP, counsel to ConnectInc.com, that:

     - the merger will constitute a reorganization under Section 368(a) of the Internal Revenue Code; and

     - each of Calico and ConnectInc.com will be a party to the reorganization within the meaning of Section 368(b) of the Internal Revenue Code.

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

     If the merger constitutes a reorganization within the meaning of Section 368(a) of the Internal Revenue Code as discussed above, and subject to the limitations and qualifications referred to in this discussion, in the opinion of Gray Cary Ware & Freidenrich and Cooley Godward, the following U.S. federal income tax consequences will result from the merger:

     - no gain or loss will be recognized by a ConnectInc.com stockholder upon the receipt of Calico common stock solely in exchange for ConnectInc.com common stock in the merger, except for gain or loss arising from the receipt of cash in lieu of a fractional share as discussed below;

     - the aggregate tax basis of the Calico common stock received by a ConnectInc.com stockholder in the merger, including any fractional share of Calico common stock for which cash is received, will be the same as the aggregate tax basis of the ConnectInc.com common stock exchanged for the Calico stock;

     - the holding period of the Calico common stock received by each ConnectInc.com stockholder in the merger will include the period for which the ConnectInc.com common stock exchanged therefor was considered to be held, provided that such ConnectInc.com common stock was held as a capital asset at the time of the merger;

     - a ConnectInc.com stockholder receiving cash instead of a fractional share of Calico common stock will generally recognize gain or loss equal to the difference between the amount of cash received and the stockholder's basis in the fractional share; and

     - neither Calico nor ConnectInc.com will recognize gain or loss solely as a result of the merger.

     The opinions that have been rendered and the opinions to be rendered at the closing of the merger are and will be conditioned upon the following assumptions:

     - the truth and accuracy of the statements, covenants, representations and warranties in the merger agreement, in the representations received from Calico and ConnectInc.com that are to be delivered to counsel, and that are substantially in the forms contained in exhibits in the merger agreement, to support the opinions, and in other documents related to Calico and ConnectInc.com relied upon by such counsel for those opinions;

     - consummation of the merger in accordance with the merger agreement, without any waiver, breach or amendment of any material provisions of the merger agreement, the effectiveness of the merger under applicable state law, and the performance of all covenants contained in the merger agreement and the tax representations without waiver or breach of any material provision thereof;

     - the accuracy of any representation or statement made "to the best of knowledge" or similarly qualified without such qualification, and as to all matters in which a person or entity is making a representation, that such person or entity is not a party to, does not have, or is not aware of, any plan or intention, understanding or agreement inconsistent with such representation, and there is no such plan, intention, understanding or agreement inconsistent with such representation;

     - the reporting of the merger as a reorganization under Section 368(a) of the Internal Revenue Code by Calico and ConnectInc.com in their respective federal income tax returns; and

     - other customary assumptions as to the accuracy and authenticity of documents provided to such counsel.

     Opinions of counsel are not binding on the Internal Revenue Service or the courts. If the Internal Revenue Service determines successfully that the merger is not a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, ConnectInc.com stockholders must recognize gain or loss with respect to each share of ConnectInc.com common stock surrendered in the merger in an amount equal to the difference between the tax basis in the share and the fair market value of the Calico common stock received in exchange for the ConnectInc.com share. In such event, a ConnectInc.com stockholder's aggregate basis in the Calico common stock received in the merger would equal its fair market value, and the stockholder's holding period for the stock would begin the day after the merger.

     With respect to cash payments received by a ConnectInc.com stockholder in lieu of a fractional share of Calico common stock, a noncorporate stockholder of ConnectInc.com may be subject to backup withholding at a rate of 31%. However, backup withholding will not apply to a stockholder who either (a) furnishes a correct taxpayer identification number and certifies that he or she is not subject to backup withholding by completing the substitute Form W-9 that will be included as part of the transmittal letter, or (b) otherwise proves to Calico and its exchange agent that the stockholder is exempt from backup withholding.

ACCOUNTING TREATMENT

     Calico will account for the merger as a "purchase" transaction for accounting and financial reporting purposes, in accordance with generally accepted accounting principles. Accordingly, Calico will make a determination of the fair value of ConnectInc.com's assets and liabilities in order to allocate the purchase price to the assets acquired and the liabilities assumed. For accounting purposes, the purchase price of the merger is estimated to be $92.0 million. The assumed value of Calico common stock issued is $79.6 million based on a Calico stock price of $66.10, which is the average of Calico's stock price for a few days before and after the agreement date of November 19, 1999. We based the value of the Calico common stock issued on approximately 14.9 million ConnectInc.com shares outstanding which will be exchanged for approximately 1.2 million Calico shares at the ratio of 0.081. We also included approximately $10.4 million for the value of ConnectInc.com employee stock options outstanding and a warrant assumed by Calico and $2.0 million in acquisition expenses. In connection with the merger, we anticipate that Calico will take a one-time charge consisting of a write-off of in-process research and development, estimated to be approximately $230,000. We also anticipate that Calico will record intangible assets consisting of customer base of $150,000, workforce-in-place of $2.6 million, existing technology of $5.0 million and goodwill of $80.9 million. These intangible assets will be amortized over a period of three years. The purchase price allocation will be finalized, upon receipt of the closing balance sheet of ConnectInc.com and the receipt of a final independent appraisal of certain intangible assets of ConnectInc.com.

EMPLOYEE BENEFITS AND PLANS

     After the merger, the compensation and employee benefit plans, arrangements and agreements of ConnectInc.com existing on the date of the merger agreement will remain in effect with respect to ConnectInc.com employees covered by these plans when the merger occurs unless Calico requests ConnectInc.com to modify, freeze or terminate any of these ConnectInc.com compensation or benefit plans. Calico will use all reasonable efforts to give ConnectInc.com employees who become participants in Calico's compensation and benefit plans full credit for service performed for ConnectInc.com for purposes of eligibility, vesting, benefit accrual and determination of the level of benefits under Calico benefit plans and employee arrangements under which such employee is entitled to participate, to the extent permitted by Calico's employee plans.

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

RESTRICTIONS ON RESALES BY AFFILIATES

     The shares of Calico common stock issuable to ConnectInc.com stockholders in the merger and upon exercise of outstanding ConnectInc.com stock options after the merger have been registered under the Securities Act. Therefore, these shares of Calico common stock may be traded freely and without restriction by those ConnectInc.com stockholders and holders of ConnectInc.com stock options who are not "affiliates" of ConnectInc.com as defined under the Securities Act. An "affiliate" of ConnectInc.com is a person who, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, ConnectInc.com. Any subsequent transfer of these shares by a person who is an affiliate of ConnectInc.com at the time the merger is voted on by the ConnectInc.com stockholders will require one of the following:

     - further registration of these shares under the Securities Act;

     - compliance with Rule 145 under the Securities Act; or

     - the availability of another exemption from registration under the Securities Act.

     These restrictions are expected to apply to ConnectInc.com's directors and executive officers and the holders of 10% or more of its outstanding shares of common stock. Calico will give stop transfer instructions to its transfer agent and legend certificates representing the Calico common stock to be received by affiliated persons.

     Calico and ConnectInc.com have agreed to use all reasonable efforts to cause each of their affiliates to deliver a written agreement intended to ensure compliance with the Securities Act.

     As a condition to the merger, the officers and directors of ConnectInc.com will enter into lock-up agreements in substantially the form entered into by the officers and directors of Calico in connection with its initial public offering (with identical release and expiration dates) covering all shares of Calico common stock to be issued in the merger and all stock options to buy ConnectInc.com common stock assumed by Calico.

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

                          MANAGEMENT AFTER THE MERGER

BOARDS OF DIRECTORS

     The Calico board of directors will not change as a result of the merger. Immediately after the merger, Arthur F. Knapp, Jr., the director of Calico Acquisition, Inc., shall be the initial director of ConnectInc.com.

MANAGEMENT

     The composition of Calico's executive management is not expected to change as a result of the merger. It is expected that after the merger, Arthur F. Knapp, Jr., David J. Cardinal and William Fleming, the officers of Calico Acquisition, Inc., shall be the initial officers of ConnectInc.com. See "Information About Calico -- Management and Additional Information" for information about the current Calico directors and executive officers.

     Key management and staff positions within the combined company post-merger have not been finally determined. From time to time prior to the merger, decisions may be made with respect to the post-merger management and operations of ConnectInc.com, including its other officers and managers.

     Information about the current ConnectInc.com directors and executive officers can be found in ConnectInc.com's annual report on Form 10-K for the year ended December 31, 1998. ConnectInc.com's annual report on Form 10-K and quarterly reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999 are incorporated by reference into this proxy statement/prospectus. See "Where You Can Find More Information."

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

                          PRICE RANGE OF COMMON STOCK

     CALICO. Calico common stock is listed on The Nasdaq Stock Market under the symbol "CLIC" and has traded since October 7, 1999. The following table shows, for the periods indicated, the high and low reported sales prices per share of Calico common stock on The Nasdaq Stock Market. Calico has never declared or paid any cash dividends on its common stock, and does not plan on declaring any dividends in the near future.

                                                               PRICE RANGE OF
                                                                COMMON STOCK
                                                              ----------------
                                                               HIGH      LOW
                                                              ------    ------
Fiscal Year Ended March 31, 2000
Third Quarter (October 7 through December 17, 1999).........  $75.75    $40.00

     The last reported trade price on November 18, 1999, the date immediately prior to the public announcement of the merger, was $67.00 per share. The last reported trade price on December 17, 1999 was $50.8125 per share.

     CONNECTINC.COM. ConnectInc.com common stock is listed on The Nasdaq Stock Market under the symbol "CNKT." The following table shows the high and low sales prices for ConnectInc.com common stock for the periods indicated, as reported on The Nasdaq Stock Market. All sales prices have been adjusted to reflect the 1-for-5 reverse stock split effected by ConnectInc.com in February 1998. ConnectInc.com has never declared or paid any cash dividends on its common stock, and does not plan on declaring any dividends in the near future.

                                                                PRICE RANGE
                                                                    OF
                                                                  COMMON
                                                                   STOCK
                                                              ---------------
                                                              HIGH        LOW
                                                              ----        ---
1997
First Quarter...............................................   40 5/8     19 3/8
  Second Quarter............................................   20 5/8      4 5/8
  Third Quarter.............................................   15          7 1/2
  Fourth Quarter............................................   10 5/16     2 1/2
1998
  First Quarter.............................................    5 5/16      7/8
  Second Quarter............................................    4 15/32    1 1/2
  Third Quarter.............................................    3           3/8
  Fourth Quarter............................................   15 1/16      1/4
1999
  First Quarter.............................................   10          2 3/4
  Second Quarter............................................    7          3
  Third Quarter.............................................    4 5/32     1 13/16
  Fourth Quarter (through December 17, 1999)................    7          2 5/32

     The last reported trade price on November 18, 1999, the date immediately prior to the public announcement of the merger, was $4.25 per share. The last reported trade price on December 17, 1999 was $3.71875 per share.

     The merger agreement prohibits ConnectInc.com from paying cash dividends on ConnectInc.com common stock before the merger. See "The Merger -- Conduct of Business Before the Merger."

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

                    INFORMATION ABOUT CALICO COMMERCE, INC.

GENERAL

     Calico provides electronic commerce software and services focused on the purchasing customer, to companies worldwide in the telecommunications, financial services, retail, computer hardware and manufacturing industries. Calico's products enable companies to sell complex goods and services over the Internet and to create a buying experience that engages and guides customers through the purchasing process, resulting in more successful purchases and enhancing repeat business.

     Calico's electronic commerce software is broadly applicable to a wide range of industries and markets, products and services. Calico's current customers include a number of companies that have adopted aggressive electronic business strategies, such as Best Buy, Cisco, Dell, Gateway, Merrill Lynch, Nortel Networks, Qwest, Siemens, Telia and US West, who represented an aggregate of 67% of Calico's total net revenue for fiscal 1999.

INDUSTRY BACKGROUND

GROWTH OF THE INTERNET AND ELECTRONIC COMMERCE

     The rapid growth of the Internet is revolutionizing the way in which businesses and consumers communicate, share information and conduct business. The Internet has created a new means for businesses to reach and interact directly with new and existing customers worldwide, transforming the traditional ways companies market, sell and support their product and services offerings. For some organizations, the Internet acts as a means to improve the effectiveness of existing distribution channels. For others, it is replacing those channels or enabling entirely new business models in a world where traditional barriers to entry are rapidly dissolving. Forrester Research, Inc. estimates, based upon its research, that the total value of U.S. business trade on the Internet will grow to approximately $1.3 trillion by 2003. However, there can be no assurance that these projections will be met.

     Driven by rapidly accelerating global competition, companies are seeking to improve their operations by improving collaboration and communication along the supply chain, increasing their responsiveness to customers, and offering a wider range of products and services which can be dynamically matched with customers' specific needs. In order to capitalize on this opportunity, companies are adopting more sophisticated approaches to electronic commerce and are increasing their investment in electronic commerce infrastructure. These approaches are characterized by enhanced interactivity, greater personalization and the ability to offer a broad array of complex configurable products and services, all at the time of purchase.

ELECTRONIC COMMERCE REQUIRES A NEW CLASS OF SOFTWARE

     Over the past two decades, many major corporations have invested large amounts of time and money automating their internal business processes through the implementation of enterprise resource planning and sales force automation software. These systems have enabled companies to centralize and better manage important company-wide data and business processes, and provide sales representatives with updated product information, contact management and data to trace sales leads. While these systems have become an important element of company-wide information technology processes and have brought many operational benefits, they were developed prior to the commercial use of the Internet, and were not designed for large scale, Internet-based, customer-driven interactions and commerce. Because these process automation systems were designed for a limited universe of internal users, they have not generally scaled to accommodate the significant number of

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users or transactions made possible by the Internet and have not provided the level of intuitive graphical user interface that is necessary for engaging customer interactions.

     As commercial use of the Internet began to develop, early electronic commerce vendors developed custom websites and transactions systems using general purpose Internet publishing tools, such as HTML editors and specialized database tools. These tools enabled companies to post static product catalogs and brochure content on the Internet, but generally allowed only limited real-time interactivity and did not provide proven reliability and scalability. Recently, packaged electronic commerce applications have emerged, focusing primarily on enabling transactions by providing security, credit card validation and the management of "shopping baskets". In addition, a variety of point solution software applications have been developed to provide functionality in discrete aspects of the selling process, such as personalization and content delivery. While these early packaged applications and point solutions have helped to automate online transactions, they generally have not provided well-integrated functionality or capabilities for the online purchasing of complex and configurable products and services, such as computers, network equipment or financial services.

     Calico believes that the rapid growth and evolution of electronic commerce requires a new class of software solutions designed specifically for electronic commerce interactions with customers, resellers and partners. This new class of software must leverage companies' large investments in company-wide business applications, and combine the proven reliability of traditional enterprise systems with the scalability and flexibility of Internet software. In addition, this software must be customer-driven, integrate a broad range of sophisticated functionality and enable the sale of complex products and services.

THE CALICO SOLUTION

     The Calico eSales Suite is designed to allow companies to interact directly with their customers over the Internet, intranets, extranets and corporate networks and can be accessed through desktop and mobile computers and retail kiosks. Using Calico's software, companies can create a web-based guided selling experience that can be customized based upon the needs of the customer. Calico's software enables companies to provide tailored information to their customers, identify constraints in the buying process, propose alternatives to the items chosen and deliver quotes.

     Buyers use Calico's software to research, evaluate, weigh trade-offs on price, performance and other attributes, configure in real-time and buy complex goods and services.

     Calico's solutions provide customers the following advantages:

     HIGHLY STRATEGIC. Calico's software is designed to help suppliers increase their revenue by capitalizing on new electronic commerce opportunities and reduce their costs by enhancing operating efficiency and order accuracy. For example, Calico's tailored solutions enable suppliers to provide personalized products and services, to recommend additional or related complementary items to a buyer during the purchase process, resulting in improved sales effectiveness and order accuracy and reduced cost of returned items. This functionality also reduces the time to market of new products and services. As a result, Calico believes that its software can provide a significant return on investment and generally is viewed by customers as a means of achieving strategic and competitive advantage.

     CUSTOMER-DRIVEN. Unlike traditional enterprise applications, Calico's software is designed specifically for interacting directly with customers, resellers and other partners. Calico's "user-guided behavior" technology enables users to define the purchasing process according to their own needs and to flexibly configure complex goods and services at the point of sale in real time. In addition, Calico's agent technology delivers personalized information during the purchase process, enabling companies

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to proactively engage the customer, anticipate customer needs, provide real-time information and speed product delivery. By keeping the customer at the center of the buying experience, focus can be shifted from the transaction to the customer relationship, creating a key source of competitive differentiation for companies.

     INTEGRATED. By combining advanced configuration, information delivery, content management and personalization functionality, Calico offers a broad, integrated suite of electronic commerce software, providing significant benefits to customers who wish to launch or improve comprehensive electronic commerce functionality quickly. In addition, Calico's software enables customers to develop highly intuitive, interactive, graphical and content-rich electronic commerce sites. Calico also provides professional consulting and implementation services, complemented by its relationships with third-party implementation partners, to provide a tailored solution for each company's needs.

     SCALABLE AND FLEXIBLE. Calico's product architecture is designed to be highly scalable, enabling enterprises to interact directly with large numbers of customers via the Internet and other platforms. The Calico eSales Suite employs highly flexible modeling and tools to facilitate connections between computer applications, designed to enable its software to be rapidly integrated with other computer applications maintained by a company. These other computer applications include enterprise resource planning, sales force automation and supply chain management software programs, and their underlying databases.

     DESIGNED TO BE ACCESSED ACROSS MULTIPLE MODES OF DISTRIBUTION. The Calico eSales Suite is designed to connect buyers and sellers, including distributors, resellers, telemarketers and direct sales forces, to end users. To reach these audiences, the Calico eSales Suite can be implemented across the Internet, intranets, extranets and corporate networks and accessed through desktop and mobile computers and retail kiosks. The Calico eSales Suite uses a single set of business rules, enhancing consistency of user experience and reducing maintenance.

CALICO'S STRATEGY

     Calico's objective is to be the leading provider of electronic commerce software to customers worldwide. The key elements of this strategy include:

     INCREASE THE BREADTH AND DEPTH OF CALICO'S ELECTRONIC COMMERCE
SOLUTIONS. Calico's strategy is to provide software that enhances customer interaction by adding new features to the Calico eSales Suite and by adding new products that provide marketing and post-sales service functionality. Calico plans to accomplish this through internal product development, licensing and acquisitions of third-party technology and partnering. Calico's acquisition of FirstFloor provided agent technology which enables targeted, personalized information delivery, a key element in the Calico eSales solution. The introduction of personalized products which provide marketing functionality will enable customers to tailor Internet sites to help build relationships with their most important customers. In addition, Calico intends to facilitate integration of its products with a broad range of enterprise and Internet software applications through the development of additional tools for integration of its software with other computer applications and additional application programming interfaces.

     ALIGN WITH ELECTRONIC COMMERCE LEADERS AND EXPAND IN OTHER TARGETED VERTICAL MARKETS. Calico's electronic commerce software is broadly applicable to a range of industries and markets. To date, Calico's customers have been concentrated in two major industry groups -- computer hardware and network and telecommunications equipment. Calico's strategy has been to pursue relationships with leading participants in key industries who have adopted aggressive electronic business strategies. In addition, Calico plans to continue to expand in additional industries where electronic commerce

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software is highly strategic and promotes significant competitive advantage, including manufacturing, retail, telecommunications services, and financial services.

     ENHANCE SALES AND IMPLEMENTATION SERVICES THROUGH INCREASED
ALLIANCES. Calico's strategy is to increase its revenue base by complementing its direct sales force and professional services organization with strategic partnerships and alliances. These partnerships are intended to increase geographic sales coverage worldwide, address new industry market segments, and provide Calico's customers with access to additional design, modeling and implementation resources. In addition, Calico's goal is to form additional marketing and distribution alliances with electronic commerce software vendors and resellers to broaden distribution or provide complementary functionality to its applications. Calico also intends to provide company-wide integration of its software through alliances with systems integrators and vendors focused on providing software and integration services for connecting computer applications from multiple business software providers.

     EXTEND TECHNOLOGY LEADERSHIP. The Calico eSales Suite is based on advanced expert systems technology which allows matching of user requirements with suppliers' product and service offerings. For example, the bill of materials created by the Calico eSales Quote product is described in extensible markup language, or XML, enabling dynamic and intelligent exchange among electronic commerce applications. Calico's strategy is to continue to develop leading technologies in order to deliver more advanced functionality in its software to its customers.

     IDENTIFY AND CAPITALIZE ON NEW ELECTRONIC COMMERCE-BASED
BUSINESSES. Calico's strategy is to pursue relationships with and foster the development of emerging electronic commerce-based businesses at an early stage of their development. By entering into a variety of arrangements with these emerging leaders, Calico believes it can further capitalize on the growth of electronic commerce and remain at the forefront of electronic commerce trends and technology.

CALICO PRODUCTS AND SERVICES

THE CALICO ESALES SUITE

     The Calico eSales Suite is an integrated family of interactive user-guided software products that provide Calico's customers with the ability to create aspects of person-to-person selling in an on-line environment. Companies can use the suite of products to support multiple sales channels, including direct sales, in-store, resellers, value added resellers, telesales and sales over the Internet. Calico's products can be implemented individually or as part of the entire suite, depending on customer preference.

     Initial implementations by customers typically include the majority of the functionality provided by the product line. Additional user licenses and Calico eSales Engines, together with any additional functionality, may be added following the initial implementation.

     The Calico eSales Suite includes the following software modules:

     CALICO ESALES CONFIGURATOR. At the heart of the Calico eSales Suite is the Calico eSales Configurator, an expert system that matches customer requirements with product attributes, guiding customers to products and services that meet their needs. The Calico eSales Configurator employs Calico's "user-guided behavior" technology to explore different combinations of solution elements. This technology enables users to evaluate trade-offs on price, performance or other attributes, while at the same time determining that the configured product or service meets business or legal constraints set by the vendor. The Calico eSales Configurator uses dynamic models of customer requirements and product attributes developed using the Calico eSales Workbench. Once the models have been created, they can be loaded into an application running standalone or in a multi-user setting. A single

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model can be implemented and accessed across multiple sales channels, including direct sales, in-store, resellers, value added resellers, telesales, and sales over the Internet, streamlining maintenance and permitting significant flexibility.

     In this way, customers can select and purchase complex products and services without the individual attention of a sales person and speed the process of creating complete and correct complex product configurations.

     CALICO ESALES LOYALTY BUILDER. The Calico eSales Loyalty Builder is designed to address the challenge of building and maintaining customer loyalty on-line. Calico eSales Loyalty Builder personalizes the Internet-based guided selling experience from the customer's initial expression of interest through configuring and ordering products. This personalized guided selling experience enables companies to proactively engage customers to build stronger customer relationships with the objective of increasing revenue and reducing sales costs. The Calico eSales Loyalty Builder is an integral part of the Calico eSales Suite, and provides organizations with customer-driven electronic commerce software with profiling technology for personalized buying over the Internet. The Calico eSales Loyalty Builder's agent technology automatically monitors content and notifies users of changes. In addition, the Calico eSales Loyalty Builder's Java and XML-based architecture is designed to enable customers to adopt the technology within their existing web infrastructure.

     CALICO ESALES QUOTE. The Calico eSales Quote provides customized sales quotations to customers for selected products and stores quotes for later retrieval or immediate entry into an order management system. The Calico eSales Quote is designed to enable unification of product requirements, complex configurations and pricing and acts as the intermediary to automating order entry. The Calico eSales Quote is built using the Java programming language and XML-based architecture. This enables companies to integrate the quoting and pricing functions of the Calico eSales Suite with existing order entry, enterprise resource planning and external pricing tools and software programs. In addition, the core functionality of the Calico eSales Quote can be extended via the Java-based application programming interfaces provided with the Calico eSales Quote.

     CALICO ESALES INFOGUIDE. The Calico eSales InfoGuide, previously called Calico eSales Catalog, delivers targeted marketing information, such as brochures, product datasheets, product reviews and competitive comparisons, directly to customers during the on-line buying process. The Calico eSales InfoGuide is a Java-based programming tool that pairs content-sensitive selections and browser clicks with content from any source, even pre-existing content stored in multiple file formats. The Calico eSales Configurator, Calico eSales Quote and Calico eSales InfoGuide are integrated so that at any point within the buying process the customer can request additional information and have targeted information delivered.

     CALICO ESALES WORKBENCH. The Calico eSales Workbench is a flexible toolset for creating product, pricing and content models for use by the Calico eSales Configurator. This toolset is used to develop models that describe how each product can be configured and priced and establishes the relationship between the requirements and the products to be configured. The Calico eSales Workbench does not require significant computer programming or advanced technical expertise to develop or maintain models.

     CALICO ESALES ENGINE. The Calico eSales Engine runs the models created with the Calico eSales Workbench. The Calico eSales Engine is a constraint-based sales engine, that can be implemented on laptops, desktops and high-end servers, among others. Because the engine allows users to access the same model, regardless of whether they are using ActiveX-, Java- or HTML-based user interfaces, each modification and update of a model only needs to be made once. Calico eSales Engines are included with each Calico eSales Configurator. Additional Calico eSales Engines can be added to run

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the same model, thereby accommodating increased traffic while continuing to provide rapid response time.

PROFESSIONAL SERVICES

     Calico offers a range of professional and support services including requirements analysis and definition, creation and evolution of sample customer implementations based on customer input, design, data analysis, process modification advice, implementation consultation, education, and post-implementation maintenance. Calico's staff of professionals and consultants who define the implementation specifications for installing its software work with customers to capture and model the business logic and policies that reflect marketing and selling practices. Calico's professional services consultants also help with the integration of its applications into other company-wide computer software systems. Calico's professional services team and its consulting partners use the Calico eSales Workbench to design, create and finalize graphical user interfaces which meet specific customer requirements, delivering a personalized buying experience. These professionals have backgrounds in user interface design, systems integration, technology strategy, and project management.

     Calico uses its Opportunity Assessment Methodology in working with customers to define the opportunity set, priorities, business justification, project costs and roadmap to implementation relating to each project. This methodology includes a series of cross-functional interviews at many levels of its customer's project team. This series of interviews results in an analytical comparison, known as the Calico eSales Proficiency Matrix, which is used to determine how Calico's customer's sales practices compare to other sales practices in their industry. This analysis enables the customer to build cross-functional action plans, including economic justification and a cohesive and knowledgeable project team. The methodology may recommend that a prototype be created to demonstrate the concept and set expectations for Calico's engagement.

MAINTENANCE AND CUSTOMER SERVICE

     Calico offers a broad range of maintenance and customer service options to meet the varying needs of each customer. Customers covered by maintenance agreements can report application problems, make enhancement requests and obtain update releases. Calico's help desk is staffed with technical support engineers experienced in a variety of programming languages. For its customers, including those using in-house modeling resources, Calico's remote consulting staff provides ongoing consulting, limited continuing education and customer-specific model support. Calico's implementation support is targeted at customers who have completed their modeling and require assistance in implementing a client/server or Internet server deployment. Calico also helps troubleshoot problems with network bandwidth, network access and configurations as they pertain to Calico's products.

SALES AND MARKETING

     Calico markets and sells its products primarily through its direct sales force located at its headquarters in San Jose, and regional sales and service offices in Atlanta, Boston, Chicago, England, Germany and Sweden. As of September 30, 1999, Calico's total sales and marketing organization consisted of 78 employees. Calico intends to increase its domestic and international direct sales organizations, in part by increasing its direct sales force in Australia, the Benelux, Singapore and Japan during fiscal 2000. Calico is also complementing its direct sales force through additional distribution channels, including systems integrators and value added resellers, both domestically and internationally. For example, Calico has entered into an agreement with an entity to provide sales distribution and services in Japan.

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     Calico has multi-disciplined sales teams that consist of sales, technical and support professionals. Calico's senior management also takes an active role in its sales efforts. Calico often develops a pilot or custom demonstration which Calico or its partners can then use to design a model for a full scale implementation. Calico's sales efforts are typically directed to senior executives at its customers' organizations, including the chief executive officer, the chief information officer and the vice presidents of sales and marketing.

     To support its direct sales efforts and to actively promote its Calico eSales brand, Calico conducts comprehensive marketing programs and market research, including public relations, print advertisements, online advertisements, trade shows, speaking engagements and ongoing customer communications.

STRATEGIC ALLIANCES

     Calico is pursuing marketing, implementation and resale alliances with electronic commerce software vendors, systems integrators, professional services organizations and application services providers. These alliances are intended to increase geographic sales coverage worldwide and address new vertical markets and market segments. In addition, these partnerships and alliances allow Calico to provide its customers with access to additional resources to design, install and customize its solutions. As of September 30, 1999, these alliances were in their early phase of development and Calico had not yet generated significant revenue from these alliances.

     As part of this strategy, Calico has formed marketing and distribution alliances with electronic commerce software vendors. For example, Calico has entered into joint marketing relationships with Silknet Software, a provider of Internet-based customer support solutions, and with Netcentives, a provider of Internet loyalty, direct marketing and promotion products and services designed to drive electronic commerce. Calico has also recently entered into a joint marketing agreement with Vignette, a provider of Internet relationship management software products and services, to share sales and marketing leads, provide complementary training of each other's sales teams and develop joint marketing materials. In addition, Calico has a cooperative marketing agreement with IBM. These relationships enable Calico to broaden distribution of its products and provide complementary functionality to its applications.

     Under these joint marketing arrangements, each party agrees to provide each other with reasonable marketing and sales assistance. Calico's marketing and distribution alliances are not exclusive and some of its partners provide similar services to other companies.

     Calico also intends to expand the professional services offered to its customers by enhancing existing relationships with systems integrators and professional services organizations. Calico has entered into a joint marketing agreement with Andersen Consulting to form a global alliance. Under this alliance, Andersen Consulting acquired rights to market integration services related to its software, and Calico has agreed to promote Andersen Consulting as the preferred integrator of its software. The parties anticipate that this alliance will allow the development of offerings by the two organizations to target specific industries, which may include banking, healthcare and insurance, among others.

     Calico is also developing additional relationships with other professional services organizations, such as Cap Gemini, who specialize in offering consulting services for the installation and implementation of software products such as the Calico eSales Suite. In addition, Calico has entered into a joint marketing agreement with USWeb/CKS, an Internet professional services firm, where USWeb/CKS may provide its Internet integration expertise in its customer deployments.

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     Calico also participates in the Oracle Partner Program, which assists
Calico in marketing the Calico eSales suite of products to Oracle customers. Since Calico's products are built to be database independent, they can be easily integrated with Oracle's products.

SIGNIFICANT CUSTOMERS

     Calico has provided electronic commerce software primarily to customers concentrated in two major industry groups -- computer hardware and network and telecommunications equipment. Calico is continuing to expand in other markets, such as manufacturing, retail, telecommunication services and financial services. In fiscal 1999, Gateway and Dell each represented more than 10% of Calico's total net revenue. In fiscal 1998, Micron Electronics accounted for more than 10% of Calico's total net revenue. In fiscal 1997, Amdahl, Lanier and US Robotics (subsequently acquired by 3Com) each accounted for more than 10% of Calico's total net revenue. A substantial portion of Calico's revenue in any given quarter has been, and is expected to continue to be, generated from a limited number of customers with large financial commitment contracts.

     The following is a representative list of current customers from whom Calico has generated revenue of in excess of $100,000 in either the year ended March 31, 1999 or the six months ended September 30, 1999:

Best Buy                                  Qwest
Cabletron                                 Siemens
Cisco                                     Starhub
Dell                                      Sunrise Medical
Flextronics                               Telia
Gateway                                   Telxon
Merrill Lynch                             US West
Motorola                                  Zurn Industries
Nortel Networks

     These customers accounted for 87% of Calico's total net revenue for fiscal 1999 and 83% of its total net revenue for the six months ended September 30, 1999.

TECHNOLOGY

     Calico's software architecture provides the platform for its electronic commerce software. Calico's technology is designed to provide interactive, scalable, and easily maintained advanced electronic commerce applications. The user interface component of the Calico eSales Configurator is powered by Microsoft Active Server Pages and therefore operates only on Windows NT. The Calico eSales Loyalty Builder, Calico eSales Quote, Calico eSales InfoGuide and Calico eSales Engine each operate on Unix and Windows NT. Calico intends to develop user interface components to allow its customers to use either a Unix-based or Windows NT-based Web server. If Calico is unable to promptly or successfully develop the Unix version, the scalability of its Calico eSales Configurator may be adversely impacted for certain customer applications due to the scalability limitations of Windows NT.

     The elements of Calico's technology consist of the following:

     USER-GUIDED BEHAVIOR TECHNOLOGY. Calico has developed proprietary "user-guided behavior" technology that is based upon expert systems that provide the ability to match user requirements with

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specific product and service offerings from companies, subject to a number of constraints. The user-guided behavior technology offers the following benefits:

     - Calico's data maintenance system allows data to be entered in tabular form for concise expression of relationships between data, thereby reducing the system's maintenance requirements.

     - Applications that are constructed from the models created with the Calico eSales Workbench require only constraints, product content information and user interface information. Since models can be loaded into an application running standalone or in a multi-user setting, the same application can be targeted to run on laptops, desktops and the Internet.

     - Constraints, together with Calico's user-guided behavior technology, provide options to the end user and explain why particular configurations are not valid.

     The Calico eSales Engine is designed to handle complex configurations. Calico's technology allows for composite modeling, which permits the configuration to expand to accommodate numerous sites at the user's request. The Calico eSales Configurator supports multiprocessor servers as well as server clusters. This enables organizations to scale their deployments readily to accommodate traffic. Because session state information is stored in multiple locations, a user's configuration session can proceed uninterrupted even in the event of a server failure.

     ACCESS TO ENTERPRISE DATA. Calico's proprietary agent technology allows customers to quickly and easily access their company-wide business data and content, as well as external content from their intranet and the Internet as part of an electronic commerce software system, without re-creating the content or re-submitting each document to a new system. Automatic notification and delivery of documents and other important information is possible without needing to modify existing software applications or information sources.

     ADHERENCE TO INDUSTRY STANDARDS. The Calico eSales Loyalty Builder, Calico eSales Quote and Calico eSales InfoGuide have been designed based on XML, an emerging standard for data representation and computer-to-computer exchange of information supporting electronic commerce. Software systems that support XML provide customers with the ability to reduce application development time, easily integrate with prior generations of business software and hardware systems and build applications that span the business processes of a company, its suppliers, distributors and customers.

     In addition, Calico eSales Loyalty Builder, Calico eSales Quote and Calico eSales InfoGuide have all been designed using Java, a programming language that enables compatibility across multiple platforms and facilitates Internet-based performance. Java is emerging as a development language for electronic business and other Internet applications.

     Calico's architecture is designed to comply with widely accepted commercial software industry standards for building large-scale Internet applications. In addition to XML, Calico uses other widely accepted standards in developing its products, including structured query language, Java database connectivity and open database connectivity for accessing relational database management systems, HTTP for Internet access and HTML for web information presentation. The Calico eSales Configurator can be operated in conjunction with enterprise applications provided by Oracle, Baan, SAP and JD Edwards. Integration with these and other applications is facilitated by its support of open standards.

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RESEARCH AND DEVELOPMENT

     Calico's future success will depend in part upon its ability to enhance the Calico eSales Suite of products, develop new products and capitalize on its technological leadership to provide electronic commerce software to a global customer base. Calico's immediate focus is to extend the existing company-wide business application integration capabilities of its product suite to Oracle Order Entry and SAP Order Entry. In addition, Calico is seeking to broaden its current product line by improving performance, adaptation to standards, integration with company-wide business applications, and ease of modeling and applicability to commercial products and services.

     To foster development, definition, adoption and implementation of open standards that can be leveraged by the Calico eSales Suite, Calico works with several industry standards organizations such as the World Wide Web Consortium, RosettaNet, Commercenet, the American Association of Artificial Intelligence, the Institute for Electrical and Electronic Engineering and the Association for Computing Machinery. For example, through these organizations Calico is actively promoting the use of XML technology for data representation and computer-to-computer exchange of information.

     Calico's research and development expenses were $2.2 million for fiscal 1997, $3.3 million for fiscal 1998, $5.7 million for fiscal 1999, $2.2 million for the six months ended September 30, 1998 and $6.5 million for the six months ended September 30, 1999. Calico expects to continue to invest significantly in research and development in the future. Calico has experienced technical personnel in the areas of agent-based technology, artificial intelligence, expert systems, user interface design, enterprise and middleware software development.

PROPRIETARY RIGHTS

     Calico's success and ability to compete are substantially dependent on its internally developed technology and software applications. Calico has two U.S. patents, one of which is related to the monitoring and notification technology incorporated in the Calico eSales Loyalty Builder and the other of which is related to certain aspects of Calico's user-guided product configuration technology. In addition, Calico has filed patent applications in three foreign jurisdictions. While Calico relies on patent, trademark, copyright and trade secret laws and restrictions in the United States and other jurisdictions, together with contractual restrictions, to protect its proprietary rights, patent, trademark, copyright and trade secret protection may not be available in every country in which it distributes its products.

     Calico also typically enters into confidentiality and invention assignment agreements with its employees and contractors, and nondisclosure agreements with its customers, suppliers and strategic partners in order to limit access to and distribution and disclosure of its proprietary information. However, despite its efforts to protect its proprietary rights, unauthorized parties could copy or otherwise obtain and use Calico's products or technology or develop products with the same functionality as Calico's products. Policing unauthorized use is difficult, and the steps Calico has taken may not prevent misappropriation of its technology. In addition, the laws of some foreign countries provide less protection of proprietary rights than do the laws of the United States, and Calico expects that it will become more difficult to monitor the use of its products as it increases its international presence.

     Calico utilizes technology provided by BEA Systems, Inc. for its application servers, from Verity, Inc. for its search capability software, from Rainbow Software, Inc. to provide a licensing mechanism, from TideStone Technologies, Inc. for quote grid technology and from Rogue Wave Software, Inc. for development software. Should this third-party software no longer continue to be available at an acceptable cost, Calico's products could be delayed until equivalent software could be developed or

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licensed and integrated into its products. However, Calico does not believe that its business could be considered to be substantially dependent on any one of these license agreements.

     Substantial litigation regarding intellectual property rights exists in the software industry. Calico expects that software products may increasingly be subject to third-party infringement claims as the number of competitors supplying electronic commerce applications and solutions grows, and the functionality in other industry segments overlaps. Some of Calico's competitors may have filed or intend to file patent applications covering aspects of their technology that they claim Calico's technology infringes. Calico's competitors may make a claim of infringement against it with respect to its products and technology. These claims could result in litigation subjecting Calico to significant liability for damages, or in invalidation of its proprietary rights. Any claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources or require Calico to enter into royalty or licensing agreements in order to be able to sell its products. Royalty or licensing agreements, if required, may not be available on terms acceptable to Calico, or at all.

COMPETITION

     The market for software and services that enable electronic commerce for the interactive buying and selling of products is new, intensely competitive, highly fragmented and rapidly changing.

     Calico believes that its ability to compete depends on many factors, both within and beyond its control, including:

     - the performance, functionality, scalability and flexibility of its software solutions;

     - the timing and market acceptance of new products and product enhancements to the Calico eSales Suite of products;

     - the effectiveness of its sales and marketing efforts; and

     - the quality and performance of its professional services.

     Although Calico believes that it currently competes favorably as to each of these factors, Calico expects competition to persist and intensify. Calico's primary competition currently comes from companies developing solutions in-house and from a large number of emerging companies focused on electronic commerce. Calico also competes with vendors of enterprise class application software, including BroadVision, Siebel Systems, Oracle, SAP, Baan and Microsoft. Within the Calico eSales Configurator product line, Calico's competitors include Trilogy, pcOrder.com, Selectica and FirePond.

     Many of Calico's competitors and potential competitors have a number of significant advantages over Calico, including:

     - a longer operating history;

     - preferred vendor status with customers;

     - more extensive name recognition and marketing power; and

     - significantly greater financial, technical, marketing and other resources, giving them the ability to respond more quickly to new or changing opportunities, technologies and customer requirements.

     Calico also expects that competition will increase as a result of software industry consolidation. For example, a number of enterprise software companies have announced acquisitions of point

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solution providers to expand their product lines. Calico's competitors may also bundle their products in a manner that may discourage users from purchasing Calico's products. Current and potential competitors may establish cooperative relationships among themselves or with third parties or adopt aggressive pricing policies to gain market share. In addition, new competitors could emerge and rapidly capture market share.

LEGAL PROCEEDINGS

     Calico is currently involved in litigation with a former employee arising out of the alleged sexual harassment and wrongful termination of the employee. Calico has responded to the lawsuit by filing an answer that denies all of the material allegations. The lawsuit was filed by Susan D. Quinn on June 11, 1997 in the Santa Clara County Superior Court for the State of California, naming Calico and one of its former employees as defendants. The case is currently in the stage of pre-trial discovery. The lawsuit seeks unspecified monetary amounts for lost wages and benefits, emotional and physical distress and punitive damages.

     Calico believes that it has meritorious defenses against the alleged claims, and intends to defend itself vigorously. However, due to the nature of litigation and the fact that the case is still in discovery, Calico cannot determine the possible loss, if any, that may ultimately be incurred either in the context of a trial or as a result of a negotiated settlement. Calico may also incur substantial legal fees in this matter. After consideration of the nature of the claims and facts relating to the litigation, Calico believes that the resolution of this matter will not harm its business. However, the results of these proceedings, including any potential settlement, are uncertain and there can be no assurance that they will not harm its business.

EMPLOYEES

     As of September 30, 1999, Calico had 272 employees. Of that total, 90 were primarily engaged in product development, engineering or systems engineering, 78 were engaged in sales and marketing, 73 were engaged in professional services and 31 in operational, financial and administrative functions.

     None of Calico's employees is represented by a labor union, and Calico has never experienced a work stoppage. Calico's relations with its employees are good.

FACILITIES

     Calico's headquarters are located in approximately 58,000 square feet in San Jose, California, occupied under an office lease expiring in September 2004. Calico also leases office space in Pleasanton, California; Boston, Massachusetts; Atlanta, Georgia; Chicago, Illinois; Reading, England; and Stockholm, Sweden, under leases for terms expiring from August 1999 to January 2002. Calico has additional leased space in San Jose and Mountain View, California, some of which it has sublet to unrelated third parties.

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CALICO'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
                                 OF OPERATIONS

     The information in this discussion contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based upon current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Factors that might cause such a discrepancy include, but are not limited to, those discussed in "Factors that May Affect Results," "Liquidity and Capital Resources" and Risk Factors. The following discussion should be read in conjunction with Calico's consolidated financial statements and notes thereto appearing elsewhere in this proxy statement/prospectus.

OVERVIEW

     Calico provides software and services that enable companies to interact directly with their customers over the Internet, intranets, extranets, and corporate networks, and accessed through desktop and mobile computers and retail kiosks to improve the interactive buying and selling of complex products and services.

     Calico was incorporated in April 1994. From May 1994 through March 1997, Calico generated revenue primarily from the license of products based upon its first generation configuration technology. In March 1997, Calico released its first product designed for use over the Internet and corporate networks. In December 1998, Calico released Calico eSales 2.0, an integrated suite of products that extended the Internet-based architecture and included Calico eSales Catalog (since re-named Calico eSales InfoGuide), a product that allows targeted delivery of information without the need to modify existing applications or information sources. Calico eSales InfoGuide was the first product release based upon technology obtained from Calico's August 1998 acquisition of FirstFloor. In May 1999, Calico released Calico eSales Loyalty Builder, which incorporates technology also obtained from its acquisition of FirstFloor. In June 1999, Calico released Calico eSales 2.5, an integrated suite that incorporates eSales Loyalty Builder, eSales Quote and improved versions of its other products.

     Calico derives revenue principally from the license of its Calico eSales Suite of products and the delivery of associated implementation and support services. Prior to the fourth quarter of fiscal 1999, more than 90% of Calico's license revenue was derived from the license of the predecessors to the eSales Configurator and eSales Workbench products. Commencing in the fourth quarter of fiscal 1999, Calico released the Calico eSales Suite, which is an integrated family of interactive software products. Initial implementations have typically included the majority of the functionality provided by the product suite available at implementation, with additional user licenses and Calico eSales Engines added as use expands. However, the eSales Configurator and Calico eSales Workbench products comprised more than 72% of license revenue in the second quarter of fiscal 2000 and more than 79% of license revenue in the six months ended September 30, 1999. The mix of products and services sold varies by customer, and follow-on sales typically reflect an expansion of the use of Calico's products within the customer's business, rather than a migration to different products. To date, Calico sales have been primarily within the computer hardware and network and telecommunications equipment industries. Revenue from international sales have not been material to date.

     Licenses for Calico's suite of products are sold in different methods, such as per user, per site or per enterprise. Customer licenses are typically several hundred thousand dollars. The price of Calico's annual maintenance contracts are based on a percentage of the related product license price and is

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generally paid in advance. Consulting fees for implementation and training are generally priced on a per hour basis.

     For contracts with multiple elements, and for which vendor-specific objective evidence of fair value exists for the undelivered elements, Calico recognizes revenue for the delivered elements based upon the residual contract value as prescribed by SOP 98-9. Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations of Calico with regard to implementation exist, the fee is fixed and determinable, and collection is probable. Provisions for sales returns are made at the time of revenue recognition based upon estimated returns. License revenue from contracts involving customization or services which are essential to the functionality of the software is recognized under contract accounting using the completed contract or percentage-of-completion methods as appropriate. During fiscal 1997, 100% of Calico's license revenue was generated from new customer implementations, during fiscal 1998, 91% of Calico's license revenue was generated from new customer implementations, and in fiscal 1999, 78% of Calico's license revenue was generated from new customer implementations. New implementations include implementations in additional divisions of an existing customer.

     Services revenue primarily comprises revenue from consulting services, maintenance contracts and training. Services revenue from consulting and training is generally recognized as the service is performed. Maintenance contracts include the right to unspecified upgrades and ongoing support. Maintenance revenue is deferred and recognized on a straight-line basis as services revenue over the life of the related contract, which is typically one year. Calico's customers generally purchase maintenance contracts with their initial software implementation.

     Revenue from contracts involving significant implementation, customization or services essential to the functionality of the software is recognized over the period of each engagement, primarily using the percentage-of-completion method of contract accounting. Labor hours completed is generally used as the measure of progress towards completion. Calico classifies revenue for these arrangements as license revenue and services revenue based upon Calico's estimate of fair value for each element and recognize the revenue based on the percentage-of-completion ratio for the arrangement. A provision for estimated losses on engagements is made in the period in which the loss becomes probable and can be reasonably estimated.

     Calico bills customers in accordance with contract terms. Customer advances and amounts billed to customers in excess of revenue recognized are recorded as deferred revenue. Amounts recognized as revenue in advance of billing are recorded as unbilled receivables.

     Services revenue as a percentage of total net revenue was 33% in fiscal 1997, 41% in fiscal 1998, 51% in fiscal 1999, 44 % in the six months ended September 30, 1998 and 55% in the six months ended September 30, 1999. As Calico develops additional relationships with service partners, Calico anticipates that an increasing share of professional services will be provided by third parties. As a result, Calico expects that a higher percentage of total net revenue may be attributable to license revenue in the future. Although services revenue may continue to increase in absolute dollars if Calico increases the professional services it provides, services revenue has a lower gross margin than license revenue. Calico's overall gross profit can therefore fluctuate based on the mix of license revenue compared to services revenue.

     Calico's cost of license revenue consists primarily of amortization of purchased technology, sub-licensing fees paid for embedded technology, and to a lesser extent other product-related costs. Calico's cost of services revenue consists primarily of salary expense and other related costs for its consulting and support organizations, as well as third-party contractor expenses.

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     Calico's operating expenses are classified as sales and marketing, research and development, and general and administrative. Calico classifies all charges to these operating expense categories based on the nature the expenses incurred. All operating expense categories contain common recurring expenditures, including salaries, employee benefits, incentive pay, travel and entertainment, costs for contract staff and professional advisory services, rent and utilities. The sales and marketing category contains additional expenditures specific to the sales and marketing group, such as public relations, trade show participation, advertising, sales lead generation, and commissions. Commission expense is recorded upon contract signing. To date, all software development costs in research and development have been expensed as incurred. General and administrative expenses include our executive, financial, human resources and information technology departments, and include additional expenditures related to legal and financial advisors, as well as bad debt reserves.

     In connection with the granting of stock options to its employees, Calico has recorded unearned stock compensation totaling $5.6 million through September 30, 1999, of which $1.8 million remains to be amortized. This amount represents the difference between the exercise price and the estimated fair value of Calico's common stock on the date these stock options were granted. This amount is included as a component of stockholders' equity and is being amortized by charges to operations over the vesting period of the options, consistent with the method described in Financial Accounting Standards Board, or FASB, Interpretation No. 28. Calico recorded amortization of unearned stock compensation of $780,000 for fiscal 1998, $2.0 million for fiscal 1999, $893,000 for the six months ended September 30, 1998 and $934,000 for the six months ended September 30, 1999. The amortization of the remaining unearned stock compensation at September 30, 1999 will result in additional charges to operations through fiscal 2003. The amortization of stock compensation is classified as a separate component of operating expenses in our consolidated statement of operations.

     Effective August 21, 1998, Calico acquired all of the outstanding shares of FirstFloor, a developer and marketer of interactive marketing systems for business-to-business communications, in exchange for 1,248,423 shares of our Series D preferred stock, valued at $4.558 per share. In addition, Calico assumed all of the outstanding options to purchase FirstFloor common stock and converted them into options to acquire 47,203 shares of Calico's common stock. Calico accounted for the acquisition using the purchase method of accounting. Of the total purchase price, valued at approximately $6.1 million, approximately $1.8 million was allocated to in-process research and development and immediately charged to operations, $360,000 to tangible assets, $1.5 million to existing products and core technology, $2.0 million to liabilities assumed, and $4.3 million to goodwill. The intangible assets will be amortized over their estimated useful lives which range from seven to 48 months. Calico structured the acquisition as a tax-free exchange of stock; therefore, the differences between the recognized fair values of acquired assets, including tangible and intangible assets, and their historical tax bases are not deductible for tax purposes.

     In connection with its acquisition of FirstFloor, Calico acquired one existing product and two in-process research and development projects. The existing product provides customers with the ability to automatically update their sales force with the latest information. The first acquired in-process project, a marketing information delivery system, is a complete rewrite of the acquired product, and replaced the product upon its release. While the solution remains the same, the functionality has been completely re-engineered. This development effort increased the product's utility as well as its scalability on larger intranets, which increases the possible number of users, and provides a variety of data sources instead of just one central database. The second in-process project, a personalization solution, provides customers with the ability to obtain in-depth information and critical data needed to build stronger customer relationships with the objective of increasing revenue and reducing sales cost.

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     At the time of the acquisition, an entity affiliated with Mr. Unger, one of
Calico's directors, was a principal shareholder of both Calico and FirstFloor.

     Since its inception, Calico has incurred quarterly and annual losses, and expects to continue to incur losses on both a quarterly and annual basis for the foreseeable future. Calico incurred net losses of $15.3 million for fiscal 1999, $5.5 million for fiscal 1998, $6.9 million for fiscal 1997 and $11.2 million for the six months ended September 30, 1999. As of September 30, 1999, Calico had an accumulated deficit of $40.9 million. Calico expects that its operating expenses will continue to increase substantially in future quarters as it increases sales and marketing operations, develops new distribution channels, expands its professional services organization, and continues to fund research and development.

     Calico has recently experienced a period of rapid growth and expansion, and expects to continue to expand through multiple growth strategies. To manage this growth effectively, Calico will have to improve its existing operational and financial systems and hire additional qualified personnel. In addition, Calico expanded its current headquarters during the first half of fiscal 2000. The expenses related to this expansion may be greater than Calico's obligations for its current facility.

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated, the percentage of revenues represented by certain lines in Calico's condensed consolidated statements of operations.

COMPARISON OF SIX MONTHS ENDED SEPTEMBER 30, 1999 AND 1998

REVENUE

     Total net revenue increased 57% to $15.6 million in the six months ended September 30, 1999 from $9.9 million in the six months ended September 30, 1998.

     LICENSE. License revenue increased 25% to $7.0 million in the six months ended September 30, 1999 from $5.6 million in the six months ended September 30, 1998. License revenue as a percentage of total net revenue was 45% in the six months ended September 30, 1999 and 56% in the six months ended September 30, 1998. The increase in license revenue in absolute dollars is attributable to an increase in the number and average size of license transactions recognized during the period. Six percent of this period's license revenue resulted from an arrangement with a stockholder who at the time of the transaction owned 4% of Calico's outstanding stock (including conversion of mandatorily redeemable convertible preferred stock).

     SERVICES. Services revenue increased 99% to $8.7 million in the six months ended September 30, 1999 from $4.3 million in the six months ended September 30, 1998. Services revenue as a percentage of total net revenue was 55% in the six months ended September 30, 1999 and 44% in the six months ended September 30, 1998. The increase in services revenue in absolute dollars and as a percentage of total net revenue is attributable to a significant increase in the number and size of consulting engagements, as well as an increase in the installed base of customers and in the average size of maintenance contracts. This increase in services revenue as a percentage of total net revenue has resulted in reduced overall gross margins, since services revenue typically has lower gross margins than license revenue. During the six months ended September 30, 1999, 71% of maintenance revenue came from initial maintenance contracts, with the remainder from maintenance renewals.

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COST OF REVENUE

     LICENSE. Cost of license revenue increased 2% to $373,000 in the six months ended September 30, 1999 from $366,000 in the six months ended September 30, 1998. Cost of license revenue as a percentage of license revenue was 5% in the six months ended September 30, 1999 and 7% in the six months ended September 30, 1998. The increase in cost of license revenue in absolute dollars is due to the amortization of existing products and core technology acquired in the acquisition of FirstFloor, offset by reduced payments to third parties for embedded technology. The decline in cost of license revenue as a percentage of net license revenue is due to growth in license revenue and lower average royalty rates.

     SERVICES. Cost of services revenue increased 97% to $6.1 million in the six months ended September 30, 1999 from $3.1 million in the six months ended September 30, 1998. Cost of services revenue as a percentage of services revenue was 71% in the six months ended September 30, 1999 and 71% in the six months ended September 30, 1998. The increase in cost of services revenue in absolute dollars is primarily due to costs associated with increased personnel in our services organization as well as increased costs for third-party contractors used to staff consulting engagements.

OPERATING EXPENSES

     SALES AND MARKETING. Sales and marketing expenses increased 58% to $9.2 million in the six months ended September 30, 1999 from $5.8 million in the six months ended September 30, 1998. Sales and marketing expenses as a percentage of total net revenue was 59% in the six months ended September 30, 1999 and 59% in the six months ended September 30, 1998. Sales and marketing expenses increased in absolute dollars primarily due to increased personnel-related costs, resulting from our continued investment in the development of our international direct sales and indirect sales and marketing organizations.

     RESEARCH AND DEVELOPMENT. Research and development expenses increased 193% to $6.5 million in the six months ended September 30, 1999 from $2.2 million in the six months ended September 30, 1998. Research and development expenses as a percentage of total net revenue increased to 42% in the six months ended September 30, 1999 from 22% in the six months ended September 30, 1998. Research and development expenses increased in absolute dollars and as a percentage of total net revenue as a result of increased engineering and product development personnel partially attributable to personnel added as a result of our acquisition of FirstFloor in the quarter ended September 30, 1998. Personnel-related expenses accounted for the majority of the increase in absolute dollars.

     GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 60% to $3.4 million in the six months ended September 30, 1999 from $2.1 million in the six months ended September 30, 1998. General and administrative expenses as a percentage of total net revenue were 21% in the six months ended September 30, 1999 and 21% in the six months ended September 30, 1998. In the six months ended September 30, 1998, general and administrative expenses included a charge of $660,000 for the minimum lease payments committed under Calico's previous leased facility which it vacated and losses on disposal of certain fixed assets, related to the relocation of our corporate headquarters. Excluding this charge, the majority of the absolute dollar increase in general and administrative expenses was due to increased personnel-related costs resulting from the growth of our finance, human resources and information systems staff, and due to increased spending for legal and financial advisory services.

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     STOCK COMPENSATION. Calico recorded expenses related to stock compensation of $934,000 in the six months ended September 30, 1999 and $893,000 in the six months ended September 30, 1998. Stock compensation expenses as a percentage of total net revenue were 6% in the six months ended September 30, 1999 and 9% in the six months ended September 30, 1998.

     AMORTIZATION OF GOODWILL. During the six months ended September 30, 1999, Calico recorded $476,000 in amortization, compared with $78,000 in the six months ended September 30, 1998.

INTEREST AND OTHER INCOME, NET

     Interest and other income, net, improved to $137,000 of net interest income in the six months ended September 30, 1999 from $81,000 of net interest expense in the six months ended September 30, 1998. The improvement is primarily due to interest earned on increased cash and cash equivalent balances.

COMPARISON OF FISCAL YEARS ENDED MARCH 31, 1999, 1998 AND 1997

REVENUE

     Total net revenue increased 81% to $21.4 million in fiscal 1999 from $11.9 million in fiscal 1998 and 101% from $5.9 million in fiscal 1997.

     LICENSE. License revenue increased 50% to $10.5 million in fiscal 1999 from $7.0 million in fiscal 1998, and 77% from $3.9 million in fiscal 1997. License revenue as a percentage of total net revenue was 49% in fiscal 1999, 59% in fiscal 1998 and 67% in fiscal 1997. The increases in absolute dollars were primarily due to increased market acceptance of Calico's products, increases in the average size of transactions, as well as the introduction of versions of Calico's products that included functionality for Internet and corporate network use. During fiscal 1999, 78% of Calico's license revenue came from new customer deployments.

     SERVICES. Services revenue increased 123% to $10.9 million in fiscal 1999 from $4.9 million in fiscal 1998, and 149% from $2.0 million in fiscal 1997. Services revenue as a percentage of total net revenue was 51% in fiscal 1999, 41% in fiscal 1998 and 33% in fiscal 1997. The increases in absolute dollars and as a percentage of total net revenue were primarily due to an increase in the number and size of customer deployments, additional follow-on consulting services for existing customers, an increase in the installed base of customers on maintenance contracts and renewals of prior period maintenance contracts.

COST OF REVENUE

     LICENSE. Cost of license revenue increased 345% to $1.2 million in fiscal 1999 from $265,000 in fiscal 1998, and 49% from $178,000 in fiscal 1997. Cost of license revenue as a percentage of license revenue was 11% in fiscal 1999, 4% in fiscal 1998 and 5% in fiscal 1997. The increase in absolute dollars and as a percentage of license revenue in fiscal 1999 was primarily due to the amortization of existing products and core technology acquired in the acquisition of FirstFloor in the quarter ended September 30, 1998. The increase in absolute dollars in fiscal 1998 was primarily due to costs associated with sub-licensing of third-party software used in Calico's products.

     Calico may from time to time in the future enter into various technology sub-licensing arrangements with third parties which may require payments that do not coincide with the timing and magnitude of license revenue. In addition, the cost of amortization of Calico's existing products and core technology does not vary with recognized license revenue. As a result, Calico's cost of license

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revenue may vary significantly from quarter to quarter in both absolute dollars and as a percentage of license revenue.

     SERVICES. Cost of services revenue increased 133% to $7.3 million in fiscal 1999 from $3.1 million in fiscal 1998, and 47% from $2.1 million in fiscal 1997. Cost of services revenue as a percentage of services revenue was 67% in fiscal 1999, 64% in fiscal 1998 and 108% in fiscal 1997. The increase in absolute dollars was primarily due to increased professional services personnel engaged in deployment, training and technical support, representing 58% of the increase in fiscal 1999 and 67% of the increase in fiscal 1998. In 1997, Calico's cost of services revenue exceeded its services revenue because the actual cost of providing consulting services exceeded the fixed-price payment received from the customer. During this period, Calico provided its services under low margin fixed-price contracts, and subsequently agreed to provide services in excess of those originally agreed for no additional fees, in order to gain market share. However, Calico generally does not enter into and does not intend to enter into fixed-price payment arrangements for its consulting services.

     Cost of services revenue as a percentage of services revenue increased in fiscal 1999 due to increased use of contract personnel. Cost of services revenue declined as a percentage of services revenue in fiscal 1998 primarily due to improved billing rate realization as well as an increase in revenue from maintenance contracts during fiscal 1998. Calico expects cost of services revenue to increase in the future in absolute dollars it expands its service capacity to meet anticipated demand. Cost of services revenue as a percentage of services revenue may vary significantly from quarter to quarter depending upon the mix of services that Calico provides and the utilization rate of its services personnel. Additionally, Calico may seek to gain more flexibility by staffing engagements with increasing use of third-party contractors, whose expenses may exceed those of employees.

OPERATING EXPENSES

     SALES AND MARKETING. Sales and marketing expenses increased 86% to $14.1 million in fiscal 1999 from $7.6 million in fiscal 1998, and 28% from $6.0 million in fiscal 1997. Sales and marketing expenses as a percentage of total net revenue were 65% in fiscal 1999, 64% in fiscal 1998 and 101% in fiscal 1997. The increases in absolute dollars were primarily due to an increase in sales and marketing personnel, representing 69% of the increase in fiscal 1999 and 88% of the increase in fiscal 1998. Sales and marketing expenses increased as a percentage of total net revenue in fiscal 1999 due to the investments in sales and marketing described above and decreased in fiscal 1998 primarily due to revenue growth. Calico believes sales and marketing expenses will continue to increase in absolute dollars as it expands its sales and marketing organization, initiates additional marketing programs, expands its distribution channels and expands geographically. Sales and marketing expenses may increase or fluctuate as a percentage of total net revenue from period to period.

     RESEARCH AND DEVELOPMENT. Research and development expenses increased 70% to $5.7 million in fiscal 1999 from $3.3 million in fiscal 1998, and 50% from $2.2 million in fiscal 1997. Research and development expenses as a percentage of total net revenue were 27% in fiscal 1999, 28% in fiscal 1998 and 38% in fiscal 1997. The increase in absolute dollars in fiscal 1999 was due to Calico's addition of engineering and development personnel, both through new hiring and as a result of its FirstFloor acquisition. Personnel-related expenses accounted for 96% of the increase in fiscal 1999. The increase in fiscal 1998 in absolute dollars was primarily due to increases in engineering and development personnel, representing 69% of the increase. Research and development expenses as a percentage of total net revenue declined in fiscal 1999 and fiscal 1998 due to the higher rate of revenue growth during the periods.

     Calico believes that continued investment in research and development is critical to attaining its strategic objectives, and as a result Calico expects that research and development expenses will

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increase in absolute dollars in future periods, and may increase or fluctuate significantly as a percentage of total net revenue from period to period.

     GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 79% to $4.0 million in fiscal 1999 from $2.2 million in fiscal 1998, and 50% from $1.5 million in fiscal 1997. General and administrative expenses as a percentage of total net revenue were 19% in fiscal 1999, 19% in fiscal 1998 and 25% in fiscal 1997. The increase in general and administrative expenses in absolute dollars was primarily due to increased personnel to support Calico's expanding operations. Personnel-related expenses represented 43% of the increase in fiscal 1999 and 70% of the increase in fiscal 1998. General and administrative expenses also increased in absolute dollars in fiscal 1999 due to the relocation of Calico's corporate headquarters which resulted in a charge of $660,000 for the minimum lease payments committed under its previous leased facility and losses on disposal of certain fixed assets.

     Calico believes that general and administrative expenses will continue to increase in absolute dollars as it expands its operations and assumes the responsibilities of a public company, and may fluctuate as a percentage of total net revenue from period to period.

     STOCK COMPENSATION. In fiscal 1999 and 1998 Calico recorded aggregate unearned compensation totaling $5.6 million. The unearned compensation represents the difference between the exercise price of stock option grants and the deemed fair value of our common stock at the time of the grants. Calico recorded expenses related to stock compensation of $2.0 million during fiscal 1999, $780,000 during fiscal 1998 and $864,000 during fiscal 1997.

     ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT. In connection with Calico's acquisition of FirstFloor, Calico ascribed $1.8 million to two specific in-process research and development projects -- a marketing information delivery system and a personalization solution -- which was charged to operations in the quarter ended September 30, 1998.

     The amount of purchase price allocated to in-process research and development was determined using appropriate valuation techniques, including percentage-of-completion, which utilizes research and development cost metrics and key milestones to estimate the stage of development of each in-process research and development project at the date of acquisition, estimating cash flows resulting from the revenue expected to be generated from these projects, and discounting the net cash flows back to their present value. The discount rate includes a factor that takes into account the uncertainty surrounding the successful development of the purchased in-process technology. The remaining identified intangibles, including the value of acquired existing products and core technology, is amortized over the periods of benefit ranging from seven to 36 months.

     The value assigned to acquired in-process research and development was determined by identifying the two specific research and development projects discussed above for which technological feasibility had not been established. The first project reached technological feasibility and was commercially released in December 1998. The second project reached technological feasibility and was commercially released in May 1999. In assigning value to the in-process projects, consideration was given, as appropriate, to the stage of completion, the complexity of the work completed to date, the difficulty of completing the remaining development, costs already incurred and the projected cost to complete the projects, adjusting for the relative value and contribution of the core technology. The value assigned to acquired in-process research and development was based on the assumptions set forth in the following paragraph.

     Net cash flows from these projects were determined based on Calico's estimates of revenue, cost of sales, research and development costs, selling, general and administrative costs, and income taxes associated with the projects. Revenue growth rates for each technology was developed considering, among other things, the then-current and expected industry trends, acceptance of the technologies and historical growth rates for similar industry products. Estimated total revenue from the acquired in-process research and development projects are expected to generally peak in fiscal 2000 and decline through fiscal 2001 as other new products are expected to be introduced. Calico assumed no synergies as a result of the acquisition and the revenue projections are within the historical growth rates of FirstFloor product introductions. Projected gross margins for the marketing information delivery system averaged 74% and the personalization solution averaged 69% over the estimated product lives. The estimated selling, general and administrative costs for the marketing delivery system averaged 41% as a percentage of revenue and the personalization solution averaged 47% as a percentage of revenue over the estimated product lives, and are consistent with FirstFloor's historical operating cost structure. These revenue projections were based on Calico's management's estimate of market size and growth, expected trends in technology and the expected timing of new product introductions. Calico's applied a royalty charge as a percentage of operating income for each in-process project to attribute value for dependency on predecessor core technology. Royalty rates were developed based on published documentation of royalty rates and the specific facts and circumstances, and in Calico's view, are considered reasonable approximations of fair value rates for the respective types of technology under exclusive, perpetual, worldwide licenses. The estimated net cash flows of each project were discounted back to their present value using discount rates of 30% for the marketing information delivery system and 40% for the personalization solution, which represents a premium over our cost of capital of 20% to reflect the risk associated with the stage of completion of the in-process technologies. The estimated percentage-of-completion of the in-process research and development projects were 82% for the marketing information delivery system and 47% for the personalization solution.

     The actual development timeline and costs of approximately $200,000 for the marketing information delivery system and approximately $1.2 million for the personalization solution were in line with the estimates used to compute the estimated percentage-of-completion used in the valuation of the in-process research and development projects. These products were just recently released and it is premature to compare the actual revenue with those projected. To date, Calico's cash flow and other assumptions have not materially changed.

     AMORTIZATION OF GOODWILL. During fiscal 1999, Calico recognized $550,000 in amortization, reflecting the amortization of goodwill acquired as part of the FirstFloor acquisition.

INTEREST AND OTHER INCOME, NET

     Interest and other income, net improved to $23,000 of net interest expense in fiscal 1999 from $41,000 of net interest expense in fiscal 1998, and declined from $21,000 of net interest income in fiscal 1997, representing less than one percent of total net revenue in each period.

INCOME TAXES

     No provision for federal and state income taxes was recorded for fiscal 1999, 1998 or 1997 because we incurred net operating losses in each of those periods.

     As of March 31, 1999, Calico had net operating loss carryforwards for federal income tax reporting purposes of $12.1 million that expire in various amounts beginning in fiscal 2011. Calico also had net operating loss carryforwards for state income tax reporting purposes of $9.7 million that expire in various amounts beginning in fiscal 2003. Calico had net deferred tax assets, including its net operating loss carryforwards and tax credits of $8.8 million as of March 31, 1999. A valuation allowance has been recorded for the net deferred tax asset balance as a result of uncertainties regarding the realization of the asset balance. See note 5 of Calico's notes to the consolidated financial statements.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth Calico's unaudited consolidated statement of operations data for each of the ten quarters in the period ended September 30, 1999, as well as that data expressed as a percentage of our total net revenue for the quarters presented. Calico has prepared this unaudited consolidated information on a basis consistent with its audited consolidated financial statements, and in the opinion of its management, this information reflects all normal recurring adjustments necessary for a fair presentation of its operating results for the quarters presented. You should read this information in conjunction with Calico's consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus. You should not draw any conclusions about Calico's future results from the operating results for any quarter.

                                                                       QUARTER ENDED
                                  ---------------------------------------------------------------------------------------
                                  JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,
                                    1997       1997        1997       1998       1998       1998        1998       1999
                                  --------   ---------   --------   --------   --------   ---------   --------   --------
                                                                      (IN THOUSANDS)
CONSOLIDATED STATEMENT
  OF OPERATIONS DATA:
Net revenue:
  License.......................  $ 1,285     $ 1,162    $ 2,305    $ 2,213    $ 2,932     $ 2,657    $ 2,560    $ 2,333
  Services......................      780       1,371      1,150      1,593      1,721       2,628      3,155      3,427
                                  -------     -------    -------    -------    -------     -------    -------    -------
      Total net revenue.........    2,065       2,533      3,455      3,806      4,653       5,285      5,715      5,760
Cost of net revenue:
  License.......................       20          53         97         95        101         265        350        463
  Services......................      815         597        828        875      1,367       1,742      2,036      2,127
                                  -------     -------    -------    -------    -------     -------    -------    -------
      Total cost of net
        revenue.................      835         650        925        970      1,468       2,007      2,386      2,590
                                  -------     -------    -------    -------    -------     -------    -------    -------
Gross profit....................    1,230       1,883      2,530      2,836      3,185       3,278      3,329      3,170
                                  -------     -------    -------    -------    -------     -------    -------    -------
Operating expenses:
  Sales and marketing...........    1,768       1,962      1,824      2,039      2,758       3,066      3,699      4,615
  Research and development......      670         776        934        962        972       1,232      1,684      1,789
  General and administrative....      542         610        573        497        641       1,459        934        954
  Stock compensation............       11         160        252        357        424         469        582        532
  Acquired in-process research
    and development.............       --          --         --         --         --       1,840         --         --
  Amortization of goodwill......       --          --         --         --         --          78        234        238
                                  -------     -------    -------    -------    -------     -------    -------    -------
      Total operating
        expenses................    2,991       3,508      3,583      3,855      4,795       8,144      7,133      8,128
                                  -------     -------    -------    -------    -------     -------    -------    -------
Loss from operations............   (1,761)     (1,625)    (1,053)    (1,019)    (1,610)     (4,866)    (3,804)    (4,958)
Interest and other income,
  net...........................      (36)         (6)         7         (6)       (35)        (46)        54          4
                                  -------     -------    -------    -------    -------     -------    -------    -------
      Net loss..................  $(1,797)    $(1,631)   $(1,046)   $(1,025)   $(1,645)    $(4,912)   $(3,750)   $(4,954)
                                  =======     =======    =======    =======    =======     =======    =======    =======
AS A PERCENTAGE OF TOTAL NET
  REVENUE:
Net revenue:
  License.......................       62%         46%        67%        58%        63%         50%        45%        41%
  Services......................       38          54         33         42         37          50         55         59
                                  -------     -------    -------    -------    -------     -------    -------    -------
      Total net revenue.........      100         100        100        100        100         100        100        100
                                  -------     -------    -------    -------    -------     -------    -------    -------
Cost of net revenue:
  License.......................        1           2          3          2          2           5          6          8
  Services......................       39          24         24         23         30          33         36         37
                                  -------     -------    -------    -------    -------     -------    -------    -------
      Total cost of net
        revenue.................       40          26         27         25         32          38         42         45
                                  -------     -------    -------    -------    -------     -------    -------    -------
Gross profit....................       60          74         73         75         68          62         58         55
                                  -------     -------    -------    -------    -------     -------    -------    -------
Operating expenses:
  Sales and marketing...........       86          77         53         55         59          58         65         80
  Research and development......       32          31         27         25         21          23         29         31
  General and administrative....       26          24         16         13         14          28         17         17
  Stock compensation............        1           6          7          9          9           9         10          9
  Acquired in-process research
    and development.............       --          --         --         --         --          35         --         --
  Amortization of goodwill......       --          --         --         --         --           1          4          4
                                  -------     -------    -------    -------    -------     -------    -------    -------
      Total operating
        expenses................      145         138        103        102        103         154        125        141
                                  -------     -------    -------    -------    -------     -------    -------    -------
Loss from operations............      (85)        (64)       (30)       (27)       (35)        (92)       (67)       (86)
Interest and other income,
  net...........................       (2)         --         --         --         --          (1)         1         --
                                  -------     -------    -------    -------    -------     -------    -------    -------
      Net loss..................      (87)%       (64)%      (30)%      (27)%      (35)%       (93)%      (66)%      (86)%
                                  =======     =======    =======    =======    =======     =======    =======    =======

                                     QUARTER ENDED
                                  --------------------
                                  JUNE 30,   SEPT. 30,
                                    1999       1999
                                  --------   ---------
                                     (IN THOUSANDS)
CONSOLIDATED STATEMENT
  OF OPERATIONS DATA:
Net revenue:
  License.......................  $ 3,457     $ 3,502
  Services......................    3,976       4,674
                                  -------     -------
      Total net revenue.........    7,433       8,176
Cost of net revenue:
  License.......................      137         236
  Services......................    2,660       3,473
                                  -------     -------
      Total cost of net
        revenue.................    2,797       3,709
                                  -------     -------
Gross profit....................    4,636       4,467
                                  -------     -------
Operating expenses:
  Sales and marketing...........    4,558       4,641
  Research and development......    2,666       3,801
  General and administrative....    1,452       1,900
  Stock compensation............      514         420
  Acquired in-process research
    and development.............       --          --
  Amortization of goodwill......      240         236
                                  -------     -------
      Total operating
        expenses................    9,430      10,998
                                  -------     -------
Loss from operations............   (4,794)     (6,531)
Interest and other income,
  net...........................       71          66
                                  -------     -------
      Net loss..................  $(4,723)    $(6,465)
                                  =======     =======
AS A PERCENTAGE OF TOTAL NET
  REVENUE:
Net revenue:
  License.......................       47%         43%
  Services......................       53          57
                                  -------     -------
      Total net revenue.........      100         100
                                  -------     -------
Cost of net revenue:
  License.......................        2           3
  Services......................       36          42
                                  -------     -------
      Total cost of net
        revenue.................       38          45
                                  -------     -------
Gross profit....................       62          55
                                  -------     -------
Operating expenses:
  Sales and marketing...........       61          57
  Research and development......       36          47
  General and administrative....       20          23
  Stock compensation............        7           5
  Acquired in-process research
    and development.............       --          --
  Amortization of goodwill......        3           3
                                  -------     -------
      Total operating
        expenses................      127         135
                                  -------     -------
Loss from operations............      (65)        (80)
Interest and other income,
  net...........................        1           1
                                  -------     -------
      Net loss..................      (64)%       (79)%
                                  =======     =======

     Total net revenue has increased during each of the ten quarters ended September 30, 1999 due to an increase in the number of Calico's customers, an increase in the average transaction size and an increase in follow-on orders from existing customers. Calico experiences significant variability in license revenue from quarter to quarter due to the timing and size of transactions. License revenue declined sequentially in each of the three quarters ended March 31, 1999, primarily due to delays in recognition of revenue under a few large contracts entered into during those quarters. License revenue increased significantly in the quarter ended June 30, 1999, due to the recognition of revenue associated with one significant order, as well as progress on several other percentage-of-completion and milestone-based contracts.

     Services revenue has increased significantly during the comparison periods, but is also subject to significant variability driven by transaction timing, contract terms and billing rate realization. Services revenue declined in the quarter ended December 31, 1997 due to the recognition of services revenue in the previous quarter upon completion of one large project. Services revenue increased significantly as a percentage of total net revenue in the six quarters ended September 30, 1999 primarily as a result of several large implementation projects during those periods and increased international deployments in the quarter ended September 30, 1999.

     Cost of license revenue increased in the three quarters ended March 31, 1999 as a result of the amortization of acquired products and core technology subsequent to Calico's acquisition of FirstFloor. Cost of license revenue declined significantly in the quarter ended June 30, 1999 due to the completion of amortization of one of the two products acquired, and increased in the quarter ended September 30, 1999 as a result of two new sublicense agreements entered into during the period. Cost of services revenue increased significantly in the quarter ended June 30, 1998 primarily due to costs associated with the hiring and training of new professional services personnel who were not yet fully utilized.

     Sales and marketing expenses increased significantly in the quarter ended June 30, 1998 primarily due to the expansion of Calico's domestic sales force, as well as the establishment of its international sales office, and increased in the quarter ended March 31, 1999 due to commissions related to the signing of a few large orders and further expansion of its sales force. Research and development expenses increased significantly in the five quarters ended September 30, 1999 due to an increase in product development personnel added in conjunction with Calico's acquisition of FirstFloor and through new hires. General and administrative expenses increased significantly in the quarter ended September 30, 1998 due to the relocation of Calico's corporate headquarters which resulted in a $660,000 charge for the minimum lease payments committed under our previous leased facility and losses on disposal of fixed assets, and increased in the quarter ended June 30, 1999 primarily as a result of increased legal and financial advisory fees, which represented 45% of the increase.

     Calico's quarterly operating results have varied significantly in the past and Calico expects that they will vary significantly from quarter to quarter in the future. These variations are caused by a number of factors, including the length Calico's sales cycle, demand for and market acceptance of its products and services, the timing of orders and deployment of its products and services, the impact of its revenue recognition policies, changes in technology and changes caused by the rapidly evolving electronic commerce market and the impact of year 2000 investments by Calico and its customers.

     As a result of these and other factors, Calico believes that period-to-period comparisons of its historical results of operations are not necessarily meaningful and are not a good predictor of its future performance. Calico's operating results may be below the expectations of public market analysts and investors in future quarters, which could cause volatility in the price of its stock.

LIQUIDITY AND CAPITAL RESOURCES

     In October 1999, Calico completed an initial public offering of 4,600,000 shares of common stock (including the exercise of the underwriters' overallotment option) at $14.00 per share. Net proceeds to Calico, before offering expenses, were $59.9 million or $13.02 per share. Simultaneous with the closing of the initial public offering, Calico received an additional $24.0 million from the sale of an aggregate of 1,843,200 shares of common stock at $13.02 per share in private placements to Dell U.S.A., L.P., a Texas limited partnership ($20.0 million) and Andersen Consulting LLP ($4.0 million). Calico has used, and continues to expect to use, the proceeds from the sale of stock for general corporate purposes, including working capital as well as expenses incurred in connection with its acquisition of ConnectInc.com. A portion of the proceeds may also be used to acquire or invest in other complementary companies, product lines, products or technologies. Pending such uses, Calico has invested the net proceeds from the sale of stock in investment grade, interest-bearing securities. Prior to its initial public offering, Calico had financed its operations and met its capital expenditure requirements primarily through the sale of private equity securities, and to a lesser extent, notes payable and capital equipment leases.

     As of September 30, 1999, Calico had $5.4 million of cash and cash equivalents, compared with $15.4 million as of March 31, 1999. Cash used in operating activities was $7.4 million for fiscal 1999, $3.3 million for fiscal 1998 and $4.3 million for fiscal 1997, and was $8.7 million in the six months ended September 30, 1999 and $2.0 million in the six months ended September 30, 1998. Cash used in operations resulted primarily from net losses net of non-cash expenses including depreciation and stock compensation, and increases in its accounts receivable, offset in part by the growth in accounts payable and accrued liabilities.

     Net cash used in investing activities of $1.8 million for fiscal 1999, $1.4 million for fiscal 1998, $930,000 for fiscal 1997, $2.2 million for the six months ended September 30, 1999 and $571,000 for the six months ended September 30, 1998, related to purchases of computer equipment and to a lesser extent software and office furniture to support our expanding operations.

     Financing activities provided net cash of $22.1 million for fiscal 1999, $5.3 million for fiscal 1998, $5.4 million for fiscal 1997, $763,000 in the six months ended September 30, 1999 and $10.7 million for the six months ended September 30, 1998. Financing activities were primarily the sale of Calico's common and preferred stock. Calico has also used debt and leases to partially finance its operations and capital purchases. At September 30, 1999 Calico also had $2.0 million in current and non-current debt as well as $305,000 in current and non-current lease obligations.

     Included in the amounts above are four variable rate installment notes with a bank that are secured by the equipment financed by the bank. The notes bear interest at the bank prime rate and are due between March 2001 and February 2002. Also included are three notes payable to an equipment financing company that bear interest at 7% per year and are due between June 2000 and October 2000, and three capital leases for the lease of computer and office equipment due through January 2003.

     In September 1999, Calico entered into a commitment with the bank issuing the variable rate installment notes described above in connection with a proposed $3.0 million equipment financing credit line expiring June 30, 2000, which Calico completed in October 1999. Each advance bears interest at the bank's prime rate plus 0.5% per year, with principal to be repaid in 36 equal monthly installments. The bank advanced Calico $1.0 million under this commitment on September 30, 1999. Calico issued warrants to the bank to purchase 5,263 shares of common stock at $9.50 per share in connection with this commitment.

     Under the above commitment, which was finalized in October 1999 with the same terms stated above, Calico required to meet certain monthly and quarterly financial tests, including minimum operating results and certain liquidity, leverage and debt service ratios. All previous agreements with the above financial institution are now under these same covenants. At September 30, 1999 Calico was in compliance with all of the new financial covenants.

     In August 1999, Calico entered into a new office lease for its corporate headquarters, as the previous sub-lease had expired. At September 30, 1999, Calico had noncancelable operating leases for office space and equipment of approximately $9.3 million, which are payable through fiscal 2004.

     Although Calico has no material long-term commitments for capital expenditures, it anticipates a substantial increase in its capital expenditures and lease commitments consistent with anticipated growth in operations, infrastructure and personnel. Calico intends to fund the intended increase in expenses and capital expenditures through the proceeds of the completed October 1999 initial public offering, together with existing cash and cash equivalents, and believes that these funds will be sufficient to meet its working capital needs for at least the next 12 months. However, Calico may need to raise additional funds in order to support more rapid expansion of its sales force, develop new or enhanced products or services, respond to competitive pressures, acquire complementary businesses or technologies or respond to unanticipated requirements. If Calico seeks to raise additional funds, Calico may not be able to obtain funds on terms which are favorable or otherwise acceptable to it. If Calico raises additional funds through the issuance of equity securities, the percentage ownership of its stockholders would be reduced. Furthermore, these securities may have rights, preferences or privileges senior to Calico's common stock.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivatives and Hedging Activities". This statement establishes accounting and reporting standards of derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 will become effective during the year ending March 31, 2001. The adoption of SFAS No. 133 is not expected to have a material effect on Calico's results of operations, financial position or cash flows.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

     Calico develops products in the United States and markets its products in North America, and to a lesser extent in Europe and Asia. As a result, Calico's financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. Because nearly all of its revenue is currently denominated in U.S. dollars, a strengthening of the dollar could make Calico's products less competitive in foreign markets. Calico's interest income is sensitive to changes in the general level of U.S. interest rates, particularly since the majority of its investments are in short-term instruments. Due to the short-term nature of its investments, Calico does not believe that it has a material risk exposure. Because some of its debt arrangements are based on variable rates of interest, Calico's interest expense is sensitive to changes in the general level of U.S. interest rates. Since these obligations represent a small percentage of its total capitalization, Calico believes that there is not a material risk exposure.

YEAR 2000 COMPLIANCE

     The "year 2000" issue refers generally to the problems that some software may have in determining the correct century for the year. Software with date sensitive information that is not year

2000 compliant may not be able to distinguish whether "00" means 1900 or 2000, which may result in system failures or the creation of erroneous results. Calico is subject to potential year 2000 problems affecting its products, its internal systems and the systems of its suppliers and customers, any of which could harm Calico's business.

     Calico believes that all current versions of its products are year 2000 compliant, so long as they are configured and used in accordance with its specifications, and provided that the underlying operating systems and any other software used with its products are also year 2000 compliant. However, since its products are integrated with its customers' systems, the failure of Calico's customers' systems to be year 2000 compliant could impede the success of its applications in their systems. Accordingly, known or unknown defects or errors that affect the operation of its software, including any defects or errors in systems that include its products, could result in delay or loss of revenue, diversion of development resources, damage to its reputation, or increased service or warranty costs, any of which could harm Calico's business.

     Calico has completed an assessment of its internal systems and is not currently aware of any material operational issues or costs associated with its internal systems for the year 2000. However, Calico may experience material unanticipated problems and costs caused by undetected errors or defects in the technology used in its internal systems.

     In conjunction with its year 2000 assessment, Calico has contacted its major suppliers to determine whether their operations and the products and services they provide are year 2000 compliant. Where practicable, Calico has attempted to mitigate its risks with respect to the failure of suppliers to be year 2000 compliant. However, these failures remain a possibility and could harm Calico's business.

     Calico has developed a series of contingency plans to address situations that may result if its products, its internal systems, or the systems of its suppliers or customers are not year 2000 compliant.

     Calico has funded its year 2000 plan from available cash and has not separately accounted for these costs. Through September 30, 1999, these costs have not been material and are not expected to be material. However, Calico may experience unanticipated problems and costs with year 2000 compliance that could harm its business.

MANAGEMENT AND ADDITIONAL INFORMATION

OFFICERS AND DIRECTORS

     Calico's current executive officers, other officers and directors are:

                  NAME                     AGE                  POSITION(S)
                  ----                     ---                  -----------
Alan P. Naumann(1).......................  39    President, Chief Executive Officer and
                                                 Director
David E. Barrett(1)......................  43    Executive Vice President and Chief
                                                 Operating Officer
Matthew S. DiMaria(1)....................  38    Vice President, Marketing
Arthur F. Knapp, Jr.(1)..................  51    Vice President and Chief Financial
                                                 Officer
H. Tayloe Stansbury(1)...................  38    Vice President, Engineering
David J. Cardinal........................  40    Vice President and Chief Technical
                                                 Officer
Lynn Butler Corsiglia....................  41    Vice President, Human Resources
Paul S. Greenfield.......................  48    Vice President and Managing Director,
                                                 Eurasia
Steve P. Leahy...........................  40    Vice President, Americas
Alan W. MacMurray........................  42    Vice President, Professional Services
Michael M. Ouye..........................  45    Vice President, Advanced Development
William G. Paseman.......................  44    Vice President, Research and Development
                                                 and Chairman of the Board
Beverly A. Powell-Goldman................  45    Vice President, Business Development
Joseph B. Costello.......................  45    Director
Bernard J. Lacroute......................  56    Director
William D. Unger.........................  50    Director

-------------------------
(1) Executive Officer. The individuals identified above who are not executive officers or directors are deemed to be significant employees who make or are expected to make significant contributions to its business.

     ALAN P. NAUMANN has served as President, Chief Executive Officer and a director of Calico since September 1997. From November 1995 to September 1997, Mr. Naumann served as Vice President and General Manager at Cadence Design Systems, a software company. From 1988 to November 1995, Mr. Naumann held director and vice president positions in sales and field operations at Cadence. From 1982 to 1987, Mr. Naumann served in various sales and business development positions at Hewlett-Packard. Mr. Naumann holds a B.S. degree in Computer Engineering from Iowa State University.

     DAVID E. BARRETT has served as Calico's Executive Vice President and Chief Operating Officer since May 1999, and from February 1998 to May 1999, as Executive Vice President, Business Operations. From December 1996 until he joined Calico, Mr. Barrett served as Senior Vice President, Worldwide Sales and Customer Services at Pure Atria/Rational Software Corporation, an enterprise software development automation company. From March 1996 to December 1996, Mr. Barrett served as Vice President, Sales, Marketing and Services at Nets, Inc., an electronic commerce company. Mr. Barrett served as Vice President, Field Sales & Services for Lotus Development Corporation from July 1994 to March 1996. From June 1984 to July 1994, Mr. Barrett held various senior management positions in sales, marketing and services at Lotus. Mr. Barrett holds a B.S. degree in Marketing Management from the University of Rhode Island.

     MATTHEW S. DIMARIA has served as Calico's Vice President, Marketing since September 1998. Mr. DiMaria joined Calico as Vice President of Product Marketing in March 1998. From March 1995 to February 1998, Mr. DiMaria served as Vice President of Americas, Marketing for Symantec Corporation, a software company. From July 1994 to February 1995, Mr. DiMaria served as a partner of Presence Corporation, a high technology consulting company which he co-founded. From June 1986 to June 1994, Mr. DiMaria held various sales and marketing positions at Ingres Corporation, a software provider. Mr. DiMaria holds a B.S. degree in Information Systems Management from the University of Maryland.

     ARTHUR F. KNAPP, JR. has served as Calico's Vice President and Chief Financial Officer since June 1999. From 1991 to March 1999 Mr. Knapp served as Senior Vice President and Chief Financial Officer at Boole & Babbage, a systems management software company. From 1984 to 1991, Mr. Knapp served as Chief Financial Officer at Legent Corporation, a systems management software company. Mr. Knapp holds a B.S. degree in Finance from the Pennsylvania State University and is a Certified Public Accountant and a Certified Management Accountant.

     H. TAYLOE STANSBURY has served as Calico's Vice President, Engineering since January 1999. From July 1996 to January 1999, Mr. Stansbury served as Vice President, Document Management Systems for Xerox Corporation. From December 1994 to June 1996, Mr. Stansbury served as Director, then Vice President, of Software Engineering for Xerox's XSoft division. Mr. Stansbury holds a B.S. degree in Applied Mathematics and Computer Science from Harvard University.

     DAVID J. CARDINAL has served as Calico's Vice President and Chief Technical Officer since August 1998 when we acquired FirstFloor, which Mr. Cardinal co-founded in October 1992. From October 1992 to April 1996, Mr. Cardinal was Chairman, Chief Executive Officer and President of FirstFloor, and from April 1996 to August 1998, Mr. Cardinal was Chairman and Chief Technical Officer of FirstFloor. Prior to that time, Mr. Cardinal served as General Manager of Desktop Software at Sun Microsystems and held various positions at Amdahl Corporation and MICA, Inc., a supplier of training and consulting solutions. Mr. Cardinal holds a B.S. degree in Electrical Engineering from Princeton University.

     LYNN BUTLER CORSIGLIA has served as Calico's Vice President, Human Resources since March 1998. From November 1995 until she joined Calico, Ms. Butler Corsiglia served as Director of Human Resources at Netscape Communications Corporation. Ms. Butler Corsiglia held human resource management positions at Sybase Incorporated from October 1992 to October 1995 and served in various human resource management positions at Ungermann-Bass from July 1986 to October 1992.

     PAUL S. GREENFIELD has served as Calico's Vice President and Managing Director, Eurasia since June 1998. From May 1994 to June 1998, Mr. Greenfield was Vice President, European Operations at Avant! Corporation, a provider of software used to implement integrated circuits on silicon chips. From June 1993 to May 1994, Mr. Greenfield served as Vice President, Northern European Operations at Redwood Design Automation. Mr. Greenfield holds an H.N.C. degree from Hammersmith College of Commerce in London.

     STEVE P. LEAHY has served as Calico's Vice President, Americas since August 1998. From August 1997 until he joined Calico, Mr. Leahy served as Vice President, Northeast at Informix Software, an enterprise database and data management company. From August 1994 to August 1997, Mr. Leahy was Director of Sales for Pure Software, which later merged to become Pure Atria/Rational Software Corporation, where he continued as Director of Sales for the Eastern US and Canada. During the five year period prior to that date, Mr. Leahy held various positions at Sun Microsystems in various sales capacities. Mr. Leahy holds a B.A. degree in History from Bowdoin College.

     ALAN W. MACMURRAY has served as Calico's Vice President, Professional Services since April 1997. From January 1995 until he joined Calico, Mr. MacMurray served as Vice President, Professional Services at TravelNet, Inc., an electronic commerce software company. From March 1988 to December 1994, Mr. MacMurray held four services and support positions at Aspect Telecommunications, a supplier of automated call distributors. From December 1984 to March 1988, he was employed by the Rolm Division of IBM where he held various sales and services roles including Branch Manager. He has a B.S. degree in Economics from Harvard College and an M.B.A. degree in Marketing and Finance from the University of Chicago.

     MICHAEL M. OUYE has served as Calico's Vice President, Advanced Development, since August 1996 when Calico acquired FirstFloor, where he had been Vice President, Engineering since April 1994. From February 1987 to April 1994, Mr. Ouye was involved in the formation of GO Corporation and EO, Inc., developing the concepts and software around pen-based computing as Director of Engineering and Vice President, Engineering, respectively. Mr. Ouye has a B.S. degree in Computer Science from California State University in Sacramento and an M.S. degree in Computer Science from the University of Santa Clara.

     WILLIAM G. PASEMAN, the Chairman of the board of directors of Calico and a director since he founded Calico, served as Calico's President until January 1996, and has since served as Calico's Vice President, Research and Development. From 1990 to 1994, Mr. Paseman was a consultant at Paseman & Associates, a consulting firm that he co-founded. From 1986 to 1990, Mr. Paseman co-founded Atherton Technology, Inc., a software company, where he served as Vice President of Technology. Mr. Paseman holds a B.S. degree in Chemical Engineering, a B.S. degree in Electrical Engineering, and an M.S. degree in Chemical Engineering from Rice University. He also holds an M.S. degree in Computer Science from Massachusetts Institute of Technology.

     BEVERLY A. POWELL-GOLDMAN has served as Calico's Vice President, Business Development since December 1998. From October 1997 to December 1998, Ms. Powell-Goldman served as Executive Vice President, Worldwide Sales and Business Development at Extricity Software, a provider of business-to-business integration software. From June 1996 to October 1997, Ms. Powell-Goldman served as Vice President, Strategic Alliances at Siebel Systems, a supplier of enterprise relationship management software. From September 1991 to October 1995, Ms. Powell-Goldman served as General Manager and Senior Vice President at Hyperion Software/Pillar Corp. Ms. Powell-Goldman holds a B.S. degree in Business Administration and Economics from San Jose State University.

     JOSEPH B. COSTELLO has been a director of Calico since August 1999. Since February 1998, Mr. Costello has served as Managing Director and Chairman of the Board of Think3 (formerly named Cad.Lab, Inc.), a computer- aided design company. From 1988 to October 1997, Mr. Costello served as President and Chief Executive Officer of Cadence Design Systems. Before the formation of Cadence, Mr. Costello served as President and Chief Operation Officer of SDA Systems, an electronic design automation company and predecessor company to Cadence. Mr. Costello also serves as Chairman of the Board of Zamba (formerly Racotek, Inc.), a systems integration company; and a member of the board of Clarify, a systems integration company. Mr. Costello holds a B.S. degree in Mathematics and Physics from Harvey Mudd College, an M.S. degree in Physics from Yale University, and an M.S. degree in Physics from the University of California, Berkeley.

     BERNARD J. LACROUTE has been a director of Calico since June 1995. Mr. Lacroute has been a partner with Kleiner Perkins Caufield & Byers since 1989. Prior to joining Kleiner Perkins Caufield & Byers, Mr. Lacroute held a number of senior executive positions in high technology firms including Digital Equipment Corporation and Sun Microsystems. Mr. Lacroute is a director of Brio Technology, Inc., a software provider, and a director of several privately held companies. Mr. Lacroute holds graduate degrees in Physics from the University of Grenoble and in Engineering from the Ecole Nationale Superiere d'Ingenieurs, as well as an M.S. degree in Electrical Engineering from the University of Michigan.

     WILLIAM D. UNGER has been a director of Calico since June 1995. Mr. Unger joined Mayfield Fund, a venture capital firm, in 1983, and has been a general partner of several venture capital firms affiliated with Mayfield Fund since 1987. Before joining Mayfield, Mr. Unger founded the executive recruitment firm Positek. Mr. Unger is a director of several privately held companies. Mr. Unger holds a B.A. degree in Elementary Education from the University of Illinois.

BOARD OF DIRECTORS

     The terms of the board of directors are divided into three classes: Class I, whose term will expire at the annual meeting of stockholders to be held in 2000; Class II, whose term will expire at the annual meeting of stockholders to be held in 2001; and Class III, whose term will expire at the annual meeting of stockholders to be held in 2002. The Class I directors are Mr. Naumann and Mr. Paseman, the Class II directors are Mr. Lacroute and Mr. Unger, and the Class III director is Mr. Costello. At each annual meeting of stockholders after the initial classification, the successors to directors whose term expires will be elected to serve a term of three years. This classification of directors may have the effect of delaying or preventing changes in Calico's control. Calico's board of directors consists of five members. Calico's bylaws provide that the authorized number of directors may be changed by resolution of the board of directors.

     Calico has agreed to appoint a representative of Andersen Consulting to its board of directors. Once appointed, this representative would be a Class III director.

     Executive officers are elected by the board of directors annually. There are no family relationships among any of Calico's directors, officers or key executives.

BOARD COMMITTEES

     Calico's board of directors has established an audit committee and a compensation committee.

     Calico's audit committee reviews and monitors its corporate financial reporting and its external audits, including, among other things, its control functions, the results and scope of the annual audit and other services provided by its independent accountants and its compliance with legal matters that have a significant impact on its financial reports. The audit committee also consults with management and Calico's independent accountants prior to the presentation of financial statements to stockholders and, as appropriate, initiates inquiries into aspects of Calico's financial affairs. In addition, the audit committee has the responsibility to consider and recommend the appointment of, and to review fee arrangements with Calico's independent accountants. The current members of Calico's audit committee are Messrs. Lacroute and Unger.

     Calico's compensation committee reviews and makes recommendations to its board of directors regarding its compensation policies and all forms of compensation to be provided to Calico's executive officers and directors, including among other things, annual salaries and bonuses and stock option and other incentive compensation arrangements. The current members of Calico's compensation committee are Messrs. Lacroute and Unger. Prior to the creation of Calico's compensation committee in February 1999, all compensation decisions were made by Calico's full board. Neither Mr. Naumann nor Mr. Paseman participated in discussions by Calico's board of directors with respect to his compensation.

DIRECTOR COMPENSATION

     Calico's directors do not currently receive any compensation for their service as directors, other than reimbursement of all reasonable out-of-pocket expenses for attendance at meetings of the board of directors. Members of the board of directors are eligible to receive discretionary option grants and stock issuances under Calico's 1997 Stock Option Plan and employee-directors are able to participate in Calico's 1999 Employee Stock Purchase Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS

     No member of Calico's compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of Calico's board of directors or compensation committee. During fiscal 1999, all compensation decisions were made by Calico's full board. In August 1999, Calico issued 198,752 shares of Calico's Series D preferred stock to entities affiliated with Mr. Unger in connection with Calico's acquisition of FirstFloor, and in September 1999 Calico issued 329,090 shares of its Series E preferred stock to entities affiliated with Mr. Lacroute and 548,488 shares of its Series E preferred stock to entities affiliated with Mr. Unger in connection with its Series E preferred stock financing.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table sets forth the compensation paid to Calico's chief executive officer and each of its other executive officers whose total salary and bonus exceeded $100,000 for the fiscal year ended March 31, 1999:

                           SUMMARY COMPENSATION TABLE

                                                                                  LONG-TERM
                                                                                 COMPENSATION
                                                                                    AWARDS
                                                                                 ------------
                                                       ANNUAL COMPENSATION        SECURITIES
                                                    --------------------------    UNDERLYING
          NAME AND PRINCIPAL POSITION(S)            YEAR    SALARY     BONUS       OPTIONS
          ------------------------------            ----   --------   --------   ------------
Alan P. Naumann...................................  1999   $175,000   $ 37,148     300,000
  President and Chief Executive Officer
David E. Barrett..................................  1999    175,000    179,018          --
  Executive Vice President and Chief
  Operating Officer
Matthew S. DiMaria................................  1999    155,000     19,380          --
  Vice President, Marketing

OPTION GRANTS IN FISCAL YEAR ENDED MARCH 31, 1999

     The following table sets forth information for stock options granted during the fiscal year ended March 31, 1999 to Calico's chief executive officer and each of its other executive officers who earned in excess of $100,000.

     All of these options were granted under Calico's 1997 Stock Option Plan. Options granted under the 1997 Option Plan generally vest over a four-year period with 25% of the shares vesting at the first anniversary of the grant date and the remaining shares vesting in equal monthly installments over the next 36 months.

     The percentages in the column entitled "Percent of Total Options Granted to Employees in Fiscal 1999" was based on an aggregate of 3,687,955 common stock options granted during fiscal 1999. The exercise price of each option is equal to the fair market value of Calico's common stock as determined by the board of directors on the date of grant, taking into account the purchase price paid by investors for shares of Calico's preferred stock, the liquidation preferences and other rights, privileges and preferences associated with the preferred stock and an evaluation by the board of directors of Calico's revenues, operating history and prospects.

     The potential realizable value is calculated based on the ten-year term of the option at the time of grant. For purposes of these columns, we assumed stock appreciation of 5% and 10% as required by the Securities and Exchange Commission. These rates of appreciation do not represent Calico's prediction of its stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by assuming that the estimated fair market value on the date of grant, based upon the initial public offering price of $14.00, appreciates at the indicated rate for the entire term of the options and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price.

               OPTION GRANTS IN FISCAL YEAR ENDED MARCH 31, 1999

                                                                                 POTENTIAL REALIZABLE
                                        PERCENT OF                              VALUE AT ASSUMED ANNUAL
                          NUMBER OF    TOTAL OPTIONS                             RATES OF STOCK PRICE
                          SECURITIES    GRANTED TO                                 APPRECIATION FOR
                          UNDERLYING     EMPLOYEES     EXERCISE                       OPTION TERM
                           OPTIONS     DURING FISCAL   PRICE PER   EXPIRATION   -----------------------
          NAME             GRANTED         1999          SHARE        DATE          5%          10%
          ----            ----------   -------------   ---------   ----------   ----------   ----------
Alan P. Naumann.........   300,000          8.1%         $1.73      4/29/08     $5,995,961   $9,547,566
David E. Barrett........        --           --             --           --             --           --
Matthew S. DiMaria......        --           --             --           --             --           --

AGGREGATE OPTION EXERCISES AND OPTION VALUES

     The following table presents for Calico's chief executive officer and each of its other highest-paid executive officers the number of options exercised during the fiscal year ended March 31, 1999 and the number and value of securities underlying unexercised options that are held by Calico's chief executive officer and other highest-paid executive officers as of March 31, 1999. Each of the options listed in the table is immediately exercisable in full at the date of grant, but shares purchased on exercise of unvested options are subject to a repurchase right in Calico's favor that entitles Calico to repurchase unvested shares at their original exercise price on termination of the employee's services with Calico. The heading "Vested" refers to shares no longer subject to repurchase; the heading "Unvested" refers to shares subject to repurchase as of March 31, 1999. The numbers in the column "Value of Unexercised In-the-Money Options at March 31, 1999" are based on the initial public offering price of $14.00 per share, less the exercise price payable for the shares.

OPTION EXERCISES IN FISCAL YEAR ENDED MARCH 31, 1999 AND FISCAL YEAR-END OPTION
                                     VALUES

                                                            NUMBER OF
                                                            SECURITIES               VALUE OF
                                                            UNDERLYING         UNEXERCISED IN-THE-
                                                       UNEXERCISED OPTIONS       MONEY OPTIONS AT
                              SHARES                    AT MARCH 31, 1999         MARCH 31, 1999
                            ACQUIRED ON     VALUE      --------------------    --------------------
           NAME              EXERCISE      REALIZED    VESTED     UNVESTED     VESTED     UNVESTED
           ----             -----------    --------    -------    ---------    -------    ---------
Alan P. Naumann...........    300,000      $180,000      --          --          $--         $--
David E. Barrett..........    412,500        68,950      --          --          --           --
Matthew S. DiMaria........         --            --      --          --          --           --

EMPLOYMENT AGREEMENTS AND CHANGE IN CONTROL ARRANGEMENTS

     All options granted to Mr. Naumann may accelerate in full upon a change in Calico's control. Acceleration will occur if (i) the acquiring corporation does not assume the options or replace them with substantially equivalent options or
(ii) within 36 months following the change in control, Mr. Naumann is terminated without cause or resigns for good reason.

     The options granted to Mr. Barrett may also accelerate upon a change in Calico's control. Mr. Barrett's options will accelerate from 70% to full acceleration, depending on the date of the change in Calico's control. Acceleration will occur if (i) the acquiring corporation does not assume the options or replace them with substantially equivalent options or (ii) within 12 months following the change in Calico's control, Mr. Barrett is terminated without cause or resigns for good reason.

BENEFIT PLANS

1995 STOCK OPTION PLAN

     Calico's 1995 stock option plan provides for the grant of incentive stock options to employees, within the meaning of Section 422 of the Internal Revenue Code, and for the grant of nonstatutory stock options to employees, non-employee directors and consultants. The terms of the 1995 stock option plan are substantially identical to the terms of Calico's 1997 stock option plan. Calico's board of directors has determined that no further options will be granted under the 1995 stock option plan, although options granted under the 1995 stock option plan will remain outstanding in accordance with their terms.

1997 STOCK OPTION PLAN

     Calico's 1997 stock option plan was adopted by Calico's board of directors in June 1997 and by its stockholders in July 1997. The 1997 stock option plan provides for the grant of incentive stock options to employees, within the meaning of Section 422 of the Internal Revenue Code, and for the grant of nonstatutory stock options to employees, non-employee directors and consultants. However, no incentive stock options may be granted under the 1997 stock option plan after June 2007.

     The maximum number of shares issuable under the plan is 14,715,000 shares. The share reserve will automatically be increased on the first day of each fiscal year beginning on or after April 1, 2001 by an amount equal to 5% of the number of shares of Calico's common stock which were issued and outstanding on the last day of the preceding fiscal year. Notwithstanding the foregoing, the maximum number of shares issuable at any time under the plan will be reduced by the number of outstanding shares that were issued under the 1995 stock option plan, plus the number of shares subject to outstanding options which were granted under the 1995 stock option plan, which together was 3,867,925 shares as of September 30, 1999. As of September 30, 1999, 7,478,954 shares had been issued upon the exercise of options under Calico's 1995 and 1997 stock option plans, options to purchase a total of 6,630,779 shares at a weighted average exercise price of $7.75 per share were outstanding under these plans, and 1,415,548 shares were available for future grants under the 1997 stock option plan.

     The 1997 stock option plan is administered by the board of directors, or a committee of the board. Subject to the provisions of the plan, the board of directors or its committee has the authority to select the persons to whom options are granted and determine the terms of each option, including:

     - the number of shares of common stock covered by the option;

     - when the option becomes exercisable;

     - the per share option exercise price, which, in the case of incentive stock options, must be at least 100% of the fair market value of a share of common stock as of the date of grant or 110% of fair market value for incentive stock options granted to 10% stockholders, and, in the case of nonstatutory stock options, must be at least 85% of the fair market value of a share of common stock as of the date of grant; and

     - the duration of the option, which may not exceed ten years, or five years for incentive stock options granted to a 10% stockholder.

     Generally, options granted under the 1997 stock option plan vest over four years, and are non-transferable other than by will or the laws of descent and distribution. In the event of a change in Calico's control, if the acquiring or successor corporation does not assume or substitute for options outstanding under the plan, the options shall terminate. Options granted to four of Calico's executive officers provide for acceleration upon a change in Calico's control.

FIRSTFLOOR OPTIONS

     In connection with the acquisition of FirstFloor, Calico assumed the options granted under the FirstFloor 1993 stock option plan and converted the options into options to purchase 47,203 shares of Calico's common stock. At September 30, 1999, options to purchase 24,935 shares of common stock were outstanding at a weighted average exercise price of $2.55 per share.

401(K) PLAN

     In 1995, Calico adopted a tax-qualified employee savings and retirement plan which covers its eligible full-time U.S. employees. Under the 401(k) plan, employees may elect to reduce their current annual compensation up to the lesser of 15% or the statutorily prescribed limit, which is $10,000 in calendar year 1999, and have the amount of the reduction contributed to the 401(k) plan. The plan permits, but does not require Calico to make matching contributions to the 401(k) plan. To date Calico has not made any matching contributions to the 401(k) plan. The 401(k) plan is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code, so that contributions by Calico or its employees to the 401(k) plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) plan. Salary deferred contributions are held in trust. Each participant may direct the investment of his or her account among the investment options offered by the 401(k) plan.

1999 EMPLOYEE STOCK PURCHASE PLAN

     In July 1999, Calico's board of directors adopted the 1999 employee stock purchase plan, which was approved by the stockholders in September 1999. Calico has reserved a total of 750,000 shares of common stock for issuance under the employee stock purchase plan, none of which has yet been issued. The employee stock purchase plan became effective on October 6, 1999 and will be administered by Calico's board of directors or by a committee appointed by the board of directors. Employees are eligible to participate if they are customarily employed by Calico for at least 20 hours per week and more than five months in any fiscal year.

     The employee stock purchase plan permits an eligible employee to purchase Calico's common stock at a discount through accumulated payroll deductions of up to 15% of his or her compensation. Participants generally may not purchase more than 750 shares on any purchase date or stock having a value, measured at the beginning of the offering period, greater than $25,000 in any calendar year. The employee stock purchase plan also provides that all participants, in aggregate, may not purchase more than 150,000 shares on any purchase date.

     The first offering period started on October 6, 1999 and will run for approximately 24 months and is divided into four consecutive purchase periods of approximately six months. The first offering period and the first purchase period commenced on October 6, 1999. Subsequent offering periods will generally have a duration of 12 months and will be divided into two consecutive purchase periods of approximately six months. Offering periods and purchase periods after the initial offering will commence on May 1 and November 1 of each year. Calico's board of directors may change the dates or duration of one or more offerings, but no offering period may exceed 27 months. Participants will purchase shares on the last day of each purchase period.

     The price at which shares are purchased under the employee stock purchase plan is equal to 85% of the lower of the fair market value of a share of common stock on the first day of the offering period, or the last day of the purchase period. In the event of a change in Calico's control, its board of directors may accelerate the purchase date of the then current purchase period to a date prior to the change in control, or the acquiring corporation may assume or replace the outstanding purchase rights under the employee stock purchase plan. Participants may end their participation in the employee stock purchase plan at any time, and participation automatically ends on termination of employment. The board of directors may amend or terminate the employee stock purchase plan at any time as long as such amendment or termination does not impair outstanding purchase rights.

LIMITATION ON DIRECTORS' LIABILITY AND INDEMNIFICATION

     As permitted by the Delaware General Corporation Law, Calico has adopted provisions in its certificate of incorporation and bylaws that limit or eliminate the personal liability of its directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to Calico or its stockholders for monetary damages or breach of fiduciary duty as a director, except liability for:

     - any breach of the director's duty of loyalty to Calico or its stockholders;

     - acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     - unlawful stock repurchases, redemptions or other distributions or unlawful payments of dividends; or

     - any transaction from which the director derived an improper personal benefit.

     Calico's certificate of incorporation and bylaws also allow Calico to indemnify its officers, directors and other agents to the fullest extent permitted by Delaware law. Calico has entered into separate indemnity agreements with each of its officers and directors which gives these officers and directors additional indemnification. The indemnity agreements may require Calico, among other things, to:

     - indemnify its officers and directors against liabilities that may arise by reason of their status or service as directors or officers;

     - advance expenses as incurred to its officers and directors in connection with any legal proceeding as to which they could be indemnified, subject to limited exceptions; or

     - obtain directors' and officers' liability insurance.

     Calico has purchased an insurance policy covering its directors and officers for claims they may otherwise be required to pay or for which Calico may be required to indemnify them.

     At present, there is no pending litigation or proceeding involving any of Calico's directors, officers, employees or agents where indemnification is sought. Calico is not aware of any threatened litigation or proceeding which may result in a claim for indemnification.

TRANSACTIONS WITH RELATED PARTIES AND INSIDERS

     Calico has raised capital primarily through the sale of its stock. On May 26, 1995 and May 31, 1995, Calico sold 6,000,000 shares of Series A preferred stock at a price of $0.67 per share. On June 7, 1996, Calico sold an aggregate of 3,600,000 shares of Series B preferred stock at a price of $1.60 per share. On July 23, 1997, Calico sold an aggregate of 2,083,331 shares of Series C preferred stock at a price of $2.40 per share. On August 21, 1998 Calico exchanged 1,248,423 shares of Series D preferred stock for all of the issued and outstanding shares of capital stock of FirstFloor in connection with Calico's acquisition of FirstFloor. From September 4, 1998 through September 23, 1998, Calico sold an aggregate of 2,687,580 shares of Series E preferred stock at a price of $4.558 per share.

     The following holders of more than 5% of Calico's voting securities purchased shares of Series A, Series B, Series C and Series E preferred stock or were shareholders of FirstFloor and received shares of Series D preferred stock in exchange for their shares of capital stock of FirstFloor:

                                               SHARES OF    SHARES OF    SHARES OF    SHARES OF    SHARES OF
                                               SERIES A     SERIES B     SERIES C     SERIES D     SERIES E
                                               PREFERRED    PREFERRED    PREFERRED    PREFERRED    PREFERRED
                 PURCHASER                       STOCK        STOCK        STOCK        STOCK        STOCK
                 ---------                     ---------    ---------    ---------    ---------    ---------
Entities Affiliated with Kleiner Perkins
Caufield & Byers...........................    3,000,000    1,500,000      520,832          --      329,090
Entities Affiliated with Mayfield Fund.....    3,000,000    1,500,000      520,832     198,752      513,390
Entities Affiliated with Integral Capital
  Partners.................................           --      600,000    1,041,667          --      175,515

     The preferred stock purchased by these affiliates was purchased on the same terms and conditions as the preferred stock purchased by other investors, and was converted into shares of Calico's common stock at the time of Calico's initial public offering in October 1999.

     Entities affiliated with Kleiner Perkins Caufield & Byers are together considered a 5% stockholder of Calico's. Bernard J. Lacroute, a director of Calico, is a general partner of Kleiner Perkins Caufield & Byers. Entities affiliated with Mayfield Fund are together considered a 5% stockholder of Calico's. William D. Unger, a director of Calico, is a general partner of Mayfield Fund. Entities affiliated with Integral Capital Partners are together considered a 5% stockholder of Calico's.

     In connection with Calico's offering of the Series A and Series B preferred stock, 1,650,000 shares and 600,000 shares of common stock held by William G. Paseman, one of Calico's founders, were exchanged for 1,650,000 shares of Series A and 600,000 shares of Series B preferred stock which were then sold by Mr. Paseman independently of the shares sold by Calico.

     At the time of Calico's acquisition of FirstFloor, Mayfield Fund held approximately 22.5% of Calico's outstanding capital stock, and approximately 17.6% of the outstanding capital stock of FirstFloor. At the time of the acquisition, the Series D preferred stock issued to Mayfield Fund in exchange for shares of FirstFloor's capital stock was valued at $4.558 per share, or approximately $905,900.

     In connection with Calico's acquisition of FirstFloor, David J. Cardinal, Calico's Chief Technology Officer and a co-founder of FirstFloor, exchanged his existing shares of FirstFloor capital stock for 91,654 shares of Calico Series D preferred stock.

     Calico's preferred stockholders, its 5% stock holders and its director William G. Paseman, are entitled to registration rights in respect of their common stock issued or issuable upon conversion of preferred stock held by them.

     On July 18, 1997, Calico loaned $240,000 to Alan P. Naumann, its Chief Executive Officer, in connection with his purchase of 1,200,000 shares of its common stock for $0.20 per share upon exercise of stock options. The notes accrue interest at the rate of 6.65% per year and are due on July 18, 2001. On June 30, 1998, Calico loaned $520,000 to Mr. Naumann, in connection with the purchase of 300,000 shares of its common stock for $1.73 per share upon exercise of stock options. The notes accrue interest at 5.77% per year and are due on June 30, 2002. The principal amount of the notes remain outstanding. This loan is full recourse and is secured by a pledge of the stock purchased upon exercise of the stock option.

     On April 28, 1998, Calico loaned $343,750 to David E. Barrett, its Executive Vice President and Chief Operating Officer, in connection with his purchase of 412,500 shares of its common stock for $0.83 per share upon exercise of stock options. The notes accrue interest at the rate of 5.59% per year and are due on April 28, 2002. The principal amount of the notes remain outstanding. This loan is full recourse and is secured by a pledge of the stock purchased upon exercise of the stock option.

     On February 26, 1998, Calico loaned $141,750 to Matthew DiMaria, its Vice President, Marketing, in connection with his purchase of 202,500 shares of its common stock for $0.70 per share upon exercise of stock options. The notes accrue interest at the rate of 5.69% per year and are due on February 26, 2002. The principal amount of the notes remain outstanding. This loan is full recourse and is secured by a pledge of the stock purchased upon exercise of the stock option.

     All loan amounts outstanding as of June 30, 1999 are reflected as a reduction of equity in the consolidated balance sheet.

     On August 24, 1999, Calico granted options to purchase 150,000 shares of common stock to Joseph Costello, one of its directors, at an exercise price of $12.00 per share.

     Calico entered into a joint marketing agreement with Andersen Consulting in September 1999 to form a global alliance. Under this alliance, Andersen Consulting acquired rights to market integration services related to its software and Calico has agreed to promote Andersen Consulting as the preferred integrator of its software. As part of this relationship and in connection with its private placement of 307,200 shares of its common stock to Andersen Consulting in October 1999, Calico has agreed to appoint a representative of Andersen Consulting to Calico's board of directors.

     Calico has entered into indemnity agreements with each of its directors and officers. These indemnity agreements will require Calico to indemnify these officers and directors against liabilities that may arise by reason of their status or service as officers or directors, and to advance expenses incurred as a result of any proceedings against them as to which they could be indemnified.

     Calico believes that all transactions with its officers, directors, principal stockholders and other affiliates described above were made on terms no less favorable to Calico than could have been obtained from unaffiliated third parties.

PRINCIPAL STOCKHOLDERS

     The following table sets forth the beneficial ownership of Calico's common stock as of November 30, 1999, by:

     - each person who is known by Calico to beneficially own more than 5% of its common stock;

     - its chief executive officer, each of the executive officers named in the summary compensation table and each of its directors; and

     - all of its executive officers and directors as a group.

     Unless otherwise indicated, the address of each of the named individuals is c/o Calico Commerce, Inc., 333 West San Carlos Street, Suite 300, San Jose, California 95110. Unless otherwise indicated below, and subject to the rights of any spouse under applicable community property laws, Calico believes that the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

     Percentage of shares outstanding is based on 33,610,069 shares outstanding as of November 30, 1999. Of the total shares outstanding, 1,641,274 shares are subject to Calico's right of repurchase. Beneficial ownership is determined under the rules and regulations of the Securities and Exchange Commission. All shares of common stock subject to options currently exercisable or exercisable within 60 days after November 30, 1999 are deemed to be outstanding for the purpose of computing the percentage of ownership of the person holding the options, but are not deemed to be outstanding for computing the percentage of ownership of any other person. Entries denoted by an asterisk represent an amount less than 1%.

                                                                                 PERCENTAGE OF
                                                            NUMBER OF SHARES        SHARES
                                                           BENEFICIALLY OWNED     OUTSTANDING
                                                           ------------------    -------------
Mayfield Fund(1).........................................       5,732,974            17.1%
2800 Sand Hill Road,
  Menlo Park, California 94025
Kleiner Perkins Caufield & Byers(2)......................       5,349,922            15.9
  2750 Sand Hill Road,
  Menlo Park, California 94025
Integral Capital Partners(3).............................       1,817,182             5.4
  Sand Hill Road,
  Menlo Park, California 94025
Alan P. Naumann(4).......................................       1,500,000             4.5
David E. Barrett(5)......................................         412,500             1.2
Matthew S. DiMaria(6)....................................         203,000             0.6
William G. Paseman.......................................       3,745,800            11.1
Bernard J. Lacroute(2)...................................       5,357,422            15.9
  2750 Sand Hill Road,
  Menlo Park, California 94025
William D. Unger(7)......................................       5,583,782            16.6
  2800 Sand Hill Road,
  Menlo Park, California 94025
Joseph B. Costello.......................................              --              --
  2880 Lakeside Drive -- Suite 250
  Santa Clara, California 95054
All executive officers and directors as a group (9
  persons)(8)............................................      17,211,204            51.2

-------------------------
(1) The shares listed represent 4,996,192 shares held by Mayfield VII; 262,825 shares held by Mayfield Associates Fund II; 289,667 shares held by Mayfield Software Partners; and 184,290 shares held by e-trust, a revocable trust. Voting and dispositive power over these shares is exercised by committee. Mr. Unger, one of Calico's directors, is a general partner of Mayfield Associates Fund II and Mayfield VII Management Partners, a California Limited Partnership, which is the general partner of Mayfield VII. Mayfield VII is one of the general partners of Mayfield Software Partners. Mr. Unger disclaims beneficial ownership of all other shares except for his pecuniary interest.

(2) The shares listed represent 4,055,224 shares held by Kleiner Perkins Caufield & Byers VII, 1,174,961 shares held by KPCB Java Fund, and 127,237 shares held by KPCB Information Sciences Zaibatsu Fund II. Voting and dispositive power over these shares is exercised by committee. Mr. Lacroute, one of Calico's directors, is a partner of Kleiner Perkins Caufield & Byers. Mr. Lacroute disclaims beneficial ownership of all shares except for his pecuniary interest.

(3) The shares listed represent 1,462,620 shares held by Integral Capital Partners III, L.P., and 354,562 shares held by Integral Capital Partners International III, L.P. The general partner of Integral Capital Partners III, L.P. and Integral Capital Partners International III, L.P., is Integral Capital Management III, L.P. A majority of the general partners of Integral Capital Management III, L.P. is required to exercise voting and dispositive control of these shares.

(4) Includes 389,583 shares subject to a right of repurchase by Calico which right lapses over time.

(5) Includes 232,032 shares subject to a right of repurchase by Calico which right lapses over time.

(6) Includes 113,906 shares subject to a right of repurchase by Calico which right lapses over time. Also includes 500 shares held by Mr. DiMaria as
    custodian for                .

(7) The shares listed represent 4,996,191 shares held by Mayfield VII; 262,824 shares held by Mayfield Associates Fund II; 289,667 shares held by Mayfield Software Partners; and 35,098 shares held by the Unger-Luchsinger Family Trust U/D/T 12/1999, a revocable trust for the benefit of the Unger-Luchsinger Family. Except for those shares held by the Unger-Luchsinger Family Trust U/D/T 12/1999, Mr. Unger disclaims beneficial ownership of all other shares except for his pecuniary interest.

(8) Includes 735,521 shares subject to a right of repurchase by Calico and options to purchase 412,500 shares that are immediately exercisable.

                        INFORMATION ABOUT CONNECTINC.COM

GENERAL

     ConnectInc.com provides integration solutions to enable its customers to engage in Internet-based electronic commerce and extend their businesses through the emerging network supply chain. ConnectInc.com's MarketStream software applications and Web time-driven professional services are designed to enable corporations to build open, multi-vendor electronic business solutions that help them to compete effectively in the digital economy. ConnectInc.com utilizes innovative methodologies and advanced technical expertise to design, develop and deploy electronic business solutions. This process is facilitated by the use of emerging Internet technologies. This business strategy allows ConnectInc.com to leverage its core competencies and deliver to its customers effective applications and consulting services solutions.

     ConnectInc.com historically designed, developed, marketed and supported application software for Internet-based interactive commerce. In October 1998, ConnectInc.com announced a shift in business direction and focus, to providing Internet systems and systems integration services based on technologies from both ConnectInc.com and industry partners. It also focused on developing and concentrating its intellectual property around a new version of its MarketStream software application product. This combined applications, services and intellectual property strategy is ConnectInc.com's approach to providing solutions for electronic business.

PRODUCTS AND SERVICES

     ConnectInc.com provides services and software to enable Internet-based electronic commerce, and build "Connected Corporations" from any link in the digital value chain.

     INTEGRATION SERVICES. ConnectInc.com's services and support capabilities address the growing demand for experienced electronic commerce application architects, implementation and support services, often collectively described as "web-sourcing", that help companies to compete effectively in the digital economy. ConnectInc.com's engagements are generally run on a fixed price basis. ConnectInc.com has developed an approach to implementing projects that uses the Internet as a shared development platform. In addition, development is done on ConnectInc.com's web site, not the customer's web site. This helps increase resource flexibility and reduce the cost of implementation for customers.

     MARKETSTREAM. ConnectInc.com's MarketStream product is a flexible electronic commerce application that provides a broad technology foundation for electronic business. Targeted specifically at companies looking to establish an electronic business as an extension of their existing business model, or at new start-up companies seeking to become information intermediaries, MarketStream helps provide accelerated time-to-market. MarketStream includes support for integrated cross-supplier catalog search, product-specific attributes, tiered or customized pricing, buyer profiling and personalization, back-end system integration and robust reporting capabilities. Unlike many buy- or sell-side applications that focus on only a portion of the business, MarketStream's scope of functionality reduces the technical effort required to build a customized application to support a major vertical market. Additionally, MarketStream is well suited to help customers create extranet implementations, which allow formation of powerful partnerships across supplier and customer value chains.

     MAINTENANCE AND SUPPORT. ConnectInc.com provides software maintenance, including product updates and technical support, to its customers and its business solutions partners. Fees charged depend upon the support level and size of the customer's application.

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

     LICENSING AND THIRD-PARTY SOFTWARE. ConnectInc.com typically provides its software on a component basis to its customers on a non-exclusive object code basis. A variety of software products may be integrated for its customers on an as-needed basis, including products from others at the web server level, the application server level and the database server level. If ConnectInc.com's MarketStream application is to be utilized, ConnectInc.com will sublicense the required software to customers and provide first line support. ConnectInc.com's customers also may obtain licenses for such software directly from third party software vendors. The primary value of ConnectInc.com's intellectual property is the application software that resides at the application server level in the technology architecture. This includes significant domain knowledge as well as application code designed to enable customers to quickly and easily address the business functionality that their application needs.

AGREEMENT WITH CALICO

     In October 1999, Calico and ConnectInc.com entered into an OEM Software License Agreement. Pursuant to this agreement, ConnectInc.com granted Calico a non-exclusive license to copy, market and distribute ConnectInc.com's MarketStream software to end users either separately or included with Calico's products or services. The agreement, which terminates on December 31, 2000, also provides that Calico may grant sublicenses to distributors to copy, market and distribute ConnectInc.com's MarketStream software to end users.

TECHNOLOGY PROVIDERS

     A key element of ConnectInc.com's strategy is to continue to expand its strategic alliances with other companies that offer complimentary products or services. ConnectInc.com refers to these companies as its solution partners. ConnectInc.com believes that such relationships promote the visibility of its applications and services and enable ConnectInc.com to supplement its core products and services to provide a complete solution to customers' electronic commerce integration needs.

     ConnectInc.com offers Websphere and MQ Messaging software from IBM. In addition, ConnectInc.com has a licensing agreement with BEA Systems, Inc. ConnectInc.com has engaged in joint marketing activities with other technology companies, including Hewlett-Packard Company, Sun Microsystems, Inc. and IBM.

     As of September 30, 1999, ConnectInc.com had 38 full-time employees worldwide.

     ConnectInc.com is a Delaware corporation founded in 1987. Its principal executive offices are located at 515 Ellis Street, Mountain View, California 94043, and its telephone number is (650) 254-4000.

MANAGEMENT AND ADDITIONAL INFORMATION

     Information relating to executive compensation, various benefit plans, including stock option plans, voting securities and the principal holders thereof, relationships and related transactions between ConnectInc.com and its management or major stockholders and other related matters as to ConnectInc.com is incorporated by reference or set forth in ConnectInc.com's annual report on Form 10-K for the year ended December 31, 1998, incorporated into this proxy statement/prospectus by reference. ConnectInc.com stockholders desiring copies of such documents may contact ConnectInc.com at its address or telephone number indicated under "Where You Can Find More Information."

           CALICO CAPITAL STOCK AND COMPARISON OF STOCKHOLDER RIGHTS

     When Calico and ConnectInc.com complete the merger, ConnectInc.com stockholders will become Calico stockholders.

     The following is a description of the Calico common stock to be issued in the merger and a summary of the significant differences between the rights of holders of Calico common stock and ConnectInc.com common stock.

DESCRIPTION OF CALICO CAPITAL STOCK

     As of November 30, 1999, there were 33,610,069 shares of Calico's common stock outstanding held by approximately 8,800 stockholders of record. Calico's authorized capital stock consists of 150,000,000 shares of common stock, $0.001 par value per share, and 15,000,000 shares of preferred stock, $0.001 par value per share.

     CALICO COMMON STOCK. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of Calico's common stock are entitled to the following rights:

     - to receive dividends at such times and in such amounts as the board of directors may determine out of funds legally available for dividends;

     - one vote for each share held on all matters submitted to a vote of stockholders; and

     - upon Calico's liquidation, dissolution or winding up, to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any preferred stock.

     Calico common stockholders are entitled to one vote per share on all matters to be voted upon by Calico stockholders. Because Calico's certificate of incorporation does not authorize cumulative voting for the election of directors, the holders of a majority of the shares voted can elect all of the directors then standing for election. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption. All outstanding shares of Calico's common stock is, and the shares of Calico common stock to be outstanding after the merger will be, fully paid and nonassessable.

     CALICO PREFERRED STOCK. The Calico board of directors has the authority, without further action or authorization by the stockholders, to designate and issue up to 15,000,000 shares of preferred stock in one or more series. The Calico board of directors can fix the rights, preferences and privileges of the shares of each series of preferred stock and any qualifications, limitations or restrictions on these shares.

     The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of entrenching Calico's board of directors and making it more difficult for a third party to acquire, or discourage a third party from acquiring, a majority of Calico's outstanding voting stock. Furthermore, the preferred stock may have other rights, including economic rights, senior to the common stock. Calico has no current plans to issue any shares of preferred stock.

     CALICO WARRANTS. As of November 30, 1999, Calico had outstanding one warrant to purchase a total of 5,263 shares of common stock at $9.50 per share, which expires in September 2002.

     CALICO REGISTRATION RIGHTS. The holders of approximately 20,599,535 shares of Calico's common stock have rights to require Calico to register those shares under the Securities Act. Subject to limitations in the investor rights agreement governing these rights, the holders of at least 30% of these shares may require, on two occasions, that Calico use its best efforts to register these shares for public resale. The holders of these shares may also require Calico to register all or a portion of their registrable securities on Form S-3 when it is eligible to use this form, provided, among other limitations, that the proposed aggregate price of the offering to the public is at least $500,000. If Calico registers any common stock for its own account, other than a registration relating solely to employee benefit plans, a registration relating solely to transactions under Rule 145 of the Securities Act, or a registration on any registration form which does not permit secondary sales, or for the account of other security holders, the holders of 22,135,535 shares are entitled to include their shares of common stock in the registration, subject to the ability of the underwriters to limit the number of shares included in the offering. Calico is required to pay all fees, costs and expenses of these registrations, other than underwriting discounts and commissions.

COMPARISON OF RIGHTS OF CALICO STOCKHOLDERS AND CONNECTINC.COM STOCKHOLDERS

     The rights of holders of Calico common stock are governed by Delaware law, Calico's certificate of incorporation and Calico's bylaws, while the rights of ConnectInc.com stockholders are governed by Delaware law, ConnectInc.com's certificate of incorporation and ConnectInc.com's bylaws. In most respects, the rights of ConnectInc.com stockholders are similar to those of Calico stockholders. The following discussion summarizes the significant differences between the companies' charter documents. This summary is not a complete discussion of, and is qualified by reference to, Calico's certificate of incorporation, Calico's bylaws, ConnectInc.com's certificate of incorporation, ConnectInc.com's bylaws and Delaware law.

     CAPITAL STOCK. ConnectInc.com's certificate provides that ConnectInc.com's authorized capital stock consists of 60,000,000 shares of common stock, $0.001 par value, and 3,500,000 shares of preferred stock, $0.001 par value. As of November 30, 1999, there were 14,894,308 shares of ConnectInc.com common stock outstanding held by approximately 219 stockholders of record and no shares of ConnectInc.com preferred stock outstanding. As of December 9, 1999, there were 2,694,378 shares of ConnectInc.com common stock subject to outstanding options and 35,000 shares of ConnectInc.com common stock subject to an outstanding warrant. For a description of Calico's capital stock, see "Description of Calico Capital Stock" on page 120.

     CLASSIFIED BOARD. The Calico certificate of incorporation provides that the Calico board of directors be divided into three classes with staggered three-year terms. As a result, only one of the three classes of Calico's board of directors will be elected each year. The ConnectInc.com certificate of incorporation provides that the ConnectInc.com board of directors be divided into two classes with staggered two-year terms.

     DIRECTORS. Calico's bylaws provide that Calico's board of directors consists of five members. The board has the exclusive right to set the authorized number of directors and to fill vacancies on the board of directors. Subject to the rights of the holders of any series of preferred stock then outstanding:

     - directors may be removed for cause, but only by an affirmative vote of holders of at least a majority of the voting power of all of the then outstanding shares of capital stock of Calico entitled to vote generally in the election of directors, voting together as a single class;

     - board vacancies resulting from the removal of a director by the stockholders may be filled at a special meeting of the stockholders held for that purpose; and

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

     - board vacancies resulting from any increase in the authorized number of directors or any vacancies in the board resulting from death, resignation or other cause (other than removal by the stockholders) may only be filled by the affirmative vote of a majority of the directors then in office.

     ConnectInc.com's bylaws provide that the ConnectInc.com board of directors consists of ten members. ConnectInc.com's certificate of incorporation provides that, until changed by a board resolution, the first class of directors shall consist of five members and the second class of directors shall consist of five members. Directors may be removed from office with cause by the affirmative vote of the holders of at least a majority of the voting power of the outstanding shares entitled to vote or without cause by the affirmative vote of the holders of at least 66 2/3% of the voting power of the outstanding shares entitled to vote. Board vacancies may be filled by the affirmative vote of a majority of the voting power of the outstanding shares entitled to vote or by the affirmative vote of a majority of the remaining directors then in office. However, newly created directorships resulting from any increase in the number of directors shall, unless the board determines by resolution that any such newly created directorship shall be filled by the stockholders, be filled only by the affirmative vote of the directors then in office.

     DIRECTORS' COMMITTEES. The Calico bylaws provide that the board of directors may by vote of a majority of the board of directors delegate powers normally held by the board of directors to a committee comprised of one or more members of the Calico board to the extent permitted by resolution of the board of directors or the bylaws. To the extent provided in the resolution which designates the committee or in a supplemental resolution, these committees may exercise the power and authority to declare a dividend, to authorize the issuance of stock or to adopt a certificate of ownership and merger.

     The ConnectInc.com bylaws provide that a majority of the board of directors may designate committees of the board. These committees may exercise all the powers and authority of the board in the management of the business and affairs of ConnectInc.com, including the power or authority to declare a dividend, authorize the issuance of stock, or adopt a certificate of ownership and merger. However, the committee may not:

     - amend the certificate of incorporation, other than to designate and to fix the rights, preferences and privileges of the shares of each series of preferred stock and any qualifications, limitations or restrictions on these shares;

     - adopt an agreement of merger or consolidation;

     - recommend to the stockholders the sale, lease or exchange of all or substantially all of ConnectInc.com's property and assets;

     - recommend to the stockholders a dissolution of ConnectInc.com or a revocation of a dissolution; or

     - amend the bylaws.

     STOCKHOLDER PROPOSALS. Calico's bylaws require that in order to properly bring nominations for the election of directors or other business before a stockholder meeting, a stockholder must give timely notice in writing of his or her intent to bring the nomination or business before the meeting. To be timely, the stockholder's notice must be delivered to the secretary of Calico not less than 120 days before the anniversary of the date on which Calico mailed its proxy materials for the previous year's annual meeting of Calico stockholders. If no annual meeting was held the previous year, if the date of the annual meeting is set more than 30 calendar days before or after the anniversary of the previous year's annual meeting, or in the event of a special meeting, to be timely, the stockholder's notice must be delivered not later than the close of business on the tenth day following the day the notice of the date of the meeting was publicly announced. The stockholder notice must include:

     - a brief description of the business desired to be brought before the annual or special meeting and the reasons for conducting such business at the special meeting;

     - the name and address of the stockholder proposing such business;

     - the class and number of shares of Calico stock which are beneficially owned by the stockholder; and

     - any material interest of the stockholder in such business.

     The ConnectInc.com bylaws require that in order to properly bring nominations for the election of directors or other business before a stockholder meeting, a stockholder must give timely notice in writing of his or her intent to bring the nomination or business before the meeting. To be timely, the stockholder's notice must be delivered to the secretary of ConnectInc.com not less than 20 days nor more than 60 days prior to the meeting. However, if less than 30 days notice or prior public disclosure of the date of the meeting is given or made to the stockholders, notice by the stockholder must be received by the close of business on the tenth day following the day the notice of the date of the meeting was mailed or publicly announced. The stockholder notice must include:

     - as to each nominee whom the stockholder proposes to nominate for election or re-election as a director:

        1. the name, age, business address, and residence address of such person;

        2. the principal occupation or employment of such person;

        3. the class and number of shares of the corporation which are beneficially owned by such person;

        4. any other information relating to such person that is required by law to be disclosed in solicitations of proxies for election of directors; and

        5. such person's written consent to being named as nominee and to serving as a director if elected.

     - as to the stockholder giving notice:

        1. the name and address, as they appear on ConnectInc.com's books;

        2. the class and number of shares of ConnectInc.com stock which are beneficially owned by such stockholder; and

        3. a description of all arrangements or understandings between such stockholder and each nominee and any other person or persons (naming such person or persons) relating to the nomination.

     The ConnectInc.com stockholder notice of business to be conducted must state:

     - a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting;

     - the name and address of the stockholder proposing such business at the meeting;

     - the class and number of shares of ConnectInc.com stock which are beneficially owned by the stockholder;

     - any material interest of the stockholder in such business; and

     - any other information that is required by law to be provided by the stockholder in his capacity as a proponent of the stockholder proposal.

     RIGHT TO CALL SPECIAL MEETINGS OF STOCKHOLDERS. Calico's bylaws provide that special meetings of Calico's stockholders may only be called by a majority of the total number of authorized directors of Calico's board or by stockholders holding not less than 10% of the outstanding shares entitled to vote at the meeting. The meeting shall be held at a place, date, and time as they shall fix. Written notice of the meeting shall be given to the stockholders entitled to vote at the special meeting not less than 10 nor more than 60 days before the date on which the meeting is to be held.

     ConnectInc.com's bylaws provide that special meetings of ConnectInc.com's stockholders may be called by the board, the chairman of the board, the president, or by stockholders not less than 10% of the outstanding shares entitled to vote at the meeting. Upon request by any person entitled to call a special meeting of ConnectInc.com's stockholders, the chairman of the board, president, vice president or secretary shall cause notice of the meeting to be given to the stockholders entitled to vote at the special meeting within 20 days after receipt of the request. The special meeting will be held at a time requested by the person or persons calling the meeting, but not less than 35 nor more than 60 days after receipt of the request.

     NO WRITTEN CONSENT BY STOCKHOLDERS. Calico's certificate of incorporation provides that any action required or permitted to be taken by Calico's stockholders must be taken at a duly called annual or special meeting of stockholders and may not be done by written consent. ConnectInc.com's certificate of incorporation provides that so long as ConnectInc.com has a class of stock registered pursuant to the provisions of the Exchange Act, any action by the stockholders of such class must be taken at an annual or special meeting of stockholders and may not be taken by written consent.

     AMENDMENT OF CERTIFICATE OF INCORPORATION AND BYLAWS. In addition to any vote required by law, the approval of at least 66 2/3% of the total outstanding shares entitled to vote is required to amend or repeal the provisions of Calico's certificate or incorporation relating to:

     - its amendment;

     - management of Calico's business, the conduct of its affairs or the limitation and regulation of its powers or the powers of its directors and stockholders;

     - the number of directors, filling vacancies on the board or removal of directors;

     - amendment of Calico's bylaws; and

     - indemnification of Calico's directors, officers, employees and agents.

     Calico's bylaws may be amended by vote of a majority of its directors. Calico's stockholders may only adopt, amend or repeal Calico's bylaws upon the affirmative vote of at least 66 2/3% of the voting power of all of the then outstanding shares entitled to vote.

     The affirmative vote of at least 66 2/3% of all of the voting power of all outstanding shares entitled to vote is required to amend any provision of ConnectInc.com's certificate of incorporation relating to:

     - its amendment;

     - amendment of ConnectInc.com's bylaws;

     - number and election of directors;

     - meetings of stockholders and the keeping of its books;

     - limitation on the ability of stockholders to act by written consent;

     - advance notice of new business and stockholder nominations for the election of directors;

     - indemnification of ConnectInc.com's directors, officers, employees and agents; and

     - the staggered board of directors, prohibition on the right to cumulate votes, and removal of directors.

     Subject to the rights of the ConnectInc.com stockholders, the ConnectInc.com board of directors may amend the bylaws. The affirmative vote of at least 66 2/3% of the total outstanding shares entitled to vote must approve any amendment to the provisions of the bylaws relating to:

     - special meetings;

     - the advance notice of stockholder nominees; and

     - the advance notice of stockholder business.

     INTERESTED DIRECTOR TRANSACTION. The Calico and ConnectInc.com certificates of incorporation do not specifically provide for interested director transactions. Under Delaware law, certain contracts or transactions in which one or more of the directors of Calico or ConnectInc.com has an interest are void or voidable unless the following conditions are met:

     - the stockholders approve the contract or transaction after full disclosure of material facts;

     - the board of directors approves the transaction after full disclosure of material facts and the transaction is fair, and approved by a majority of the disinterested directors, even though less than a quorum; or

     - the contract or transaction must have been fair as to Calico or ConnectInc.com at the time it was approved.

     INTERESTED STOCKHOLDER TRANSACTION. Both Calico and ConnectInc.com are subject to the provisions of Delaware law which prohibit a corporation from engaging in a business combination with an interested stockholder for three years following the date the stockholder became an interested stockholder, unless:

     - prior to that date, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

     - upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began; or

     - on or following that date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

     A business combination is defined to include:

     - any merger or consolidation involving the corporation and the interested stockholders;

     - any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholders;

     - subject to limited exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholders;

     - any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholders; or

     - the receipt by the interested stockholders of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     Generally, an interested stockholder is a person who, together with its affiliates and associates, owns 15% or more of the corporation's voting stock or owned 15% of such voting stock within three years before the proposed business combination, or is affiliated with the corporation.

     DIRECTORS' LIABILITY. The Calico and ConnectInc.com certificates of incorporation eliminate the liability of directors to the fullest extent permitted by Delaware law.

                          DISSENTERS' APPRAISAL RIGHTS

     ConnectInc.com stockholders will not be entitled to dissenters' appraisal rights under Delaware law or any other statute in connection with the merger.

                                 LEGAL MATTERS

     An opinion that the Calico shares to be issued in connection with the merger will be legally issued, fully paid and non-assessable has been delivered by Gray Cary Ware & Freidenrich LLP, Palo Alto, California. Certain tax consequences of the merger have been passed upon for Calico by Gray Cary Ware & Freidenrich LLP, Palo Alto. An investment partnership of Gray Cary Ware & Freidenrich owns an aggregate of 5,485 shares of Calico common stock.

     Certain tax consequences of the merger have been passed upon for ConnectInc.com by Cooley Godward LLP, Palo Alto, California. Cooley Godward holds a warrant to purchase an aggregate of 35,000 shares of ConnectInc.com common stock. Alan C. Mendelson, a partner at Cooley Godward, is ConnectInc.com's secretary.

                                    EXPERTS

     The consolidated financial statements of Calico Commerce, Inc. as of March 31, 1998 and 1999 and for each of the three years in the period ended March 31, 1999 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of ConnectInc.com, Co. at December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998, incorporated by reference in the Proxy Statement of ConnectInc.com, Co. which is referred to and made a part of this Prospectus and

Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report incorporated by reference therein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The financial statements of FirstFloor Software, Inc., at December 31, 1996 and 1997, and for each of the two years in the period ended December 31, 1997, included in the Proxy Statement of ConnectInc.com, Co. which is referred to and made a part of this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, appearing elsewhere in this Prospectus, which contains an explanatory paragraph describing conditions that raise substantial doubt about FirstFloor's ability to continue as a going concern as described in note 1 to the financial statements, and are included in reliance upon such report, given upon the authority of such firm as experts in accounting and auditing.

                                 TRANSFER AGENT

     The Transfer Agent and Registrar for Calico's common stock is BankBoston, N.A., whose address is 150 Royall Street, Canton, Massachusetts 02021 and whose telephone number is (781) 575-2200.

                             STOCKHOLDER PROPOSALS

     ConnectInc.com will hold a 2000 annual meeting of stockholders only if the merger does not occur before the time of the meeting. In the event that the meeting is held, the secretary of ConnectInc.com must receive any proposals of ConnectInc.com stockholders intended to be presented at the 2000 annual meeting by no later than March 10, 2000 in order for the proposals to be considered for inclusion in the ConnectInc.com proxy materials relating to the meeting.

                                 OTHER MATTERS

     As of the date of this proxy statement/prospectus, the ConnectInc.com board of directors and the Calico board of directors know of no matters that will be presented for consideration at the ConnectInc.com special meeting other than as described in this proxy statement/prospectus. If any other matters shall properly come before the ConnectInc.com special meeting or any adjournment or postponement of the special meeting and be voted upon, the enclosed proxies will be deemed to confer discretionary authority on the individuals named as proxies therein to vote the shares represented by such proxies as to any such matters. The individuals named as proxies intend to vote or not to vote in accordance with the recommendation of the management of ConnectInc.com.

                      WHERE YOU CAN FIND MORE INFORMATION

     Calico has filed with the Securities and Exchange Commission a registration statement on Form S-4 under the Securities Act that registers the distribution to the ConnectInc.com stockholders of the shares of Calico common stock to be issued in connection with the merger. This proxy statement/prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedule filed with it. For further information with respect to Calico and the common stock to be issued in connection with the merger, please read the registration statement and the exhibits and schedules that Calico has filed. A copy of the registration statement and the exhibits and schedules filed with it may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Securities and Exchange Commission's regional offices located at Seven World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60611-2511, and copies of all or any part of the registration statement may be obtained from these offices upon the payment of the fees prescribed by the Securities and Exchange Commission.

     Calico and ConnectInc.com are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith Calico and ConnectInc.com file reports, proxy statements and other information with the Securities and Exchange Commission under the Exchange Act. You may read and copy this information at the public reference facilities maintained by the Securities and Exchange Commission and at the Securities and Exchange Commission's regional offices described above. The Securities and Exchange Commission also maintains a worldwide website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the site is http:\\www.sec.gov.

     The Securities and Exchange Commission allows ConnectInc.com to incorporate by reference information into this proxy statement/prospectus. This means that ConnectInc.com can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information that is included directly in this document.

     This proxy statement/prospectus incorporates by reference the documents listed below that ConnectInc.com has previously filed with the Securities and Exchange Commission. They contain important information about ConnectInc.com and its financial condition.

              CONNECTINC.COM SEC FILINGS                              PERIOD
              --------------------------                              ------
Annual report on Form 10-K.............................  Year ended December 31, 1998
The description of ConnectInc.com common stock
contained in ConnectInc.com's Registration Statement on
Form 8-A (File No. 0-026592)...........................  Filed: August 12, 1996
Quarterly reports on Form 10-Q.........................  Quarter ended March 31, 1999
                                                         Quarter ended June 30, 1999
                                                         Quarter ended September 30, 1999
Current reports on Form 8-K............................  Filed: February 4, 1999,
                                                         February 26, 1999,
                                                         November 24, 1999

     ConnectInc.com incorporates by reference additional documents that it may file with the Securities and Exchange Commission between the date of this proxy statement/prospectus and the date of the ConnectInc.com special meeting. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements.

     Calico common stock and ConnectInc.com common stock are quoted on the Nasdaq National Market. Accordingly, you may inspect the information the companies' file with the Securities and Exchange Commission at the offices of The Nasdaq Stock Market, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     Calico has supplied all information contained in this proxy statement/prospectus relating to Calico, as well as all pro forma financial information, and ConnectInc.com has supplied all such information relating to ConnectInc.com.

     You can obtain any of the documents incorporated by reference in this document through ConnectInc.com or from the Securities and Exchange Commission through the Securities and Exchange Commission's web site at the address described above. Documents incorporated by reference are available from the companies without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement/ prospectus. You can obtain documents incorporated by reference in this proxy statement/prospectus without charge by requesting them in writing or by telephone from the appropriate company at the following addresses:

                                     CALICO
                         ATTENTION: INVESTOR RELATIONS
                     333 WEST SAN CARLOS STREET, SUITE 300
                           SAN JOSE, CALIFORNIA 95110
                           TELEPHONE: (408) 808-7610

                                 CONNECTINC.COM
                         ATTENTION: INVESTOR RELATIONS
                                515 ELLIS STREET
                        MOUNTAIN VIEW, CALIFORNIA 94043
                           TELEPHONE: (650) 254-4000

     IF YOU WOULD LIKE TO REQUEST DOCUMENTS, PLEASE DO SO BY JANUARY 24, 2000 TO RECEIVE THEM BEFORE THE CONNECTINC.COM SPECIAL MEETING. If you request any incorporated documents from us, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

     Information contained in Calico's and ConnectInc.com's web sites is not a part of this proxy statement/prospectus.

     We have not authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that we have incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

                             CALICO COMMERCE, INC.

                         INDEX TO FINANCIAL INFORMATION

                                                              PAGE
                                                              ----
UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL
  INFORMATION
Overview....................................................   F-2
Pro Forma Combined Consolidated Balance Sheet...............   F-4
Pro Forma Combined Consolidated Statement of Operations.....   F-5
Notes to Pro Forma Combined Consolidated Financial
  Information...............................................   F-7
CALICO COMMERCE, INC. CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Accountants...........................   F-8
Consolidated Balance Sheet..................................   F-9
Consolidated Statement of Operations........................  F-10
Consolidated Statement of Stockholders' Deficit.............  F-11
Consolidated Statement of Cash Flows........................  F-12
Notes to Consolidated Financial Statements..................  F-13
PRO FORMA COMBINED CONSOLIDATED FINANCIAL INFORMATION
Overview....................................................  F-38
Pro Forma Combined Consolidated Statement of Operations.....  F-39
Notes to Pro Forma Combined Consolidated Financial
  Information...............................................  F-40
FIRSTFLOOR SOFTWARE, INC.
Report of Independent Auditors..............................  F-41
Balance Sheets..............................................  F-42
Statements of Operations....................................  F-43
Statements of Shareholders' Equity (Net Capital
  Deficiency)...............................................  F-44
Statements of Cash Flows....................................  F-45
Notes to Financial Statements...............................  F-46

             PRO FORMA COMBINED CONSOLIDATED FINANCIAL INFORMATION

OVERVIEW

     On November 19, 1999, Calico Commerce, Inc. ("Calico" or the "Company") reached a definitive agreement to acquire ConnectInc.com in a transaction assumed to be accounted for using the purchase method of accounting. Calico will issue 1,203,544 shares of Calico Common Stock (based on 14.9 million shares of ConnectInc.com shares outstanding at October 31, 1999 which will be exchanged at the ratio of 0.081) with an assumed value of $79.6 million based on the average closing prices of Calico's Common Stock for the few days before and after the agreement date of November 19, 1999. Calico will also assume all outstanding stock options and a warrant granted by ConnectInc.com. The fair value of the assumed options and a warrant is approximately $10.4 million, and is included as a component of the purchase price. The Black-Scholes option pricing model was used to determine the fair value of the assumed options and warrant. The Company also anticipates incurring approximately $2.0 million in acquisition expenses, including financial advisory and legal fees and other direct transaction costs which will also be included as a component of the purchase price.

     The allocation of the aggregate purchase price of approximately $92.0 million will be finalized following receipt of the closing balance sheet of ConnectInc.com and a final independent appraisal of certain intangible assets of ConnectInc.com.

     The aggregate purchase price is expected to be allocated as follows, based upon a preliminary independent appraisal of ConnectInc.com (in thousands):

Net tangible assets of ConnectInc.com.......................  $ 3,220
In-process research and development.........................      230
Customer base...............................................      150
Workforce-in-place..........................................    2,580
Existing technology.........................................    5,000
Goodwill....................................................   80,851
                                                              -------
                                                              $92,031
                                                              =======

     Because the valuation has not been completed, the actual amount of the allocations could vary from the estimates above. The net tangible assets of ConnectInc.com consist primarily of cash and cash equivalents and accounts receivable. In-process research and development has not reached technological feasibility at the acquisition date and will be immediately charged to operations. The amount allocated to customer base, workforce-in-place and existing technology will be amortized over the estimated useful life of three years. The purchase price in excess of tangible assets and identifiable intangible assets will be allocated to goodwill and amortized over its expected useful life of three years.

     The accompanying unaudited pro forma combined consolidated balance sheet gives effect to the merger of Calico and ConnectInc.com as if such transaction occurred on September 30, 1999. The unaudited pro forma combined balance sheet combines the unaudited consolidated balance sheet of Calico as of September 30, 1999, adjusted for the proceeds from its initial public offering completed on October 6, 1999 and the automatic conversion of its Mandatorily Redeemable Convertible Preferred Stock which occurred upon such initial public offering, and the unaudited consolidated balance sheet of ConnectInc.com as of September 30, 1999.

     The accompanying unaudited pro forma combined consolidated statements of operations present the results of operations of Calico for the year ended March 31, 1999 and the six-month period ended September 30, 1999, combined with the statement of operations of ConnectInc.com for the year ended December 31, 1998 and the six-month period ended September 30, 1999. The unaudited pro forma combined consolidated statements of operations give effect to this acquisition as if it had occurred as of April 1, 1998.

     The unaudited pro forma combined consolidated balance sheet and statements of operations are not necessarily indicative of the financial position and operating results that would have been achieved had the transaction been in effect as of the dates indicated and should not be construed as being a representation of financial position or future operating results of the combined companies.

     The unaudited pro forma combined consolidated financial information should be read in conjunction with the audited consolidated financial statements and related notes of Calico which are included elsewhere in this proxy statement/prospectus and the audited consolidated financial statements and related notes of ConnectInc.com which are incorporated in this proxy statement/prospectus by reference.

                             CALICO COMMERCE, INC.

            UNAUDITED PRO FORMA COMBINED CONSOLIDATED BALANCE SHEET
                                 (IN THOUSANDS)

                                            CALICO                        CALICO
                                            ACTUALS                      PRO FORMA     CONNECTINC.COM           PRO FORMA
                                         -------------                 -------------   --------------   -------------------------
                                         SEPTEMBER 30,       IPO       SEPTEMBER 30,   SEPTEMBER 30,
                                             1999        ADJUSTMENTS       1999             1999        ADJUSTMENTS      COMBINED
                                         -------------   -----------   -------------   --------------   -----------      --------
Current assets:
  Cash and cash equivalents............     $ 5,366       $ 83,890       $ 89,256         $  5,086                       $ 94,342
  Accounts receivable, net.............       7,751                         7,751            1,172                          8,923
  Other current assets.................       2,506                         2,506              358                          2,864
                                            -------       --------       --------         --------        -------        --------
    Total current assets...............      15,623         83,890         99,513            6,616                        106,129
Property and equipment, net............       3,763                         3,763              444                          4,207
Intangible assets and other assets.....       3,654                         3,654               50        $88,581(A)       92,285
                                            -------       --------       --------         --------        -------        --------
                                            $23,040       $ 83,890       $106,930         $  7,110        $88,581        $202,621
                                            =======       ========       ========         ========        =======        ========
Current liabilities:
  Accounts payable.....................     $ 2,867                      $  2,867         $    448                       $  3,315
  Accrued expenses and other
    liabilities........................       6,731                         6,731              803        $ 3,674(B)       11,208
  Deferred revenue.....................       4,867                         4,867              355                          5,222
  Current portion of notes payable.....         952                           952              381                          1,333
  Current portion of capital lease
    obligations........................         207                           207               --                            207
  Current portion of extended vendor
    liabilities........................          --                            --              118                            118
                                            -------       --------       --------         --------        -------        --------
    Total current liabilities..........      15,624                        15,624            2,105          3,674          21,403
Notes payable, noncurrent..............       1,065                         1,065              111                          1,176
Capital lease obligations,
  noncurrent...........................          98                            98               --                             98
Other liabilities......................         468                           468                                             468
                                            -------       --------       --------         --------        -------        --------
                                             17,255             --         17,255            2,216          3,674          23,145
  Mandatorily Redeemable Preferred
    Stock..............................      32,551        (32,551)            --               --             --              --
                                            -------       --------       --------         --------        -------        --------
Commitments and contingencies
Stockholders' Equity:
  Common stock.........................          12             22             34               15            (14)(C)(D)       35
  Additional paid-in capital...........      18,347        116,419        134,766           75,468         14,562(C)(D)   224,796
  Notes receivable from stockholders...      (2,414)                       (2,414)              --             --          (2,414)
  Unearned stock compensation..........      (1,846)                       (1,846)             (28)            28(D)       (1,846)
  Accumulated deficit..................     (40,865)                      (40,865)         (70,561)        70,331(A)(D)   (41,095)
                                            -------       --------       --------         --------        -------        --------
    Total stockholders' (deficit)
      equity...........................     (26,766)       116,441         89,675            4,894         84,907         179,476
                                            -------       --------       --------         --------        -------        --------
                                            $23,040       $ 83,890       $106,930         $  7,110        $88,581        $202,621
                                            =======       ========       ========         ========        =======        ========

See accompanying notes to unaudited pro forma combined consolidated financial information.

                             CALICO COMMERCE, INC.

       UNAUDITED PRO FORMA COMBINED CONSOLIDATED STATEMENT OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                             SIX MONTHS ENDED
                                      ------------------------------
                                         CALICO       CONNECTINC.COM
                                      -------------   --------------         PRO FORMA
                                      SEPTEMBER 30,   SEPTEMBER 30,    ----------------------
                                          1999             1999        ADJUSTMENTS   COMBINED
                                      -------------   --------------   -----------   --------
Revenues
License.............................    $  6,959         $ 1,314                     $  8,273
  Services..........................       8,650           1,521                       10,171
                                        --------         -------        --------     --------
     Net revenues...................      15,609           2,835                       18,444
                                        --------         -------        --------     --------
Cost of net revenues
  License...........................         373             282        $    833(E)     1,488
  Services..........................       6,133             909                        7,042
                                        --------         -------        --------     --------
Cost of net revenues................       6,506           1,191             833        8,530
                                        --------         -------        --------     --------
  Gross profit......................       9,103           1,644            (833)       9,914
                                        --------         -------        --------     --------
Operating expenses:
  Sales and marketing...............       9,199             707                        9,906
  Research and development..........       6,467           1,142                        7,609
  General and administrative........       3,352           1,282             455(E)     5,089
  Amortization of stock
     compensation...................         934              --                          934
  Goodwill amortization.............         476              --          13,475(F)    13,951
                                        --------         -------        --------     --------
     Total operating expenses.......      20,428           3,131          13,930       37,489
                                        --------         -------        --------     --------
Operating loss......................     (11,325)         (1,487)        (14,763)     (27,575)
Interest expense, net...............         137             114                          251
                                        --------         -------        --------     --------
Net loss............................    $(11,188)        $(1,373)       $(14,763)    $(27,324)
                                        ========         =======        ========     ========
Net loss per share:
  Basic and diluted.................    $  (0.45)                                    $  (1.05)
                                        ========                                     ========
  Weighted average shares...........      24,811(G)                                    26,015(H)
                                        ========                                     ========

See accompanying notes to unaudited pro forma combined consolidated financial information.

                             CALICO COMMERCE, INC.

       UNAUDITED PRO FORMA COMBINED CONSOLIDATED STATEMENT OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                           YEAR ENDED
                                 ------------------------------
                                  CALICO        CONNECTINC.COM
                                 ---------      ---------------              PRO FORMA
                                 MARCH 31,       DECEMBER 31,        -------------------------
                                   1999              1998            ADJUSTMENTS      COMBINED
                                 ---------      ---------------      -----------      --------
Revenues
License........................  $ 10,482           $ 1,828                           $ 12,310
  Services.....................    10,931             4,650                             15,581
                                 --------           -------           --------        --------
     Net revenues..............    21,413             6,478                             27,891
                                 --------           -------           --------        --------
Cost of net revenues
  License......................     1,179               413           $  1,667(E)        3,259
  Services.....................     7,272             4,333                             11,605
                                 --------           -------           --------        --------
Cost of revenues...............     8,451             4,746              1,667          14,864
                                 --------           -------           --------        --------
  Gross profit.................    12,962             1,732             (1,667)         13,027
                                 --------           -------           --------        --------
Operating expenses:
  Sales and marketing..........    14,138             3,051                             17,189
  Research and development.....     5,677             3,153                              8,830
  General and administrative...     3,988             2,263                910(E)        7,161
  Termination & distribution
     rights....................        --             1,098                              1,098
  Amortization of stock
     compensation..............     2,007                --                              2,007
  In-process research and
     development...............     1,840                --                              1,840
  Goodwill amortization........       550                --             26,950(F)       27,500
                                 --------           -------           --------        --------
     Total operating
       expenses................    28,200             9,565             27,860          65,625
                                 --------           -------           --------        --------
Operating loss.................   (15,238)           (7,833)           (29,527)        (52,598)
Interest income, net...........       (23)              (71)                               (94)
                                 --------           -------           --------        --------
Net loss.......................  $(15,261)          $(7,904)          $(29,527)       $(52,692)
                                 ========           =======           ========        ========
Net loss per share:
  Basic and diluted............  $  (0.74)                                            $  (2.41)
                                 ========                                             ========
  Weighted average shares......    20,689(G)                                            21,893(H)
                                 ========                                             ========

See accompanying notes to unaudited pro forma combined consolidated financial information.

         NOTES TO PROFORMA COMBINED CONSOLIDATED FINANCIAL INFORMATION
                                  (UNAUDITED)

NOTE 1 -- BASIS OF PRESENTATION:

     The unaudited pro forma combined consolidated statements of operations have been prepared to reflect the acquisition of ConnectInc.com by Calico as if the acquisition had occurred as of April 1, 1998. The pro forma combined consolidated statement of operations for the year ended March 31, 1999 reflects the combination of the separate historical statement of operations of Calico for the year ended March 31, 1999 and of ConnectInc.com for the year ended December 31, 1998. The pro forma combined consolidated statement of operations for the six months ended September 30, 1999 reflects the combination of the separate historical statement of operations of Calico and of ConnectInc.com for the six months ended September 30, 1999. Revenues of ConnectInc.com of approximately $2.0 million and net income of approximately $274,000 for the period of January 1, 1999 through March 31, 1999 are not included in either of the pro forma combined consolidated statements of operations.

NOTE 2 -- PRO FORMA ADJUSTMENTS:

     (A) To record the anticipated value of intangible assets as described in the overview. The in-process research and development cost is treated as an expense and therefore increases the accumulated deficit.

     (B) To reflect anticipated acquisition expenses of $2.0 million and $1.7 million for anticipated additional liabilities assumed.

     (C) To reflect the issuance of 1.2 million shares of Calico's Common Stock valued at approximately $79.6 million and the assumption of outstanding ConnectInc.com options and a warrant valued at approximately $10.4 million.

     (D) To eliminate the historical equity accounts of ConnectInc.com.

     (E) To record the amortization of identifiable intangible assets related to the acquisition of ConnectInc.com as if the transaction occurred on April 1, 1998. Identifiable intangible assets recorded in relation to the acquisition were approximately $7.7 million and are being amortized on a straight-line basis over three years.

     (F) To record the amortization of goodwill related to the acquisition of ConnectInc.com as if the transaction occurred on April 1, 1998. Goodwill recorded in relation to the acquisition was approximately $80.9 million and is being amortized on a straight-line basis over three years.

     (G) Weighted average shares used to calculate basic and diluted net loss per share for the period presented is computed using the weighted average number of common shares outstanding, including the pro forma effects of the automatic conversion of Calico's Series A, Series B, Series C, Series D and Series E Mandatorily Redeemable Convertible Preferred Stock into shares of Calico's Common Stock effective upon the closing of its initial public offering as if such conversion occurred on April 1, 1998, or at date of original issuance, if later.

     (H) Weighted average shares used to calculate pro forma basic and diluted net loss per share for the period presented is computed using the weighted average number of Common Stock outstanding for the period presented and the shares to be issued in conjunction with the acquisition of ConnectInc.com as if such shares were outstanding as of April 1, 1998.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Calico Commerce, Inc.

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of stockholders' deficit and of cash flows present fairly, in all material respects, the financial position of Calico Commerce, Inc. and its subsidiaries at March 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

San Jose, California
July 13, 1999, except for Note 12,
  which is as of September 30, 1999

                             CALICO COMMERCE, INC.

                           CONSOLIDATED BALANCE SHEET
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                               MARCH 31,
                                                          --------------------    SEPTEMBER 30,
                                                            1998        1999          1999
                                                          --------    --------    -------------
                                                                                   (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.............................  $  2,514    $ 15,441      $  5,366
  Accounts receivable, net..............................     2,952       7,443         7,751
  Other current assets..................................       379       1,417         2,506
                                                          --------    --------      --------
     Total current assets...............................     5,845      24,301        15,623
Property and equipment, net.............................     1,847       2,532         3,763
Intangible and other assets, net........................        --       4,535         3,654
                                                          --------    --------      --------
                                                          $  7,692    $ 31,368      $ 23,040
                                                          ========    ========      ========
LIABILITIES, MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY
(DEFICIT)
Current liabilities:
  Accounts payable......................................  $  1,197    $  1,728      $  2,867
  Accrued liabilities...................................     1,813       5,448         6,731
  Deferred revenue......................................     2,361       6,054         4,867
  Current portion of notes payable......................       330         628           952
  Current portion of capital lease obligations..........       100         256           207
                                                          --------    --------      --------
     Total current liabilities..........................     5,801      14,114        15,624
Notes payable, non-current..............................       644         700         1,065
Capital lease obligations, non-current..................       170         177            98
Other liabilities.......................................        --         622           468
                                                          --------    --------      --------
                                                             6,615      15,613        17,255
                                                          --------    --------      --------
Mandatorily Redeemable Convertible Preferred Stock (Note
  6)....................................................    14,505      32,535        32,551
                                                          --------    --------      --------
Commitments and contingencies (Notes 10 and 12)
Stockholders' equity (deficit):
  Preferred Stock; $0.001 par value; 15,000 shares
     authorized; no shares issued and outstanding actual
     and pro forma (unaudited)..........................        --          --            --
  Common Stock; $0.001 par value; 150,000 shares
     authorized; 9,498, 11,436 and 11,588 (unaudited)
     shares issued and outstanding......................         9          11            12
  Additional paid-in capital............................     3,658      17,877        18,347
  Notes receivable from stockholders....................      (712)     (2,211)       (2,414)
  Unearned compensation.................................    (1,966)     (2,779)       (1,846)
  Accumulated deficit...................................   (14,417)    (29,678)      (40,865)
                                                          --------    --------      --------
     Total stockholders' equity (deficit)...............   (13,428)    (16,780)      (26,766)
                                                          ========    ========      ========
                                                          $  7,692    $ 31,368      $ 23,040
                                                          ========    ========      ========

The accompanying notes are an integral part of these consolidated financial statements.

                             CALICO COMMERCE, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                           SIX MONTHS
                                         YEAR ENDED MARCH 31,         ENDED SEPTEMBER 30,
                                    ------------------------------    --------------------
                                     1997       1998        1999        1998        1999
                                    -------    -------    --------    --------    --------
                                                                          (UNAUDITED)
Net revenue:
  License.........................  $ 3,940    $ 6,965    $ 10,482    $  5,589    $  6,959
  Services........................    1,963      4,894      10,931       4,349       8,650
                                    -------    -------    --------    --------    --------
     Total net revenue............    5,903     11,859      21,413       9,938      15,609
                                    -------    -------    --------    --------    --------
Cost of net revenue:
  License.........................      178        265       1,179         366         373
  Services........................    2,122      3,115       7,272       3,109       6,133
                                    -------    -------    --------    --------    --------
     Total cost of net revenue....    2,300      3,380       8,451       3,475       6,506
                                    -------    -------    --------    --------    --------
Gross profit......................    3,603      8,479      12,962       6,463       9,103
                                    -------    -------    --------    --------    --------
Operating expenses:
  Sales and marketing.............    5,950      7,593      14,138       5,824       9,199
  Research and development........    2,224      3,342       5,677       2,204       6,467
  General and administrative......    1,486      2,222       3,988       2,100       3,352
  Stock compensation (Notes 8 and
     9)...........................      864        780       2,007         893         934
  Acquired in-process research and
     development (Note 2).........       --         --       1,840       1,840          --
  Amortization of goodwill (Note
     2)...........................       --         --         550          78         476
                                    -------    -------    --------    --------    --------
     Total operating expenses.....   10,524     13,937      28,200      12,939      20,428
                                    -------    -------    --------    --------    --------
Loss from operations..............   (6,921)    (5,458)    (15,238)     (6,476)    (11,325)
Interest expense..................      (40)      (154)       (314)       (150)        (86)
Interest income and other.........       61        113         291          69         223
                                    -------    -------    --------    --------    --------
Net loss..........................  $(6,900)   $(5,499)   $(15,261)   $ (6,557)   $(11,188)
                                    =======    =======    ========    ========    ========
Net loss per share:
  Basic and diluted...............  $ (2.12)   $ (1.08)   $  (2.27)   $  (1.04)   $  (1.21)
                                    =======    =======    ========    ========    ========
  Weighted average shares.........    3,248      5,079       6,710       6,303       9,184
                                    =======    =======    ========    ========    ========
Pro forma net loss per share:
  Basic and diluted...............                        $  (0.74)   $  (0.35)   $  (0.45)
                                                          ========                ========
  Weighted average shares.........                          20,689      18,636      24,811
                                                          ========                ========

The accompanying notes are an integral part of these consolidated financial statements.

                             CALICO COMMERCE, INC.

                CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT
                                 (IN THOUSANDS)

                                            COMMON                        NOTES
                                             STOCK        ADDITIONAL    RECEIVABLE                                     TOTAL
                                        ---------------    PAID-IN         FROM         UNEARNED     ACCUMULATED   STOCKHOLDERS'
                                        SHARES   AMOUNT    CAPITAL     STOCKHOLDERS   COMPENSATION     DEFICIT        DEFICIT
                                        ------   ------   ----------   ------------   ------------   -----------   -------------
Balance at March 31, 1996.............   4,416    $ 4      $     2       $    --        $    --       $ (2,018)      $ (2,012)
Exercise of stock options.............   2,823      3          186          (166)            --             --             23
Exchange of founder's Common Stock for
  Preferred Stock (Note 9)............    (600)    (1)           1            --             --             --             --
Issuance of Common Stock..............     218     --           35            --             --             --             35
Net loss..............................      --     --           --            --             --         (6,900)        (6,900)
                                        ------    ---      -------       -------        -------       --------       --------
Balance at March 31, 1997.............   6,857      6          224          (166)            --         (8,918)        (8,854)
Exercise of stock options.............   2,936      3          707          (574)            --             --            136
Repayments of notes receivable........      --     --          (16)           28             --             --             12
Issuance of Common Stock..............       8     --            2            --             --             --              2
Repurchase of Common Stock............    (303)    --           (5)           --             --             --             (5)
Unearned compensation (Note 8)........      --     --        2,746            --         (2,746)            --             --
Amortization of unearned compensation
  (Note 8)............................      --     --           --            --            780             --            780
Net loss..............................      --     --           --            --             --         (5,499)        (5,499)
                                        ------    ---      -------       -------        -------       --------       --------
Balance at March 31, 1998.............   9,498      9        3,658          (712)        (1,966)       (14,417)       (13,428)
Exercise of stock options.............   1,526      2        1,811        (1,660)            --             --            153
Issuance of Common Stock..............   1,053      1        9,999            --             --             --         10,000
Repayments of notes receivable........      --     --          (92)          161             --             --             69
Repurchase of Common Stock............    (641)    (1)        (501)           --             --             --           (502)
Issuance of Common Stock options to
  non-employees.......................      --     --          148            --             --             --            148
Unearned compensation (Note 8)........      --     --        2,854            --         (2,854)            --             --
Amortization of unearned compensation
  (Note 8)............................      --     --           --            --          2,041             --          2,041
Net loss..............................      --     --           --            --             --        (15,261)       (15,261)
                                        ------    ---      -------       -------        -------       --------       --------
Balance at March 31, 1999.............  11,436     11       17,877        (2,211)        (2,779)       (29,678)       (16,780)
Exercise of stock options
  (unaudited).........................     194      1          476          (285)            --             --            192
Repurchase of Common Stock
  (unaudited).........................     (42)    --          (89)           82             --              1             (6)
Issuance of Common Stock options to
  non-employees (unaudited)...........      --     --           83            --             --             --             83
Amortization of unearned compensation
  (unaudited).........................      --     --           --            --            933             --            933
Net loss (unaudited)..................      --     --           --            --             --        (11,188)       (11,188)
                                        ------    ---      -------       -------        -------       --------       --------
Balance at September 30, 1999
  (unaudited).........................  11,588    $12      $18,347       $(2,414)       $(1,846)      $(40,865)      $(26,766)
                                        ======    ===      =======       =======        =======       ========       ========

The accompanying notes are an integral part of these consolidated financial statements.

                             CALICO COMMERCE, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                                 SIX MONTHS ENDED
                                                                   YEAR ENDED MARCH 31,            SEPTEMBER 30,
                                                              ------------------------------    -------------------
                                                               1997       1998        1999       1998        1999
                                                              -------    -------    --------    -------    --------
                                                                                                    (UNAUDITED)
Cash flows from operating activities:
Net loss....................................................  $(6,900)   $(5,499)   $(15,261)   $(6,557)   $(11,188)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Provision for doubtful accounts.........................      200        200         200         74         450
    Provision for sales returns.............................      500        200         330        150         329
    Depreciation, amortization and other....................      350        664       2,641        591       1,682
    Stock compensation and other............................      899        780       2,189        893       1,016
    Loss on disposal of assets..............................       --         --         260        260          36
    Acquired in-process research and development............       --         --       1,840      1,840          --
    Changes in assets and liabilities, net of acquisition:
      Accounts receivable...................................   (1,214)    (2,248)     (4,904)    (1,423)     (1,087)
      Other current assets..................................       (9)      (103)     (1,072)      (118)     (1,089)
      Accounts payable......................................      496        406         531        675       1,139
      Accrued liabilities...................................      422      1,202       2,662        342       1,283
      Deferred revenue......................................      915      1,062       3,130      1,142      (1,187)
      Other liabilities.....................................       --         --          91        101         (60)
                                                              -------    -------    --------    -------    --------
         Net cash used in operating activities..............   (4,341)    (3,336)     (7,363)    (2,030)     (8,676)
                                                              -------    -------    --------    -------    --------
Cash flows from investing activities:
  Purchases of property and equipment.......................     (930)    (1,403)     (1,829)      (571)     (2,162)
                                                              -------    -------    --------    -------    --------
         Net cash used in investing activities..............     (930)    (1,403)     (1,829)      (571)     (2,162)
                                                              -------    -------    --------    -------    --------
Cash flows from financing activities:
  Proceeds from issuance of Common Stock....................       23        133      10,153         80         186
  Common stock repurchases..................................       --         --        (502)      (482)         --
  Proceeds from repayments of stockholder loans.............       --         12          69         41          --
  Net proceeds from issuance of preferred stock.............    4,769      4,952      12,217     10,925          16
  Proceeds from issuance of notes payable...................      702        443         763        413       1,000
  Repayments of notes payable...............................      (27)      (144)       (409)      (169)       (311)
  Principal payments under capital lease obligations........      (55)       (64)       (172)       (61)       (128)
                                                              -------    -------    --------    -------    --------
         Net cash provided by financing activities..........    5,412      5,332      22,119     10,747         763
                                                              -------    -------    --------    -------    --------
Net increase in cash and cash equivalents...................      141        593      12,927      8,146     (10,075)
Cash and cash equivalents at beginning of period............    1,780      1,921       2,514      2,514      15,441
                                                              -------    -------    --------    -------    --------
Cash and cash equivalents at end of period..................  $ 1,921    $ 2,514    $ 15,441    $10,660    $  5,366
                                                              =======    =======    ========    =======    ========
Supplemental cash flow disclosures:
  Cash paid for interest....................................  $    40    $   154    $    192    $    97    $     88
                                                              =======    =======    ========    =======    ========
Non cash transactions:
  Issuance of Common Stock for notes receivable.............  $   166    $   574    $  1,660    $ 1,639    $    292
                                                              =======    =======    ========    =======    ========
  Cancellation of notes receivable related to forfeited
    unvested restricted Common Stock........................  $    --    $    16    $     92    $     9    $     89
                                                              =======    =======    ========    =======    ========
  Equipment acquired through capital lease obligations......  $   287    $    --    $    136    $   136    $     --
                                                              =======    =======    ========    =======    ========
  Issuance of Series B Mandatorily Redeemable Convertible
    Preferred Stock warrants................................  $    25    $    53    $     --    $    --    $     --
                                                              =======    =======    ========    =======    ========
Acquired net assets associated with FirstFloor acquisition
  includes:
  Fair value of tangible assets.............................                        $    360    $   360
  Fair value of existing products and core technology.......                           1,547      1,547
  Acquired in-process research and development..............                           1,840      1,840
  Goodwill..................................................                           4,266      4,266
  Fair value of liabilities assumed.........................                          (1,951)    (1,951)
                                                                                    --------    -------
                                                                                    $  6,062    $ 6,062
                                                                                    ========    =======

The accompanying notes are an integral part of these consolidated financial statements.

                             CALICO COMMERCE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

THE COMPANY

     Calico Commerce, Inc. ("Calico" or the "Company") was incorporated on April 14, 1994 as an S-corporation. In May 1995, the Company was reorganized as a C-corporation under California law.

     Calico Commerce, Inc., headquartered in San Jose, California, is a leading provider of electronic commerce software and services that enable its customers to sell complex products and services over the Internet and other platforms. Calico's products enable companies to create a guided selling experience that allows their customers to interactively affect the on-line purchasing process.

     The Company has incurred losses and generated operating cash shortfalls since its inception. It has financed its operations and met its capital expenditure requirements primarily through the sale of private equity securities, and to a lesser extent, notes payable and equipment leases. The Company intends to fund planned increases in expenses and capital expenditures through the proceeds of an initial public offering of shares of its Common Stock (See Note 12).

REINCORPORATION

     In July 1999, the Company's Board of Directors authorized the reincorporation of the Company in the State of Delaware. As a result of the reincorporation, the Company is authorized to issue 150,000,000 shares of $0.001 par value Common Stock and 15,000,000 shares of $0.001 par value Preferred Stock. The Board of Directors has the authority to issue the undesignated Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. Share and per share information for each of the three years in the period ended March 31, 1999 and the three months ended June 30, 1999 has been retroactively adjusted to reflect the reincorporation.

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Calico Technology UK Limited, which commenced operations in April 1998, and FirstFloor Software, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

INTERIM RESULTS (UNAUDITED)

     The accompanying consolidated balance sheet as of September 30, 1999, the consolidated statements of operations and cash flows for the six months ended September 30, 1999 and 1998 and the consolidated statements of stockholders' deficit for the six months ended September 30, 1999 are unaudited. In the opinion of management, these statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the results of these periods. The data disclosed in the notes to the consolidated financial statements for these periods are unaudited.

                             CALICO COMMERCE, INC.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

     The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consist of cash on deposit with banks and money market funds that are stated at cost.

CONCENTRATION OF CREDIT RISK

     Financial instruments which potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents and accounts receivable.

     The Company by policy and practice maintains its cash and cash equivalents with financial institutions the Company believes are of high credit quality. The Company generally requires no collateral from its customers. To reduce its risk, the Company periodically reviews the credit worthiness of its customers. The Company establishes reserves for potential credit losses, and such losses have been within management's estimations.

     The following table sets forth customers comprising 10% or more of the Company's net revenue for each of the periods indicated:

                                                                      SIX MONTHS
                                                                         ENDED
                                           YEAR ENDED MARCH 31,      SEPTEMBER 30,
                                          ----------------------     -------------
CUSTOMER                                  1997     1998     1999     1998     1999
--------                                  ----     ----     ----     ----     ----
                                                                      (UNAUDITED)
A.......................................   22%      --%      --%      --%      --%
  B.....................................   19       --       --       --       --
  C.....................................   12       --       --       --       --
  D.....................................   --       11       --       --       --
  E.....................................   --       --       22       23       --
  F.....................................   --       --       13       21       --
  G.....................................   --       --       --       16       --
  H.....................................   --       --       --       11       --
  I.....................................   --       --       --       --       26
  J.....................................   --       --       --       --       16

     At March 31, 1998, three customers represented 27%, 14% and 12%, respectively, of gross accounts receivable. At March 31, 1999, three customers represented 32%, 12% and 11%, respectively, of gross accounts receivable. At September 30, 1999 (unaudited) three customers represented 15%, 15% and 11%, respectively, of gross accounts receivable.

                             CALICO COMMERCE, INC.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and capital lease obligations are carried at cost, which approximates their fair value because of the short-term maturity of these instruments.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally two to five years. The cost of equipment acquired under a capital lease is amortized over the life of the lease, or the estimated useful life of the assets. Maintenance and repairs are charged to operations as incurred and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the accumulated depreciation thereon are removed from the accounts with any gain or loss realized upon sale or disposal credited or charged to operations, respectively.

INTANGIBLE ASSETS

     Goodwill represents the excess of the purchase price of the acquired business over the fair value of the identifiable net costs acquired and is amortized using the straight-line method over an estimated useful life of four years. Acquired existing products and core technology are being amortized over the period of benefit ranging from seven to 36 months.

     The Company evaluates the recoverability of its intangible assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS No. 121"). SFAS No. 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets.

FOREIGN CURRENCY

     The functional currency of the Company's subsidiaries is the local currency. The balance sheet accounts are translated into United States dollars at the exchange rates prevailing at the balance sheet dates. Revenues, costs and expenses are translated into United States dollars at average rates for the periods. Gains and losses resulting from translation are accumulated as a component of stockholder's deficit. Net gains and losses resulting from foreign exchange transactions are included in the consolidated statements of operations and were not significant during any of the periods presented.

REVENUE RECOGNITION

     The Company's revenues are derived from licenses for its software and related services, which include implementation and integration, technical support, training and consulting. For contracts with multiple elements, and for which vendor-specific objective evidence of fair value for the undelivered elements exists, the Company recognizes revenue for the delivered elements based upon the residual contract value as prescribed by Statement of Position No. 98-9, "Modification of SOP No. 97-2 with Respect to Certain Transactions".

                             CALICO COMMERCE, INC.

     Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant Company obligations with regard to implementation or integration exist, the fee is fixed or determinable and collectibility is probable. Provisions for sales returns are provided at the time of revenue recognition based upon estimated returns. The Company has not incurred charges for product returns to date.

     Services revenue primarily comprises revenue from consulting fees, maintenance contracts and training. Services revenue from consulting and training is recognized as the service is performed. Maintenance contracts include the right to unspecified upgrades and ongoing support. Maintenance revenue is deferred and recognized on a straight-line basis as services revenue over the life of the related contract, which is typically one year.

     License and services revenue on contracts involving significant implementation, customization or services which are essential to the functionality of the software is recognized over the period of each engagement, primarily using the percentage-of-completion method. Labor hours incurred is generally used as the measure of progress towards completion. The Company classifies revenue for these arrangements as license revenue and services revenue based upon its estimates of fair value for each element and recognizes the revenue based on the percentage-of-completion ratio for the arrangement. A provision for estimated losses on engagements is made in the period in which the loss becomes probable and can be reasonably estimated.

     Customer billing occurs in accordance with contract terms. Customer advances and amounts billed to customers in excess of revenue recognized are recorded as deferred revenue. Amounts recognized as revenue in advance of billing (typically under percentage-of-completion accounting) are recorded as unbilled receivables.

RESEARCH AND DEVELOPMENT COSTS

     Expenditures for research and development are charged to expense as incurred. Under Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" certain software development costs are capitalized after technological feasibility has been established. Development costs incurred in the period between achievement of technological feasibility, which the Company defines as the establishment of a working model, until the general availability of such software to customers, has been short and software development costs qualifying for capitalization have been insignificant. Accordingly, the Company has not capitalized any software development costs to date.

STOCK-BASED COMPENSATION

     The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company's stock and the exercise price. Unearned compensation is amortized and expensed in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 28. The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force No. 96-18, "Accounting for Equity

                             CALICO COMMERCE, INC.

Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

     The Company uses the Black-Scholes option pricing model to value options granted to consultants. The related expense is recorded on the option grant date as the options are fully vested at such time.

ADVERTISING EXPENSE

     Advertising costs are expensed as incurred and totaled $238,000, $92,000, and $339,000 during the years ended March 31, 1997, 1998 and 1999, respectively.

INCOME TAXES

     Income taxes are accounted for using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The measurement of current and deferred tax liabilities and assets are based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

COMPREHENSIVE INCOME

     Effective April 1, 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. To date, the Company has not had any significant transactions that are required to be reported in comprehensive income.

NET LOSS PER SHARE

     The Company computes net loss per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128") and SEC Staff Accounting Bulletin No. 98 ("SAB No. 98"). Under the provisions of SFAS No. 128 and SAB No. 98, basic and diluted net loss per share is computed by dividing the net loss available to common stockholders for the period by the weighted average number of shares of Common Stock outstanding during the period. The calculation of diluted net loss per share excludes potential shares of Common Stock if the effect is antidilutive. Potential shares of Common Stock consist of unvested restricted Common Stock, incremental shares of Common Stock issuable upon the exercise of stock options and warrants and shares issuable upon conversion of the Series A, Series B, Series C, Series D and Series E Mandatorily Redeemable Convertible Preferred Stock.

                             CALICO COMMERCE, INC.

     The following table sets forth the computation of basic and diluted net loss per share for the periods indicated (in thousands, except per share amounts):

                                                                      SIX MONTHS
                                       YEAR ENDED MARCH 31,       ENDED SEPTEMBER 30,
                                   ----------------------------   -------------------
                                    1997      1998       1999       1998       1999
                                   -------   -------   --------   --------   --------
                                                                      (UNAUDITED)
Numerator:
Net loss.........................  $(6,900)  $(5,499)  $(15,261)  $ (6,557)  $(11,188)
                                   =======   =======   ========   ========   ========
Denominator:
  Weighted average shares........    5,755     8,136     10,327     10,299     11,483
  Weighted average unvested
     shares of Common Stock
     subject to repurchase.......   (2,507)   (3,057)    (3,617)    (3,996)    (2,299)
                                   -------   -------   --------   --------   --------
  Denominator for basic and
     diluted calculation.........    3,248     5,079      6,710      6,303      9,184
                                   =======   =======   ========   ========   ========
Net loss per share:
  Basic and diluted..............  $ (2.12)  $ (1.08)  $  (2.27)  $  (1.04)  $  (1.21)
                                   =======   =======   ========   ========   ========

     The following table sets forth potential shares of Common Stock that are not included in the diluted net loss per share calculation above because to do so would be anti-dilutive for the periods indicated (in thousands):

                                                                      SIX MONTHS
                                                                         ENDED
                                           YEAR ENDED MARCH 31,      SEPTEMBER 30,
                                         ------------------------   ---------------
                                          1997     1998     1999     1998     1999
                                         ------   ------   ------   ------   ------
                                                                      (UNAUDITED)
Weighted average effect of Common Stock
  equivalents:
Series A Preferred Stock...............   6,000    6,000    6,000    6,000    6,000
  Series B Preferred Stock.............   2,940    3,600    3,600    3,600    3,600
  Series C Preferred Stock.............      --    1,441    2,083    2,083    2,083
  Series D Preferred Stock.............      --       --      766      277    1,256
  Series E Preferred Stock.............      --       --    1,530      373    2,688
  Preferred Stock warrants.............      49      124      133      133      133
  Preferred Stock options..............      --       --       24       10       29
  Unvested shares of Common Stock
     subject to repurchase.............   2,507    3,057    3,617    3,996    2,299
  Common Stock options.................   2,037    1,646    2,245    1,726    4,959
                                         ------   ------   ------   ------   ------
                                         13,533   15,868   19,998   18,198   23,047
                                         ======   ======   ======   ======   ======

                             CALICO COMMERCE, INC.

PRO FORMA NET LOSS PER SHARE (UNAUDITED)

     Pro forma net loss per share for the year ended March 31, 1999 and the six months ended September 30, 1999 is computed using the weighted average number of shares of Common Stock outstanding, including the pro forma effects of the automatic conversion of the Company's Series A, Series B, Series C, Series D (excluding approximately 4,422 and 2,287, weighted average repurchasable shares at March 31, 1999 and September 30, 1999, respectively) and Series E Mandatorily Redeemable Convertible Preferred Stock into shares of the Company's Common Stock effective upon the closing of the Company's initial public offering as if such conversion occurred on April 1, 1998, or at the date of original issuance, if later. The resulting pro forma adjustment includes an increase of 13,979,000 in the weighted average shares used to compute basic net loss per share for the year ended March 31, 1999 and 15,628,000 increase for the six months ended September 30, 1999. The calculation of diluted net loss per share excludes potential shares of Common Stock as their effect would be antidilutive. Pro forma potential shares of Common Stock consist of unvested Common Stock subject to repurchase rights and incremental shares of Common Stock issuable upon the exercise of stock options and warrants.

RECLASSIFICATIONS

     Certain reclassifications have been made to the prior year consolidated financial statements to conform to current period presentation.

RECENT ACCOUNTING PRONOUNCEMENTS

     In March 1998, the AICPA issued Statement of Position No. 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use" ("SOP No. 98-1"). SOP No. 98-1 will become effective during the year ending March 31, 2000. SOP No. 98-1 provides guidance on accounting for computer software developed or obtained for internal use including the requirement to capitalize specified costs and amortization of such costs. The Company does not expect the adoption of SOP No. 98-1 to have a material effect on the Company's results of operations, financial position or cash flows.

     In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivatives and Hedging Activities" ("SFAS No. 133"). This statement establishes accounting and reporting standards of derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 will become effective during the year ending March 31, 2001. The adoption of SFAS No. 133 is not expected to have a material effect on the Company's results of operations, financial position or cash flows.

                             CALICO COMMERCE, INC.

NOTE 2 -- ACQUISITION OF FIRSTFLOOR SOFTWARE, INC.:

     As discussed in Note 1, the Company completed the acquisition of all outstanding capital stock of FirstFloor on August 21, 1998. The transaction was completed pursuant to the Agreement and Plan of Reorganization, dated as of June 23, 1998 among the Company, Calico Acquisition Corporation, FirstFloor and certain stockholders of Calico and certain shareholders of FirstFloor. The acquisition was accounted for using the purchase method of accounting and, accordingly, the net assets and results of operations of FirstFloor have been included in the Company's consolidated financial statements since the acquisition date.

     The purchase consideration included 1,248,423 shares of Series D Mandatorily Redeemable Convertible Preferred Stock valued at approximately $5,690,000. In addition, all of the outstanding stock options granted under the FirstFloor 1993 Stock Option Plan were converted into stock options to purchase 47,203 shares of the Company's Series D Mandatorily Redeemable Convertible Preferred Stock at $4.558 per share. The Black-Scholes option pricing model was used to determine the fair value of the converted options. The fair value of the stock options, of approximately $122,000, was included as a component of the purchase price. The Company also incurred approximately $250,000 in acquisition expenses.

     The total purchase price of $6.1 million was allocated to assets acquired, including tangible and intangible assets, and liabilities assumed, based on their respective estimated fair values at the acquisition date. The estimate of fair value of the net assets acquired is based on an independent appraisal and management estimates.

     The total purchase price was allocated as follows (in thousands):

Fair value of tangible assets...............................  $   360
Fair value of existing products and core technology.........    1,547
Acquired in-process research and development................    1,840
Goodwill....................................................    4,266
Fair value of liabilities assumed...........................   (1,951)
                                                              -------
                                                              $ 6,062
                                                              =======

     The acquisition was structured as a tax free exchange of stock, therefore, the differences between the recognized fair values of acquired net assets, and their historical tax bases are not deductible for tax purposes. Accordingly, a deferred tax liability has been recognized for the differences between the assigned value of intangible assets (excluding goodwill) for book purposes and the tax basis of such assets in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes".

ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT

     In connection with the acquisition, the Company acquired one existing product and two in-process projects. The existing product provides customers with the ability to automatically update their sales force with the latest information. The first acquired in-process project, a marketing information delivery system, is a complete rewrite of the acquired product, and replaced the product

                             CALICO COMMERCE, INC.

upon its release. While the solution remains the same, the functionality has been completely reengineered. This development effort increased the product's utility as well as its scalability on larger intranets, which increases the possible number of users, and provides a variety of data sources instead of just one central database. The second in-process project, a personalization solution, provides customers with the ability to obtain in-depth information and critical data needed to build stronger customer relationships with the objective of increasing revenue and reducing sales cost.

     In connection with the acquisition, the Company recorded a $1.8 million charge in the year ended March 31, 1999 for acquired in-process research and development. This represents the value of purchased in-process research and development on projects that have not yet reached technological feasibility and have no alternative future use.

     The amount of purchase price allocated to in-process research and development was determined using appropriate valuation techniques, including percentage-of-completion which utilizes research and development cost metrics and key milestones to estimate the stage of development of each in-process research and development project at the date of acquisition, estimating cash flows resulting from the expected revenues generated from such projects, and discounting the net cash flows back to their present value. The discount rate includes a factor that takes into account the uncertainty surrounding the successful development of the purchased in-process technology. The remaining identified intangibles, including the value of acquired existing products and core technology, will be amortized over the periods of benefit ranging from seven to 36 months.

     The value assigned to acquired in-process research and development was determined by identifying the two specific research and development projects discussed above, for which technological feasibility had not been established. The first project reached technological feasibility and was commercially released in December 1998. The second project reached technological feasibility and was commercially released in May 1999. In assigning value to the in-process projects, consideration was given, as appropriate, to the stage of completion, the complexity of the work completed to date, the difficulty of completing the remaining development, costs already incurred and the projected cost to complete the projects, adjusting for the relative value and contribution of the core technology. The value assigned to acquired in-process research and development was based on the assumptions set forth in the following paragraph.

     Net cash flows from such projects were determined based on the Company's estimates of revenues, cost of sales, research and development costs, selling, general and administrative costs, and income taxes associated with such projects. Revenue growth rates for each technology was developed considering, among other things, the current and expected industry trends, acceptance of the technologies and historical growth rates for similar industry products. Estimated total revenue from the acquired in-process research and development projects are expected to generally peak in fiscal year 2000 and decline through fiscal year 2001 as other new products are expected to be introduced. These revenue projections were based on management's estimates of market size and growth, expected trends in technology and the expected timing of new product introductions. The Company assumed no synergies as a result of the acquisition and the revenue projections are within the historical growth rates of FirstFloor product introductions. Projected gross margins for the marketing delivery system and personalization solution averaged 74% and 69%, respectively, over the estimated product lives. The estimated selling, general and administrative costs for the marketing delivery system and the personalization solution averaged 41% and 47%, respectively, as a percentage of revenue over the estimated product lives, and are consistent with FirstFloor's historical operating cost

                             CALICO COMMERCE, INC.

structure. The estimated net cash flows of each project were discounted back to their present value using discount rates of 30% and 40%, respectively, which represent premiums over the Company's cost of capital of 20% to reflect the risk associated with the stage of completion of the in-process technologies. The estimated percentage-of-completion of the in-process research and development projects were 82% and 47%, respectively.

     The actual development timeline and costs of approximately $200,000 for the marketing information delivery system and approximately $1.2 million for the personalization solution were in line with the estimates used to compute the estimated percentage-of-completion used in the valuation of the in-process research and development projects. These products were just recently released and it is too premature to compare the actual revenues with those projected. To date, management's cash flow and other assumptions have not materially changed.

CORE TECHNOLOGY

     The amount of purchase price allocated to acquired core technology was determined based upon royalty streams that were assigned as revenue to such technology, recognizing the value of that core technology to the expected product resulting from the in-process research and development. Royalty rates were developed based on published documentation of royalty rates and the specific facts and circumstances, and in Calico's view, are considered reasonable approximations of fair value rates for the respective types of technology under exclusive, perpetual, worldwide licenses.

UNAUDITED PRO FORMA CONSOLIDATED RESULTS OF OPERATIONS

     The following table presents the unaudited pro forma consolidated results of operations of the Company for the years ended March 31, 1998 and 1999 as if the acquisition had been consummated at the beginning of each fiscal year. The pro forma consolidated results of operations include certain pro forma adjustments, including the amortization of intangible assets and the elimination of the charge related to in-process research and development.

     Pro forma basic net loss per share for each year presented is computed using the weighted average number of common shares outstanding, including the pro forma effects of the automatic conversion of the Company's Series A, Series B, Series C and Series E Mandatorily Redeemable Convertible Preferred Stock into shares of the Company's Common Stock effective upon the closing of the Company's initial public offering as if such conversion occurred at the beginning of each fiscal year, or at date of original issuance, if later. The shares of Series D Mandatorily Redeemable Convertible Preferred Stock, issued as consideration for the acquisition, are assumed to be converted into the Company's Common Stock under the automatic conversion feature and outstanding at the beginning of each fiscal year. Pro forma diluted net loss per share excludes potential shares of Common Stock, consisting of options and warrants, as their effect would be antidilutive.

     The unaudited pro forma consolidated results of operations are prepared for comparative purposes only and do not necessarily reflect the results that would have occurred had the acquisition

                             CALICO COMMERCE, INC.

occurred at the beginning of the periods presented or the results which may occur in the future (in thousands, except per share amounts):

                                                                 YEAR ENDED
                                                                 MARCH 31,
                                                            --------------------
                                                              1998        1999
                                                            --------    --------
Net revenues..............................................  $ 13,577    $ 21,737
Net loss..................................................   (12,221)    (16,305)
Net loss per share:
  Basic and diluted.......................................     (0.72)      (0.79)

NOTE 3 -- BALANCE SHEET COMPONENTS (IN THOUSANDS):

                                                     MARCH 31,
                                                 -----------------    SEPTEMBER 30,
                                                  1998      1999          1999
                                                 ------    -------    -------------
                                                                       (UNAUDITED)
ACCOUNTS RECEIVABLE, NET:
Accounts receivable............................  $2,518    $ 8,561       $ 8,761
  Unbilled receivables.........................   1,714        571         1,057
  Allowance for doubtful accounts..............    (580)      (659)       (1,109)
  Allowance for sales returns..................    (700)    (1,030)         (958)
                                                 ------    -------       -------
                                                 $2,952    $ 7,443       $ 7,751
                                                 ======    =======       =======

     Write-offs of accounts receivable charged against the allowance for doubtful accounts were $0, $0 and $121,000 for the years ended March 31, 1997, 1998 and 1999 and $0 for the nine months ended September 30, 1999, respectively.

                                                     MARCH 31,
                                                 -----------------    SEPTEMBER 30,
                                                  1998      1999          1999
                                                 ------    -------    -------------
                                                                       (UNAUDITED)
PROPERTY AND EQUIPMENT, NET:
Computer equipment and software................  $2,534    $ 3,878       $ 5,733
  Furniture, fixtures and leasehold
     improvements..............................     291      1,223         1,034
                                                 ------    -------       -------
                                                  2,825      5,101         6,767
  Less: Accumulated depreciation and
     amortization..............................    (978)    (2,569)       (3,004)
                                                 ------    -------       -------
                                                 $1,847    $ 2,532       $ 3,763
                                                 ======    =======       =======

     Property and equipment includes $395,000, $700,000 and $700,000 of computer and office equipment under capital leases at March 31, 1998 and 1999 and September 30, 1999, respectively. Accumulated depreciation of assets under capital leases totaled $209,000, $360,000 and $485,000 at March 31, 1998 and 1999 and September 30, 1999, respectively.

                             CALICO COMMERCE, INC.

                                                     MARCH 31,
                                                 -----------------    SEPTEMBER 30,
                                                  1998      1999          1999
                                                 ------    -------    -------------
                                                                       (UNAUDITED)
INTANGIBLE AND OTHER ASSETS, NET:
Existing and core technology...................  $   --    $ 1,547       $ 1,547
  Goodwill.....................................      --      4,329         4,329
                                                 ------    -------       -------
                                                     --      5,876         5,876
  Less: Accumulated amortization...............      --     (1,341)       (2,222)
                                                 ------    -------       -------
                                                 $   --    $ 4,535       $ 3,654
                                                 ======    =======       =======
ACCRUED LIABILITIES:
  Accrued compensation and benefits............  $  379    $ 1,149         1,359
  Accrued commissions..........................     540      1,573         1,649
  Other........................................     894      2,726         3,723
                                                 ------    -------       -------
                                                 $1,813    $ 5,448       $ 6,731
                                                 ======    =======       =======

NOTE 4 -- BORROWINGS:

NOTES PAYABLE

     Notes payable consist of amounts payable to an equipment financing company and bank and are collateralized by the underlying assets as follows (in thousands):

                                                                 MARCH 31,
                                                              ---------------
                                                              1998      1999
                                                              -----    ------
7% note; principal and interest payable monthly; matures
  June 2000.................................................  $ 368    $  236
7% note; principal and interest payable monthly; matures
August 2000.................................................    179       120
7% note; principal and interest payable monthly; matures
  October 2000..............................................     90        63
Bank prime (7.75% at March 31, 1999) plus 0.5% note;
  principal and interest payable monthly; matures March
  2001......................................................    337       230
Bank prime (7.75% at March 31, 1999) plus 0.5% note;
  principal and interest payable monthly; matures May
  2001......................................................     --       121
Bank prime (7.75% at March 31, 1999) plus 0.5% note;
  principal and interest payable monthly; matures September
  2001......................................................     --       218
Bank prime (7.75% at March 31, 1999) plus 0.5% note;
  principal and interest payable monthly; matures February
  2002......................................................     --       340
                                                              -----    ------
                                                                974     1,328
Less: current portion of notes payable......................   (330)     (628)
                                                              -----    ------
Notes payable, non-current..................................  $ 644    $  700
                                                              =====    ======

     Under the bank prime plus 0.5% notes above, the Company is required to meet certain monthly and quarterly financial tests, including minimum operating results and certain liquidity, leverage and debt service ratios. At March 31, 1999 and through August 31, 1999, the Company was not in compliance with the minimum operating results covenant and other monthly financial tests. The Company obtained a waiver for the periods in which it was in default.

                             CALICO COMMERCE, INC.

     Future minimum principal payments under the notes at March 31, 1999 are as follows (in thousands):

                        YEAR ENDING
                         MARCH 31,
                        -----------
2000........................................................  $  628
  2001......................................................     538
  2002......................................................     162
  2003......................................................      --
                                                              ------
     Total payments.........................................  $1,328
                                                              ======

NOTE 5 -- INCOME TAXES:

     At March 31, 1999, the Company had approximately $12,093,000 of federal and $9,731,000 of state net operating loss carryforwards available to offset future taxable income which expire in varying amounts beginning in 2011 and 2003, respectively. At March 31, 1999, the Company had approximately $389,000 of federal and $301,000 of state research and development credit carryforwards available to offset future taxable income which expire in varying amounts beginning in 2011 and indefinitely, respectively. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss carryforwards may be impaired or limited in certain circumstances. Events which cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three year period. Due to cumulative ownership changes, at March 31, 1999, the net operating loss carryforwards will be limited to approximately $6,000,000 annually to offset future taxable income.

     Deferred taxes are composed of the following (in thousands):

                                                                  MARCH 31,
                                                              ------------------
                                                               1998       1999
                                                              -------    -------
Deferred tax assets:
Depreciation................................................  $    --    $   250
     Other accruals and liabilities.........................      725      3,146
     Net operating loss and credit carryforwards............    4,460      5,399
                                                              -------    -------
                                                                5,185      8,795
  Less: Valuation allowance.................................   (5,134)    (8,795)
                                                              -------    -------
                                                              $    51    $    --
                                                              =======    =======
  Deferred tax liabilities:
     Non-deductible intangible assets.......................  $    --    $   531
     Depreciation...........................................       51         --
                                                              -------    -------
                                                              $    51    $   531
                                                              =======    =======

     The acquisition of FirstFloor was structured as a tax-free exchange of stock, therefore, the differences between the recognized fair values of acquired net assets and their historical tax bases are not deductible for tax purposes. A deferred tax liability has been recognized for the differences

                             CALICO COMMERCE, INC.

between the assigned fair values of intangible assets (excluding goodwill) for book purposes and the tax bases of such assets.

     For financial reporting purposes the Company has incurred a loss in each period since its inception. Based on the available objective evidence, including the Company's history of losses, management believes it is more likely than not that the net deferred tax assets will not be fully realizable. Accordingly, the Company has provided a full valuation allowance against its net deferred tax assets at March 31, 1998 and 1999. The Company's operating losses are generated domestically and amounts attributable to its foreign operations have been insignificant for all periods presented. A reconciliation between the amount of income tax benefit determined by applying the applicable U.S. statutory income tax rate to pre-tax loss is as follows:

                                                             YEAR ENDED MARCH 31,
                                                             --------------------
                                                             1997    1998    1999
                                                             ----    ----    ----
Federal statutory rate.....................................  (35)%   (35)%   (35)%
State tax, net of federal impact...........................   (6)     (6)     (6)
Provision for valuation allowance on deferred tax assets...   41      36      26
Permanent differences......................................   --       5      15
                                                             ---     ---     ---
                                                              --%     --%     --%
                                                             ===     ===     ===

NOTE 6 -- MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK:

     Mandatorily Redeemable Convertible Preferred Stock ($0.001 par value) at March 31, 1999 was comprised of the following (in thousands):

                                          SHARES
                                 -------------------------    LIQUIDATION    REDEMPTION
                                 AUTHORIZED    OUTSTANDING      AMOUNT         AMOUNT
                                 ----------    -----------    -----------    ----------
Series A.......................     6,045         6,000         $16,000       $ 3,942
Series B.......................     3,692         3,600          23,040         5,729
Series C.......................     2,084         2,084          13,334         4,952
Series D.......................     1,298         1,254           8,035         5,695
Series E.......................     2,694         2,688          17,203        12,217
Undesignated...................        36            --              --            --
                                   ------        ------         -------       -------
                                   15,849        15,626         $77,612       $32,535
                                   ======        ======         =======       =======

     Of the 1,254,128 shares of Series D Mandatorily Redeemable Convertible Preferred Stock outstanding at March 31, 1999, 3,762 were subject to repurchase.

     The holders of Series A, Series B, Series C, Series D and Series E Mandatorily Redeemable Convertible Preferred Stock, have certain rights as follows:

VOTING

     Each share of Series A, Series B, Series C, Series D and Series E Mandatorily Redeemable Convertible Preferred Stock has voting rights equal to an equivalent number of shares of Common Stock into which it is convertible and votes together as one class with the Common Stock.

                             CALICO COMMERCE, INC.

DIVIDENDS

     Holders of Series A, Series B, Series C, Series D and Series E Mandatorily Redeemable Convertible Preferred Stock are entitled to receive noncumulative annual dividends of $0.03, $0.08, $0.12, $0.20 and $0.23 per share, respectively, when and if declared by the Board of Directors. The holders of Series A, Series B, Series C, Series D and Series E Mandatorily Redeemable Convertible Preferred Stock will also be entitled to participate in dividends on Common Stock, when and if declared by the Board of Directors, based on the number of shares of Common Stock into which the Mandatorily Redeemable Convertible Preferred Stock is convertible. As of March 31, 1999, no dividends on Mandatorily Redeemable Convertible Preferred Stock or Common Stock have been declared or paid.

LIQUIDATION

     In the event of any liquidation, dissolution, winding up of affairs, merger or other business combination where the stockholders of the Company retain less than a majority of the voting power in the surviving entity, the holders of Series A, Series B, Series C, Series D and Series E Mandatorily Redeemable Convertible Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the Common Stock, the amounts of $0.67, $1.60, $2.40, $4.558 and $4.558 per share, respectively, adjusted for any stock split, stock dividends, or the like, plus all declared but unpaid dividends. Thereafter, the holders of Mandatorily Redeemable Convertible Preferred Stock and Common Stock share proceeds pro rata, on an as-converted basis, until holders of Series A Mandatorily Redeemable Convertible Preferred Stock have recovered an amount of $2.67 per share and holders of Series B, Series C, Series D and Series E Mandatorily Redeemable Convertible Preferred Stock have recovered an amount of $6.40 per share. All further proceeds shall be distributed to the holders of Common Stock.

REDEMPTION

     Holders of two-thirds of the Series A, Series B, Series C and Series E Mandatorily Redeemable Convertible Preferred Stock may require the Company to redeem the respective series of Mandatorily Redeemable Convertible Preferred Stock at any time. The redemption price for the Series A, Series B, Series C and Series E Mandatorily Redeemable Convertible Preferred Stock shall be $0.67, $1.60, $2.40 and $4.558 per share, respectively, adjusted for any stock split, stock dividends, or the like, plus all declared but unpaid dividends.

     Holders of two-thirds of the Series D Mandatorily Redeemable Convertible Preferred Stock may require the Company to redeem the respective series of Mandatorily Redeemable Convertible Preferred Stock if the requisite percentage of Series A, Series B, Series C, and Series E Mandatorily Redeemable Convertible Preferred Stock have previously requested redemption. The redemption price for the Series D Mandatorily Redeemable Convertible Preferred Stock shall be $4.558 per share adjusted for any stock split, stock dividends, or the like, plus all declared but unpaid dividends.

CONVERSION

     Each share of Series A, Series B, Series C, Series D and Series E Mandatorily Redeemable Convertible Preferred Stock is convertible, at the option of the stockholder, into the number of shares

                             CALICO COMMERCE, INC.

of Common Stock according to a conversion ratio, subject to antidilution. The initial share price of the Mandatorily Redeemable Convertible Preferred Stock used in the conversion ratio shall be $0.67, $1.60, $2.40, $4.558 and $4.558 per share for Series A, Series B, Series C, Series D and Series E Mandatorily Redeemable Convertible Preferred Stock, respectively.

     Automatic conversion will occur upon the consummation of an underwritten public offering priced in excess of $4.80 per share and with total proceeds in excess of $15,000,000. The Series A, Series B, Series D and Series E Mandatorily Redeemable Convertible Preferred Stock shall automatically convert upon written consent of a majority of the holders of Series A, Series B, Series D and Series E Mandatorily Redeemable Convertible Preferred Stock, together. The Series C Mandatorily Redeemable Convertible Preferred Stock shall automatically convert upon written consent of a majority of the Series C stockholders.

MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK OPTIONS AND WARRANTS

     In connection with certain financing arrangements, the Company issued warrants to purchase shares of the Company's Mandatorily Redeemable Convertible Preferred Stock to a capital lessor and lender. These warrants were immediately exercisable after issuance. The Company estimated the fair value of the warrants using the Black-Scholes option pricing model. The Company records the expense related to the warrants over the life of the associated financing instrument as additional interest expense. The following table summarizes the outstanding warrants:

                                                      EXERCISE   ESTIMATED     FISCAL YEAR
                             DATE OF GRANT   SHARES    PRICE     FAIR VALUE   OF EXPIRATION
                             -------------   ------   --------   ----------   -------------
Series A Preferred Stock
  warrants.................  December 1995   42,000    $0.67      $10,000         2003
Series B Preferred Stock
warrants...................  January 1997    34,999     1.60       25,000         2005
Series B Preferred Stock
  warrants.................    June 1997     56,250     1.60       53,000         2008

     In connection with the acquisition of FirstFloor in August 1998, the Company exchanged the options granted under the FirstFloor 1993 Stock Option Plan into options to purchase 47,203 shares of Company's Series D Mandatorily Redeemable Convertible Preferred Stock. These options had a weighted average exercise price of $2.63 per share. At March 31, 1999, 33,354 of such options were outstanding with a weighted average exercise price of $2.70 per share. The options expire upon the earlier of the respective employee termination or 10 years from grant date. See Note 2.

NOTE 7 -- COMMON STOCK:

     The Company's Certificate of Incorporation, as amended, authorizes the Company to issue 150,000,000 shares of $0.001 par value Common Stock.

     On March 5, 1999, the Company sold 1,052,632 shares of Common Stock to a third party for $9.50 per share.

     Certain Common Stock option holders have the right to exercise unvested options, subject to a repurchase right held by the Company, in the event of voluntary or involuntary termination of

                             CALICO COMMERCE, INC.

employment of the stockholder. As of March 31, 1999, approximately 2,670,712 shares of outstanding Common Stock were subject to repurchase by the Company at the original exercise price. Of the 2,670,712 shares of unvested restricted Common Stock repurchaseable, 2,583,212 are available for reissuance under the 1997 Stock Option Plan. As of June 30, 1999 (unaudited), approximately 2,300,274 shares of Common Stock were subject to repurchase by the Company at the original exercise price, all of which are available for reissuance under the 1997 Stock Option Plan.

     At March 31, 1999, the Company had reserved shares of Common Stock for future issuance as follows (in thousands):

                                                              MARCH 31,
                                                                1999
                                                              ---------
Conversion of Series A Preferred Stock and warrants.........     6,045
Conversion of Series B Preferred Stock and warrants.........     3,692
Conversion of Series C Preferred Stock......................     2,084
Conversion of Series D Preferred Stock and options..........     1,298
Conversion of Series E Preferred Stock......................     2,694
Exercise of options under stock option plans................     8,199
Undesignated................................................   125,988

NOTE 8 -- EMPLOYEE BENEFIT PLANS:

401(K) SAVINGS PLAN

     The Company sponsors a 401(k) defined contribution plan covering eligible employees who elect to participate. The Company may elect to contribute matching and discretionary contributions to the plan; however, no contributions were made by the Company since the inception of the plan.

STOCK OPTION PLANS

     In July 1995 and April 1997, the Board of Directors adopted the 1995 Stock Option Plan and 1997 Stock Option Plan, respectively, (collectively, the "Plans") which provide for the issuance of incentive and nonstatutory stock options to employees, officers, directors, and consultants of the Company. The Company has reserved 14,715,000 shares of Common Stock for issuance under the Plans. The share reserve will automatically be increased on the first day of each fiscal year beginning on or after April 1, 2001 by an amount equal to 5% of the number of shares of the Company's Common Stock which were issued and outstanding on the last day of the preceding fiscal year.

     Options under the Plans are generally for periods not to exceed ten years, and must be issued at prices not less than 100% and 85%, for incentive and nonstatutory stock options, respectively, of the estimated fair value of the underlying shares of Common Stock on the date of grant as determined by the Board of Directors. Options granted to stockholders who own greater than 10% of the outstanding stock are for periods not to exceed five years, and must be issued at prices not less than 110% of the estimated fair value of the underlying shares of Common Stock on the date of grant. The plan provides for grants of immediately exercisable options, however, the Company has the right to repurchase any unvested Common Stock upon termination of employment at the original exercise price. Options become exercisable at such times and under such conditions as determined by the

                             CALICO COMMERCE, INC.

Board of Directors. Options generally vest over four years. The Board of Directors has determined that no further options will be granted under the 1995 Option Plan.

     In December 1998, the Company granted immediately exercisable options to a charitable organization to purchase 15,000 shares of Common Stock at an exercise price of $4.50 per share. The Company recorded a charge associated with these options of $45,000, measured using the Black-Scholes option pricing model, which is included in the total stock-based compensation charge for the year ended March 31, 1999.

EMPLOYEE STOCK PURCHASE PLAN

     In July 1999, the Board of Directors adopted the 1999 Employee Stock Purchase Plan (the "Purchase Plan"), subject to stockholder approval. There are 750,000 shares of Common Stock reserved for issuance under the Purchase Plan, none of which has yet been issued. Employees generally will be eligible to participate in the Purchase Plan if they are customarily employed by the Company for more than 20 hours per week and more than five months in a fiscal year. Under the Purchase Plan, eligible employees may select a rate of payroll deduction up to 15% of their compensation, but may not purchase more than 750 shares on any purchase date or stock having a value measured at the beginning of the offering period greater than $25,000 in any calendar year. The first Offering Period commences on the date of the prospectus, will run for approximately 24 months and will be divided into four consecutive purchase periods of approximately six months. Offering Periods and Purchase Periods thereafter will begin on May 1 and November 1 of each year. The price at which the Common Stock is purchased under the Purchase Plan is 85% of the lower of the fair market value of the Company's Common Stock on the first day of the applicable Offering Period or on the last day of that Purchase Period.

                             CALICO COMMERCE, INC.

     The following table summarizes stock option activity under the Plans and non -- plan options (shares in thousands):

                                                                OPTIONS OUTSTANDING
                                                               ---------------------
                                                                            WEIGHTED
                                                   OPTIONS                  AVERAGE
                                                  AVAILABLE    NUMBER OF    EXERCISE
                                                  FOR GRANT     OPTIONS      PRICE
                                                  ---------    ---------    --------
Balance at March 31, 1996.......................      669        3,873       $0.07
Additional shares authorized....................      315           --          --
Options granted.................................     (804)         804        0.12
Options exercised...............................       --       (2,823)       0.07
Options canceled................................      414         (414)       0.09
                                                   ------       ------
Balance at March 31, 1997.......................      594        1,440        0.09
Additional shares authorized....................    3,393           --          --
Options granted.................................   (3,847)       3,847        0.41
Repurchase of restricted Common Stock...........      303           --        0.07
Options exercised...............................       --       (2,936)       0.24
Options canceled................................      411         (411)       0.14
                                                   ------       ------
Balance at March 31, 1998.......................      854        1,940        0.49
Additional shares authorized....................    6,465           --          --
Options granted.................................   (3,688)       3,688        4.59
Repurchase of restricted Common Stock...........      466           --        0.23
Options exercised...............................       --       (1,526)       1.19
Options canceled................................      605         (605)       0.69
                                                   ------       ------
Balance at March 31, 1999.......................    4,702        3,497        4.47
Options granted (unaudited).....................   (3,586)       3,586       10.46
Repurchase of restricted Common Stock
  (unaudited)...................................       42           --        2.15
Options exercised (unaudited)...................       --         (194)       2.46
Options canceled (unaudited)....................      258         (258)       5.00
                                                   ------       ------
Balance at September 30, 1999 (unaudited).......    1,416        6,631        7.75
                                                   ======       ======

                             CALICO COMMERCE, INC.

     The following table summarizes the information about stock options outstanding and exercisable as of March 31, 1999 (shares in thousands):

                                 OPTIONS OUTSTANDING                OPTIONS VESTED AND
                       ---------------------------------------          EXERCISABLE
                                        WEIGHTED                  -----------------------
                                        AVERAGE       WEIGHTED                   WEIGHTED
                                       REMAINING      AVERAGE                    AVERAGE
RANGE OF                 NUMBER       CONTRACTUAL     EXERCISE      NUMBER       EXERCISE
EXERCISE PRICES        OUTSTANDING    LIFE (YEARS)     PRICE      OUTSTANDING     PRICE
---------------        -----------    ------------    --------    -----------    --------
$0.07 -- $0.83.......       432           7.9          $0.34          215         $0.23
 1.00 --  2.63.......       805           8.9           2.30           14          1.19
 2.67 --  3.17.......       660           9.4           3.02           11          3.11
 4.50 --  9.50.......     1,600           9.8           7.28           62          5.23
                          -----                                       ---
                          3,497           9.3           4.47          302          1.40
                          =====                                       ===

     The following table summarizes the information about stock options outstanding and exercisable as of September 30, 1999 (unaudited) (shares in thousands):

                                 OPTIONS OUTSTANDING                OPTIONS VESTED AND
                       ---------------------------------------          EXERCISABLE
                                        WEIGHTED                  -----------------------
                                        AVERAGE       WEIGHTED                   WEIGHTED
                                       REMAINING      AVERAGE                    AVERAGE
RANGE OF                 NUMBER       CONTRACTUAL     EXERCISE      NUMBER       EXERCISE
EXERCISE PRICES        OUTSTANDING    LIFE (YEARS)     PRICE      OUTSTANDING     PRICE
---------------        -----------    ------------    --------    -----------    --------
$0.07 -- $ 0.83......       311           7.5          $0.35          177         $ 0.25
 1.00 --   2.63......       687           8.3           2.33          266           2.40
 2.67 --   3.17......       613           8.9           3.02          114           2.96
 4.50 --  12.00......     5,020           9.6           9.53          102           7.00
                          -----                                       ---
                          6,631           9.3           7.75          659           2.64
                          =====                                       ===

                             CALICO COMMERCE, INC.

FAIR VALUE DISCLOSURE

     The Company calculated the minimum fair value of each option grant on the date of grant using the Black-Scholes option pricing model as prescribed by SFAS No. 123 with the following underlying assumptions:

                                                                      SIX MONTHS
                                                                        ENDED
                                          YEAR ENDED MARCH 31,      SEPTEMBER 30,
                                         -----------------------    --------------
                                         1997     1998     1999     1998     1999
                                         -----    -----    -----    -----    -----
                                                                     (UNAUDITED)
Stock option plans:
Dividend yield.........................     --       --       --       --       --
  Expected volatility..................     --       --       --       --       --
  Average risk free interest rate......   5.87%    6.06%    4.72%    4.72%    5.90%
  Expected life (in years).............      4        4        4        4        4
  Weighted average fair value of
     options granted...................  $0.03    $0.11    $1.22    $0.72    $3.37

PRO FORMA NET LOSS

     Had the Company recorded compensation based on the estimated grant date fair value, as defined by SFAS No. 123, for awards granted under its Plans, the Company's net loss would have been increased to the pro forma amounts below for the fiscal years ended March 31, 1997, 1998 and 1999, and the six months ended September 30, 1998 and 1999, respectively, (in thousands, except per share amounts):

                                                                   SIX MONTHS
                                  YEAR ENDED MARCH 31,         ENDED SEPTEMBER 30,
                             ------------------------------    -------------------
                              1997       1998        1999       1998        1999
                             -------    -------    --------    -------    --------
                                                                   (UNAUDITED)
Net loss as reported.......  $(6,900)   $(5,499)   $(15,261)   $(6,557)   $(11,188)
Pro forma net loss.........   (6,914)    (5,546)    (16,207)    (6,790)    (13,582)
Net loss per share as
  reported.................    (2.12)     (1.08)      (2.27)     (1.04)      (1.21)
Pro forma net loss per
  share....................    (2.12)     (1.08)      (2.41)     (1.08)      (1.48)

     Because additional option grants are expected to be made each year, the above pro forma disclosures are not representative of pro forma effects of option grants on reported net income for future years.

UNEARNED STOCK-BASED COMPENSATION

     In connection with certain stock option grants during the year ended March 31, 1998 and 1999, the Company recorded unearned compensation cost totaling $2,746,000 and $2,854,000, respectively, which is being recognized over the vesting periods of the related options, usually four years.

                             CALICO COMMERCE, INC.

NOTE 9 -- RELATED PARTY TRANSACTIONS:

     In exchange for the issuance of Common Stock upon the exercise of options in the years ended March 31, 1998 and 1999, the Company received notes receivable from certain employees of the Company which bear simple interest at various rates ranging from 5.54% to 6.65% per annum. The notes, which are collateralized by the underlying shares of Common Stock, are full recourse and mature on various dates through fiscal 2002.

     In connection with the offering of the Series B Mandatorily Redeemable Convertible Preferred Stock, a founder exchanged 600,000 shares of Common Stock for 600,000 shares of Series B Mandatorily Redeemable Convertible Preferred Stock. The Company recognized the difference between the original issue price of the Series B Mandatorily Redeemable Convertible Preferred Stock and the estimated fair value of the shares of Common Stock on the date of exchange of $864,000 as compensation expense for the year ended March 31, 1997.

NOTE 10 -- COMMITMENTS AND CONTINGENCIES:

CAPITAL LEASES

     In January 1996, the Company entered into a lease financing agreement that provides for the lease of computers and office equipment up to $400,000, collateralized by the underlying assets. Equipment financed under this agreement is subject to repayment at various times through October 2000. At March 31, 1999, purchases of computers and office equipment under this agreement totaled $395,000.

     In September 1998, the Company entered into a lease financing agreement that provides for the lease of office equipment of $136,000, collateralized by the underlying assets. Equipment financed under this agreement is subject to repayment through January 2003. At March 31, 1999, purchases of office equipment under this agreement totaled $136,000.

     In connection with the FirstFloor acquisition, the Company assumed an equipment financing agreement entered into in March 1997 which provides for the lease of office equipment of up to $360,000, in one or more leases. Each lease is repayable over 36 months and is secured by a first priority security interest in certain assets of the Company. At March 31, 1999, the fair value of office equipment purchased under this agreement totaled $169,000.

OPERATING LEASES

     The Company leases office space and equipment under certain noncancellable operating leases expiring through the year 2004. Total rent expense was $286,000, $580,000, and $1,141,000 for the years ended March 31, 1997, 1998 and
1999, respectively.

     As a part of an approved plan, the Company relocated its corporate headquarters to a new leased facility in August 1998. As a result, the Company recorded a charge, classified in general and administrative expenses, of approximately $660,000 for the minimum lease payments committed under the previous leased facility and losses on the disposal of certain fixed assets in the quarter ended September 30, 1998. At March 31, 1999, there was approximately $230,000 of minimum lease payments remaining.

                             CALICO COMMERCE, INC.

LETTER OF CREDIT

     At March 31, 1999, the Company maintained a $296,000 letter of credit to secure the lease deposit on its corporate headquarters. The letter of credit expires on October 31, 1999, and is included in other current assets.

     Future minimum payments under noncancelable operating and capital leases at March 31, 1999 are as follows (in thousands):

YEAR ENDING                                                   CAPITAL    OPERATING
MARCH 31,                                                     LEASES      LEASES
-----------                                                   -------    ---------
2000........................................................   $305       $1,129
  2001......................................................    135          374
  2002......................................................     41           52
  2003......................................................     30            7
  2004......................................................     --            5
                                                               ----       ------
     Total minimum lease obligations........................    511       $1,567
                                                                          ======
Less: Amount representing interest..........................    (78)
                                                               ----
Present value of minimum lease obligations..................    433
Less: Current portion.......................................   (256)
                                                               ----
Capital lease obligations, non-current......................   $177
                                                               ====

CONTINGENCIES

     From time to time, in the normal course of business, various claims are made against the Company. In the opinion of management, based on consultation with legal counsel, there are no pending claims for which the outcome is expected to result in a material adverse effect on the financial position or results of operations of the Company.

NOTE 11 -- INFORMATION CONCERNING BUSINESS SEGMENTS:

     The Company operates in one single industry segment. The Company does not have separate operating segments for which discrete financial statements are prepared. The Company's management makes operating decisions and assesses performance primarily based upon product revenues and related gross margins.

     The majority of the Company's sales to other foreign countries are originated in the United States and therefore represent export sales. The following is a breakdown of revenues by shipment destination for the years ended March 31, 1997, 1998 and 1999, respectively:

                                                                     SIX MONTHS
                                     YEAR ENDED MARCH 31,        ENDED SEPTEMBER 30,
                                 ----------------------------    -------------------
                                  1997      1998       1999       1998        1999
                                 ------    -------    -------    -------    --------
                                                                     (UNAUDITED)
United States..................  $5,903    $11,827    $20,108    $9,837     $13,836
Other foreign countries........      --         32      1,305       101       1,773
                                 ------    -------    -------    ------     -------
                                 $5,903    $11,859    $21,413    $9,938     $15,609
                                 ======    =======    =======    ======     =======

                             CALICO COMMERCE, INC.

NOTE 12 -- SUBSEQUENT EVENTS:

INITIAL PUBLIC OFFERING

     In July 1999, the Company's Board of Directors authorized management to file a registration statement with the Securities and Exchange Commission to permit the Company to sell shares of its Common Stock to the public.

     On September 3, 1999, the Company entered into an agreement to sell $20.0 million worth of shares of Common Stock to Dell U.S.A., L.P. in a private placement, representing 1,536,000 shares of common stock at $13.02 per share. The private placement is contingent upon the consummation of the initial public offering.

     On September 29 1999, the Company entered into an agreement to sell $4.0 million worth of shares of Common Stock to Andersen Consulting LLP in a private placement, representing 307,200 shares of Common Stock at $13.02 per share. The private placement is contingent upon the consummation of the initial public offering. The Company has agreed to appoint a representative of Andersen Consulting to its Board of Directors upon the closing of this private placement. Additionally, on September 16, 1999, the Company entered into a consulting services agreement and a joint marketing agreement with Andersen Consulting. Pursuant to the consulting services agreement, the Company has a binding commitment to purchase $1.0 million of consulting services over the next 18 months, to include the creation of prototypes and external presentations, development of training materials, product testing and other activities supporting the Company's future product releases. Pursuant to the joint marketing agreement, Andersen Consulting acquires rights to market integration services related to the Company's software and the Company agrees to promote Andersen Consulting as the preferred integrator of the Company's software.

STOCK SPLIT

     On August 24, 1999, the Board of Directors of the Company approved a 3-for-2 stock split of the Company's outstanding Common Stock. Share and per share information for all periods presented has been retroactively adjusted to reflect the stock split.

STOCK OPTION GRANTS

     During the period from April 1, 1999 through September 28, 1999, the Company granted stock options to employees to purchase an aggregate of 3,586,049 shares of Common Stock ranging from $9.50 to $12.00 per share. The Company has not recorded any deferred compensation relative to these grants.

WARRANTS

     In September 1999, the Company entered into a commitment with a bank to issue variable rate installment notes in connection with a proposed $3.0 million equipment financing credit line expiring June 30, 2000, which the Company expects to complete in October 1999. The loan bears interest at the bank's prime rate plus 0.50% per year, and interest is repayable only during the draw period, with principal amortizing over the subsequent 36 months. The bank advanced the Company $1.0 million under this commitment on September 30, 1999. In connection with this commitment, the Company issued warrants to the bank to purchase 5,263 shares of Common Stock at $9.50 per share, expiring

                             CALICO COMMERCE, INC.

on September 24, 2002. The Company estimated the fair value of the warrants at $30,000 using the Black-Scholes option pricing model assuming a fair value of the Company's Common Stock of $12.00, risk-free interest rate of 5.5%, volatility factor of 50% and life of three years. The Company will record the expense related to the warrants over the life of the associated financing instrument as additional interest expense.

NOTE 13 -- SUBSEQUENT EVENTS (UNAUDITED):

COMPLETION OF INITIAL PUBLIC OFFERING

     On October 7, 1999, the Company completed an initial public offering of its common stock. The initial public offering price for the 4,600,000 shares offered by the Company, including the over-allotment option exercised by the underwriters, was $14.00 per share. Net proceeds to the Company, before offering expenses, were $59.9 million or $13.02 per share.

     Simultaneous with the closing of the initial public offering, the Company received an additional $24.0 million from the sale of an aggregate of 1,843,200 shares of common stock at $13.02 per share in private placements to Dell U.S.A., L.P., a Texas limited partnership ($20.0 million) and Andersen Consulting LLP ($4.0 million).

BORROWINGS

     In October 1999, the bank commitment discussed in Note 12 was completed with the same terms stated above as discussed in Note 12. The Company is required to meet certain monthly and quarterly financial tests, including minimum operating results and certain liquidity, leverage and debt service ratios. All previous agreements with the financial institution are now under these same covenants. At September 30, 1999 the Company was not in compliance with the quick ratio covenant for which the Company obtained a waiver.

ACQUISITION

     On November 19, 1999, Calico reached a definitive agreement to acquire ConnectInc.com in a transaction assumed to be accounted for using the purchase method of accounting. Calico will issue 1,203,544 shares of Calico Common Stock with an assumed value of $79.6 million based on the average closing prices of Calico's Common Stock for the few days before and after the agreement date of November 19, 1999. Calico will also assume all outstanding stock options granted by ConnectInc.com. The fair value of the assumed options and a warrant is approximately $10.4 million, and is included as a component of the purchase price. The Black-Scholes option pricing model was used to determine the fair value of the converted options. The Company also anticipates incurring approximately $2.0 million in acquisition expenses, including financial advisory and legal fees and other direct transaction costs.

                             CALICO COMMERCE, INC.

             PRO FORMA COMBINED CONSOLIDATED FINANCIAL INFORMATION

OVERVIEW

     The Company completed the acquisition of all outstanding capital stock of FirstFloor Software, Inc. ("FirstFloor") on August 21, 1998. The transaction was completed pursuant to the Agreement and Plan of Reorganization, dated as of June 23, 1998 among the Company, Calico Acquisition Corporation, FirstFloor and certain stockholders of the Company and certain shareholders of FirstFloor. The acquisition was accounted for using the purchase method of accounting and, accordingly, the net assets and results of operations of FirstFloor have been included in the Company's consolidated financial statements since the acquisition date.

     The purchase consideration included 1,248,423 shares of Series D Mandatorily Redeemable Convertible Preferred Stock, valued at $4.558 per share based on the value of the Series E Mandatorily Redeemable Convertible Preferred Stock which were sold to third party investors shortly after the acquisition, at approximately $5,690,000. In addition, all of the outstanding options granted under the FirstFloor 1993 Stock Option Plan were converted into options to purchase 47,203 shares of the Company's Series D Mandatorily Redeemable Convertible Preferred Stock. The Black-Scholes option pricing model was used to determine the fair value of the converted options. The fair value, of approximately $122,000, was included as a component of the purchase price. The Company also incurred approximately $250,000 in acquisition expenses.

     The total purchase price of $6.1 million was allocated to assets acquired, including tangible and intangible assets, and liabilities assumed, based on their respective estimated fair values at the acquisition date. The estimate of fair value of the net assets acquired is based on an independent appraisal and management estimates.

     The total purchase price was allocated as follows (in thousands):

Fair value of tangible assets...............................  $   360
Fair value of existing products and core technology.........    1,547
Acquired in-process research and development................    1,840
Goodwill....................................................    4,266
Fair value of liabilities assumed...........................   (1,951)
                                                              -------
                                                              $ 6,062
                                                              =======

     The acquisition has been structured as a tax-free exchange of stock, therefore, the differences between the recognized fair values of required assets, including tangible and intangible assets, and their historical tax bases are not deductible for tax purposes.

     The following unaudited pro forma consolidated statement of operations gives effect to this acquisition as if it had occurred as of April 1, 1998, by consolidating the results of operations of FirstFloor with the operations of Calico.

     The unaudited pro forma consolidated statement of operations is not necessarily indicative of the operating results that would have been achieved had the transaction been in effect as of the beginning of the period presented and should not be construed as being a representation of future operating results.

     The historical consolidated financial statements for the Company and FirstFloor are included elsewhere in this prospectus and the unaudited pro forma consolidated financial information presented herein should be read in conjunction with those consolidated financial statements and related notes.

                             CALICO COMMERCE, INC.

            PRO FORMA COMBINED CONSOLIDATED STATEMENT OF OPERATIONS
                                  (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                         YEAR ENDED MARCH 31, 1999
                                            ---------------------------------------------------
                                             CALICO    FIRSTFLOOR   ADJUSTMENTS       PRO FORMA
                                            --------   ----------   -----------       ---------
Revenues
License...................................  $ 10,482    $   283       $   (21)(A)     $ 10,744
  Services................................    10,931        150           (88)(A)       10,993
                                            --------    -------       -------         --------
     Net revenues.........................    21,413        433          (109)          21,737
Cost of net revenues
Licenses..................................     1,179          3           196(A)(B)      1,378
  Services................................     7,272        295           (88)(A)        7,479
                                            --------    -------       -------         --------
     Cost of net revenues.................     8,451        298           108            8,857
                                            --------    -------       -------         --------
Gross profit..............................    12,962        135          (217)          12,880
Operating expenses:
  Sales and marketing.....................    14,138        574            --           14,712
  Research and development................     5,677        774            --            6,451
  General and administrative..............     3,988      1,058            --            5,046
  Stock compensation......................     2,007         --            --            2,007
  Acquired in-process research and
     development..........................     1,840         --        (1,840)(C)           --
  Amortization of goodwill................       550         --           401(B)           951
                                            --------    -------       -------         --------
     Total operating expenses.............    28,200      2,406        (1,439)          29,167
                                            --------    -------       -------         --------
Loss from operations......................   (15,238)    (2,271)        1,222          (16,287)
Interest and other income, net............       (23)         5            --              (18)
                                            --------    -------       -------         --------
Net loss..................................  $(15,261)   $(2,266)      $ 1,222         $(16,305)
                                            ========    =======       =======         ========
Pro forma net loss per share(D):
  Basic and diluted............................................................       $  (0.79)
                                                                                      ========
  Weighted average shares......................................................         20,689
                                                                                      ========

See accompanying notes to Pro Forma Combined Consolidated Financial Information

                             CALICO COMMERCE, INC.

         NOTES TO PRO FORMA COMBINED CONSOLIDATED FINANCIAL INFORMATION
                                  (UNAUDITED)

NOTE 1 -- BASIS OF PRESENTATION:

     The unaudited pro forma combined consolidated statement of operations has been prepared to reflect the acquisition of FirstFloor Software, Inc. by Calico as if the acquisition had occurred as of April 1, 1998. The pro forma combined consolidated statement of operations for the year ended March 31, 1999 reflects the combination of the separate historical statement of operations of Calico for the year ended March 31, 1999, which include the results of FirstFloor subsequent to its acquisition, and of FirstFloor for the period from April 1, 1998 through the date of acquisition. Revenues of approximately $329,000 and net loss of approximately $1.4 million of FirstFloor for the period of January 1, 1998 through March 31, 1998 are not included in the pro forma combined consolidated statement of operations.

NOTE 2 -- PRO FORMA ADJUSTMENTS:

     The following adjustments were applied to the historical statements of operations to arrive at the pro forma combined consolidated statement of operations:

          (A) Reflects the elimination of license revenues recognized by FirstFloor related to royalty payments paid by Calico to FirstFloor for sub-licensing of FirstFloor's products, prior to the Company's acquisition of FirstFloor. Additionally, the related cost of license revenues recognized by Calico has been eliminated.

          (B) Reflects the amortization expense related to existing products and core technology and goodwill acquired in the acquisition for the period April 1, 1998 through the date of acquisition.

          (C) The in-process research and development charge related to the acquisition has been reflected in the historical statements of operations on the date upon which the acquisition was consummated. The pro forma combined consolidated statement of operations excludes the nonrecurring charge for acquired in-process research and development totaling $1.8 million.

          (D) Pro forma basic net loss per share for the year ended March 31, 1999 is computed using the weighted average number of common shares outstanding, including the pro forma effects of the automatic conversion of the Company's Series A, Series B, Series C and Series E Mandatorily Redeemable Convertible Preferred Stock into shares of the Company's Common Stock effective upon the closing of the Company's initial public offering as if such conversion occurred on April 1, 1998, or at date of original issuance, if later. The shares of Series D Mandatorily Redeemable Convertible Preferred Stock, issued as consideration for the acquisition, are assumed to be converted into the Company's Common Stock under the automatic conversion feature and outstanding as of April 1, 1998.

     Pro forma diluted net loss per share excludes potential shares of Common Stock, consisting of options and warrants, as their effect would be antidilutive.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
FirstFloor Software, Inc.

     We have audited the accompanying balance sheets of FirstFloor Software, Inc. (the "Company") as of December 31, 1996 and 1997 and the related statements of operations, shareholders' equity (net capital deficiency) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FirstFloor Software, Inc. at December 31, 1996 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company has incurred recurring losses from operations. This raises substantial doubt about the Company's ability to continue as a going concern. Management's plans as to these matters are also described in Note 1. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability or classification of assets or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

                                      ERNST & YOUNG LLP

Palo Alto, California
April 10, 1998

                           FIRSTFLOOR SOFTWARE, INC.

                                 BALANCE SHEETS

                                                                     DECEMBER 31,
                                                              ---------------------------
                                                                 1996            1997
                                                              -----------    ------------
ASSETS:
Current assets:
  Cash and cash equivalents.................................  $ 4,883,027    $  2,119,784
  Short-term investments....................................    1,987,171              --
  Accounts receivable.......................................       99,628          78,233
  Prepaid expenses and other current assets.................       44,366          48,163
                                                              -----------    ------------
     Total current assets...................................    7,014,192       2,246,180
Property and equipment, net.................................      257,812         311,201
Other assets................................................       15,956          18,554
                                                              -----------    ------------
                                                              $ 7,287,960    $  2,575,935
                                                              ===========    ============
LIABILITIES AND SHAREHOLDERS' EQUITY:
Current liabilities:
  Accounts payable..........................................  $    87,357    $     66,135
  Accrued compensation and related liabilities..............      108,012         110,588
  Accrued royalties.........................................       55,470              --
  Other accrued liabilities.................................       96,559         145,416
  Current portion of deferred revenue.......................      320,699         219,901
  Current portion of capital leases.........................           --          79,431
                                                              -----------    ------------
     Total current liabilities..............................      668,097         621,471
Deferred revenue............................................      229,163              --
Noncurrent portion of capital leases........................           --         172,545
Commitments
SHAREHOLDERS' EQUITY:
Convertible preferred stock, no par value, 15,000,000 shares authorized, issuable in series:
  Series A, 750,000 shares designated, issued and
     outstanding; aggregate liquidation preference of
     $750,000...............................................      740,493         740,493
  Series B, 1,794,117 shares designated, issued and
     outstanding; aggregate liquidation preference of
     $3,050,000.............................................    3,033,754       3,033,754
  Series C, 3,000,000 shares designated, issued and
     outstanding; aggregate liquidation preference of
     $1,500,000.............................................    1,490,985       1,490,985
  Series D, 4,000,000 shares designated, 3,588,898 and
     3,567,143 shares issued and outstanding in 1997 and
     1996, respectively; aggregate liquidation preference of
     $10,228,359............................................    9,647,105       9,709,107
  Common stock, no par value, 30,000,000 shares authorized,
     3,254,904 and 3,055,481 shares issued and outstanding
     in 1997 and 1996, respectively.........................      196,080         256,909
  Accumulated deficit.......................................   (8,717,717)    (13,449,329)
                                                              -----------    ------------
     Total shareholders' equity.............................    6,390,700       1,781,919
                                                              -----------    ------------
                                                              $ 7,287,960    $  2,575,935
                                                              ===========    ============

See accompanying notes.

                           FIRSTFLOOR SOFTWARE, INC.

                            STATEMENTS OF OPERATIONS

                                           YEAR ENDED                 SIX MONTHS ENDED
                                          DECEMBER 31,                    JUNE 30,
                                   --------------------------    --------------------------
                                      1996           1997           1997           1998
                                   -----------    -----------    -----------    -----------
                                                                        (UNAUDITED)
Revenue:
License and product..............  $ 2,251,311    $ 1,581,577    $   906,644    $   517,791
  Contract and service...........      205,000        158,655         79,790        184,139
                                   -----------    -----------    -----------    -----------
     Total revenue...............    2,456,311      1,740,232        986,434        701,930
Costs and expenses:
  Royalties......................      257,764             --             --             --
  Research and development.......    2,311,178      2,895,805      1,324,550      1,575,250
  Marketing and sales............    2,471,827      2,634,378      1,344,678      1,166,648
  General and administrative.....      966,368      1,191,809        561,497        636,095
                                   -----------    -----------    -----------    -----------
     Total costs and expenses....    6,007,137      6,721,992      3,230,725      3,377,993
                                   -----------    -----------    -----------    -----------
Loss from operations.............   (3,550,826)    (4,981,760)    (2,244,291)    (2,676,063)
Interest income, net.............      114,929        250,148        158,948         17,777
                                   -----------    -----------    -----------    -----------
Net loss.........................  $(3,435,897)   $(4,731,612)   $(2,085,343)   $(2,658,286)
                                   ===========    ===========    ===========    ===========

See accompanying notes.

                           FIRSTFLOOR SOFTWARE, INC.

          STATEMENTS OF SHAREHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)

                                                                  CONVERTIBLE PREFERRED STOCK
                                 ---------------------------------------------------------------------------------------------
                                      SERIES A               SERIES B                 SERIES C                 SERIES D
                                 ------------------   ----------------------   ----------------------   ----------------------
                                 SHARES     AMOUNT     SHARES       AMOUNT      SHARES       AMOUNT      SHARES       AMOUNT
                                 -------   --------   ---------   ----------   ---------   ----------   ---------   ----------
Balance at December 31, 1995...  750,000   $740,493   1,794,117   $3,033,754   3,000,000   $1,490,985          --   $       --
Issuance of Series D
convertible preferred stock for
cash and conversion of notes
payable and accrued interest,
net of issuance costs of
$519,252.......................       --         --          --           --          --           --   3,567,143    9,647,105
Issuance of common stock for
  the exercise of stock
  options......................       --         --          --           --          --           --          --           --
Repurchase of unvested
  shares.......................       --         --          --           --          --           --          --           --
Net loss.......................       --         --          --           --          --           --          --           --
                                 -------   --------   ---------   ----------   ---------   ----------   ---------   ----------
Balance at December 31, 1996...  750,000    740,493   1,794,117    3,033,754   3,000,000    1,490,985   3,567,143    9,647,105
Issuance of Series D
  convertible preferred stock
  to consultants for services
  rendered.....................       --         --          --           --          --           --      21,755       62,002
Issuance of common stock for
  the exercise of stock
  options......................       --         --          --           --          --           --          --           --
Repurchase of unvested
  shares.......................       --         --          --           --          --           --          --           --
Net loss.......................       --         --          --           --          --           --          --           --
                                 -------   --------   ---------   ----------   ---------   ----------   ---------   ----------
Balance at December 31, 1997...  750,000    740,493   1,794,117    3,033,754   3,000,000    1,490,985   3,588,898    9,709,107
Issuance of common stock for
  the exercise of stock options
  (unaudited)..................       --         --          --           --          --           --          --           --
Repurchase of unvested shares
  (unaudited)..................       --         --          --           --          --           --          --           --
Net loss (unaudited)...........       --         --          --           --          --           --          --           --
                                 -------   --------   ---------   ----------   ---------   ----------   ---------   ----------
Balance at June 30, 1998
  (unaudited)..................  750,000   $740,493   1,794,117   $3,033,754   3,000,000   $1,490,985   3,588,898   $9,709,107
                                 =======   ========   =========   ==========   =========   ==========   =========   ==========

                                                                           TOTAL
                                                                       SHAREHOLDERS'
                                     COMMON STOCK                         EQUITY
                                 --------------------   ACCUMULATED    (NET CAPITAL
                                  SHARES      AMOUNT      DEFICIT       DEFICIENCY)
                                 ---------   --------   ------------   -------------
Balance at December 31, 1995...  1,298,642   $ 14,242   $ (5,281,820)   $    (2,346)
Issuance of Series D
convertible preferred stock for
cash and conversion of notes
payable and accrued interest,
net of issuance costs of
$519,252.......................         --         --             --      9,647,105
Issuance of common stock for
  the exercise of stock
  options......................  1,926,503    206,930             --        206,930
Repurchase of unvested
  shares.......................   (169,664)   (25,092)            --        (25,092)
Net loss.......................         --         --     (3,435,897)    (3,435,897)
                                 ---------   --------   ------------    -----------
Balance at December 31, 1996...  3,055,481    196,080     (8,717,717)     6,390,700
Issuance of Series D
  convertible preferred stock
  to consultants for services
  rendered.....................         --         --             --         62,002
Issuance of common stock for
  the exercise of stock
  options......................    216,561     63,203             --         63,203
Repurchase of unvested
  shares.......................    (17,138)    (2,374)                       (2,374)
Net loss.......................         --         --     (4,731,612)    (4,731,612)
                                 ---------   --------   ------------    -----------
Balance at December 31, 1997...  3,254,904    256,909    (13,449,329)     1,781,919
Issuance of common stock for
  the exercise of stock options
  (unaudited)..................     46,616     13,234             --         13,234
Repurchase of unvested shares
  (unaudited)..................    (22,324)    (3,142)            --         (3,142)
Net loss (unaudited)...........         --         --     (2,658,286)    (2,658,286)
                                 ---------   --------   ------------    -----------
Balance at June 30, 1998
  (unaudited)..................  3,279,196   $267,001   $(16,107,615)   $  (866,275)
                                 =========   ========   ============    ===========

See accompanying notes.

                           FIRSTFLOOR SOFTWARE, INC.

                            STATEMENTS OF CASH FLOWS

                                                              YEAR ENDED                  SIX MONTHS
                                                             DECEMBER 31,               ENDED JUNE 30,
                                                       -------------------------   -------------------------
                                                          1996          1997          1997          1998
                                                       -----------   -----------   -----------   -----------
                                                                                          (UNAUDITED)
OPERATING ACTIVITIES
Net loss.............................................  $(3,435,897)  $(4,731,612)  $(2,085,343)  $(2,658,286)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation and amortization......................      137,245       182,008       105,644        88,919
  Issuance of Series D preferred stock to consultants
     for services rendered...........................           --        62,002            --            --
  (Gain) loss on disposal of capital equipment.......       21,214        (5,865)        8,205            --
  Accrued interest on convertible notes payable
     converted to preferred stock....................       20,938            --            --            --
Changes in assets and liabilities:
  Accounts receivable................................      285,926        21,395        94,628      (223,680)
  Prepaid expenses and other current assets..........      (15,713)       (3,797)      (20,804)       24,318
  Other assets.......................................       (6,081)       (2,598)      (59,857)      (12,482)
  Accounts payable...................................        9,067       (21,222)      (57,951)       (4,067)
  Accrued compensation and related liabilities.......       78,828         2,576        98,113         4,590
  Accrued royalties..................................        5,470       (55,470)      (55,470)           --
  Other accrued liabilities..........................       28,393        48,857       112,351       (62,490)
  Deferred revenue...................................      (74,537)     (329,961)      173,518       375,079
                                                       -----------   -----------   -----------   -----------
Net cash used in operating activities................   (2,945,147)   (4,833,687)   (1,686,966)   (2,468,099)
                                                       -----------   -----------   -----------   -----------
INVESTING ACTIVITIES
Sales (purchases) of short-term investments..........   (1,987,171)    1,987,171       (19,716)           --
Capital expenditures.................................     (239,616)      (27,961)     (165,523)     (119,123)
Proceeds from sale of capital equipment..............           --        93,108            --            --
                                                       -----------   -----------   -----------   -----------
Net cash provided by (used in) investing
  activities.........................................   (2,226,787)    2,052,318      (185,239)     (119,123)
                                                       -----------   -----------   -----------   -----------
FINANCING ACTIVITIES
Payments under capital lease obligations.............           --       (42,703)      183,167       (39,752)
Proceeds from issuance of convertible notes
  payable............................................    2,000,000            --            --     1,150,000
Net proceeds from issuance of preferred stock........    7,626,167            --            --            --
Proceeds from issuance of common stock, net of
  repurchases........................................      181,838        60,829         4,261        10,092
                                                       -----------   -----------   -----------   -----------
Cash flows provided by financing activities..........    9,808,005        18,126       187,428     1,120,340
                                                       -----------   -----------   -----------   -----------
Net increase (decrease) in cash and cash
  equivalents........................................    4,636,071    (2,763,243)   (1,684,777)   (1,466,882)
Cash and cash equivalents at beginning of period.....      246,956     4,883,027     4,883,027     2,119,783
                                                       -----------   -----------   -----------   -----------
Cash and cash equivalents at end of period...........  $ 4,883,027   $ 2,119,784   $ 3,198,250   $   652,901
                                                       ===========   ===========   ===========   ===========
SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING ACTIVITIES
Equipment acquired under capital leases..............  $        --   $   201,571   $    17,262   $    93,107
                                                       ===========   ===========   ===========   ===========
Conversion of notes payable to preferred stock.......  $ 2,000,000   $        --   $        --   $        --
                                                       ===========   ===========   ===========   ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest...............................  $        --   $    18,236   $     5,605   $    15,079
                                                       ===========   ===========   ===========   ===========

See accompanying notes.

                           FIRSTFLOOR SOFTWARE, INC.

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1997

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BUSINESS

     FirstFloor Software, Inc. (the "Company"), formerly FirstFloor, Inc., was incorporated in the state of California on October 19, 1992. The Company develops and markets interactive marketing systems for business-to-business communications.

     At December 31, 1997, the Company has recorded cumulative operating losses of $13,449,329 including losses of $4,731,612 and $3,435,897 for the years ended December 31, 1997 and 1996, respectively. The Company will need to obtain additional funds from existing or new investors to continue building production, sales and marketing capabilities, continue its research and development activities and fund operating expenses, as necessary. Management believes that it will be able to obtain additional funds through equity or debt financing. If adequate funds are not available, the Company may be required to reduce its level of spending, eliminate one of more of its research and development programs or obtain funds through arrangements with corporate partners or others which may require the Company to relinquish certain rights of its technologies or product candidates.

INTERIM FINANCIAL DATA

     The accompanying interim financial statements for the six months ended June 30, 1997 and 1998 are unaudited. In the opinion of management, the unaudited interim financial statements have been prepared on the same basis as the annual financial statements and reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the results of the Company's operations for the six months ended June 30, 1997 and 1998.

     The results of operations for the six months ended June 30, 1997 and 1998 are not necessarily indicative of results to be expected for the full fiscal year.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATIONS

     Certain amounts reported in the financial statements as of December 31, 1996 have been reclassified to conform with the presentation adopted by the Company to report its 1997 financial results.

CUSTOMER CONCENTRATION

     A limited number of customers historically have accounted for a substantial portion of the Company's revenues. Sales of the Company's products and contracts for its technology will vary as a result of fluctuations in market demand for such products and technology. Further, the markets in which the Company competes are characterized by rapid technological change and increased competition.

                           FIRSTFLOOR SOFTWARE, INC.

     Revenues from customers representing 10% or more of total revenue during fiscal 1996 and 1997 are as follows:

                                                              1996    1997
                                                              ----    ----
Customer:
A...........................................................   48%     46%
  B.........................................................   24      17
  C.........................................................    6      11
  D.........................................................    0      11
  E.........................................................   15       3

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents and short-term investments consist of money market funds, commercial paper, corporate notes, and auction rate preferred stock. The fair market value, based on quoted market prices of the cash equivalents and short-term investments, is substantially equal to their carrying value at December 31, 1996 and 1997.

     Under FAS 115, management classifies investments as available-for-sale at the time of purchase and periodically reevaluates such designation. Debt securities are classified as available-for-sale and are reported at fair value. Unrecognized gains or losses on available-for-sale securities are included, net of tax, in shareholders' equity until their disposition. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in interest income. The cost of securities sold is based on specific identification.

     All cash equivalents and short-term investments are classified as available-for-sale securities and consist of the following:

                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 1996          1997
                                                              ----------    ----------
Cash and cash equivalents:
Bank and money market funds.................................  $  350,430    $2,119,784
  Commercial paper..........................................   2,494,447            --
  Corporate notes/bonds.....................................   2,038,150            --
                                                              ----------    ----------
     Total..................................................  $4,883,027    $2,119,784
                                                              ==========    ==========
Short-term investments:
  Commercial paper..........................................  $  987,004    $       --
  Auction rate preferred stock..............................   1,000,167            --
                                                              ----------    ----------
     Total..................................................  $1,987,171    $       --
                                                              ==========    ==========

     Unrealized holding gains and losses on available-for-sale securities at December 31, 1996 and 1997 and gross realized gains and losses on sales of available-for-sale securities during the year ended December 31, 1996 and 1997 were immaterial.

                           FIRSTFLOOR SOFTWARE, INC.

PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost and consists of the following:

                                                               DECEMBER 31,
                                                          ----------------------
                                                            1996         1997
                                                          ---------    ---------
Computer equipment and software.........................  $ 405,235    $ 627,380
Furniture and fixtures..................................     37,793       37,793
Leasehold improvements..................................     51,555       51,555
                                                          ---------    ---------
                                                            494,583      716,728
Less accumulated depreciation and amortization..........   (236,771)    (405,527)
                                                          ---------    ---------
                                                          $ 257,812    $ 311,201
                                                          =========    =========

     Depreciation is provided using the straight line method over the shorter of the estimated useful lives or lease term of the respective assets, generally three years. Property and equipment financed under a capital lease were $294,679 at December 31, 1997. There were no capital leases at December 31, 1996. Accumulated amortization related to leased assets was $59,906 at December 31, 1997. Amortization related to capital leases is included in depreciation expense.

CONCENTRATION OF CREDIT RISK

     The Company's concentration of credit risk consists principally of cash, cash equivalents, short-term investments, and receivables. The Company's investment policy restricts investments to high-credit quality investments and limits the amounts invested with any one issuer. The Company sells primarily to original equipment manufacturers in the United States, performs ongoing credit evaluations of its customers' financial condition, and generally requires no collateral.

STOCK-BASED COMPENSATION

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). The Company has elected to account for employee stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB Opinion No. 25) and to adopt the "disclosure only" alternative described in FAS 123.

REVENUE RECOGNITION

     License fees for the Company's products are generally recognized ratably over the initial or subsequent renewal periods as unspecified future deliverables, including product enhancements and new products, are included in such license agreements. For transactions that do not involve such unspecified future deliverables, product revenues are recognized at the time of shipment of the products and fulfillment of acceptance terms, if any, and when no significant contractual obligations remain outstanding and collection of the resulting receivable is deemed probable.

     Contracts involving custom software development are accounted for using the percentage-of-completion method. Revenues from services are recognized when the services are performed. Maintenance contract revenue is recognized ratably over the term of the maintenance contract. Amounts received in advance of satisfying revenue recognition criteria are classified as deferred revenue in the accompanying balance sheets.

                           FIRSTFLOOR SOFTWARE, INC.

RESEARCH AND DEVELOPMENT

     Research and development expenditures are generally charged to operations as incurred. Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires the capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon the completion of a working model. Costs incurred by the Company between the completion of the working model and the point at which the product is ready for general release have been insignificant. Accordingly, the Company has charged all such cost to research and development expenses in the accompanying statements of operations.

ADVERTISING EXPENSE

     The cost of advertising is expensed as incurred. The Company incurred approximately $155,000 and $195,000 in advertising costs during 1996 and 1997, respectively.

NEW ACCOUNTING PRONOUNCEMENTS

     In 1997, the American Institute of Certified Public Accountants issued Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"), as amended by Statement of Position 98-4 ("SOP 98-4," collectively the "SOPs"). The SOPs supersede SOP 91-1 and are effective for transactions entered into for fiscal years beginning after December 15, 1997. Based upon its reading and interpretation of the SOPs, the Company believes its current revenue recognition policies and practices are materially consistent with the SOPs. However, implementation guidelines for this standard have not yet been issued. Once available, such implementation guidance could lead to changes in the Company's current revenue accounting practices.

     In June 1997, the Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes rules for reporting and displaying comprehensive income and is effective for the Company during 1998. The Company does not believe that the adoption of SFAS 130 will have a material impact on the Company's results of operations, cash flows or financial position.

2. COMMITMENTS

CAPITAL LEASE

     In March 1997, the Company entered into an Equipment Financing Agreement which allows the Company to lease up to $360,000 of equipment, in one or more leases. Each lease is repayable over 36 months and is secured by a first priority security interest in certain assets of the Company. At December 31, 1997, the Company has borrowed $294,679 against this financing agreement. In connection with the equipment financing agreement the Company issued a warrant to the financing company (see Note 3).

                           FIRSTFLOOR SOFTWARE, INC.

OPERATING LEASES

     The Company leases its corporate offices under operating lease agreements that expire in 2000. In February 1998, the Company renegotiated and amended certain of these agreements. The result of these amended agreements is reflected in the following table.

CAPITAL AND OPERATING LEASES

     Future minimum lease payments under capital leases and operating leases are as follows:

YEARS ENDING                                                CAPITAL     OPERATING
DECEMBER 31,                                                 LEASES      LEASES
------------                                                --------    ---------
1998......................................................  $106,656    $253,840
1999......................................................   106,656     365,327
2000......................................................    85,281     278,816
2001......................................................       833          --
                                                            --------    --------
     Total minimum lease and principal payments,
       respectively.......................................   299,426    $897,983
                                                                        ========
Amount representing interest..............................    47,450
                                                            --------
Present value of future lease payments....................   251,976
Current portion of capital lease obligations..............    79,431
                                                            --------
Noncurrent portion of capital lease obligations...........  $172,545
                                                            ========

     Rent expense was approximately $122,000 and $157,000 for 1996 and 1997, respectively.

3. CONVERTIBLE PROMISSORY NOTES AND WARRANTS

     During 1996, the Company issued $2,000,000 in convertible promissory notes. The notes bore interest at a rate of 6% per annum, compounded annually, and all principal and accrued interest were due and payable on September 30, 1996 unless earlier converted. Upon closing of the Series D convertible preferred stock offering in August 1996, $2,020,938 of principal and related accrued but unpaid interest were converted into approximately 709,100 shares of Series D convertible preferred stock. In connection with the issuance of these convertible notes payable, the Company issued warrants to purchase 42,094 shares of Series D convertible preferred stock at an exercise price of $2.85 per share. The warrants are exercisable through April 30, 1999.

     In connection with an equipment financing agreement, the Company issued a warrant to a financing company which permits the purchase of up to 6,300 shares of Series D preferred stock at a price per share of $2.85. The warrant was issued in March 1997 and expires in March 2002.

4. SHAREHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)

CONVERTIBLE PREFERRED STOCK

     Series A, B, C, and D preferred stock have a liquidation preference of $1.00, $1.70, $0.50, and $2.85 per share, respectively, plus all declared but unpaid dividends. Series A, B, C, and D preferred shareholders are entitled to noncumulative dividends at the rate of $0.08, $0.14, $0.04, and $0.23 per share, per annum, respectively, payable quarterly when and if declared by the board of directors and in preference to common stock dividends. No dividends have been declared or paid by the Company.

                           FIRSTFLOOR SOFTWARE, INC.

     The holders of each share of Series A, B, C, and D preferred stock are entitled to one vote for each share of common stock into which such share may be converted. The holders of Series A, B, C, and D preferred stock have the right, at the option of the holder, at any time to convert their shares into common stock at a price of approximately $0.793, $1.203, $0.50, and $2.85 per share, subject to adjustments for future dilution. Series A, B, C, and D preferred stock automatically convert into common stock, at the then applicable conversion rate, upon a public offering of the Company's common stock at a per share price of not less than $6.00, with aggregate proceeds in excess of $5,000,000 or upon the consent of the holders of a majority of the then outstanding shares of preferred stock. The conversion rate of the Series A, B, C, and D preferred stock is subject to adjustment in the event of, among other things, certain dilutive issuances of stock, business combinations, stock splits, and stock dividends.

COMMON STOCK

     In December 1992, 1,333,333 shares of common stock were issued to the Company's founders at $0.0075 per share. Thereafter, 80,000 shares were returned to the Company without consideration. The outstanding shares are subject to certain transfer restrictions. Certain of these shares are subject to repurchase at the issuance price upon the occurrence of certain events, including termination of employment. The Company's right of repurchase expires ratably over five and one-half years. At December 31, 1997, 94,949 shares remain subject to repurchase.

SHARES RESERVED

     Common stock reserved for future issuance is as follows:

                                                              DECEMBER 31,
                                                                  1997
                                                              ------------
Stock option plan:
Outstanding.................................................    1,087,764
Available for grant.........................................      154,118
                                                               ----------
                                                                1,241,882
Common stock warrants.......................................       48,394
Conversion of preferred stock...............................   10,068,774
Authorized but unissued preferred stock.....................    5,866,985
                                                               ----------
Total common stock reserved for future issuances............   17,226,035
                                                               ==========

1993 STOCK OPTION/STOCK ISSUANCE PLAN

     The Company has elected to follow APB Opinion No. 25 and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FAS 123 requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB Opinion No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     In July 1993, the board of directors adopted the 1993 Stock Option/Stock Issuance Plan (the "Plan").

                           FIRSTFLOOR SOFTWARE, INC.

     The Plan provides for the direct issuance of common stock and grants of both incentive and nonqualified stock options to eligible participants. The Plan provides that direct issuances of stock and grants of incentive stock options will be made at no less than the fair value of the Company's common stock (no less than 85% of the fair value for nonqualified stock options), as determined by the board of directors at the date of the issuance or grant. If, at the time the Company issues stock or grants an option, the holder owns more than 10% of the total combined voting power of all the classes of stock of the Company, the stock or option price shall be at least 110% of the fair value. Options are exercisable upon grant. No option shall have a term in excess of ten years from the grant date (five years in the case of an option granted to a 10% shareholder). Stock issued under the Plan may be, as determined by the board of directors, subject to repurchase by the Company. This right to repurchase generally lapses over four years from the original date of issuance or grant.

     Activity under the stock option plan is as follows:

                                                                OPTIONS OUTSTANDING
                                                            ----------------------------
                                              SHARES                         WEIGHTED
                                           AVAILABLE FOR    NUMBER OF        AVERAGE
                                               GRANT          SHARES      EXERCISE PRICE
                                           -------------    ----------    --------------
Balance at December 31, 1995.............      101,480       1,376,968        $0.08
Additional shares authorized.............    1,906,498              --           --
  Options granted........................   (1,675,684)      1,675,684         0.20
  Options exercised......................           --      (1,926,503)        0.11
  Options canceled.......................      276,366        (276,366)        0.12
                                            ----------      ----------
Balance at December 31, 1996.............      608,660         849,783         0.24
  Options granted........................     (631,409)        631,409         0.30
  Options exercised......................           --        (216,561)        0.29
  Options canceled.......................      176,867        (176,867)        0.24
                                            ----------      ----------
Balance at December 31, 1997.............      154,118       1,087,764         0.27
                                            ==========      ==========

     The following table summarizes information about stock options outstanding at December 31, 1997:

                                               OPTIONS OUTSTANDING AND EXERCISABLE
                                         -----------------------------------------------
                                                          WEIGHTED
                                          NUMBER          AVERAGE            WEIGHTED
               RANGE OF                     OF           REMAINING           AVERAGE
            EXERCISE PRICES               SHARES      CONTRACTUAL LIFE    EXERCISE PRICE
            ---------------              ---------    ----------------    --------------
$0.05 - $0.05..........................     61,041          7.56              $0.05
$0.15 - $0.15..........................     32,500          8.52               0.15
$0.17 - $0.17..........................    114,375          6.58               0.19
$0.30 - $0.30..........................    879,848          9.17               0.30
                                         ---------
     Total.............................  1,087,764          8.79               0.27
                                         =========

     The weighted average fair value of options granted in 1996 and 1997 was $0.04 and $0.05, respectively.

                           FIRSTFLOOR SOFTWARE, INC.

     During 1997, the Company repurchased 17,138 shares previously exercised under the Plan. At December 31, 1997, 702,302 shares remain subject to repurchase.

     Pro forma information regarding net loss is required by FAS 123 which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method. For all grants subsequent to December 31, 1994, the fair value of these options was determined using the minimum value method with the following weighted-average assumptions for 1995, 1996 and 1997, respectively: risk-free interest rates of 6.04%, 6.29% and 6.17%, no dividend yield, no volatility factors of the expected market price of the Company's common stock, and expected life of the options of 4, 3.5 and 3.4 years for 1995, 1996 and 1997, respectively.

     Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. The effect of determination of the compensation expense was immaterial to the Company's statement of operations for the years ended December 31, 1997, 1996 and 1995. Because FAS 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 1999.

5. INCOME TAXES

     As of December 31, 1997, the Company had federal net operating loss carryforwards of approximately $13,100,000. The Company also had federal research and development tax credit carryforwards of approximately $300,000. The net operating loss and credit carryforwards will expire at various dates beginning in 2008 through 2012, if not utilized.

     Utilization of the net operating losses may be subject to a substantial limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

     As of December 31, 1996 and 1997, the Company had deferred tax assets of approximately $3,500,000 and $5,500,000, respectively. The net deferred tax asset has been fully offset by a valuation allowance. The valuation allowance increased by $1,449,000 during the year ended December 31, 1996. Deferred tax assets relate primarily to net operating loss carryforwards, research credits, and capitalized research and development costs.

6. YEAR 2000 ISSUE (UNAUDITED)

     The Company is aware of the issues associated with the programming code in existing computer systems as the Year 2000 approaches. The "Year 2000 problem" is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two-digit year value to "00". The issue is whether computer systems will properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. Management does not anticipate that the Company will incur significant operating expenses or be required to invest heavily in computer systems improvements to be Year 2000 compliant. However, significant uncertainty exists concerning the potential costs and effects associated with any Year 2000 compliance. Any Year 2000 compliance

                           FIRSTFLOOR SOFTWARE, INC.

problems of either the Company or its vendors could adversely affect the Company's business, results of operations, financial condition and prospects.

7. EVENTS SUBSEQUENT TO DATE OF AUDITORS' REPORT (UNAUDITED)

     On August 21, 1998, the acquisition of the Company was completed pursuant to the agreement and plan of reorganization with Calico Technology, Inc. ("Calico"). Under the terms of the agreement, shareholders of the Company exchanged all outstanding common stock, preferred stock and common stock options for 1,248,423 shares of Calico Series D Mandatorily Redeemable Convertible Preferred Stock and options to purchase 47,203 shares of Calico Series D Mandatorily Redeemable Convertible Preferred Stock.

                                                                      APPENDIX A

                          AGREEMENT AND PLAN OF MERGER

                         DATED AS OF NOVEMBER 19, 1999

                                  BY AND AMONG

                             CALICO COMMERCE, INC.,

                              CONNECTINC.COM, CO.

                                      AND

                            CALICO ACQUISITION, INC.

                               TABLE OF CONTENTS

                                                                               PAGE
                                                                               ----
                                     ARTICLE I
THE MERGER...................................................................    1
  Section 1.1.   The Merger..................................................    1
  Section 1.2.   Effective Time..............................................    1
  Section 1.3.   Closing of the Merger.......................................    1
  Section 1.4.   Effects of the Merger.......................................    2
  Section 1.5.   Certificate of Incorporation and Bylaws.....................    2
  Section 1.6.   Directors...................................................    2
  Section 1.7.   Officers....................................................    2
  Section 1.8.   Conversion of Shares........................................    2
  Section 1.9.   Dissenters' Rights..........................................    3
  Section 1.10.  Exchange of Certificates....................................    3
  Section 1.11.  Stock Options...............................................    4
  Section 1.12.  Change of Control Agreements................................    5
                                    ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE COMPANY................................    5
  Section 2.1.   Organization and Qualification; Subsidiaries; Investments...    6
  Section 2.2.   Capitalization of the Company and its Subsidiaries..........    6
  Section 2.3.   Authority Relative to this Agreement; Recommendation........    7
  Section 2.4.   SEC Reports; Financial Statements...........................    8
  Section 2.5.   Information Supplied........................................    8
  Section 2.6.   Consents and Approvals; No Violations.......................    8
  Section 2.7.   No Default..................................................    9
  Section 2.8.   No Undisclosed Liabilities; Absence of Changes..............    9
  Section 2.9.   Litigation..................................................   10
  Section 2.10.  Compliance with Applicable Law..............................   11
  Section 2.11.  Employee Benefits...........................................   11
  Section 2.12.  Labor and Employment Matters................................   14
  Section 2.13.  Environmental Laws and Regulations..........................   15
  Section 2.14.  Taxes.......................................................   16
  Section 2.15.  Intellectual Property.......................................   17
  Section 2.16.  Insurance...................................................   21
  Section 2.17.  Restrictions on Business Activities.........................   21
  Section 2.18.  Title to Properties; Absence of Liens and Encumbrances......   22
  Section 2.19.  Certain Business Practices..................................   22
  Section 2.20.  Product Warranties..........................................   22
  Section 2.21.  Agreements, Scheduled Contracts and Commitments.............   22
  Section 2.22.  Vote Required...............................................   23
  Section 2.23.  Affiliates..................................................   23
  Section 2.24.  Opinion of Financial Adviser................................   23
  Section 2.25.  Brokers.....................................................   23
  Section 2.26.  Takeover Statutes...........................................   23

                                                                               PAGE
                                                                               ----
Section 2.27.    Representations Complete....................................   24
                                    ARTICLE III
REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION.....................   24
  Section 3.1.   Organization................................................   24
  Section 3.2.   Capitalization of Parent and its Subsidiaries...............   24
  Section 3.3.   Authority Relative to this Agreement........................   25
  Section 3.4.   SEC Reports; Financial Statements...........................   26
  Section 3.5.   Information Supplied........................................   26
  Section 3.6.   Consents and Approvals; No Violations.......................   26
  Section 3.7.   Litigation..................................................   27
  Section 3.8.   Tax Treatment...............................................   27
  Section 3.9.   Opinion of Financial Adviser................................   27
  Section 3.10.  Brokers.....................................................   27
  Section 3.11.  No Prior Activities.........................................   27
  Section 3.12.  No Undisclosed Liabilities; Absence of Changes..............   27
  Section 3.13.  Compliance with Applicable Law..............................   28
  Section 3.14.  Intellectual Property.......................................   28
  Section 3.15.  No Default..................................................   28
  Section 3.16.  Representations Complete....................................   28
  Section 3.17.  Title to Properties; Absence of Liens and Encumbrances......   28
  Section 3.18.  Year 2000 Compliance........................................   29
  Section 3.19.  Parent Common Stock.........................................   29
                                    ARTICLE IV
COVENANTS....................................................................   29
  Section 4.1.   Conduct of Business of the Company..........................   29
  Section 4.2.   Preparation of S-4 and the Proxy Statement..................   32
  Section 4.3.   No Solicitation or Negotiation..............................   32
  Section 4.4.   Meeting of Stockholders.....................................   34
  Section 4.5.   Nasdaq National Market......................................   35
  Section 4.6.   Access to Information.......................................   35
  Section 4.7.   Certain Filings; Reasonable Efforts.........................   36
  Section 4.8.   Public Announcements........................................   37
  Section 4.9.   Indemnification and Directors' and Officers' Insurance......   37
  Section 4.10.  Notification of Certain Matters.............................   38
  Section 4.11.  Affiliates; Tax-Free Reorganization.........................   38
  Section 4.12.  Additions to and Modification of Company Disclosure Schedule
                 and Parent Disclosure Schedule..............................   39
  Section 4.13.  Access to Company Employees.................................   39
  Section 4.14.  Company Compensation and Benefit Plans......................   39
  Section 4.15.  Takeover Statutes...........................................   39
  Section 4.16.  Form S-8....................................................   40
  Section 4.17.  Employee Matters............................................   40
  Section 4.18.  Further Information.........................................   40
                                     ARTICLE V
CONDITIONS TO CONSUMMATION OF THE MERGER.....................................   40
  Section 5.1.   Conditions to Each Party's Obligations to Effect the
                 Merger......................................................   40
  Section 5.2.   Conditions to the Obligations of the Company................   41
  Section 5.3.   Conditions to the Obligations of Parent and Acquisition.....   42

                                                                               PAGE
                                                                               ----
                                    ARTICLE VI
TERMINATION; AMENDMENT; WAIVER...............................................   43
  Section 6.1.   Termination.................................................   43
  Section 6.2.   Effect of Termination.......................................   44
  Section 6.3.   Fees and Expenses...........................................   44
  Section 6.4.   Amendment...................................................   45
  Section 6.5.   Extension; Waiver...........................................   45
                                    ARTICLE VII
MISCELLANEOUS................................................................   45
  Section 7.1.   Nonsurvival of Representations and Warranties...............   45
  Section 7.2.   Entire Agreement; Assignment................................   45
  Section 7.3.   Validity....................................................   45
  Section 7.4.   Notices.....................................................   46
  Section 7.5.   Governing Law and Venue; Waiver of Jury Trial...............   47
  Section 7.6.   Descriptive Headings........................................   47
  Section 7.7.   Parties in Interest.........................................   47
  Section 7.8.   Certain Definitions.........................................   48
  Section 7.9.   Personal Liability..........................................   50
  Section 7.10.  Specific Performance........................................   50
  Section 7.11.  Counterparts................................................   51

                               TABLE OF EXHIBITS

Exhibit A............  Form of Letter Agreement with Company Affiliates
                       Form of Representations Relating to Tax Matters of the
Exhibit B-1..........  Company
                       Form of Representations Relating to Tax Matters of Parent
Exhibit B-2..........  and Acquisition

                          AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") dated as of November 19, 1999, is by and among ConnectInc.com, Co., a Delaware corporation (the "Company"), Calico Commerce, Inc., a Delaware corporation ("Parent"), and Calico Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Acquisition"). Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in Section 7.8 of this Agreement.

     WHEREAS, the Boards of Directors of the Company, Parent and Acquisition have each (i) determined that the Merger (as defined below) is advisable and fair and in the best interests of their respective stockholders and (ii) approved the Merger upon the terms and subject to the conditions set forth in this Agreement;

     WHEREAS, the combination of the Company and Parent shall be effected by the terms of this Agreement through a transaction in which Acquisition will merge with and into the Company, the Company will become a wholly-owned subsidiary of Parent and the stockholders of the Company will become stockholders of Parent; and

     WHEREAS, for Federal income tax purposes it is intended that the Merger qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code").

     NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the Company, Parent and Acquisition hereby agree as follows:

                                   ARTICLE I

                                   THE MERGER

     SECTION 1.1 The Merger. At the Effective Time (as defined below) and upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (the "DGCL"), Acquisition shall be merged with and into the Company (the "Merger"). Following the Merger, the Company shall continue as the surviving corporation (the "Surviving Corporation") and the separate corporate existence of Acquisition shall cease. The Merger is intended to qualify as a tax-free reorganization under Section 368(a) of the Code. Parent, as the sole stockholder of Acquisition, hereby approves the Merger and this Agreement.

     SECTION 1.2 Effective Time. Subject to the terms and conditions set forth in this Agreement, on the Closing Date (as defined in Section 1.3), (a) a Certificate of Merger shall be duly executed and acknowledged by Acquisition and the Company and thereafter delivered for filing to the Secretary of State of the State of Delaware for filing pursuant to Section 251 of the DGCL and (b) the parties shall make such other filings with the Secretary of State of the State of Delaware as shall be necessary to effect the Merger. The Merger shall become effective at such time as a properly executed copy of the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware in accordance with Section 251 of the DGCL, or such later time as Parent and the Company may agree upon and as may be set forth in the Certificate of Merger (the time the Merger becomes effective being referred to herein as the "Effective Time").

     SECTION 1.3 Closing of the Merger. The closing of the Merger (the "Closing") will take place at a time and on a date (the "Closing Date") to be specified by the parties, which shall be no later than the second business day after satisfaction (or waiver) of the latest to occur of the conditions set forth in Article 5, at the offices of Gray Cary Ware & Freidenrich LLP, 400 Hamilton Avenue, Palo Alto, CA 94301, unless another time, date or place is agreed to in writing by the parties hereto.

     SECTION 1.4 Effects of the Merger. The Merger shall have the effects as provided in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Acquisition shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Acquisition shall become the debts, liabilities and duties of the Surviving Corporation.

     SECTION 1.5 Certificate of Incorporation and Bylaws. The Certificate of Incorporation of Acquisition in effect at the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation until amended in accordance with Applicable Law. The parties agree that, by action of Parent at or after the Effective Time, the bylaws of Acquisition in effect at the Effective Time shall be the bylaws of the Surviving Corporation.

     SECTION 1.6 Directors. The parties agree that, by action of Parent at or after the Effective Time, the directors of Acquisition at the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and bylaws of the Surviving Corporation until such director's successor is duly elected or appointed and qualified.

     SECTION 1.7 Officers. The parties agree that, by action of Parent at or after the Effective Time, the officers of Acquisition at the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and bylaws of the Surviving Corporation until such officer's successor is duly elected or appointed and qualified.

     SECTION 1.8  Conversion of Shares.

     (a) At the Effective Time, each share of common stock, par value $0.001 per share, of the Company (individually a "Share" and collectively the "Shares") issued and outstanding immediately prior to the Effective Time (other than (i) Shares held in the Company's treasury and (ii) Shares held by Parent, Acquisition or any other subsidiary of Parent) shall, by virtue of the Merger and without any action on the part of Acquisition, the Company or the holder thereof, be converted into and shall become a number of fully paid and nonassessable shares of common stock, $.001 par value per share, of Parent ("Parent Common Stock") equal to the Exchange Ratio (as defined below) (the "Merger Consideration"). Notwithstanding the foregoing, if, between the date of this Agreement and the Effective Time, the outstanding shares of Parent Common Stock or the Shares shall have been changed into a different number of shares or a different class by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, then the Exchange Ratio shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares.

     (b) The "Exchange Ratio" shall be .081.

     (c) At the Effective Time, each outstanding share of the common stock of Acquisition shall be converted into one fully paid and nonassessable share of common stock of the Surviving Corporation.

     (d) At the Effective Time, each Share held in the treasury of the Company and each Share held by Parent, Acquisition or any subsidiary of Parent or Acquisition immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of Acquisition, the Company or the holder thereof, be canceled, retired and cease to exist, and no shares of Parent Common Stock shall be delivered with respect thereto.

     SECTION 1.9 Dissenters' Rights. In accordance with Section 262 of the DGCL, the holders of the Shares shall not be entitled to dissenters' or appraisal rights.

     SECTION 1.10  Exchange of Certificates.

     (a) From time to time following the Effective Time, as required by subsections (b) and (c) below, Parent shall deliver to its transfer agent, or a depository or trust institution of recognized standing selected by Parent and Acquisition (the "Exchange Agent") for the benefit of the holders of Shares for exchange in accordance with this Article 1: (i) certificates representing the appropriate number of shares of Parent Common Stock issuable pursuant to Section 1.8; and (ii) cash to be paid in lieu of fractional shares of Parent Common Stock (such shares of Parent Common Stock and such cash are hereinafter referred to as the "Exchange Fund"), in exchange for outstanding Shares.

     (b) Not later than three (3) business days after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding Shares (the "Certificates") and whose shares were converted into the right to receive shares of Parent Common Stock pursuant to Section 1.8: (i) a letter of transmittal (which shall specify that delivery shall be effected and risk of loss and title to the Certificates shall pass only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent and the Company may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock and, if applicable, cash to be paid for fractional shares of Parent Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal duly executed, the holder of such Certificate shall be issued a certificate representing that number of whole shares of Parent Common Stock and, if applicable, a check representing the cash consideration to which such holder is entitled on account of a fractional share of Parent Common Stock that such holder has the right to receive pursuant to the provisions of this Article 1, and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock and a check representing the amount of consideration payable in lieu of fractional shares shall be issued to a transferee if the Certificate representing such Shares is presented to the Exchange Agent accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 1.10, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the certificate representing shares of Parent Common Stock and cash in lieu of any fractional shares of Parent Common Stock as contemplated by this
Section 1.10.

     (c) No dividends or other distributions declared or made after the Effective Time with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 1.10(f), until the holder of record of such Certificate shall surrender such Certificate. Subject to the effect of Applicable Law, following surrender of any such Certificate there shall be paid to the record holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor without interest (i) the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 1.10(f) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such number of whole shares of Parent Common Stock and (ii) at the appropriate payment date the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Parent Common Stock.

     (d) In the event that any Certificate for Shares shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange therefor upon the making of an affidavit of that fact by the holder thereof such shares of Parent Common Stock and cash in lieu of fractional shares, if any, as may be required pursuant to this Agreement; provided, however, that Parent or the Exchange Agent may, in its discretion, require the delivery of a customary bond or indemnity reasonably satisfactory to Parent and the Exchange Agent.

     (e) All shares of Parent Common Stock issued upon the surrender for exchange of Shares in accordance with the terms hereof (including any cash paid pursuant to Section 1.10(c) or 1.10(f)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such Shares; subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the date hereof that remain unpaid at the Effective Time, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article 1.

     (f) No fractions of a share of Parent Common Stock shall be issued in the Merger but in lieu thereof each holder of Shares otherwise entitled to a fraction of a share of Parent Common Stock shall upon surrender of his or her Certificate or Certificates be entitled to receive an amount of cash (without interest) equal to such fractional part of a share of Parent Common Stock multiplied by the average of the last reported sales prices for Parent Common Stock as reported on the Nasdaq National Market on the ten (10) trading days immediately preceding the Effective Time. The parties acknowledge that payment of the cash consideration in lieu of issuing fractional shares was not separately bargained for consideration, but merely represents a mechanical rounding off for purposes of simplifying the corporate and accounting complexities that would otherwise be caused by the issuance of fractional shares.

     (g) Any portion of the Exchange Fund that remains undistributed to the stockholders of the Company upon the expiration of one (1) year after the Effective Time shall be delivered to Parent upon demand and any stockholders of the Company who have not theretofore complied with this Article 1 shall thereafter look only to Parent as general creditors for payment of their claim for Parent Common Stock and cash in lieu of fractional shares, as the case may be, and any applicable dividends or distributions with respect to Parent Common Stock.

     (h) Neither Parent nor the Company shall be liable to any holder of Shares or Parent Common Stock for such shares (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Applicable Law.

     SECTION 1.11  Stock Options.

     (a) At the Effective Time, each outstanding option, warrant or other right to purchase Shares (a "Company Stock Option" and collectively, "Company Stock Options") issued pursuant to the 1999 Stock Option Plan for Non-Employee Directors and Advisors, 1996 Stock Option Plan, as amended, 1989 Stock Option Plan, as amended, and 1996 Directors' Stock Option Plan, and all other agreements or arrangements other than the 1996 Employee Stock Purchase Plan, whether vested or unvested, shall be assumed by Parent and converted as of the Effective Time into an option, warrant or right, as applicable, to purchase shares of Parent Common Stock in accordance with the terms of this Section 1.11. All plans or agreements described above pursuant to which any Company Stock Option has been issued or may be issued other than outstanding warrants or rights are referred to collectively as the "Company Plans." Each Company Stock Option so converted shall be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such Company Stock Option, a number of shares of Parent Common Stock equal to the number of shares of Parent Common Stock that the holder of such Company Stock Option would have been entitled to receive pursuant to the Merger had such holder exercised such Company Stock Option, whether or not vested, in full immediately prior to the Effective Time rounded down to the nearest whole share at a price per share, rounded up to the nearest tenth of a cent, equal to the exercise price per Share pursuant to such Company Stock Option immediately prior to the Effective Time divided by the Exchange Ratio; provided, however, that in the case of any option to which Section 421 of the Code applies by reason of its qualification under Sections 422 through 424 of the Code, the option price, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such option shall be adjusted as necessary in order to comply with Section 424(a) of the Code.

     (b) As soon as practicable after the Effective Time, Parent shall deliver to the holders of Company Stock Options appropriate notices setting forth such holders' rights pursuant to the Company Plans and that the agreements evidencing the grants of such Company Stock Options shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 1.11 after giving effect to the Merger). Parent shall comply with the terms of the Company Plans and ensure, to the extent required by and subject to the provisions of such plans, that Company Stock Options that qualified as incentive stock options prior to the Effective Time continue to qualify as incentive stock options of Parent after the Effective Time.

     (c) At or before the Effective Time, Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of Company Stock Options assumed in accordance with this Section 1.11. Promptly following the Effective Time, and in any event within five business days, Parent shall, if no registration statement is in effect covering such Parent shares, file a registration statement on Form S-8 (or any successor or other appropriate forms) with respect to the shares of Parent Common Stock subject to any Company Stock Options held by all persons with respect to whom registration on Form S-8 is available and shall use all commercially reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding.

     (d) At or before the Effective Time, the Company shall cause to be effected, in a manner reasonably satisfactory to Parent, such amendments, if any, to the Company Plans that are necessary to give effect to the foregoing provisions of this Section 1.11.

     SECTION 1.12 Change of Control Agreements. A "Change of Control" as such term is defined in the Change of Control Agreements shall be deemed to occur at the Effective Time.

                                   ARTICLE II

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company hereby represents and warrants to each of Parent and Acquisition, subject to the exceptions set forth in the Disclosure Schedule (the "Company Disclosure Schedule") delivered by the Company to Parent (which exceptions shall qualify only the Section specifically identified and any other Section where it is reasonably clear that the disclosure is intended to apply to another Section) that:

     SECTION 2.1  Organization and Qualification; Subsidiaries; Investments.

     (a) Section 2.1(a) of the Company Disclosure Schedule sets forth a true and complete list of all the Company's directly or indirectly owned subsidiaries and sales and other offices, together with the jurisdiction of incorporation of each subsidiary and the percentage of each subsidiary's outstanding capital stock or other equity interests owned by the Company or another subsidiary of the Company. Each of the Company and its subsidiaries is duly organized, validly existing and, except as set forth in Section 2.1(a) of the Company Disclosure Schedule, in good standing under the laws of the jurisdiction of its incorporation or organization and has all requisite power and authority to own, lease and operate its properties and to carry on its businesses as now being conducted. The Company has heretofore delivered or made available to Acquisition or Parent accurate and complete copies of the Certificate of Incorporation and bylaws (or similar governing documents), as currently in full force and effect, of the Company and each of its subsidiaries. Section 2.1(a) of the Company Disclosure Schedule specifically identifies each subsidiary of the Company that contains any material assets or through which the Company conducts any operations. Except as set forth in Section 2.1(a) of the Company Disclosure Schedule, the Company has no operating subsidiaries other than those incorporated in a state of the United States.

     (b) Each of the Company and its subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary except where the failure to obtain such qualification or license with respect to the Company or any subsidiary would not adversely affect the Company or any such subsidiary in any material way.

     (c) Section 2.1(c) of the Company Disclosure Schedule sets forth a true and complete list of each equity investment in an amount of Five Thousand Dollars ($5,000) or more or that represents a five percent (5%) or greater ownership interest in the subject of such investment made by the Company or any of its subsidiaries in any person other than the Company's subsidiaries ("Other Interests"). Except as described in Section 2.1(c) of the Company Disclosure Schedule, the Other Interests are owned by the Company, by one or more of the Company's subsidiaries or by the Company and one or more of its subsidiaries, in each case free and clear of all Liens (as defined below).

     SECTION 2.2  Capitalization of the Company and its Subsidiaries.

     (a) The authorized capital stock of the Company consists of 60,000,000 Shares, of which, as of October 31, 1999, 14,858,566 Shares were issued and outstanding and 3,500,000 shares of preferred stock, none of which is outstanding. All of the outstanding Shares have been validly issued and are fully paid, nonassessable and free of preemptive rights. As of October 31, 1999, approximately 617,909 Shares were reserved for future option grants and, as of October 31, 1999, 2,634,378 were issuable upon or otherwise deliverable in connection with the exercise of outstanding Company Stock Options issued pursuant to the Company Plans. The maximum number of shares that may be issued under the Employee Stock Purchase Plan is 100,000 shares, of which, as of October 31, 1999, all shares have been issued. Between October 31, 1999 and the date hereof, no shares of the Company's capital stock have been issued other than pursuant to Company Stock Options already in existence on such first date, and between October 31, 1999 and the date hereof, no stock options have been granted. Except as set forth above, as of the date hereof, there are outstanding
(i) no shares of capital stock or other voting securities of the Company, (ii) no securities of the Company or any of its subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other securities of the Company, (iii) no options, preemptive or other rights to acquire from the Company or any of its subsidiaries, and, except as described in the Company SEC Reports (as defined below), no obligations of the Company or any of its subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable or exercisable for capital stock or other securities of the Company and (iv) no equity equivalent interests in the ownership or earnings of the Company or its subsidiaries or other similar rights (collectively "Company Securities"). Except as set forth in Section 2.2(a) of the Company Disclosure Schedule, as of the date hereof, there are no outstanding rights or obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any Company Securities. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting or registration of any shares of capital stock of the Company. The Company has not voluntarily accelerated the vesting of any Company Stock Options as a result of the Merger or any other change in control of the Company. No Shares are held by the Company's subsidiaries.

     (b) All of the outstanding capital stock of the Company's subsidiaries owned by the Company is owned, directly or indirectly, free and clear of any Lien or any other limitation or restriction (including any restriction on the right to vote or sell the same except as may be provided as a matter of Applicable Law). Except as set forth in Section 2.2(b) of the Company Disclosure Schedule, there are no (i) securities of the Company or any of its subsidiaries convertible into or exchangeable or exercisable for, (ii) options or (iii) other rights to acquire from the Company or any of its subsidiaries any capital stock or other ownership interests in or any other securities of any subsidiary of the Company, and there exists no other contract, understanding, arrangement or obligation (whether or not contingent) providing for the issuance or sale, directly or indirectly, of any such capital stock. There are no outstanding contractual obligations of the Company or its subsidiaries to repurchase, redeem or otherwise acquire any outstanding shares of capital stock or other ownership interests in any subsidiary of the Company.

     (c) The Shares constitute the only class of equity securities of the Company or its subsidiaries registered or required to be registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     SECTION 2.3  Authority Relative to this Agreement; Recommendation.

     (a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement, and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, have been duly and validly authorized by the Board of Directors of the Company (the "Company Board"), and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement, or to consummate the transactions contemplated hereby, except the approval of this Agreement by the holders of a majority of the outstanding Shares. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by Parent and Acquisition, constitutes the valid, legal and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors' rights generally or to general principles of equity.

     (b) Without limiting the generality of the foregoing, the Company Board has unanimously (1) determined that the Merger is fair to, and in the best interests of the Company and the Company's stockholders, (2) approved this Agreement, the Merger and the other transactions contemplated hereby, (3) resolved to recommend approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby by the Company's stockholders, and (4) has

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not withdrawn or modified such approval or resolution to recommend (except as otherwise permitted in this Agreement).

     SECTION 2.4  SEC Reports; Financial Statements.

     (a) The Company has filed all required forms, reports and documents ("Company SEC Reports") with the Securities and Exchange Commission (the "SEC") since August 14, 1996 (the "IPO Date")(which the Company hereby represents is the date it first became subject to the reporting requirements of the Securities Exchange Act of 1934), each of which complied at the time of filing in all material respects with all applicable requirements of the Securities Act of 1933, as amended (the "Securities Act"), and the Exchange Act, each law as in effect on the dates such forms, reports and documents were filed. None of such Company SEC Reports, including any financial statements or schedules included or incorporated by reference therein, contained when filed any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein in light of the circumstances under which they were made not misleading, except to the extent superseded or amended by a Company SEC Report filed subsequently and prior to the date hereof. The audited consolidated financial statements of the Company included in the Company SEC Reports fairly present, in conformity in all material respects with generally accepted accounting principles applied on a consistent basis (except as may be indicated in the notes thereto), the financial position of the Company and its subsidiaries as of the dates thereof and their results of operations and changes in financial position for the periods then ended. Notwithstanding the foregoing, the Company shall not be deemed to be in breach of any of the representations or warranties in this Section 2.4(a) as a result of any changes to the Company SEC Reports that the Company may make in response to comments received from the SEC on the S-4 or the Proxy Statement (each as defined below).

     (b) The Company has heretofore made, and hereafter will make, available to Acquisition or Parent a complete and correct copy of any amendments or modifications that are required to be filed with the SEC but have not yet been filed with the SEC to agreements, documents or other instruments that previously had been filed by the Company with the SEC pursuant to the Exchange Act.

     SECTION 2.5 Information Supplied. None of the information supplied or to be supplied by the Company in writing for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of shares of Parent Common Stock in the Merger (the "S-4") will, at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the proxy statement relating to the meeting of the Company's stockholders to be held in connection with the Merger (the "Proxy Statement") will, at the date mailed to stockholders of the Company and at the time of the meeting of stockholders of the Company to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein in light of the circumstances under which they are made not misleading. The Proxy Statement insofar as it relates to the meeting of the Company's stockholders to vote on the Merger will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied or required to be supplied by Parent or Acquisition that is contained in or omitted from any of the foregoing documents.

     SECTION 2.6 Consents and Approvals; No Violations. Except for filings, permits, authorizations, consents and approvals as may be required under applicable requirements of the Securities Act,

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

the Exchange Act, state securities or blue sky laws, and the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), any filings under similar merger notification laws or regulations of foreign Governmental Entities and the filing and recordation of the Certificate of Merger as required by the DGCL, no material filing with or notice to and no material permit, authorization, consent or approval of any United States (federal, state or local) or foreign court or tribunal, or administrative, governmental or regulatory body, agency or authority (a "Governmental Entity") is necessary for the execution and delivery by the Company of this Agreement or the consummation by the Company of the transactions contemplated hereby. Neither the execution, delivery and performance of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby will (i) conflict with or result in any breach of any provision of the respective Certificate of Incorporation or bylaws (or similar governing documents) of the Company or any of its subsidiaries, (ii) except as set forth in Section 2.6 of the Company Disclosure Schedule, result in a material violation or breach of or constitute (with or without due notice or lapse of time or both) a material default (or give rise to any material right of termination, amendment, cancellation or acceleration or Lien) under any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which any of them or any of their respective properties or assets are bound or (iii) except as set forth in Section 2.6 of the Company Disclosure Schedule, materially violate any material order, writ, injunction, decree, law, statute, rule or regulation applicable to the Company or any of its subsidiaries or any of their respective properties or assets.

     SECTION 2.7 No Default. Except as set forth in Section 2.7 of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries is in material breach, default or violation (and no event has occurred that with notice or the lapse of time or both would constitute a material breach, default or violation) of any term, condition or provision of (i) its Certificate of Incorporation or bylaws (or similar governing documents), (ii) any material note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which the Company or any of its subsidiaries is now a party or by which it or any of its properties or assets are bound or (iii) any material order, writ, injunction, decree, law, statute, rule or regulation applicable to the Company or any of its subsidiaries or any of its properties or assets.

     SECTION 2.8  No Undisclosed Liabilities; Absence of Changes.

     (a) Except as and to the extent publicly disclosed by the Company in the Company SEC Reports or as set forth in Section 2.8 of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries has any material liabilities or obligations of any nature, whether or not accrued or contingent, that would be required by generally accepted accounting principles to be reflected in the liabilities column of a consolidated balance sheet of the Company, other than (i) liabilities specifically described in this Agreement or in the Company Disclosure Schedule, (ii) normal or recurring liabilities incurred since September 30, 1999 in the ordinary course of business consistent with past practices, (iii) liabilities permitted by Section 4.1, and (iv) items required under generally accepted accounting principles to be disclosed in notes and those items that would result from normal year end adjustments.

     (b) Except as publicly disclosed by the Company in the Company SEC Reports or as set forth in Section 2.8 of the Company Disclosure Schedule, from September 30, 1999 to the date of this Agreement, there have been no events, changes or effects with respect to the Company or its subsidiaries that, individually or in the aggregate, have had or reasonably would be expected to have had a Material Adverse Effect on the Company. Without limiting the generality of the foregoing, except as and to the extent publicly disclosed by the Company in the Company SEC Reports or as set forth in Section 2.8 of the Company Disclosure Schedule, from September 30, 1999 to the date of

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

this Agreement, the Company and its subsidiaries have conducted their respective businesses in all material respects only in, and have not engaged in any material transaction other than according to, the ordinary and usual course of such businesses consistent with past practices, and there has not been any (i) material adverse change in the financial condition, business or results of operations of the Company and its subsidiaries; (ii) material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or any of its subsidiaries, not covered by insurance; (iii) declaration, setting aside or payment of any dividend or other distribution in respect of the capital stock of the Company or any of its subsidiaries (other than wholly-owned subsidiaries) or any repurchase, redemption or other acquisition by the Company or any of its subsidiaries of any outstanding shares of capital stock or other securities of, or other ownership interests in, the Company or any of its subsidiaries; (iv) amendment of any material term of any outstanding security of the Company or any of its subsidiaries; (v) incurrence, assumption or guarantee by the Company or any of its subsidiaries of any indebtedness for borrowed money other than in the ordinary course of business and in amounts and on terms consistent with past practices; (vi) creation or assumption by the Company or any of its subsidiaries of any Lien on any material asset other than in the ordinary course of business consistent with past practices; (vii) loan, advance or capital contributions made by the Company or any of its subsidiaries to, or investment in, any person other than (1) loans or advances to employees in connection with business-related travel, (2) loans made to employees consistent with past practices, and (3) loans, advances or capital contributions to or investments in wholly-owned subsidiaries, and in each case made in the ordinary course of business consistent with past practices; (viii) material transaction or commitment made, or any material contract or agreement entered into, by the Company or any of its subsidiaries relating to its material assets or business (including the acquisition (by sale, license or otherwise) or disposition (by sale, license or otherwise) of any material assets) or any relinquishment by the Company or any of its subsidiaries of any contract, agreement or other right, in any such case, material to the Company and its subsidiaries, taken as a whole, other than transactions, commitments, contracts or agreements in the ordinary course of business consistent with past practices and those contemplated by this Agreement or disclosed in the Company Disclosure Schedule; (ix) labor dispute, other than routine individual grievances, or any activity or proceeding by a labor union or representative thereof to organize any employees of the Company or any of its subsidiaries, or any lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to such employees; (x) any exclusive license, distribution, marketing, sales or other agreement entered into or any agreement to enter into any exclusive license, distribution, marketing, sales or other agreement; or (xi) change by the Company or any of its subsidiaries in its accounting principles, practices or methods. From September 30, 1999 to the date of this Agreement, except as disclosed in the Company SEC Reports filed prior to the date hereof or increases in the ordinary course of business consistent with past practices, there has not been any material increase in the compensation payable or that could become payable by the Company or any of its subsidiaries to (a) officers of the Company or any of its subsidiaries (b) any employee of the Company or any of its subsidiaries whose annual cash compensation is $100,000 or more, or (c) any other employees, where the aggregate amount of such increases to such other employees is more than $25,000.

     SECTION 2.9 Litigation. Except as publicly disclosed by the Company in the Company SEC Reports or as set forth in Section 2.9 of the Company Disclosure Schedule, as of the date of this Agreement, there is no suit, claim, action, arbitration, proceeding or (to the knowledge of the Company) investigation pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries or any of their respective properties or assets before any Governmental Entity or brought by any person that is material or would reasonably be expected to prevent or delay the consummation of the transactions contemplated by this Agreement beyond the Final Date. Except as publicly disclosed by the Company in the Company SEC Reports, as of the date of this Agreement, neither the Company nor any of its subsidiaries is subject to any outstanding

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

order, writ, injunction or decree that would reasonably be expected to be material or would reasonably be expected to prevent or delay the consummation of the transactions contemplated hereby. No Governmental Entity has at any time challenged or questioned in writing to the Company the legal right of the Company to design, offer or sell any of its products or services in the present manner or style thereof.

     SECTION 2.10  Compliance with Applicable Law.  Except as set forth in
Section 2.10(b) of the Company Disclosure Schedule or publicly disclosed by the Company in the Company SEC Reports, the Company and its subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the "Company Permits") the failure of which to hold with would result in a Material Adverse Effect. Except as publicly disclosed by the Company in the Company SEC Reports, the Company and its subsidiaries have complied and are in material compliance with the terms of the Company Permits, except for any non-compliance that would result in a Material Adverse Effect. Except as publicly disclosed by the Company in the Company SEC Reports, the businesses of the Company and its subsidiaries have been and are being conducted in material compliance with all material Applicable Laws, except for any non-compliance that would result in a Material Adverse Effect. Except as publicly disclosed by the Company in the Company SEC Reports, to the knowledge of the Company, no investigation or review by any Governmental Entity with respect to the Company or any of its subsidiaries is pending or threatened, nor has any Governmental Entity indicated an intention to conduct the same, excluding any such investigation that would result in a Material Adverse Effect.

     SECTION 2.11  Employee Benefits.

     (a) Definitions. For purposes of this Agreement, the following terms shall have the meanings set forth below:

          (i) "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended;

          (ii) "Erisa Affiliate" shall mean any other person or entity under common control with the Company within the meaning of Section 414(b), (c),
     (m) or (o) of the Code and the regulations thereunder;

          (iii) "Company Employee Plan" shall refer to any written plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, stock option, stock purchase, stock bonus, performance awards, membership interest or membership interest-related awards, retirement, health, life, disability insurance, dependent care, retirement, medical, fringe benefits or other employee benefits or remuneration of any kind, funded or unfunded, including each "employee benefit plan," within the meaning of Section 3(3) of ERISA, that is or has within the last three (3) years been maintained, contributed to, or required to be contributed to, by the Company or any ERISA Affiliate for the benefit of any "Employee" (as defined below) and pursuant to which the Company or any ERISA Affiliate has or may have any liability contingent or otherwise;

          (iv) "Employee" shall mean any current, former, or retired employee, director, or officer of the Company or any ERISA Affiliate or any other person entitled to participate under any Company Employee Plan;

          (v) "Employee Agreement" shall refer to each management, employment and consulting agreement or contract and each severance, signing bonus, relocation, repatriation, expatriation, visa, work permit or similar agreement or contract between the Company or any ERISA Affiliate and any Employee or consultant, as to which, as of the date of the Agreement, unsatisfied obligations of the Company are greater than $10,000, except, for purposes of Section 2.11(i), the term "Employee Agreement" shall not be limited by the $10,000 amount if the aggregate amount of unsatisfied obligations of the Company under all such agreements is in excess of $50,000;

          (vi) "IRS" shall mean the Internal Revenue Service;

          (vii) "Multiemployer Plan" shall mean any "Pension Plan" (as defined below) which is a "multiemployer plan," as defined in Section 3(37) of ERISA;

          (viii) "Multiple Employer Plan" shall mean any "Pension Plan" (as defined below) which is a "multiple employer plan," as defined in Section 4063 or 4064 of ERISA;

          (ix) "Pension Plan" shall refer to each Company Employee Plan which is an "employee pension benefit plan," within the meaning of Section 3(2) of ERISA; and

          (x) "Welfare Plan" shall refer to each Company Employee Plan which is a welfare plan as defined in ERISA Section 3(1).

     (b) Employee Plans. Section 2.11(b) of the Company Disclosure Schedule contains an accurate and complete list of each Company Employee Plan and each Employee Agreement. The Company has never verbally represented, promised or contracted to any Employee to maintain or sponsor any Company Employee Plan other than those listed in Section 2.11(b) of the Company Disclosure Schedule. There is no verbal Company Employee Plan to which the Company is a party. The Company has made available to Parent or its counsel, where applicable, true, complete and correct copies of (1) the most recent plan documents, related trust documents, adoption agreements, summary plan descriptions, and all amendments thereto for each Company Employee Plan, (2) the three most recent annual reports on Form 5500 filed with the IRS with respect to each Company Employee Plan, (3) each group annuity contract, insurance policy, service agreement, and other material agreement or policy related to any Company Employee Plan, (4) the three most recent annual nondiscrimination test reports for each Company Employee Plan, (5) the three most recent actuarial and audit reports for each Pension Plan, (6) all IRS determination letters and rulings received by the Company and copies of all applications and correspondence since January 1, 1999 to or from the IRS or the Department of Labor ("DOL") with respect to any Company Employee Plan, (7) all material communications in the Company's possession to any Employee relating to any Company Employee Plan, or in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material Liability to the Company, and (8) all registration statements and prospectuses prepared in connection with each Company Employee Plan.

     (c) Employee Plan Compliance. Except as set forth in Section 2.11(c) of the Company Disclosure Schedule, (i) each Company Employee Plan has been established and maintained in accordance with its terms and all Applicable Laws, including ERISA and the Code; (ii) no "prohibited transaction," within the meaning of Section 4975 of the Code or Section 406 of ERISA, has occurred with respect to any Company Employee Plan; (iii) no Employee of the Company has committed a material breach of any responsibility or obligation imposed upon fiduciaries by Title I of ERISA with respect to any Company Employee Plan; (iv) there are no proceedings pending, or, to the Company's knowledge, threatened or anticipated (other than routine claims for benefits) against any Company Employee Plan or against the assets of any Company Employee Plan; (v) each Company Employee Plan can be amended, terminated or otherwise discontinued in accordance with its terms, without liability to the Company, Parent or any of their respective ERISA Affiliates (other than amounts for accrued benefits and ordinary administration expenses incurred in a termination event); (vi) there are no inquiries, investigations, audits or proceedings pending or, to the Company's knowledge, threatened by the IRS or DOL with respect to any Company Employee Plan or any related trust; (vii) neither the Company nor any ERISA Affiliate is subject to any penalty or tax with respect to any Company Employee Plan under Sections 4975 through 4980 of the Code; (viii) each Pension Plan that is intended to be qualified under Section 401(a) of the Code is and has received a favorable determination opinion, notification or advisory letter with respect to such status from the IRS or has time remaining to apply under applicable Treasury Regulation or IRS pronouncement for a determination or opinion letter and to make any necessary amendments, and no event has occurred and no condition or circumstance has existed or exists which may reasonably be expected to result in the disqualification of such Pension Plan; (ix) there is no violation of any reporting or disclosure requirements imposed by ERISA or the Code with respect to any Company Employee Plan that would result in a material liability to the Company; (x) all contributions required to be made to any Company Employee Plan pursuant to Section 412 of the Code (without regard to any waivers of such requirements) or the terms of the Employee Plan, have been made on or before their due dates (including any contractual or statutory grace periods); (xi) neither Company nor any ERISA Affiliate is, nor do any of them expect to be, subject to (1) a security interest pursuant to Section 412(f) of the Code or (2) a lien pursuant to
Section 412(n) of the Code or Section 4068 or 302(f) of ERISA; and (xii) no event has occurred and there exists no condition or set of circumstances which could reasonably be anticipated to result in any material liability to the Parent, the Company or its ERISA Affiliates with respect to any Company Employee Plan.

     (d) Pension Plans. At no time have the Company or its ERISA Affiliates maintained a Pension Plan subject to Code Section 412 or ERISA Section 302.

     (e) Multiemployer and Multiple Employer Plans. At no time have the Company or its ERISA Affiliates contributed to or been required to contribute to any Multiemployer Plan or Multiple Employer Plan.

     (f) Post-Employment Obligations. Except as set forth in Section 2.11(f) of the Company Disclosure Schedule, no Company Employee Plan provides, or has any liability to provide, life insurance, medical or other employee welfare benefits to any Employee upon his or her retirement or termination of employment for any reason, except as (i) may be required by statute, (ii) to benefits the full cost of which are borne by Employees of the Company (or such Employees' beneficiaries or dependents), (iii) death or disability benefits under any of the Company Employee Plans, or (iv) life insurance benefits for any Employee who dies while in service with the Company.

     (g) Welfare Plans. With respect to any Welfare Plans maintained by the Company or its ERISA Affiliates, the Company and its ERISA Affiliates have complied with the provisions of Sections 4980B, 9801 and 9802 of the Code.

     (h) Plan Expenses and Amendment. Since the beginning of the current fiscal year of any Company Employee Plan, no event has occurred and no condition or circumstance has existed that could result in a material increase in the benefits under or the expense of maintaining such Company Employee Plan from the level of benefits or expense incurred for the most recently completed fiscal year of such Company Employee Plan. Except as provided in Section 2.11(h) of the Company Disclosure Schedule, no insurance policy or any other contract or agreement affecting any Company Employee Plan requires or permits a retroactive increase in premiums or payments due thereunder. Except as set forth in Schedule 2.11(h) of the Company Disclosure Schedule, all amendments and actions required to bring each of the Company Employee Plans into conformity with all of the applicable provisions of ERISA and other applicable laws have been made or taken except to the extent that such amendments or actions are not required by law to be made or taken until a date after the Effective Time.

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

     (i) Effect of Transaction.

     (i) Except as set forth in Section 2.11(i) of the Company Disclosure Schedule, the execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events other than events occurring after the Effective Time which are caused by acts or omissions of Parent or the Company) constitute an event under any Company Employee Plan, Employee Agreement, trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee.

     (ii) In Section 2.11(i) of the Company Disclosure Schedule, the Company shall provide compensation information for any Employee identified pursuant to
Section 2.11(i)(i) of this Agreement sufficient to allow the independent public accountants retained by Parent to calculate each Employee's "base amount" within the meaning of Section 280G(b)(3) of the Code, as is necessary to determine whether any payment or benefit which will or would reasonably be expected to be made by the Company or Parent or any of their respective affiliates with respect to any Employee will be characterized as an "excess parachute payment," within the meaning of Section 280G(b)(1) of the Code.

     (j) Stock Options. Section 2.11(j) of the Company Disclosure Schedule lists all outstanding Stock Options as of October 31, 1999, identifying for each such option: (1) the number of shares issuable, (2) the number of vested shares,
(3) the date of expiration and (4) the exercise price. Other than the automatic vesting of Stock Options that may occur without any further action on the part of the Company or its officers or directors, the Company has not taken any action that would result in any Stock Options that are unvested becoming vested or their terms being extended in connection with or as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

     (k) Foreign Plans. There are no Company Employee Plans maintained for Employees outside of the United States.

     (l) Employee Stock Purchase Plan. There are no options outstanding to purchase shares of the Company's Common Stock under the Company's 1996 Employee Stock Purchase Plan.

     SECTION 2.12  Labor and Employment Matters.  Except as set forth in Section
2.12 of the Company Disclosure Schedule:

          (a) No collective bargaining agreement exists that is binding on the Company or any of its subsidiaries, and the Company has not been officially apprised that any petition has been filed or proceeding instituted by an employee or group of employees of the Company, or any of its subsidiaries, with the National Labor Relations Board seeking recognition of a bargaining representative.

          (b) (i) To the Company's knowledge, there is no labor strike, dispute, slow down or stoppage pending or threatened against the Company or any of its subsidiaries; and

                (ii) As of the date of this Agreement, neither the Company nor any of its subsidiaries has received in the last twenty-four (24) months any demand letters, civil rights charges, suits or drafts of suits with respect to claims made by any of their respective employees.

          (c) All individuals who are currently performing consulting or other services for the Company or any of its subsidiaries are currently classified by the Company as either "independent contractors" or "employees" as the case may be, and, at the Closing Date, will qualify for such classification.

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

          (d) Section 2.12(d) of the Company Disclosure Schedule contains a list as of the date of this Agreement of the name of each officer, employee and consultant of the Company or any of the Company's subsidiaries, together with such person's position or function, annual base salary or wages and any incentives or bonus arrangement with respect to such person. As of the date hereof, the Company has not received any information that would lead it to believe that any such person will or may cease to be engaged by the Company or such subsidiary for any reason, including because of the consummation of the transactions contemplated by this Agreement.

          (e) The Company and each of its subsidiaries has in all material respects withheld and reported all material amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees.

          (f) The Company is not liable for any material payment to any trust or other fund or to any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice).

          (g) Section 2.12(g) of the Company Disclosure Schedule sets forth a complete and correct list as of the date of this Agreement of all Employees holding visas issued by the United States (or if such Employee works principally in a foreign country, such foreign country), listing each such employee by name and type of visa. Section 2.12(g) of the Company Disclosure Schedule sets forth a complete and correct list as of the date of this Agreement of all Employees holding visas issued by foreign countries, listing each such employer by name, and type of visa. Except as set forth in Section 2.12(g) of the Company Disclosure Schedule, as of the date of this Agreement, all other Employees of the Company and its subsidiaries are citizens of the United States or the foreign country in which such Employee performs services for the Company and its subsidiaries.

          (h) Except as set forth in Section 2.12(h) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries is bound by any agreement, nor has it taken or omitted to take any action, that restricts its ability to terminate the employment of any of its Employees at any time without payment or other liability.

     SECTION 2.13  Environmental Laws and Regulations.

     (a) The term "Environmental Laws" means any applicable federal, state, local or foreign law, statute, treaty, ordinance, rule, regulation, policy, permit, consent, approval, license, judgment, order, decree or injunction relating to: (a) Releases (as defined in 42 U.S.C. sec. 9601(22)) or threatened Releases of Hazardous Material (as hereinafter defined) into the environment,
(b) the generation, treatment, storage, disposal, use, handling, manufacturing, transportation or shipment of Hazardous Material, (c) the health or safety of employees in the workplace, (d) protecting or restoring natural resources or (e) the environment. The term "Hazardous Material" means (1) "hazardous substances" (as defined in 42 U.S.C. sec. 9601(14)), including "hazardous waste" as defined in 42 U.S.C. sec. 6903, (2) petroleum, including crude oil and any fractions thereof, (3) natural gas, synthetic gas and any mixtures thereof, (4) asbestos and/or asbestos containing materials, (5) PCBs or materials containing PCBs, (6) any material regulated as a medical waste, (7) lead containing paint, (8) radioactive materials and (9) "Hazardous Substance" or "Hazardous Material" as those terms are defined in any indemnification provision in any contract, lease, or agreement to which the Company or any of its subsidiaries is a party.

     (b) During the period of ownership or operation by the Company and its subsidiaries of any of their current or previously owned or leased properties, there have been no Releases of Hazardous Material by the Company or any of its subsidiaries in, on, under or affecting such properties or any

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

surrounding site, and neither the Company nor any of its subsidiaries has disposed of any Hazardous Material in a manner that has led, or could reasonably be anticipated to lead to a Release. There have been no Releases of Hazardous Material by the Company or any of its subsidiaries in, on, under or affecting their current or previously owned or leased properties or any surrounding site at times outside of such periods of ownership, operation or lease. The Company and its subsidiaries have not received any written notice of, or entered into any order, settlement or decree relating to: (a) any violation of any Environmental Laws or the institution or pendency of any suit, action, claim, proceeding or investigation by any Governmental Entity or any third party in connection with any alleged violation of Environmental Laws or (b) the response to or remediation of Hazardous Material at or arising from any of the Company's properties or any subsidiary's properties. There have been no material violations of any Environmental Laws by the Company or any subsidiary.

     (c) Since the IPO Date, there has not occurred any events, conditions, circumstances, activities, practices, incidents, actions, omissions or plans that constitute a violation by the Company or any of the Company's subsidiaries of, or are reasonably likely to prevent or interfere with the Company's or any of the Company's subsidiaries' future compliance with, any Environmental Laws, which such violations or non-compliance would result in a Material Adverse Effect.

     SECTION 2.14  Taxes.

     (a) Definitions.  For purposes of this Agreement:

     (i) the term "Tax" (including "Taxes") means (A) all federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (B) any liability for payment of amounts described in clause (A) whether as a result of transferee liability, of being a member of an affiliated, consolidated, combined or unitary group for any period, or otherwise through operation of law, and (C) any liability for the payment of amounts described in clauses (A) or (B) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other person; and

     (ii) the term "Tax Return" means any return, declaration, report, statement, information statement and other document filed or required to be filed with respect to Taxes.

     (b) Except as set forth in Section 2.14(b) of the Company Disclosure Schedule (i) the Company and its subsidiaries have duly and timely filed all material Tax Returns required to be filed; (ii) such Tax Returns are complete and accurate in all material respects and correctly reflect the Tax liability required to be reported thereon; and (iii) such Tax Returns do not contain a disclosure statement under Section 6662 of the Code (or any predecessor provision or comparable provision of state, local or foreign law).

     (c) Except as set forth in Section 2.14(c) of the Company Disclosure Schedule (i) the Company and its subsidiaries have paid all Taxes due and payable, and have adequately provided in the financial statements included in the SEC Reports for all material Taxes (whether or not shown on any Tax Return) accrued but not yet due and payable through the date of such Company SEC Reports; (ii) all material Taxes the Company and its subsidiaries accrued following the end of the most recent period covered by the Company SEC Report have been accrued in the ordinary course of business of the Company consistent with past practice and each such subsidiary and have been paid when due in the ordinary course of business consistent with past practices; and (iii) no material election has been made with respect to Taxes of the Company or its subsidiaries in any Tax Returns that have not been provided to Parent.

     (d) Except as set forth in Section 2.14(d) of the Company Disclosure Schedule, no material claim for assessment or collection of Taxes is presently being asserted against the Company or its subsidiaries and neither the Company nor any of its subsidiaries is a party to any pending action, proceeding, or investigation by any governmental taxing authority nor does the Company have knowledge of any such threatened action, proceeding or investigation.

     (e) The Company has not made any payments and is not required to make any payments that will not be fully deductible under Section 162(m) of the Code.

     (f) Neither the Company nor any of its affiliates has taken, proposes to take or agreed to take any action that would prevent the Merger from constituting a reorganization qualifying under the provisions of Section 368(a) of the Code.

     (g) Except as set forth in Section 2.14(g) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries is a party to or bound by any obligation under any Tax sharing, Tax allocation, Tax indemnity or similar agreement or arrangement.

     (h) Except as set forth in Section 2.14(h) of the Company Disclosure Schedule, there is currently no limitation on the utilization of net operating losses, built-in losses, tax credits or other similar items of the Company or its subsidiaries under Section 382, 383, 384 or 1502 of the Code and the Treasury Regulations thereunder.

     (i) Except as set forth in Section 2.14(i) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries has agreed to, or is required to make, any adjustment under Section 481 of the Code by reason of a change in accounting method.

     (j) Neither the Company nor any of its subsidiaries is a "consenting corporations" within the meaning of Section 341(j) of the Code.

     SECTION 2.15  Intellectual Property.

     (a) Section 2.15(a) of the Company Disclosure Schedule sets forth a complete and accurate list of all of the following (if any) owned by Company and its subsidiaries, to its actual knowledge: (a) patents and patent applications;
(b) Trademark registrations and applications and material unregistered Trademarks; and (c) copyright registrations and applications, indicating for each, the applicable jurisdiction, registration number (or application number) and date issued (or date filed). For purposes of this Agreement, "Intellectual Property" means: trademarks and service marks (whether registered or unregistered), trade names, designs and general intangibles of like nature, together with all goodwill related to the foregoing (collectively, "Trademarks"); patents (including any continuations, continuations in part, renewals and applications for any of the foregoing) (collectively "Patents"); copyrights (including any registrations and applications therefor and whether registered or unregistered) (collectively "Copyrights"); computer software; databases; works of authorship; mask works; trade secrets and other confidential information, know-how, proprietary processes, formulae, algorithms, models, user interfaces, customer lists, inventions, discoveries, concepts, ideas, techniques, methods, source codes, object codes, methodologies and, with respect to all of the foregoing, related confidential data or information (collectively, "Trade Secrets").

     (b) Trademarks.

     (i) All Trademark registrations made by the Company or its subsidiaries are, as of the date hereof, in compliance in all material respects with all legal requirements (including the timely post-registration filing of affidavits of use and incontestability and renewal applications) other than any requirement that, if not satisfied, would not result in a cancellation of any such registration or otherwise materially affect the priority, validity and enforceability of the Trademark in question.

     (ii) As of the date hereof, no registered Trademark owned by the Company or any of its subsidiaries has been within the last three (3) years or is now involved in any opposition or cancellation proceeding in the United States Patent and Trademark Office. No such action has been threatened in writing within the two (2)-year period prior to the date of this Agreement.

     (iii) To the knowledge of the Company, there has been no prior use of any material Trademark by any third party that confers upon said third party superior rights in any such Trademark.

     (c) Patents.

     (i) All Patents owned by the Company or any of its subsidiaries are, as of the date hereof, in compliance with legal requirements (including payment of filing, examination, and maintenance fees and proofs of working or use) other than any requirement that, if not satisfied, would not result in a revocation or otherwise materially affect the enforceability of the Patent in question.

     (ii) As of the date hereof, no Patent owned by the Company or any of its subsidiaries has been or is now involved in any interference, reissue, reexamination or opposing proceeding in the United States Patent and Trademark Office. No such action has been threatened in writing within the two (2) year period prior to the date of this Agreement.

     (iii) As of the date hereof, there is no patent or, to the Company's knowledge, patent application of any person that conflicts in any material respect with any Patent owned by the Company or any of its subsidiaries, or invalidates any claim the Company, or any of the Company's subsidiaries, has in any Patent owned by the Company or any of its subsidiaries.

     (d) Copyrights.

     (i) To the Company's actual knowledge, no Copyright owned by the Company or any of its subsidiaries has been infringed or has been challenged or threatened in any way. To the Company's actual knowledge, none of the subject matter of any of the Copyrights owned by the Company or any of its subsidiaries infringes or is alleged to infringe any copyright of any third party.

     (e) Trade Secrets.

     (i) The Company and each of its subsidiaries has taken reasonable steps in accordance with normal industry practice to protect their respective rights in its Trade Secrets, subject to its business judgement in the ordinary course of business to publicly disclose Trade Secrets.

     (ii) Without limiting the generality of Section 2.15(e)(i) and except as would not be materially adverse to the Company or its business, the Company and each subsidiary enforces a policy of requiring each relevant employee, consultant and contractor to execute proprietary information, confidentiality and assignment agreements substantially in the form of the Company's standard forms (all of which are valid and enforceable under applicable law) that assign to the Company all rights to any Intellectual Property rights relating to the Company's business that are developed by the employee, consultant or contractor, as applicable, in the course of his or her activities for the Company or are developed during working hours or using Company resources and that otherwise appropriately protect the Intellectual Property of the Company and its subsidiaries. Except under confidentiality obligations (and subject to subsection(i) above), there has been no disclosure by the Company or any subsidiary of material confidential information or Trade Secrets, subject to its business judgement in the ordinary course of business to publicly disclose Trade Secrets.

     (iii) Notwithstanding items (i) and (ii), the Company and each of its subsidiaries have taken reasonable steps in accordance with normal industry practice to protect their respective rights in its Trade Secrets contained in and relating to the product MarketStream 2.0 and all subsequent versions;

and to the Company's and each of its subsidiaries actual knowledge, the Company and each of its subsidiaries have taken reasonable steps in accordance with normal industry practice to protect their respective rights in its Trade Secrets contained in all other products used, manufactured, marketed, sold or licensed by the Company and its subsidiaries.

     (f) License Agreements. Other than software commercially available on reasonable terms to any person for a total license fee of no more than $5,000,
Section 2.15(f)(1) of the Company Disclosure Schedule sets forth a complete and accurate list, as of the date hereof, of all license agreements entered into at any time since the IPO Date on or before the date hereof granting to the Company or any of its subsidiaries any material right to use or practice any rights under any Intellectual Property (collectively, the "Inbound License Agreements"), indicating for each the title, date and the parties thereto. Other than licenses with customers that, in the twelve-month period ended prior to the date hereof, have purchased or licensed products for which the total payments to the Company and its subsidiaries did not exceed $10,000, Section 2.15(f)(2) of the Company Disclosure Schedule sets forth a complete and accurate list, as of the date hereof, of all license agreements under which the Company or any of its subsidiaries licenses software or grants other rights to use or practice any rights under any Intellectual Property (collectively, the "Outbound License Agreements"), indicating for each the title, date and the parties thereto. As of the date hereof, there is no material outstanding or, to the Company's knowledge, threatened dispute or disagreement with respect to any Inbound License Agreement or any Outbound License Agreement.

     (g) Ownership; Sufficiency of IP Assets. The Company owns or possesses adequate licenses or other rights to use, free and clear of Liens, orders and arbitration awards, all of the Intellectual Property used in and material to its business. The Company's Intellectual Property, together with the Company's and its subsidiaries' rights under the licenses granted to the Company or any of its subsidiaries under the Inbound License Agreements, constitute all the material Intellectual Property rights used in the operation of the Company's and its subsidiaries' businesses as they are currently conducted and are all the Intellectual Property rights necessary to operate such businesses after the Effective Time in substantially the same manner as such businesses have been operated by the Company prior hereto.

     (h) Protection of IP. The Company has taken reasonable steps to protect the Intellectual Property of the Company and its subsidiaries.

     (i) No Infringement by the Company. The software product known as MarketStream version 2.0 and all subsequent versions do not infringe upon, violate or constitute the unauthorized use of any valid and enforceable rights owned or controlled by any third party, including any Intellectual Property of any third party. To the Company's actual knowledge, all other products used, manufactured, marketed, sold or licensed by the Company and its subsidiaries, and all Intellectual Property used in the conduct of the Company's and its subsidiaries' businesses on or before the date hereof, do not infringe upon, violate or constitute the unauthorized use of any valid and enforceable rights owned or controlled by any third party, including any Intellectual Property of any third party.

     (j) No Pending or Threatened Infringement Claims. Except and to the extent publicly disclosed in the Company SEC Reports, no litigation is, as of the date hereof, or within the three (3) years prior to the date of this Agreement was, pending and, to the Company's knowledge, no notice or other claim has been made against the Company within the one (1) year prior to the date of this Agreement,
(A) alleging that the Company any of its subsidiaries has engaged in any activity or conduct that infringes upon, violates or constitutes the unauthorized use of the Intellectual Property rights of any third party or (B) challenging the ownership, use, validity or enforceability of any Intellectual Property owned or licensed by or to the Company. Except as specifically disclosed in one or more Sections of the Company Disclosure Schedule pursuant to this Section 2.15, no

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

Intellectual Property (a) that is owned by the Company or any of its subsidiaries or the subject of an Inbound License Agreement, is subject to any outstanding order, judgment, decree, stipulation or agreement restricting the use thereof by the Company or any such subsidiary, except as may be provided in an Inbound License Agreement, or (b) that is the subject of an Outbound License Agreement, is subject to any outstanding order, judgment, decree, stipulation or agreement restricting the sale, transfer, assignment or licensing thereof by the Company or any of its subsidiaries to any person (except any agreement that may be expressly included in an Outbound License Agreement).

     (k) No Infringement by Third Parties. Except as and to the extent publicly disclosed in the Company SEC Reports, to the actual knowledge of the Company as of the date hereof, no third party is or has been misappropriating, infringing, diluting, or violating any Intellectual Property owned by or licensed to the Company or any of its subsidiaries, and no such claims against any third party have been made by the Company or any of its subsidiaries as of the date hereof.

     (l) Assignment; Change of Control. Except as set forth in Section 2.15(l) to the Company Disclosure Schedule, the execution, delivery and performance by the Company of this Agreement, and the consummation of the transactions contemplated hereby, will not: (1) cause (whether or not with the passage of time or at the election of any third party) any payment to become due and payable by the Company or any of its subsidiaries, or Parent or any of its subsidiaries, that would not otherwise have become due and payable if this Agreement had not been executed, delivered or performed, under any Inbound License Agreement or Outbound License Agreement, (2) result in the loss or impairment of, or give rise to any right of any third party to terminate or modify, any of the Company's or any of its subsidiaries' rights to own any of its Intellectual Property or their respective rights under any Inbound License Agreement or Outbound License Agreement, or (3) require the consent of any Governmental Authority or third party in respect of any Inbound License Agreement or Outbound License Agreement.

     (m) Software. The Software owned by the Company or any of its subsidiaries as of the date hereof, was either (i) developed by employees of the Company or any of its subsidiaries within the scope of their employment; (ii) developed by independent contractors who have assigned their rights to the Company or any of its subsidiaries pursuant to legal, valid and enforceable written agreements; or
(iii) otherwise acquired by the Company or a subsidiary from a third party. Except as set forth in Section 2.15(m) of the Company Disclosure Schedule, such Software does not contain any programming code, documentation or other materials or development environments that embody Intellectual Property rights of any person other than the Company or any of its subsidiaries. For purposes of this
Section 2.15(m), "Software" means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (iii) descriptions, schematics, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, and (iv) all documentation, including user manuals and training materials, relating to any of the foregoing; and includes, without limiting the foregoing, MarketStream version 2.0 and all subsequent versions (including any under development).

     (n) Performance of Existing Software Products. The Company software product known as MarketStream version 2.0 and all subsequent versions perform in all material respects, free of significant bugs, viruses or programming errors, the functions described in any agreed specifications, end user documentation or warranties provided to customers or other information provided to customers of the Company or its subsidiaries on which such customers relied when licensing or otherwise acquiring such products.

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

     (o) Year 2000 Compliance.

     (i) Except as set forth in Section 2.15(o) of the Company Disclosure Schedule, the Company Year 2000 Compliant Products will record, store, process and calculate and present calendar dates falling on and after December 31, 1998, and will calculate any information dependent on or relating to such dates in the same manner and with the same functionality, data integrity and performance as the products record, store, process, calculate and present calendar dates on or before December 31, 1998, or calculate any information dependent on or relating to such dates (collectively "Year 2000 Compliant"). Except as set forth in
Section 2.15(o) of the Company Disclosure Schedule, the Company Year 2000 Compliant Products will lose no significant functionality with respect to the introduction of records containing dates falling on or after December 31, 1998. Except as set forth in Section 2.15(o) of the Company Disclosure Schedule, the Company Year 2000 Compliant Products may be used prior to, during and after December 31, 1998, such that such Software will operate prior to, during and after such time period without error caused by date data that represents or references different centuries or more than one century. The "Company Year 2000 Compliant Products" are MarketStream 2.0, OneServer 2.6 for Solaris, and OneServer 2.5 for HP, and all subsequent versions of each such product.

     (ii) The Company Year 2000 Compliant Products conform to all representations and warranties made by the Company and its subsidiaries to customers with respect to the introduction of records containing dates falling on or after December 31, 1998, the advent of the year 2000, the advent of the twenty-first century, the transition from the twentieth century through the year 2000 and into the twenty-first century, and/or otherwise with regard to the ability to record, store, process, calculate and present dates from, into and between the twentieth and twenty-first centuries, including the years 1999 and 2000 and leap year calculations.

     SECTION 2.16 Insurance. Each of the Company and its subsidiaries maintains insurance policies (the "Insurance Policies") against all risks of a character and in such amounts as are customarily insured against by similarly situated companies in the same or similar businesses. Each material Insurance Policy is in full force and effect and is valid, outstanding and enforceable, and all premiums due thereon have been paid in full. Except as set forth in
Section 2.16 of the Company Disclosure Schedule, none of the material Insurance Policies will terminate or lapse (or be affected in any other materially adverse manner) by reason of the transactions contemplated by this Agreement. Each of the Company and its subsidiaries has complied in all material respects with the provisions of each Insurance Policy under which it is the insured party. No insurer under any Insurance Policy has canceled or generally disclaimed liability under any such policy or, to the Company's knowledge, indicated any intent to do so or not to renew any such policy. All material claims of which the Company has knowledge under the Insurance Policies have been filed in a timely fashion.

     SECTION 2.17  Restrictions on Business Activities.  Except as set forth in
Section 2.17 of the Company Disclosure Schedule, for employees' obligations to prior employers and for the limitations (express or implied) in any license of Intellectual Property to the Company, there is no agreement (noncompete or otherwise), judgment, injunction, order or decree to which the Company is a party or otherwise binding upon the Company that has or is reasonably likely to have the effect of prohibiting or impairing any business practice of the Company, any acquisition of property (tangible or intangible) by the Company or the conduct of business by the Company. Without limiting the foregoing, the Company has not entered into any agreement under which the Company is restricted from selling, licensing or otherwise distributing any of its products or providing services to any class of customers, in any geographic area, during any period of time or in any segment of the market.

     SECTION 2.18  Title to Properties; Absence of Liens and Encumbrances.

     (a) The Company owns no real property, nor has it ever owned any real property. Section 2.18 of the Company Disclosure Schedule sets forth a list of all real property currently leased by the Company as of the date of this Agreement. All such current leases are in full force and effect, are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing material default or material event of default (or event which with notice or lapse of time, or both, would constitute a material default), in each case, on the part of the Company. Complete and correct copies of such leases have been made available to Parent or its counsel.

     (b) As of the date of this Agreement, the Company has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of the properties and assets, tangible and intangible, real, personal and mixed, used or held for use in its business, free and clear of any Liens, except as reflected in the Company SEC Reports, except for Liens for Taxes not yet due and payable and except for such imperfections of title, if any, that do not materially interfere with the present value of the subject property or as may be reflected in Section 2.18 of the Company Disclosure Schedule.

     SECTION 2.19 Certain Business Practices. None of the Company, any of its subsidiaries or any directors or officers or, to the Company's knowledge, agents or employees of the Company or any of its subsidiaries has (i) used any funds of the Company for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity, (ii) made any unlawful payment on behalf of the Company to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (iii) made any other unlawful payment on behalf of the Company.

     SECTION 2.20 Product Warranties. Section 2.20 of the Company Disclosure Schedule sets forth complete and accurate copies of the forms of written warranties and guaranties by the Company or any of its subsidiaries currently in effect with respect to its products for the customers identified in Section 2.20 of the Company Disclosure Schedule. The Company represents and warrants that it has provided Parent with copies (or written summaries, if oral) of all such warranties or guaranties. There have not been any material deviations from such warranties and guaranties (whether written or oral), and neither the Company, any of its subsidiaries nor any of their respective salesmen, employees, distributors and agents is authorized to undertake obligations to any customer or to other third parties materially in excess of such warranties or guaranties.

     SECTION 2.21 Agreements, Scheduled Contracts and Commitments. Except as set forth in Section 2.21 of the Company Disclosure Schedule, as of the date of this Agreement, the Company does not have, is not a party to nor is it bound by:

          (i) any collective bargaining agreements;

          (ii) any employment or consulting agreement with an employee or individual consultant, or any consulting or sales agreement under which a firm or other organization provides services to the Company other than those that are terminable by the Company or any of its subsidiaries on no more than thirty days notice without liability or financial obligation exceeding $50,000, except to the extent general principles of wrongful termination law may limit the Company's or any of its subsidiaries' ability to terminate employees at will, or any consulting agreement;

          (iii) any fidelity or surety bond or completion bond;

          (iv) any agreement of indemnification other than in the ordinary course of business consistent with past practice or any guaranty, in either case, entered into since the IPO Date;

          (v) any agreement entered into since the IPO Date pursuant to which the Company has granted or may grant in the future, to any party a source-code license or option or other right to use or acquire source-code;

          (vi) any agreement relating to the disposition or acquisition of assets or any interest in any business enterprise, outside the ordinary course of the Company's business consistent with past practices;

          (vii) any distribution, joint marketing or development agreement;

          (viii) any customer agreement, or group of related agreements that relate to any single customer together with its affiliated entities, that provides for aggregate future revenue to the Company of more than $50,000; or

          (ix) any other material agreement or commitment, whether written or oral that has not otherwise been disclosed to Parent and Acquisition.

     Neither the Company nor any of its subsidiaries has in any material respect breached, violated or defaulted under, or received notice that it has materially breached, violated or defaulted under, any of the terms or conditions of any agreement, contract or commitment required to be set forth in Section 2.21 of the Company Disclosure Schedule and each such agreement, contract or commitment is in full force and effect and is not subject to any material default thereunder of which the Company has knowledge by any party obligated to the Company pursuant thereto.

     SECTION 2.22 Vote Required. The affirmative vote of the holders of a majority of the outstanding Shares is the only vote of the holders of any class or series of the Company's capital stock necessary to approve and adopt this Agreement.

     SECTION 2.23 Affiliates. Except for the directors and executive officers of the Company, each of whom is listed in Section 2.24 of the Company Disclosure Schedule, there are no persons who, to the knowledge of the Company, may be deemed to be affiliates of the Company within the meaning of Rule 145 of the Securities Act ("Company Affiliates").

     SECTION 2.24 Opinion of Financial Adviser. Alliant Partners (the "Company Financial Adviser") has delivered to the Company Board its written opinion dated November 18, 1999 to the effect that as of such date the total consideration received by the Company's stockholders pursuant to this Agreement is fair, from a financial point of view, to the Company's stockholders (the "Opinion of Company Financial Advisor"). A true and complete copy of such opinion has been delivered or made available to Parent.

     SECTION 2.25 Brokers. No broker, finder or investment banker (other than the Company Financial Adviser, a true and correct copy of whose engagement agreement has been provided to Parent) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

     SECTION 2.26 Takeover Statutes. No "fair price," "moratorium," "control share acquisition" or other similar anti-takeover statute or regulation (each a "Takeover Statute") is applicable to the Company, the Shares, the Merger or any of the other transactions contemplated by this Agreement. The Company Board has approved the Merger and this Agreement, and such approval is sufficient to render inapplicable to the Merger, this Agreement and the transactions contemplated by this Agreement, the provisions of DGCL Section 203 to the extent, if any, such Section is applicable to the Merger, this Agreement, or any of the transactions contemplated by this Agreement.

     SECTION 2.27 Representations Complete. To the Company's actual knowledge, the representations and warranties made by the Company in this Agreement, and the statements made in any Schedules or certificates furnished by the Company pursuant to this Agreement, do not contain and will not contain, as of their respective dates, any untrue statement of a material fact, nor do they omit or will they omit, as of their respective dates, to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which they were made, not misleading.

                                  ARTICLE III

                       REPRESENTATIONS AND WARRANTIES OF
                             PARENT AND ACQUISITION

     Parent and Acquisition hereby jointly and severally represent and warrant to the Company, subject to the exceptions set forth in the Disclosure Schedule (the "Parent Disclosure Schedule") delivered by Parent to the Company (which exceptions shall qualify only the Section specifically identified and any other Section where it is reasonably clear that the disclosure is intended to apply to another Section) that:

     SECTION 3.1 Organization. Each of Parent, Acquisition and Parent's other subsidiaries is duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Parent has heretofore made available to the Company accurate and complete copies of the Certificates of Incorporation and bylaws as currently in full force and effect, of Parent, Acquisition and Parent's other subsidiaries. Each of Parent, Acquisition and Parent's other subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary except where the failure to obtain such qualification or license with respect to Parent, Acquisition or Parent's other subsidiaries would not adversely affect Parent, Acquisition or Parent's other subsidiaries in any material way.

     SECTION 3.2  Capitalization of Parent and its Subsidiaries.

     (a) The authorized capital stock of the Parent consists of 150,000,000 shares of Parent Common Stock ("Parent Shares"), of which, as of October 31, 1999, 33,685,585 Parent Shares were issued and outstanding, and 15,000,000 shares of preferred stock, none of which is outstanding. All of the outstanding Parent Shares have been validly issued and are fully paid, nonassessable and free of preemptive rights. As of October 31, 1999, approximately 14,715,000 Parent Shares were reserved for issuance and, as of October 31, 1999, approximately 6,670,342 were issuable upon or otherwise deliverable in connection with the exercise of outstanding options to purchase Parent Common Stock issued pursuant to the following plans ("Parent Option Plans"): 1995 Stock Option Plan, 1997 Stock Option Plan. As of October 31, 1999. approximately 23,736 Parent Shares were issuable or otherwise deliverable in connection with the exercise of outstanding options to purchase Parent Common Stock issued pursuant to the FirstFloor 1993 Stock Option Plan. The maximum number of shares that may be issued under the 1999 Employee Stock Purchase Plan is 750,000 shares of which as of October 31, 1999, 0 shares have been issued and 750,000 shares are reserved for issuance. Except as set forth in Section 3.2(a) of the Parent Disclosure Schedule, between October 31, 1999 and the date hereof, no shares of the Parent's capital stock have been issued other than pursuant to options already in existence on such first date issued under Parent Option Plans, and between October 31, 1999 and the date hereof, no stock options have been granted. Except as set forth above, and as set forth in the Parent Disclosure Schedule, as of the date hereof, there are outstanding (i) no shares of capital stock

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

or other voting securities of Parent, (ii) no securities of Parent or any of its subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other securities of Parent, (iii) no options, preemptive or other rights to acquire from Parent or any of its subsidiaries, and, except as described in the Parent SEC Reports (as defined below), no obligations of Parent or any of its subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable or exercisable for capital stock or other securities of Parent, and (iv) no equity equivalent interests in the ownership or earnings of the Company or its subsidiaries or other similar rights (collectively "Parent Securities"). Except as set forth in Section 3.2(a) of the Parent Disclosure Schedule, as of the date hereof, there are no outstanding rights or obligations of the Parent or any of its subsidiaries to repurchase, redeem or otherwise acquire any Parent Securities. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Parent is a party or by which it is bound relating to the voting or registration of any shares of capital stock of Parent.

     (b) All of the outstanding capital stock of Parent's subsidiaries owned by Parent is owned, directly or indirectly, free and clear of any Lien or any other limitation or restriction (including any restriction on the right to vote or sell the same except as may be provided as a matter of Applicable Law). Except as set forth in Section 3.2(b) of the Parent Disclosure Schedule, there are no
(i) securities of Parent or any of its subsidiaries convertible into or exchangeable or exercisable for, (ii) options or (iii) except for the Parent Rights, other rights to acquire from Parent or any of its subsidiaries any capital stock or other ownership interests in or any other securities of any subsidiary of Parent, and there exists no other contract, understanding, arrangement or obligation (whether or not contingent) providing for the issuance or sale, directly or indirectly, of any such capital stock. There are no outstanding contractual obligations of Parent or its subsidiaries to repurchase, redeem or otherwise acquire any outstanding shares of capital stock or other ownership interests in any subsidiary of Parent.

     (c) The Parent Shares constitute the only class of equity securities of Parent or its subsidiaries registered or required to be registered under the Exchange Act.

     SECTION 3.3  Authority Relative to this Agreement.

     (a) Each of Parent and Acquisition has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the boards of directors of Parent (the "Parent Board") and Acquisition and by Parent as the sole stockholder of Acquisition, and no other corporate proceedings on the part of Parent or Acquisition are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (including the Merger). This Agreement has been duly and validly executed and delivered by each of Parent and Acquisition and constitutes, assuming the due authorization, execution and delivery hereof by the Company, a valid, legal and binding agreement of each of Parent and Acquisition enforceable against each of Parent and Acquisition in accordance with its terms, subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors' rights generally or to general principles of equity.

     (b) Without limiting the generality of the foregoing, the Parent Board has unanimously (1) determined that the Merger is fair to, and in the best interests of Parent and Parent's stockholders, (2) approved this Agreement, the Merger and the other transactions contemplated hereby, and (3) has not withdrawn or modified such approval.

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

     SECTION 3.4  SEC Reports; Financial Statements.

     (a) Parent has filed all required forms, reports and documents ("Parent SEC Reports") with the SEC since October 6, 1999, each of which complied at the time of filing in all material respects with all applicable requirements of the Securities Act and the Exchange Act, each law as in effect on the dates such forms, reports and documents were filed. None of such Parent SEC Reports, including any financial statements or schedules included or incorporated by reference therein, contained when filed any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein in light of the circumstances under which they were made not misleading, except to the extent superseded or amended by a Parent SEC Report filed subsequently and prior to the date hereof. The audited consolidated financial statements of Parent included in the Parent SEC Reports fairly present in conformity in all material respects with generally accepted accounting principles applied on a consistent basis (except as may be indicated in the notes thereto) the consolidated financial position of Parent and its consolidated subsidiaries as of the dates thereof and their consolidated results of operations and changes in financial position for the periods then ended. Notwithstanding the foregoing, Parent shall not be deemed to be in breach of any of the representations or warranties in this Section 3.4 as a result of any changes to the Parent SEC Reports that Parent may make in response to comments received from the SEC on the S-4 or the Proxy Statement.

     (b) Parent has heretofore made, and hereafter will make, available to the Company a complete and correct copy of any amendments or modifications that are required to be filed with the SEC but have not yet been filed with the SEC to agreements, documents or other instruments that previously had been filed by Parent with the SEC pursuant to the Exchange Act.

     SECTION 3.5 Information Supplied. None of the information supplied or to be supplied by Parent or Acquisition in writing for inclusion or incorporation by reference in (i) the S-4 will at the time the S-4 is filed with the SEC and at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or
(ii) the Proxy Statement will, at the date mailed to stockholders of the Company and at the times of the meeting or meetings of stockholders of the Company to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein in light of the circumstances under which they are made not misleading. The S-4 will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder. Notwithstanding the foregoing, Parent makes no representation, warranty or covenant with respect to any information supplied or required to be supplied by the Company that is contained in or omitted from any of the foregoing documents.

     SECTION 3.6 Consents and Approvals; No Violations. Except for filings, permits, authorizations, consents and approvals as may be required under applicable requirements of the Securities Act, the Exchange Act, state securities or blue sky laws, the HSR Act, and any filings under similar merger notification laws or regulations of foreign Governmental Entities and the filing and recordation of the Certificate of Merger as required by the DGCL, no material filing with or notice to, and no material permit, authorization, consent or approval of any Governmental Entity is necessary for the execution and delivery by Parent or Acquisition of this Agreement or the consummation by Parent or Acquisition of the transactions contemplated hereby. Neither the execution, delivery and performance of this Agreement by Parent or Acquisition nor the consummation by Parent or Acquisition of the transactions contemplated hereby will (i) conflict with or result in any breach of any provision of the respective Certificates of Incorporation or bylaws (or similar governing documents) of Parent or Acquisition or any of Parent's other subsidiaries, (ii) result in a violation or breach of or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration or Lien) under any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or Acquisition or any of Parent's other subsidiaries is a party or by which any of them or any of their respective properties or assets are bound or (iii) violate any material order, writ, injunction, decree, law, statute, rule or regulation applicable to Parent or Acquisition or any of Parent's other subsidiaries or any of their respective properties or assets.

     SECTION 3.7 Litigation. Except as publicly disclosed by the Parent in the Parent SEC Reports or as set forth in Section 3.7 of the Parent Disclosure Schedule, there is no suit, claim, action, arbitration, proceeding or investigation pending or, to the knowledge of Parent, threatened against Parent or any of its subsidiaries or any of their respective properties or assets before any Governmental Entity or brought by any person that is material or would reasonably be expected to prevent or delay the consummation of the transactions contemplated by this Agreement beyond the Final Date. Except as publicly disclosed by Parent in the Parent SEC Reports, neither Parent nor any of its subsidiaries is subject to any outstanding order, writ, injunction or decree that would reasonably be expected to be material or would reasonably be expected to prevent or delay the consummation of the transactions contemplated hereby. No Governmental Entity has at any time challenged or questioned in writing to Parent the legal right of Parent to design, offer or sell any of its products or services in the present manner or style thereof.

     SECTION 3.8 Tax Treatment. Neither Parent, Acquisition or any of Parent's other subsidiaries nor, to the knowledge of Parent, any of its affiliates has taken, proposes to take, or has agreed to take any action that would prevent the Merger from constituting a reorganization qualifying under the provisions of
Section 368(a) of the Code.

     SECTION 3.9 Opinion of Financial Adviser. Hambrecht & Quist (the "Parent Financial Adviser") has delivered to the Board of Directors of Parent its opinion to the effect that, as of November 18, 1999, the Merger Consideration is fair, from a financial point of view, to Parent ("Opinion of Parent Financial Adviser").

     SECTION 3.10 Brokers. Other than the Parent Financial Adviser, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Acquisition.

     SECTION 3.11 No Prior Activities. Except for obligations incurred in connection with its incorporation or organization or the negotiation and consummation of this Agreement and the transactions contemplated hereby, Acquisition has neither incurred any obligation or liability nor engaged in any business or activity of any type or kind or entered into any agreement or arrangement with any person.

     SECTION 3.12 No Undisclosed Liabilities; Absence of Changes. Except as and to the extent publicly disclosed by Parent in the Parent SEC Reports, neither Parent nor any of its subsidiaries has any material liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by generally accepted accounting principles to be reflected on a consolidated balance sheet of Parent (including the notes thereto) other than
(i) liabilities specifically described in this Agreement or in the Parent Disclosure Schedule, and (ii) normal or recurring liabilities incurred since September 30, 1999 in the ordinary course of business consistent with past practices. Except as publicly disclosed by Parent in the Parent SEC Reports or as set forth in Section 3.12 of the Parent Disclosure Schedule, since September 30, 1999, there have been no events, changes or effects with respect to Parent or its subsidiaries that, individually or in the aggregate, have had or reasonably would be expected to have had a Material Adverse Effect on Parent.

     SECTION 3.13 Compliance with Applicable Law. Except as publicly disclosed by Parent in the Parent SEC Reports, Parent and its subsidiaries hold all material permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the "Parent Permits"). Except as publicly disclosed by Parent in the Parent SEC Reports, Parent and its subsidiaries are in material compliance with the terms of the Parent Permits. Except as publicly disclosed by Parent in the Parent SEC Reports, to the knowledge of Parent, the businesses of Parent and its subsidiaries have been and are being conducted in material compliance with all material Applicable Laws. Except as publicly disclosed by Parent in the Parent SEC Reports, no investigation or review by any Governmental Entity with respect to Parent or any of its subsidiaries is pending or, to the knowledge of Parent, threatened, nor, to the knowledge of Parent, has any Governmental Entity indicated an intention to conduct the same.

     SECTION 3.14 Intellectual Property. Parent (or one of its subsidiaries) owns all of the material Intellectual Property, or has a valid and enforceable right to use all of the material Intellectual Property that is not owned exclusively by it, that is used in Parent's business. Except as set forth in
Section 3.14 of the Parent Disclosure Schedule, the products used, manufactured, marketed, sold or licensed by Parent and its subsidiaries, and all Intellectual Property used in the conduct of Parent's businesses as currently conducted, do not infringe upon, violate or constitute the unauthorized use of any valid and enforceable rights owned or controlled by any third party, including any Intellectual Property of any third party. Except as and to the extent publicly disclosed in the Parent SEC Reports, to the knowledge of Parent, as of the date hereof no third party is misappropriating, infringing or violating any Intellectual Property owned by or licensed to Parent or any of its subsidiaries, and no such claims against any third party made by Parent or any of its subsidiaries are outstanding as of the date hereof. All of Parent's and its subsidiaries' material products conform to all representations and warranties made by Parent and its subsidiaries to customers with respect to the introduction of records containing dates falling on or after December 31, 1998, the advent of the year 2000, the advent of the twenty-first century or the transition from the twentieth century through the year 2000 and into the twenty-first century.

     SECTION 3.15 No Default. Except as set forth in Section 3.15 of the Parent Disclosure Schedule, neither Parent nor any of its subsidiaries is in material breach, default or violation (and no event has occurred that with notice or the lapse of time or both would constitute a breach, default or violation) of any term, condition or provision of (i) its Certificate of Incorporation or bylaws (or similar governing documents), (ii) any material note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or any of its subsidiaries is now a party or by which it or any of its properties or assets are bound or (iii) any material order, writ, injunction, decree, law, statute, rule or regulation applicable to Parent or any of its subsidiaries or any of its properties or assets.

     SECTION 3.16 Representations Complete. To the Parent's and Acquisition's actual knowledge, the representations and warranties made by Parent and Acquisition in this Agreement, and the statements made in any certificates furnished by Parent and Acquisition pursuant to this Agreement do not contain and will not contain, as of their respective dates, any untrue statement of a material fact, nor do they omit or will they omit, as of their respective dates, to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which they were made, not misleading.

     SECTION 3.17  Title to Properties; Absence of Liens and
Encumbrances. Parent has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its properties and assets, tangible and intangible, real, personal and mixed, used or held for use in its business, free and clear of any Liens, except as reflected in the Parent SEC Reports except for Liens for Taxes not yet due and payable and such imperfections of title, if any that do not materially

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

interfere with the present value of the subject property or as may be reflected in Section 3.16 of the Parent Disclosure Schedule.

     SECTION 3.18  Year 2000 Compliance.

     (a) Except as set forth in Section 3.18(a) of the Parent Disclosure Schedule, all of Parent's and its subsidiaries' material products marketed as of the date hereof will record, store, process and calculate and present calendar dates falling on and after December 31, 1998, and will calculate any information dependent on or relating to such dates in the same manner and with the same functionality, data integrity and performance as the products record, store, process, calculate and present calendar dates on or before December 31, 1998, or calculate any information dependent on or relating to such dates (collectively "Year 2000 Compliant"). Except as set forth in Section 3.18(a) of the Parent Disclosure Schedule, all of Parent's and its subsidiaries' material products marketed as of the date hereof will lose no significant functionality with respect to the introduction of records containing dates falling on or after December 31, 1998. Except as set forth in Section 3.18(a) of the Parent Disclosure Schedule, the versions of Parent's and its subsidiaries' Software marketed as of the date hereof may be used prior to, during and after December 31, 1998, such that such Software will operate prior to, during and after such time period without error caused by date data that represents or references different centuries or more than one century.

     (b) All of Parent's and its subsidiaries' material products marketed as of the date hereof conform to all representations and warranties made by Parent and its subsidiaries to customers with respect to the introduction of records containing dates falling on or after December 31, 1998, the advent of the year 2000, the advent of the twenty-first century or the transition from the twentieth century through the year 2000 and into the twenty-first century.

     SECTION 3.19 Parent Common Stock. The Parent Common Stock to be issued in connection with the Merger (including the Parent Common Stock to be issued in accordance with Section 1.8 and the Parent Common Stock to be issued in accordance with Section 1.11) has been duly authorized by all necessary corporate action, and when issued in accordance with this Agreement, will be validly issued, fully paid and nonassessable and not subject to preemptive rights, and will be freely tradable. Without limiting the generality of the foregoing, none of the shares of Parent Common Stock to be issued in connection with the Merger will constitute "restricted securities" within the meaning of Rule 144 of the Securities Act.

                                   ARTICLE IV

                                   COVENANTS

     SECTION 4.1 Conduct of Business of the Company. Except as contemplated by this Agreement or as described in Section 4.1 of the Company Disclosure Schedule, during the period from the date hereof to the Effective Time, the Company will, and will cause each of its subsidiaries to, conduct its operations in the ordinary course of business consistent with past practice with no less diligence and effort than would be applied in the absence of this Agreement, use commercially reasonable efforts to preserve intact its current business organizations, to keep available the service of its current officers and key employees and to preserve its relationships with customers, suppliers, distributors, lessors, creditors, employees, contractors and others having business dealings with it with the intention that its goodwill and ongoing businesses shall be unimpaired at the Effective Time. Subject to approval of Parent (which approval shall not be unreasonably withheld), the company may negotiate, execute and deliver a lease for new principal offices. Without limiting the generality of the foregoing, except as otherwise expressly provided in this Agreement and except as described in Section 4.1 of the Company Disclosure Schedule, prior to the Effective Time, neither the Company

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

nor any of its subsidiaries will, without the prior written consent of Parent, which consent shall not unreasonably be withheld:

          (a) amend its Certificate of Incorporation or bylaws (or other similar governing instrument);

          (b) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other debt or equity securities or equity equivalents (including any stock options or stock appreciation rights) except for (i) grants of options under the Company Plans up to the amounts set forth on Section 4.1(b) of the Company Disclosure Schedule, or
     (ii) the issuance and sale of Shares pursuant to options granted under the Company Plans prior to the date hereof;

          (c) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, make any other actual, constructive or deemed distribution in respect of its capital stock or otherwise make any payments to stockholders in their capacity as such, or redeem or otherwise acquire any of its securities or any securities of any of its subsidiaries except as may be required under any Company Option or any other agreement set forth in Section 4.1(c) of the Company Disclosure Schedule;

          (d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries (other than the Merger);

          (e) alter through merger, liquidation, reorganization, restructuring or any other fashion the corporate structure of any subsidiary;

          (f) (i) incur or assume any long-term or short-term debt or issue any debt securities in each case, except for borrowings under existing lines of credit in the ordinary course of business consistent with past practices, or modify or agree to any amendment of the terms of any of the foregoing;
     (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except for obligations of subsidiaries of the Company incurred in the ordinary course of business consistent with past practices (excluding intellectual property indemnifications in the ordinary course of business consistent with past practices); (iii) make any loans, advances or capital contributions to or investments in any other person (other than to subsidiaries of the Company or customary loans or advances to employees in each case in the ordinary course of business consistent with past practice); (iv) pledge or otherwise encumber shares of capital stock of the Company or any of its subsidiaries; or (v) mortgage or pledge any of its material assets, tangible or intangible, or create or suffer to exist any material Lien thereupon (excluding purchase money security interests incurred in the ordinary course of business consistent with past practices);

          (g) except as may be required by Applicable Law and except for signing bonuses for non-officer employees in an amount not to exceed $25,000 per person and $150,000 in the aggregate), enter into, adopt or amend or terminate any bonus, special remuneration, compensation, severance, stock option, stock purchase agreement, retirement, health, life, or disability insurance, severance or other employee benefit plan agreement, trust, fund or other arrangement for the benefit or welfare of any director, officer, employee or consultant in any manner or increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan and arrangement as in effect as of the date

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

     hereof (including the granting of stock appreciation rights or performance units), except as set forth in Section 4.1(g) of the Company Disclosure Schedule;

          (h) grant any severance or termination pay to any director, officer, employee or consultant, except payments made pursuant to written agreements outstanding on the date hereof, the material terms of which are disclosed on Section 2.12(h) of the Company Disclosure Schedule or as required by applicable federal, state or local law or regulations;

          (i) exercise its discretion or otherwise voluntarily accelerate the vesting of any Company Stock Option as a result of the Merger, any other change of control of the Company (as defined in the Company Plans) or otherwise;

          (j) (1) acquire, sell, lease, license, transfer or otherwise dispose of any material assets in any single transaction or series of related transactions (including in any transaction or series of related transactions having a fair market value in excess of $25,000 in the aggregate), other than sales of its products and licenses of software in the ordinary course of business consistent with past practices, (2) enter into any exclusive license, distribution, marketing, sales or other agreement, (3) enter into any agreement with a person whereby such person would provide product development or similar services if the term of such agreement exceeds sixty (60) days or provides for payments that could exceed $25,000 for any single agreement or $100,000 for all such agreements, or (4) sell, transfer or otherwise dispose of any Intellectual Property, other than sales of its products and licenses of software in the ordinary course of business consistent with past practices;

          (k) except as may be required as a result of a change in law or in generally accepted accounting principles, materially change any of the accounting principles, practices or methods used by it;

          (l) revalue in any material respect any of its assets, including writing down the value of inventory or writing-off notes or accounts receivable, other than in the ordinary course of business consistent with past practices;

          (m) (i) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other entity or division thereof or any equity interest therein; (ii) enter into any contract or agreement that would be material to the Company and its subsidiaries, taken as a whole, other than a non-exclusive license agreement or a service agreement with end-users entered into in the ordinary course of business consistent with past practices; (iii) amend, modify or waive any material right under any material contract of the Company or any of its subsidiaries; (iv) modify its standard warranty terms for its products or amend or modify any product warranties in effect as of the date hereof in any material manner that is adverse to the Company or any of its subsidiaries; (v) authorize any additional or new capital expenditure or expenditures in excess of $25,000 in the aggregate in any calendar quarter, if any such expenditure or expenditures are not listed in the capital budget attached as Section 4.1(m)(v) of the Company Disclosure Schedule; provided that nothing in the foregoing clause (v) shall limit any capital expenditure required pursuant to existing customer contracts; or (vi) authorize any new or additional manufacturing capacity expenditure or expenditures for any manufacturing capacity contracts or arrangements;

          (n) make or revoke any material tax election or settle or compromise any material income tax liability or permit any material insurance policy naming it as a beneficiary or loss-payable to expire, or to be canceled or terminated, unless a comparable insurance policy reasonably acceptable to Parent is obtained and in effect;

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

          (o) fail to file any Tax Returns when due (or, alternatively, fail to file for available extensions) or fail to cause such Tax Returns when filed to be complete and accurate in all material respects;

          (p) fail to pay any material Taxes or other material debts when due;

          (q) settle or compromise any pending or threatened suit, action or claim that (i) relates to the transactions contemplated hereby or (ii) the settlement or compromise of suits, actions, or claims which would involve more than $25,000 in the aggregate, or that would otherwise be material to the Company or relates to any Intellectual Property matters;

          (r) take any action or fail to take any action that could reasonably be expected to (i) limit the utilization of any of the net operating losses, built-in losses, tax credits or other similar items of the Company or its subsidiaries under Section 382, 383, 384 or 1502 of the Code and the Treasury Regulations thereunder, or (ii) cause any transaction in which the Company or any of its subsidiaries was a party that was intended to be treated as a reorganization under Section 368(a) of the Code to fail to qualify as a reorganization under Section 368(a) of the Code;

          (s) other than licensing and distribution contracts and agreements with end-user customers entered into in the ordinary course of business consistent with past practice, enter into any licensing, distribution, sponsorship, advertising or other similar contracts, agreements, or obligations which may not be canceled without penalty by the Company or its subsidiaries upon notice of 60 days or less or which provide for payments by or to the Company or its subsidiaries in an amount in excess of $25,000 over the term of the agreement;

          (t) Fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

          (u) Engage in any willful action with the intent to directly or indirectly adversely impact any of the transactions contemplated by this Agreement; or

          (v) take or agree in writing or otherwise to take any of the actions described in Sections 4.1(a) through 4.1(u) (and it shall use all reasonable efforts not to take any action that would make any of the representations or warranties of the Company contained in this Agreement (including the exhibits hereto) untrue or incorrect) at Closing such that the condition set forth in Section 5.3(a) would not be satisfied.

     SECTION 4.2 Preparation of S-4 and the Proxy Statement. The Company and Parent shall diligently work together and promptly prepare and file with the SEC the Proxy Statement and the S-4, respectively. Each of Parent and the Company shall use all reasonable efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is now not so qualified) required to be taken under any applicable state securities laws in connection with the issuance of Parent Common Stock in the Merger and upon the exercise of Company Stock Options, and the Company shall furnish all information concerning the Company and the holders of Shares as may be reasonably requested in connection with any such action.

     SECTION 4.3  No Solicitation or Negotiation.

     (a) The Company shall, and shall cause its subsidiaries, its affiliates and their respective officers and other employees, directors, representatives (including the Company Financial Advisor and any other investment banker and any attorneys and accountants) and agents to, immediately cease any discussions or negotiations with any parties with respect to any Third Party Acquisition (as defined

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

below). The Company also agrees promptly to request each person that has at any time heretofore executed a confidentiality agreement that governs such person's discussions with the Company or any of its representatives concerning an acquisition of (whether by merger, acquisition of stock or assets or otherwise) the Company or any of its subsidiaries, if any, to return all confidential information heretofore furnished to such person by or on behalf of the Company or any of its subsidiaries and, if requested by Parent, to enforce such person's obligation to do so. Neither the Company nor any of its affiliates shall, nor shall the Company authorize or permit any of its or their respective officers, directors, employees, representatives or agents to, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with or provide any non-public information to any person or group (other than Parent and Acquisition or any designees of Parent and Acquisition) concerning any Third Party Acquisition; provided, however, that if the Company Board determines in good faith, acting only after consultation with legal counsel of nationally recognized standing and in a manner consistent therewith, that the failure to do so would likely be a breach of its fiduciary duties to the Company's stockholders under the DGCL, the Company may, in response to a proposal, offer or Inquiry for a Company Acquisition that was not solicited and that the Company Board determines, based upon the advice of the Company Financial Advisor (or another financial advisor of nationally recognized standing), is from a Third Party that is capable of consummating a Superior Proposal and only for so long as the Board of Directors so determines that its actions have a substantial probability of leading to a Superior Proposal, (i) furnish information to any such person only pursuant to a confidentiality agreement substantially in the same form as was executed by Parent prior to the execution of this Agreement and only if copies of such information are concurrently provided to Parent, and (ii) participate in discussions and negotiations regarding such proposal, offer or Inquiry; provided, further, nothing herein shall prevent the Company Board from taking and disclosing to the Company's stockholders a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to any tender or exchange offer. The Company shall promptly (and in any event within twenty-four (24) hours after becoming aware thereof) (i) notify Parent in the event the Company or any of its subsidiaries or other affiliates or any of their respective officers, directors, employees and agents receives any proposal, offer or Inquiry concerning a Third Party Acquisition, including the material terms and conditions thereof and the identity of the party submitting such proposal, and any request for confidential information in connection with a potential Third Party Acquisition, (ii) provide a copy of any written agreements, proposals or other materials the Company receives from any such person or group (or its representatives), (iii) provide Parent with copies of all information furnished to any such Person pursuant to Clause (i) of the preceding sentence if such information has not been previously furnished to Parent and (iv) notify Parent of any material changes or developments with respect to any of the matters described in clauses (i) or (ii). The Company shall also advise Parent from time to time of the status, at any time upon Parent's request, of any such matters. Notwithstanding anything to the contrary contained in this Section 4.3(a) or elsewhere in this Agreement, at any time after the date hereof, the Company may file with the SEC a report on Form 8-K with respect to this Agreement and may file a copy of this Agreement and any related agreements as an exhibit to such report.

     (b) Except as set forth in this Section 4.3(b), the Company Board shall not withdraw or modify its recommendation of the transactions contemplated hereby or approve or recommend, or cause or permit the Company to enter into any letter of intent, agreement or obligation with respect to, any Third Party Acquisition. Notwithstanding the foregoing, if the Company Board by a majority vote determines in its good faith judgment, acting only after consultation with legal counsel of nationally recognized standing and in a manner consistent therewith, that the failure to do so would likely result in a breach of the Board's fiduciary duties, the Company Board may withdraw its recommendation of the transactions contemplated hereby and approve or recommend a Superior Proposal (as defined in Subsection (c) below) and cease efforts to obtain an affirmative vote of the stockholders of the Company on the approval and adoption of the Agreement and the Merger, but only (i) after

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

providing written notice to Parent (a "Notice of Superior Proposal") advising Parent that the Company Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal and (ii) if Parent does not, within three
(3) business days of Parent's receipt of the Notice of Superior Proposal, make an offer that the Company Board by a majority vote determines in its good faith judgment (based on the advice of a financial advisor of nationally recognized reputation, which may be the Company Financial Advisor) to be at least as favorable to the Company's stockholders as such Superior Proposal; provided, however, that the Company shall not be entitled to enter into any binding agreement with respect to a Superior Proposal unless concurrently therewith this Agreement is terminated by its terms pursuant to Section 6.1. Any disclosure that the Company Board may be compelled to make with respect to the receipt of a proposal for a Third Party Acquisition or otherwise in order to comply with its fiduciary duties or Rule 14d-9 or 14e-2 will not constitute a violation of this Agreement, provided that such disclosure does not contain any statements that violate this Section 4.3(b).

     (c) For the purposes of this Agreement, "Third Party Acquisition" means the occurrence of any of the following events: (i) the acquisition of the Company by tender offer, exchange offer, merger or otherwise by any person (which includes a "person" as such term is defined in Section 13(d)(3) of the Exchange Act) other than Parent, Acquisition or any affiliate thereof (a "Third Party"); (ii) the acquisition by a Third Party of more than 50% of the assets of the Company and its subsidiaries taken as a whole, other than the sale of its products in the ordinary course of business consistent with past practices consistent with past practices; (iii) the acquisition by a Third Party of 50% or more of the outstanding Shares; (iv) the adoption by the Company of a plan of liquidation or the declaration or payment of an extraordinary dividend; (v) the repurchase by the Company or any of its subsidiaries of more than ten percent (10%) of the outstanding Shares; or (vi) the acquisition (or any group of acquisitions) by the Company or any of its subsidiaries by merger, purchase of stock or assets, joint venture or otherwise of a direct or indirect ownership interest or investment in any business (or businesses) whose annual revenues, net income or assets is equal or greater than ten percent (10%) of the annual revenues, net income or assets of the Company. For purposes of this Agreement, a "Superior Proposal" means any bona fide proposal (1) to acquire, directly or indirectly, for consideration consisting solely of cash and/or securities, all of the Shares then outstanding, or all or substantially all the assets, of the Company, (2) that contains terms that the Company Board by a majority vote determines in its good faith judgment (taking into account, as to the financial terms, the advice of the Company Financial Advisor or another financial advisor of nationally recognized reputation) to be more favorable to the Company's stockholders than the Merger, taking into account all aspects of the transaction, including taxation, form of consideration, conditions to closing and strategic synergies,
(3) that the Company Board by a majority vote determines in its good faith judgment (following and based on consultation with the Company Financial Adviser or another financial advisor of nationally recognized reputation and its legal and other advisors) to be reasonably capable of being completed (taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal) and (4) that does not contain a "right of first refusal" or "right of first offer" with respect to any counter-proposal that Parent might make. "Inquiry" means an inquiry that could reasonably be expected to lead to a Superior Proposal.

     SECTION 4.4 Meeting of Stockholders. The Company shall take all actions necessary in accordance with the DGCL and its Certificate of Incorporation and bylaws to duly call, give notice of, convene and hold a meeting of its stockholders as promptly as practicable to consider and vote upon the adoption and approval of this Agreement and the transactions contemplated hereby (the "Meeting"). The Company's obligation to call, give notice of, convene and hold the Meeting in accordance with this Section 4.5 shall not be limited to or otherwise affected by the commencement, disclosure, announcement or submission to the Company of any proposal for a Third Party

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

Acquisition (as defined in Section 4.3), or by any withdrawal, amendment or modification of the recommendation of the Company Board with respect to the Merger. The stockholder vote required for the adoption and approval of the transactions contemplated by this Agreement shall be the vote required by the DGCL and the Company's Certificate of Incorporation and bylaws. The Company will, through the Company Board, recommend to its stockholders approval of such matters subject to the provisions of Section 4.3(b). The Company and Parent shall promptly prepare and file with the SEC the Proxy Statement and the S-4 for the solicitation of a vote of the holders of Shares approving the Merger, which, subject to the provisions of Section 4.3(b), shall include the recommendation of the Company Board that stockholders of the Company vote in favor of the approval and adoption of this Agreement and a copy of the written opinion of the Company Financial Advisor, dated as of the date of the meeting of the Company Board at which this Agreement was approved and in the form delivered to the Company Board, that the Exchange Ratio is fair from a financial point of view to the holders of the Shares. The Company shall use all reasonable efforts to have the Proxy Statement cleared by the SEC as promptly as practicable after filing, and promptly thereafter mail the Proxy Statement to the stockholders of the Company. Parent shall use all reasonable efforts to have the S-4 declared effective by the SEC as promptly as practicable after such filing. Whenever any event occurs which is required to be set forth in an amendment or supplement to the S-4 and/or the Proxy Statement, the Company or Parent, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to stockholders of the Company, such amendment or supplement. Notwithstanding anything to the contrary contained in this Agreement, the Company may adjourn or postpone (i) the Meeting to the extent necessary to ensure that any necessary supplement or amendment to the S-4 and/or the Proxy Statement is provided to the Company's stockholders in advance of a vote on the Merger and this Agreement or
(ii) the time for which the Meeting is originally scheduled (as set forth in the S-4 and the Proxy Statement), if there are insufficient Shares represented, either in person or by proxy, to constitute a quorum necessary to conduct the business of the Meeting. Parent shall use all reasonable efforts to obtain all necessary state securities law or "blue sky" permits and approvals required in connection with the Merger and to consummate the other transactions contemplated by this Agreement and will pay all expenses incident thereto, provided that the Company shall cooperate with Parent in obtaining such permits and approvals as reasonably requested. The Company agrees to use all reasonable efforts to obtain the approval and adoption by its stockholders of this Agreement and the Merger (including retaining a recognized proxy solicitation firm), subject to the provisions of Section 4.3(b).

     SECTION 4.5 Nasdaq National Market. Parent shall use all reasonable efforts to cause the shares of Parent Common Stock to be issued in the Merger and the shares of Parent Common Stock to be reserved for issuance upon exercise of Company Stock Options to be approved for listing on the Nasdaq National Market, subject to official notice of issuance, prior to the Effective Time.

     SECTION 4.6  Access to Information.

     (a) Between the date hereof and the Effective Time, upon reasonable notice, the Company will give Parent and its authorized representatives reasonable access to all employees, plants, offices, warehouses and other facilities and to all books and records and personnel files of current employees of the Company and its subsidiaries as Parent may reasonably require, and will cause its officers and those of its subsidiaries to furnish Parent with such financial and operating data and other information with respect to the business and properties of the Company and its subsidiaries as Parent may from time to time reasonably request. Between the date hereof and the Effective Time, upon reasonable notice, Parent will give the Company and its authorized representatives reasonable access to all employees, plants, offices, warehouses and other facilities and to all books and records and personnel files of current employees of Parent and its subsidiaries as the Company may reasonably request, and

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

will cause its officers and those of its subsidiaries to furnish the Company with such financial and operating data and other information with respect to the business and properties of Parent and its subsidiaries as the Company may from time to time reasonably request.

     (b) (1) Between the date hereof and the Effective Time, the Company shall furnish to Parent (I) within two (2) business days following preparation thereof (and in any event within twenty (20) business days after the end of each fiscal quarter) an unaudited balance sheet as of the end of such quarter and the related statements of earnings, stockholders' equity (deficit) and cash flows for the quarter then ended, and (II) within two (2) business days following preparation thereof (and in any event within ninety (90) calendar days after the end of each fiscal year) an audited balance sheet as of the end of such year and the related statements of earnings, stockholders' equity (deficit) and cash flows, all of such financial statements referred to in clauses (I) and (II) to prepared in accordance with generally accepted accounting principles in conformity with the practices consistently applied by the Company with respect to such financial statements. All the foregoing shall fairly present, in all material respects, the Company's financial position (taking into account the differences between the monthly, quarterly and annual financial statements prepared by the Company in conformity with its past practices) as of the last day of the period then ended.

     (2) Between the date hereof and the Effective Time, Parent shall furnish to the Company (I) within two (2) business days following preparation thereof (and in any event within twenty (20) business days after the end of each fiscal quarter) an unaudited balance sheet as of the end of such quarter and the related statements of earnings, stockholders' equity (deficit) and cash flows for the quarter then ended, and (II) within two (2) business days following preparation thereof (and in any event within ninety (90) calendar days after the end of each fiscal year) an audited balance sheet as of the end of such year and the related statements of earnings, stockholders' equity (deficit) and cash flows, all of such financial statements referred to in clauses (I) and (II) to prepared in accordance with generally accepted accounting principles in conformity with the practices consistently applied by Parent with respect to such financial statements. All the foregoing shall fairly present, in all material respects, the Parent's financial position (taking into account the differences between the monthly, quarterly and annual financial statements prepared by Parent in conformity with its past practices) as of the last day of the period then ended.

     (c) Each of the parties hereto will hold, and will cause its consultants and advisers to hold, in confidence all documents and information furnished to it by or on behalf of another party to this Agreement in connection with the transactions contemplated by this Agreement pursuant to the terms of that certain Mutual Non-Disclosure Agreement entered into between the Company and Parent.

     SECTION 4.7  Certain Filings; Reasonable Efforts.

     (a) Subject to the terms and conditions herein provided, including Section 4.3(b), each of the parties hereto agrees to use all reasonable efforts to take or cause to be taken all action and to do or cause to be done all things reasonably necessary, proper or advisable under Applicable Law to consummate and make effective the transactions contemplated by this Agreement, including using all reasonable efforts to do the following, (i) cooperate in the preparation and filing of the Proxy Statement and the S-4 and any amendments thereto, any filings that may be required under the HSR Act and any filings under similar merger notification laws or regulations of foreign Governmental Entities; (ii) obtain consents of all third parties and Governmental Entities necessary, proper, advisable or reasonably requested by Parent or the Company, for the consummation of the transactions contemplated by this Agreement; (iii) contest any legal proceeding relating to the Merger; and (iv) execute any additional instruments necessary to consummate the transactions contemplated hereby. Subject to the terms and conditions of this Agreement, Parent and Acquisition agree to use all reasonable efforts to cause the Effective Time to occur as soon as practicable after

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

the Company stockholder vote with respect to the Merger. The Company agrees to use all reasonable efforts to encourage its employees to accept any offers of employment extended by Parent. If at any time after the Effective Time any further action is necessary to carry out the purposes of this Agreement the proper officers and directors of each party hereto shall take all such necessary action.

     (b) Parent and the Company will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, letters, white papers, memoranda, briefs, arguments, opinions or proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the HSR Act or any other foreign, federal, or state antitrust, competition, or fair trade law. In this regard, each party hereto shall promptly inform the other of any material communication between such party and the Federal Trade Commission, the Antitrust Division of the United States Department of Justice, or any other federal, foreign or state antitrust or competition Governmental Entity regarding the transactions contemplated herein.

     SECTION 4.8 Public Announcements. Neither Parent, Acquisition nor the Company shall issue any press release or otherwise make any public statements with respect to the transactions contemplated by this Agreement, including the Merger, or any Third Party Acquisition, without the prior consent of Parent (in the case of the Company) or the Company (in the case of Parent or Acquisition), except (i) as may be required by Applicable Law, or by the rules and regulations of, or pursuant to any agreement with, the Nasdaq National Market, or (ii) the filing of a Form 8-K containing the press release discussed below and a copy of this Agreement, or (iii) following a change, if any, of the Company Board's recommendation of the Merger (in accordance with Section 4.3(b)). The first public announcement of this Agreement and the Merger shall be a joint press release agreed upon by Parent, Acquisition and the Company.

     SECTION 4.9  Indemnification and Directors' and Officers' Insurance.

     (a) From and after the Effective Time, Parent shall cause the Surviving Corporation to indemnify, defend and hold harmless (and shall also cause the Surviving Corporation to advance expenses as incurred to the fullest extent permitted under Applicable Law to), to the extent not covered by insurance, each person who is now or has been prior to the date hereof or who becomes prior to the Effective Time an officer or director of the Company or any of the Company's subsidiaries (the "Indemnified Persons") against (i) all losses, claims, damages, costs, expenses (including counsel fees and expenses), settlement, payments or liabilities arising out of or in connection with any claim, demand, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was an officer or director of the Company or any of its subsidiaries, whether or not pertaining to any matter existing or occurring at or prior to the Effective Time and whether or not asserted or claimed prior to or at or after the Effective Time ("Indemnified Liabilities"); and (ii) all Indemnified Liabilities based in whole or in part on or arising in whole or in part out of or pertaining to this Agreement or the transactions contemplated hereby to the fullest extent required or permitted under Applicable Law. Nothing contained herein shall make Parent, Acquisition, the Company or the Surviving Corporation, an insurer, a co-insurer or an excess insurer in respect of any insurance policies that may provide coverage for Indemnified Liabilities, nor shall this Section 4.9 relieve the obligations of any insurer in respect thereto. The parties hereto intend, to the extent not prohibited by Applicable Law, that the indemnification provided for in this Section 4.9 shall apply to negligent acts or omissions by an Indemnified Person. Each Indemnified Person is intended to be a third party beneficiary of this Section 4.9 and may specifically enforce its terms. This Section 4.9 shall not limit or otherwise adversely affect any rights any Indemnified Person may have under any agreement with the Company or under the Company's Certificate of Incorporation or bylaws as presently in effect.

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

     (b) From and after the Effective Time, Parent shall cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company pursuant to any indemnification agreements between the Company and its directors and officers as of or prior to the date hereof (or indemnification agreements in the Company's customary form for directors joining the Company Board prior to the Effective Time) and any indemnification provisions under the Company's certificate of incorporation or bylaws as in effect immediately prior to the Effective Time; provided, however, that Parent's aggregate obligation to indemnify and hold harmless all Indemnified Persons for all matters to which such Indemnified Persons may be entitled to be indemnified or held harmless under subsections (a) and (b) of this Section 4.9 shall in no event exceed the Company's net worth as of September 30, 1999.

     (c) For a period of six years after the Effective Time, Parent will maintain or cause the Surviving Corporation to maintain in effect, if available, directors' and officers' liability insurance covering those persons who, as of immediately prior to the Effective Time, are covered by the Company's directors' and officers' liability insurance policy (the "Insured Parties") on terms no less favorable to the Insured Parties than those of the Company's present directors' and officers' liability insurance policy; provided, however, that in no event shall Parent or the Company be required to expend on an annual basis in excess of 200% of the annual premium currently paid by the Company for such coverage (or such coverage as is available for 200% of such annual premium); provided further, that, in lieu of maintaining such existing insurance as provided above, Parent, at its election, may cause coverage at least as favorable in all material respects to the Insured Parties to be provided under any policy maintained for the benefit of Parent or any of its subsidiaries.

     (d) Neither Parent nor any of its affiliates shall be obligated to guarantee the payment or performance of the Company's obligations under subsection (a) or (b) of this Section 4.9, so long as the Surviving Corporation honors such obligations to the extent of the Company's net worth at September 30, 1999. In no event, however, shall Parent or any such affiliate have any liability or obligation to any Indemnified Person arising from the Company's breach of, or inability to perform its obligations under, subsection (a) or (b) of this Section 4.9 in excess of the difference between the net worth of the Company at September 30, 1999 and the aggregate of all amounts paid by the Company in satisfaction of such obligation. The provisions of this Section 4.9 are intended to be for the benefit of, and will be enforceable by, each person entitled to indemnification hereunder and the heirs and representatives of such person. Parent will not permit the Company to merge or consolidate with any other Person (including Parent) unless Parent ensures that the surviving or resulting entity assumes the obligations imposed by this Section 4.9, provided that if the Company shall be merged with Parent, the net worth limitations contained above shall no longer apply.

     SECTION 4.10 Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of
(i) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which has caused or would be likely to cause any condition contained in
Article 5 to not be satisfied at or prior to the Effective Time and (ii) any material failure by such first party to comply with or satisfy in any material respect any covenant condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 4.10 shall not cure such breach or non-compliance or limit or otherwise affect the remedies available hereunder to the party receiving such notice.

     SECTION 4.11  Affiliates; Tax-Free Reorganization.

     (a) The Company shall use all reasonable efforts to obtain from all Company Affiliates, and from each person who becomes a Company Affiliate after the date of this Agreement and on or prior to the Effective Time, a letter agreement substantially in the form of Exhibit A hereto as soon as practicable.

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

     (b) Parent shall not be required to maintain the effectiveness of the S-4 for the purpose of resale of shares of Parent Common Stock by stockholders of the Company who may be affiliates of the Company or Parent pursuant to Rule 145 under the Securities Act.

     (c) The Company, on the one hand, and Parent and Acquisition, on the other hand, shall execute and deliver to legal counsel to the Company and Parent certificates substantially in the form attached hereto as Exhibits B-1 and B-2, respectively, at such time or times as reasonably requested by such legal counsel in connection with its delivery of an opinion with respect to the transactions contemplated hereby, and the Company and Parent shall each provide a copy thereof to the other parties hereto. Prior to the Effective Time, none of the Company, Parent or Acquisition shall take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action that would cause to be untrue) any of the representations in Exhibits B-1 or B-2.

     SECTION 4.12 Additions to and Modification of Company Disclosure Schedule and Parent Disclosure Schedule.

     (a) The Company shall deliver to Parent and Acquisition such additions to or modifications of any Sections of the Company Disclosure Schedule necessary to make the information set forth therein true, accurate and complete in all material respects as soon as practicable after such information is available to the Company after the date of execution and delivery of this Agreement; provided, however, that such disclosure shall not be deemed to constitute an exception to its representations and warranties under Article 2, nor limit the rights and remedies of Parent and Acquisition under this Agreement for any breach by the Company of such representation and warranties.

     (b) Parent shall deliver to the Company such additions to or modifications of any Sections of the Parent Disclosure Schedule necessary to make the information set forth therein true, accurate and complete in all material respects as soon as practicable after such information is available to Parent or Acquisition after the date of execution and delivery of this Agreement; provided, however, that such disclosure shall not be deemed to constitute an exception to its representations and warranties under Article 3, nor limit the rights and remedies of the Company under this Agreement for any breach by Parent or Acquisition of such representation and warranties.

     SECTION 4.13 Access to Company Employees. The Company agrees to provide Parent with, and to cause each of its subsidiaries to provide Parent with, reasonable access to its employees during normal working hours following the date of this Agreement, to among other things, deliver offers of continued employment and to provide information to such employees about Parent. All communications by Parent with Company employees shall be conducted in a manner that does not disrupt or interfere with the Company's efficient and orderly operation of its business.

     SECTION 4.14 Company Compensation and Benefit Plans. The Company agrees to take all reasonable actions, subject to Applicable Law, necessary to amend, merge, freeze or terminate all compensation and benefit plans, effective at the Closing Date, as requested in writing by Parent.

     SECTION 4.15 Takeover Statutes. If any Takeover Statute or any similar statute, law, rule or regulation in any State of the United States (including under the DGCL or any other law of the State of Delaware) is or may become applicable to the Merger or any of the other transactions contemplated by this Agreement, the Company and the Company Board shall promptly grant such approvals and use all reasonable efforts to take such lawful actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement, as the case may be, or by the Merger and use all reasonable efforts to otherwise take such lawful actions to eliminate or minimize the effects of such statute, law, rule or regulation, on such transactions.

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

     SECTION 4.16 Form S-8. Parent agrees to file a registration statement on Form S-8 for the shares of Parent Common Stock issuable with respect to assumed Company Stock Options as soon as is reasonably practicable after the Effective Time, and in any event within 5 business days after the Effective Time, and shall use its best efforts to maintain the effectiveness of such registration statement thereafter for so long as any of such options or other rights remain outstanding.

     SECTION 4.17  Employee Matters.

     (a) After the Closing Date, Parent will use all reasonable efforts to give each employee of Parent domiciled in the United States, who immediately prior to the Closing Date was on the payroll of the Company (each such employee, a "Continuing Employee"), full credit for services performed for the Company prior to the Closing Date, for purposes of eligibility, vesting, benefit accrual and determination of the level of benefits under Parent benefit plans and employee arrangements under which such Continuing Employee is entitled to participate ("Parent Employee Plans") , if and to the extent permitted by such Parent Employee Plans. Pursuant to the terms of Parent's 401(k) plan (the "Parent 401(k) Plan"), any matching contributions made by Parent under the Parent 401(k) Plan for any Continuing Employee shall be calculated based only with respect to such Continuing Employee's contributions to the Parent 401(k) Plan after the Effective Time and not with respect to contributions made by the Continuing Employee to the Company's 401(k) plan prior to the Effective Time. No Continuing Employee or dependent of such Continuing Employee who is covered by the Company's group health plan prior to the Closing Date will experience any gap in medical coverage as a result of the transaction contemplated by this Agreement, provided such Continuing Employee or dependent of such Continuing Employee complies with all terms and procedures necessary to ensure continued coverage.

     (b) Parent will use reasonable efforts to the extent permitted by any Parent "welfare benefit plan" (as defined in Section 3(1) of ERISA) ("Parent Welfare Plan") to (i) waive all limitations as to pre-existing condition exclusions and waiting periods with respect to participation and coverage requirements applicable to Continuing Employees under any Parent Welfare Plan in which such Continuing Employees are eligible to participate after the Closing Date, and (ii) provide each Continuing Employee with credit for the remaining short plan year for any co-payments and deductibles paid under each comparable welfare benefit plan maintained by the Company prior to the Closing Date in satisfying any applicable deductible or co-payment requirements under any of Parent Welfare Plan that such Continuing Employees are eligible to participate in after the Closing Date.

     SECTION 4.18  Further Information.

     To the extent that a representation in Article II is provided "as of the date of this Agreement", information shall be provided by the Company to Parent as necessary to make the representation accurate as if the representation was made at the Effective Time without the phrase "as of the date of this Agreement."

                                   ARTICLE V

                    CONDITIONS TO CONSUMMATION OF THE MERGER

     SECTION 5.1 Conditions to Each Party's Obligations to Effect the Merger. The respective obligations of each party hereto to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions:

          (a) this Agreement shall have been approved and adopted by the requisite vote of the stockholders of the Company;

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

          (b) no statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or enforced by any United States federal or state or foreign court or United States federal or state or foreign Governmental Entity that prohibits, restrains, enjoins or restricts the consummation of the Merger;

          (c) any waiting period applicable to the Merger under the HSR Act and any foreign antitrust or similar laws shall have terminated or expired;

          (d) any other governmental or regulatory notices, approvals or other requirements necessary to consummate the transactions contemplated hereby and to operate the Company's business after the Effective Time in all material respects as it is presently conducted, shall have been given, obtained or complied with, as applicable; and

          (e) the S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order, and Parent shall have received all state securities laws or "blue sky" permits and authorizations necessary to issue shares of Parent Common Stock in exchange for Shares in the Merger.

     SECTION 5.2 Conditions to the Obligations of the Company. The obligation of the Company to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

          (a) the representations and warranties of Parent and Acquisition contained in this Agreement (other than those contained in Section 3.10) shall be true and correct as of the Effective Time with the same effect as if made at and as of the Effective Time (except to the extent such representations specifically relate to an earlier date, in which case such representations shall be true and correct as of such earlier date, and in any event and except to the extent that the aggregate of all breaches thereof would not have a Material Adverse Effect) and the representations and warranties of Parent and Acquisition contained in Section 3.10 shall be true and correct in all respects at and as of the Effective Time, and, at the Closing, Parent and Acquisition shall have delivered to the Company a certificate to that effect, executed by two (2) executive officers of Parent and Acquisition;

          (b) each of the covenants and obligations of Parent and Acquisition to be performed at or before the Effective Time pursuant to the terms of this Agreement shall have been duly performed in all material respects at or before the Effective Time, and, at the Closing, Parent and Acquisition shall have delivered to the Company a certificate to that effect, executed by two (2) executive officers of Parent and Acquisition; provided, however, that in connection with the compliance by Parent or Acquisition with any Applicable Law (including the HSR Act) or obtaining the consent or approval of any Governmental Entity whose consent or approval may be required to consummate the transactions contemplated by this Agreement, Parent shall not be (i) required, or be construed to be required, to sell or divest any material assets or business or to restrict in any material respect any business operations in order to obtain the consent or successful termination of any review of any such Governmental Entity regarding the transactions contemplated hereby or (ii) prohibited from owning, and no material limitation shall be imposed on Parent's ownership of, any material portion of the Company's business or assets;

          (c) the shares of Parent Common Stock issuable to the Company's stockholders pursuant to this Agreement and such other shares required to be reserved for issuance in connection with the Merger shall have been approved for quotation on the Nasdaq National Market, upon official notice of issuance; and

          (d) the Company shall have received the opinion of tax counsel to the Company or tax counsel to Parent to the effect that (i) the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and (ii) each of Parent, Acquisition and the Company will be a party to the reorganization within the meaning of
     Section 368(b) of the Code, which opinion may rely on the representations set forth in Exhibits B-1 and B-2 and such other representations as such counsel reasonably deems appropriate and such opinion shall not have been withdrawn or modified in any material respect.

     SECTION 5.3 Conditions to the Obligations of Parent and Acquisition. The respective obligations of Parent and Acquisition to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions:

          (a) the representations and warranties of the Company contained in this Agreement (other than those contained in Section 2.25) shall be true and correct as of the Effective Time with the same effect as if made at and as of the Effective Time (except to the extent such representations specifically relate to an earlier date, in which case such representations shall be true and correct as of such earlier date, and in any event, and except to the extent that the aggregate of all breaches thereof would not have a Material Adverse Effect) and the representations and warranties of the Company contained in Section 2.25 shall be true and correct in all respects as of the Effective Time, and, at the Closing, the Company shall have delivered to Parent and Acquisition a certificate to that effect, executed by two (2) executive officers of the Company;

          (b) each of the covenants and obligations of the Company to be performed at or before the Effective Time pursuant to the terms of this Agreement shall have been duly performed in all material respects at or before the Effective Time and, at the Closing, the Company shall have delivered to Parent and Acquisition a certificate to that effect, executed by two (2) executive officers of the Company;

          (c) since the date of this Agreement, there shall have been no material adverse change in the Intellectual Property owned by or licensed to the Company, other than such changes resulting from requests from Parent and other than such changes resulting from this Agreement or the announcement of this Agreement or the consummation of the Merger or the transactions contemplated hereby;

          (d) the Company's officers and directors shall have entered into lock-up agreements in substantially the form entered into by officers and directors of Parent in connection with its initial public offering (and with release and expiration dates identical thereto) covering all Parent Shares issued in the Merger and all stock options assumed in the Merger, which total approximately 150,000 shares;

          (e) since the date of this Agreement, there shall have been no litigation commenced against the Company that would be required to be disclosed by Item 103 of Regulation S-K (other than any litigation brought against the Company, any member of the Company Board or any officer of the Company in respect of the discussions or negotiations relating to this Agreement or the announcement of this Agreement or the consummation of the Merger or the transactions contemplated hereby); provided, that for the purposes of this Subsection, Item 03, Instruction 2 shall be 20% rather than 10%;

          (f) Parent shall have received the opinion of tax counsel to Parent or tax counsel to the Company to the effect that (i) the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and (ii) each of Parent, Acquisition and the Company will be a party to the reorganization within the meaning of
     Section 368(b) of the Code, which opinion may rely on the representations set forth in

     Exhibits B-1 and B-2 and such other representations as such counsel reasonably deems appropriate, and such opinion shall not have been withdrawn or modified in any material respect; and

          (g) Parent shall have received amendments to the License Agreements with the customers identified as having licenses in the last paragraph of
     Section 2.7 of the Company Disclosure Schedule establishing that each of these agreements provide for the grant of a nonexclusive license.

                                   ARTICLE VI

                         TERMINATION; AMENDMENT; WAIVER

     SECTION 6.1 Termination. This Agreement may be terminated at any time prior to the Effective Time whether before or after approval and adoption of this Agreement by the Company's stockholders:

          (a) by mutual written consent of Parent, Acquisition and the Company;

          (b) by Parent and Acquisition or the Company if (i) any court of competent jurisdiction in the United States or other United States federal or state Governmental Entity shall have issued a final order, decree or ruling, or taken any other final action, restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action is or shall have become nonappealable or (ii) the Merger has not been consummated by May 31, 2000 (the "Final Date"); provided that no party may terminate this Agreement pursuant to this clause (ii) if such party's failure to fulfill any of its obligations under this Agreement shall have been a principal reason that the Effective Time shall not have occurred on or before said date;

          (c) by the Company if (i) there shall have been a breach of any representations or warranties on the part of Parent or Acquisition set forth in this Agreement or if any representations or warranties of Parent or Acquisition shall have become untrue, such that the conditions set forth in Section 5.2(a) would be incapable of being satisfied by the Final Date, provided that the Company has not breached any of its obligations hereunder in any material respect; (ii) there shall have been a breach by Parent or Acquisition of any of their respective covenants or agreements hereunder having, in the aggregate, a Material Adverse Effect on Parent (or, in the case of Sections 4.2 and 4.8, any material breach thereof) or materially adversely affecting the ability of Parent, Acquisition or the Company to consummate the Merger, and Parent or Acquisition, as the case may be, has not cured such breach within thirty (30) business days after notice by the Company thereof, provided that the Company has not breached any of its obligations hereunder in any material respect; (iii) the Company shall have convened a meeting of its stockholders to vote upon the Merger in accordance with this Agreement and shall have failed to obtain the requisite vote of its stockholders at such meeting (including any adjournments thereof); or (iv) the Company Board has received a Superior Proposal, and has complied with the provisions of Section 4.3(b); or

          (d) by Parent and Acquisition if (i) there shall have been a breach of any representations or warranties on the part of the Company set forth in this Agreement or if any representations or warranties of the Company shall have become untrue, such that the conditions set forth in Section 5.3(a) would be incapable of being satisfied by the Final Date, provided that neither Parent nor Acquisition has breached any of their respective obligations hereunder in any material respect; (ii) there shall have been a breach by the Company of one or more of its covenants or agreements hereunder having, in the aggregate, a Material Adverse Effect on the Company (or, in the case of Sections 4.2, 4.3, 4.5 or 4.8, any material breach thereof) or materially adversely affecting the ability of Parent, Acquisition or the Company to consummate the Merger, and the Company has not cured such breach within thirty (30) business days after notice by Parent or Acquisition thereof, provided that neither Parent nor Acquisition has breached any of their respective obligations hereunder in any material respect; (iii) the Company Board shall have recommended to the Company's stockholders a Superior Proposal; (iv) the Company Board shall have withdrawn or adversely modified its approval or recommendation of this Agreement or the Merger; or
     (v) the Company shall have convened a meeting of its stockholders to vote upon the Merger and shall have failed to obtain the requisite vote of its stockholders at such meeting (including any adjournments thereof).

     SECTION 6.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 6.1:

          (a) Parent may use the Residuals of any Company Intellectual Property that is disclosed to Company after the Effective Date and before termination without restriction for any purpose, including without limitation development or marketing of other applications, software, or components thereof. However, Parent may not use Residuals to recreate a product that is substantially similar to any Company product with only minimal differences in design, features, and function. "Residuals" means any knowledge, ideas, concepts or inventions that may be retained in the minds of Parent's employees or contractors who have accessed any of Company's Intellectual Property, excluding any Company rights under copyright, patent or trademark law, for which no license is granted hereunder, and except as expressly stated herein, neither Company nor Parent, nor any subsidiary of either party, shall acquire any license in the other party's Intellectual Property as a result of any termination of this Agreement; and

          (b) this Agreement shall forthwith become void and have no effect without any liability on the part of any party hereto or its affiliates, directors, officers or stockholders other than the provisions of this
     Section 6.2 and Sections 4.6(c) and 6.3 and the provisions of all of
     Article 7 which shall survive any such termination (other than Section 7.8, in which case the only clauses that shall survive shall be the clauses in such Section that contain defined terms that are referenced in the foregoing surviving sections). Nothing contained in this Section 6.2 shall relieve any party from liability for any fraudulent misconduct or willful breach of this Agreement prior to such termination.

     SECTION 6.3  Fees and Expenses.

     (a) In the event that this Agreement shall be terminated pursuant to:

          (i) Section 6.1(c)(iv) or 6.1(d)(iii) or (iv);

          (ii) Section 6.1(d)(i) or (ii) and within 9 months after termination of this Agreement the Company enters into an agreement with respect to a Company Acquisition or a Company Acquisition involving any Third Party (or any affiliate thereof) is closed; or

          (iii) Section 6.1(c)(iii) or 6.1(d)(v) and within 6 months following the stockholders' meeting, the Company enters into an agreement with respect to a Company Acquisition or a Company Acquisition involving any Third Party (or an affiliate thereof) is closed;

Parent and Acquisition would suffer direct and substantial damages, which damages cannot be determined with reasonable certainty. To compensate Parent and Acquisition for such damages: (A) the Company shall pay to Parent the amount of $5,000,000 within ten (10) business days of the occurrence of the event described in this Section 6.3(a) giving rise to such damages.

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

     (b) Except as specifically provided in this Section 6.3, each party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

     (c) Each of the Company, Parent and Acquisition acknowledge that the agreements contained in this Article 6 (including this Section 6.3) are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Company, Parent and Acquisition would not enter into this Agreement. Accordingly, if the Company, or Parent and Acquisition, fails promptly to pay the amounts required pursuant to Section 6.3 when due (including circumstances where, in order to obtain such payment the party owed such payment commences a suit that results in a final nonappealable judgment for such amounts against the party that failed to make such payment), the party that failed to make such payment shall pay to the party owed such payment (i) its costs and expenses (including attorneys' fees) in connection with such suit and (ii) interest on the amount that was determined to be due and payable hereunder at the rate announced by Bank of America NT&SA as its "reference rate" in effect on the date such payment was required to be made from the date such payment first became due until paid.

     SECTION 6.4 Amendment. This Agreement may be amended by action taken by the Company, Parent and Acquisition at any time before or after approval of the Merger by the stockholders of the Company but after any such approval no amendment shall be made that requires the approval of such stockholders under Applicable Law without such approval. This Agreement (including, subject to Section 4.12, the Company Disclosure Schedule and the Parent Disclosure Schedule) may be amended only by an instrument in writing signed on behalf of the parties hereto.

     SECTION 6.5 Extension; Waiver. At any time prior to the Effective Time, each party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document certificate or writing delivered pursuant hereto or (iii) waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of any party hereto to any such extension or waiver shall be valid only if set forth in an instrument, in writing, signed on behalf of such party. The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

                                  ARTICLE VII

                                 MISCELLANEOUS

     SECTION 7.1 Nonsurvival of Representations and Warranties. The representations and warranties made herein shall not survive beyond the Effective Time or a termination of this Agreement. This Section 7.1 shall not limit any covenant or agreement of the parties hereto that by its terms requires performance after the Effective Time.

     SECTION 7.2 Entire Agreement; Assignment. This Agreement (a) constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all other prior and contemporaneous agreements and understandings both written and oral between the parties with respect to the subject matter hereof and (b) shall not be assigned by operation of law or otherwise; provided, however, that Acquisition may assign any or all of its rights and obligations under this Agreement to any direct or indirect wholly owned subsidiary of Parent, but no such assignment shall relieve Acquisition of its obligations hereunder if such assignee does not perform such obligations.

     SECTION 7.3 Validity. If any provision of this Agreement or the application thereof to any person or circumstance is held invalid or unenforceable, the remainder of this Agreement and the

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

application of such provision to other persons or circumstances shall not be affected thereby and to such end the provisions of this Agreement are agreed to be severable.

     SECTION 7.4 Notices. All notices and other communications pursuant to this Agreement shall be in writing and shall be deemed given if delivered personally, telecopied, sent by nationally-recognized overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the addresses set forth below or to such other address as the party to whom notice is to be given may have furnished to the other parties hereto in writing in accordance herewith. Any such notice or communication shall be deemed to have been delivered and received (A) in the case of personal delivery, on the date of such delivery, (B) in the case of telecopier, on the date sent if confirmation of receipt is received and such notice is also promptly mailed by registered or certified mail (return receipt requested), (C) in the case of a nationally-recognized overnight courier in circumstances under where such courier is expected to provide next business day delivery, on the next business day after the date when sent and (D) in the case of mailing, on the third business day following that on which the piece of mail containing such communication is posted:

          if to Parent or Acquisition:

          Calico Commerce, Inc.
          333 West San Carlos Street, Suite 300
          San Jose, CA 95110
          Attention: Chief Financial Officer

          with a copy to:

          Gray Cary Ware & Freidenrich LLP
          400 Hamilton Avenue
          Palo Alto, CA 94301
          Attention: Gregory Gallo

          if to the Company to:

          ConnectInc.com, Co.
          515 Ellis Street
          Mountain View, CA 94043
          Attention: President

          with a copy to:

          Cooley Godward LLP
          5 Palo Alto Square
          3000 El Camino Real
          Palo Alto, CA 94306
          Attention: James R. Jones

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

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     SECTION 7.5  Governing Law and Venue; Waiver of Jury Trial.

     (a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF. The parties hereby irrevocably submit to the jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Delaware State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section
7.4 or in such other manner as may be permitted by Applicable Law, shall be valid and sufficient service thereof.

     (b) The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Federal court located in the State of Delaware or in Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity.

     (c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.5.

     SECTION 7.6 Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

     SECTION 7.7 Parties in Interest. Except as otherwise provided herein, this Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns and, except as expressly provided herein, nothing in this Agreement is intended to or shall

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

confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement nor shall any such person be entitled to assert any claim hereunder. Except as otherwise provided herein, in no event shall this Agreement constitute a third party beneficiary contract.

     SECTION 7.8 Certain Definitions. For the purposes of this Agreement the term:

          (a) "affiliate" means (except as otherwise provided in Sections 2.23 and 4.11) a person that, directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with the first-mentioned person;

          (b) "actual knowledge" means with respect to any matter in question, the actual knowledge of such matter of (i) with respect to the Company, those persons listed on Section 7.8(f)(i) of the Company Disclosure Schedule and (ii) with respect to Parent, those persons listed on Section 7.8(f)(ii) of the Parent Disclosure Schedule. Any such individual will be deemed to have actual knowledge of a particular fact, circumstance, event or other matter only to the extent of such individual's actual conscious actual knowledge of such fact, circumstance, event or other matter;

          (c) "Applicable Law" means, with respect to any person, any domestic or foreign, federal, state or local statute, law, ordinance, rule, regulation, order, writ, injunction, judgment, decree or other requirement of any Governmental Entity existing as of the date hereof or as of the Effective Time applicable to such Person or any of its respective properties, assets, officers, directors, employees, consultants or agents;

          (d) "business day" means any day other than a day on which the Nasdaq National Market is closed;

          (e) "capital stock" means common stock, preferred stock, partnership interests, limited liability company interests or other ownership interests entitling the holder thereof to vote with respect to matters involving the issuer thereof;

          (f) "Change of Control Agreements" shall mean the following agreements: Change of Control Agreement by and between the Company and Lucille Hoger, dated as of April 30, 1998; Amended and Restated Change of Control Agreement by and between the Company and Craig D. Norris, dated as of April 30, 1998; Change of Control Agreement by and between the Company and David Wippich, dated September 10, 1999; Change of Control Agreement by and between the Company and Kevin Berry, dated May 10, 1999; Change of Control Agreement by and between the Company and Preetham Gopalaswamy, dated as of July 23, 1998; Change of Control Agreement by and between the Company and William Whitney, dated as of July 23, 1998; Change of Control Agreement by and between the Company and Rohit Saxena, dated as of July 23, 1998; Change of Control Agreement by and between the Company and Vimal Goel, dated as of August 30, 1999;

          (g) "Company Acquisition" means the occurrence of any of the following events: (i) the acquisition by a Third Party of 50% or more of the assets of the Company and its subsidiaries taken as a whole; (ii) the acquisition by a Third Party of 50% or more of the outstanding Shares, or any securities convertible into or exchangeable for Shares that would constitute 50% or more of the outstanding Shares upon such conversion or exchange, or any combination of the foregoing; (iii) the acquisition by the Company of the assets or stock of a Third Party if, as a result of which the outstanding shares of the Company immediately prior thereto are increased by 100% or more; or (iv) the merger, consolidation or business combination of the Company with or into a Third Party, where, following such merger, consolidation or business combination,

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

     the stockholders of the Company prior to such transaction do not hold, immediately after such transaction, securities of the surviving entity or Parent constituting more than 50% of the total voting power of such surviving entity;

          (h) "knowledge" or "known" means, with respect to any matter in question, the actual knowledge of such matter of (i) with respect to the Company, those persons listed on Section 7.8(f)(i) of the Company Disclosure Schedule and (ii) with respect to Parent, those persons listed on Section 7.8(f)(ii) of the Parent Disclosure Schedule. Any such individual will be deemed to have knowledge of a particular fact, circumstance, event or other matter if (1) such individual has actual knowledge of such fact, circumstance, event or other matter, or (2) such fact, circumstance, event or other matter is reflected in one or more documents (whether written or electronic, including e-mails sent to or by such individual) in, or that have been in, such individual's possession, including personal files of such person;

          (i) "include" or "including" means "include, without limitation" or "including, without limitation," as the case may be, and the language following "include" or "including" shall not be deemed to set forth an exhaustive list;

          (j) "Lien" means, with respect to any asset (including any security), any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset; provided, however, that the term "Lien" shall not include (i) statutory liens for Taxes that are not yet due and payable or are being contested in good faith by appropriate proceedings and are disclosed in Section 2.14 of the Company Disclosure Schedule or that are otherwise not material, (ii) statutory or common law liens to secure obligations to landlords, lessors or renters under leases or rental agreements confined to the premises rented, (iii) deposits or pledges made in connection with, or to secure payment of, workers' compensation, unemployment insurance, old age pension or other social security programs mandated under Applicable Laws, (iv) statutory or common law liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens, and (v) restrictions on transfer of securities imposed by applicable state and federal securities laws;

          (k) "Material Adverse Effect on the Company" means any circumstance, change in, or effect on the Company and its subsidiaries, taken as a whole, that is, or is reasonably likely in the future to be, materially adverse to the financial condition, results of operations, or the business or operations (financial or otherwise), of the Company and its subsidiaries, taken as a whole, provided that none of the following shall be deemed, either alone or in combination, to constitute a Material Adverse Effect on the Company: (i) a change in the market price or trading volume of the Company Common Stock, (ii) a failure by the Company to meet the revenue or earnings predictions of equity analysts as reflected in the First Call consensus estimate, or any other revenue or earnings predictions or expectations, for any period ending (or for which earnings are released) on or after the date of this Agreement and prior to the Effective Time, provided further that this Section 7.8(i)(ii) shall not exclude any underlying change, effect, event, occurrence, state of facts or developments that resulted in such failure to meet such estimates, predictions or expectations, (iii) general industry or economic conditions affecting the U.S. or world economy as a whole, (iv) conditions affecting the e-commerce industry, so long as such conditions do not affect the Company in a disproportionate manner as compared to companies of a similar size, (v) any disruption of customer, supplier or employee relationships resulting from the announcement of this Agreement or the consummation of the Merger or transactions contemplated hereby, (vi) any litigation brought or threatened against the Company, any member of Company Board or any officer of Company in respect of the discussions or negotiations relating to this Agreement or the announcement of this Agreement or the consummation of the Merger or the transactions contemplated hereby, or
     (vii) any change resulting from any action contemplated or permitted by this Agreement;

          (l) "Material Adverse Effect on Parent" means any circumstance, change in, or effect on Parent and its subsidiaries, taken as a whole, that is, or is reasonably likely in the future to be, materially adverse to the financial condition, results of operations, or the business or operations (financial or otherwise), of Parent and its subsidiaries, taken as a whole, provided that none of the following shall be deemed, either alone or in combination, to constitute a Material Adverse Effect on the Parent: (i) a change in the market price or trading volume of the Parent Common Stock,
     (ii) a failure by the Parent to meet the revenue or earnings predictions of equity analysts as reflected in the First Call consensus estimate, or any other revenue or earnings predictions or expectations, for any period ending (or for which earnings are released) on or after the date of this Agreement and prior to the Effective Time, provided further that this
     Section 7.8(j)(ii) shall not exclude any underlying change, effect, event, occurrence, state of facts or developments that resulted in such failure to meet such estimates, predictions or expectations, (iii) general industry or economic conditions affecting the U.S. or world economy as a whole, (iv) conditions affecting the e-commerce industry, so long as such conditions do not affect the Parent in a disproportionate manner as compared to companies of a similar size, (v) any disruption of customer, supplier or employee relationships resulting from the announcement of this Agreement or the consummation of the Merger or transactions contemplated hereby, (vi) any litigation brought or threatened against the Parent, any member of Parent Board or any officer of Parent in respect of the discussions or negotiations relating to this Agreement or the announcement of this Agreement or the consummation of the Merger or the transactions contemplated hereby, or (vii) any change resulting from any action contemplated or permitted by this Agreement;

          (m) "person" means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization or other legal entity including any Governmental Entity;

          (n) "subsidiary" or "subsidiaries" of the Company, Parent, the Surviving Corporation or any other person means any corporation, partnership, limited liability company, association, trust, unincorporated association or other legal entity of which the Company, Parent, the Surviving Corporation or any such other person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, 50% or more of the capital stock the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity;

          (o) "agreement", "contract" and commitment" each means a legally binding written agreement, contract or commitment.

     SECTION 7.9 Personal Liability. This Agreement shall not create or be deemed to create or permit any personal liability or obligation on the part of any direct or indirect stockholder of the Company or Parent or Acquisition or any officer, director, employee, agent, representative or investor of any party hereto.

     SECTION 7.10 Specific Performance. The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to the consummation of the Merger, will cause irreparable injury to the other parties, for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such party's obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder.

     SECTION 7.11 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement.

                  (REMAINDER OF PAGE INTENTIONALLY LEFT BLANK)

     IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

                                      CALICO COMMERCE, INC.

                                      By: /s/ ARTHUR F. KNAPP, JR.
                                         ---------------------------------------
                                      Name: Arthur F. Knapp, Jr.
                                      Title:  Vice President and Chief Financial
                                              Officer
                                      Date:  November 19, 1999

                                      CONNECTINC.COM, CO.

                                      By: /s/ CRAIG D. NORRIS
                                         ---------------------------------------
                                      Name: Craig D. Norris
                                      Title:  President and Chief Executive
                                              Officer
                                      Date:  November 19, 1999

                                      CALICO ACQUISITION, INC.

                                      By: /s/ ARTHUR F. KNAPP, JR.
                                         ---------------------------------------
                                      Name: Arthur F. Knapp, Jr.
                                      Title:  President
                                      Date:  November 19, 1999

                                                                      Appendix B

                                      LOGO

November 18, 1999

Board of Directors
ConnectInc.Com
515 Ellis Street
Mountain View, CA 94043-2242

Ladies and Gentlemen:

     You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of ConnectInc.com ("CNKT") for the consideration received in the acquisition (the "Acquisition") of CNKT by Calico Commerce, Inc. ("CLIC"). As contemplated by the draft Agreement and Plan of Merger (the "Agreement") distributed on November 18th, 1999, CNKT shareholders will receive
 .081 shares of registered CLIC common stock in exchange for each share of common stock of CNKT.

     For purposes of the opinion set forth herein, we have:

          (a) Reviewed public financial statements and other information of CNKT and CLIC;

          (b) Reviewed certain internal financial statements and other financial and operating data concerning CNKT and CLIC, prepared by the managements of CNKT and CLIC respectively;

          (c) Analyzed certain financial projections prepared by the managements of CNKT and CLIC;

          (d) Discussed the past and current operations, financial condition, and the prospects of CNKT with senior executives of CNKT;

          (e) Discussed with the senior management of CNKT the strategic objectives of the Acquisition and the strategic alternatives available to CNKT;

          (f) Discussed with the senior management of CLIC the strategic objectives of the Acquisition;

          (g) Compared the financial performance of CNKT with that of certain other comparable publicly-traded companies and the prices paid for securities in those publicly-traded companies;

     435 Tasso Street, Third Floor, Palo Alto, California 94301 Telephone:
                     650.325.1541, Facsimile: 650.325.0460

ConnectInc.com
Board of Directors
November 18, 1999
Page  2

          (h) Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

          (i) Assessed CNKT's forecast and future cash flows using a discounted cash flow analysis;

          (j) Reviewed the Agreement and Plan of Merger, and certain related documents; and

          (k) Performed such other analyses and considered such other factors as we have deemed appropriate.

     We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections of CNKT and CLIC, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of each company. The financial and other information regarding CNKT reviewed by Alliant Partners in connection with the rendering of this opinion was limited to information provided by CNKT's management and certain discussions with CNKT's senior management regarding CNKT's financial condition and prospects and their strategic objectives of the Acquisition as well as the strategic alternatives available to CNKT. In addition, we have assumed that the Acquisition will be consummated in accordance with the terms set forth in the Agreement. We have not made any independent valuation appraisal of the assets or liabilities of CNKT, nor have we been furnished with any such appraisals. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of the date hereof.

     Our opinion addresses only the fairness of the transaction, from a financial point of view, to the stockholders of CNKT, and we do not express any views on any other terms of the Agreement or the business and strategic bases underlying the Agreement.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the total consideration received by the CNKT stockholders pursuant to the Agreement is fair, from a financial point of view, to the CNKT stockholders.

Very truly yours,

Alliant Partners

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors and other corporate agents under certain circumstances and subject to certain limitations. Our certificate of incorporation and bylaws provide that we shall indemnify our officers, directors, employees and agents to the full extent permitted by the Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law.

     Calico has entered into separate indemnification agreements with its officers, directors and certain employees which require Calico, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service as directors, officers or employees.

     Calico also maintains a policy of directors' and officers' liability insurance that insures its directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

     (a) EXHIBITS

EXHIBIT
NUMBER                     DESCRIPTION OF DOCUMENT
-------                    -----------------------
 2.1*    Agreement and Plan of Merger dated as of November 19, 1999 by and among Calico Commerce, Inc., ConnectInc.com, Co. and
         Calico Acquisition, Inc.
 2.2**   Agreement and Plan of Reorganization dated as of June 23,
         1998 by and among Calico Technology, Inc., Calico
         Acquisition Corporation, FirstFloor Software, Inc., Certain
         Shareholders of FirstFloor Software, Inc., and Certain
         Shareholders of Calico Technology, Inc.
 3.1**   Certificate of Incorporation
 3.2**   Bylaws
 3.3**   Form of Certificate of Elimination and Certificate of
         Amendment
 4.1**   Form of Registrant's Specimen Common Stock Certificate
 5.1     Opinion of Gray Cary Ware & Freidenrich LLP
 8.1     Opinion of Gray Cary Ware & Freidenrich LLP as to tax
         matters
 8.2     Opinion of Cooley Godward LLP as to tax matters
10.1**   Office Lease between Metropolitan Life Insurance Company and
         Calico Commerce, Inc. dated as of August 18, 1999
10.2**   1997 Stock Option Plan and forms of agreements thereunder
10.3**   1995 Stock Option Plan and forms of agreements thereunder
10.4**   1999 Employee Stock Purchase Plan
10.5**   Form of Indemnity Agreement for directors and officers
10.6**   Investors' Rights Agreement, dated as of May 26, 1995, as
         amended, among Calico Technology, Inc., William G. Paseman, and the persons identified on the schedules attached thereto
10.7**   Loan Agreement dated as of January 21, 1997, between Calico
         Technology, Inc. and Venture Lending and Leasing, Inc.
10.8**   Four Variable Rate Installment Notes between Calico
         Technology, Inc. and Comerica Bank -- California
10.9**   Common Stock Purchase Agreement dated September 3, 1999
         between Calico Commerce, Inc. and Dell U.S.A., L.P.
10.10**  Letter Agreement between Andersen Consulting LLP and Calico
         Commerce, Inc. dated September 17, 1999
10.11**  Common Stock Purchase Agreement dated September 29, 1999 between Calico Commerce, Inc. and AC II Technology (ACT II)
         B.V.
10.12**  Amendment Number Nine to Investors' Rights Agreement
21.1**   List of Subsidiaries
23.1     Consent of PricewaterhouseCoopers LLP, Independent
         Accountants

EXHIBIT
NUMBER                     DESCRIPTION OF DOCUMENT
-------                    -----------------------
23.2     Consent of Ernst & Young LLP, Independent Auditors as to
         ConnectInc.com
23.3     Consent of Ernst & Young LLP, Independent Auditors, as to
         FirstFloor Software, Inc.
23.4     Consent of Gray Cary Ware & Freidenrich LLP (included in
         Exhibit 5.1 and Exhibit 8.1)
23.5     Consent of Cooley Godward LLP (included in Exhibit 8.2)
24.1     Powers of Attorney (see signature page to this Registration
         Statement)
99.1     Form of Proxy for holders of ConnectInc.com stock
99.2     Consent of Alliant Partners

-------------------------
 * Incorporated by reference to Calico's Current Report on Form 8-K filed November 29, 1999.

** Incorporated by reference to Calico's Form S-1 Registration Statement No.
   333-82907 originally filed July 15, 1999.

     (b) FINANCIAL STATEMENT SCHEDULE

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or the notes attached thereto.

ITEM 22. UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

          (a) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

             (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (b) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (d)(1) that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (2) that every prospectus (i) that is filed pursuant to paragraph (2) immediately preceding or (ii) that purports to meet the requirements of
     Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415 will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (e) to respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form within one business day of receipt of such request and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

          (f) to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

          (g) insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on the 20th day of December 1999.

                                          CALICO COMMERCE, INC.

                                          By:     /s/ ALAN P. NAUMANN
                                          --------------------------------------
                                                     Alan P. Naumann,
                                          President and Chief Executive Officer
                                              (Principal Executive Officer)

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Alan P. Naumann and Arthur F. Knapp, Jr. and each of them acting individually, as his true and lawful attorneys-in-fact and agents, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

      DATE                            SIGNATURES                                 TITLE
      ----                            ----------                                 -----
December 20, 1999                /s/ ALAN P. NAUMANN                 President, Chief Executive
                   ------------------------------------------------  Officer and Director
                                   Alan P. Naumann                   (Principal Executive Officer)
December 20, 1999              /s/ ARTHUR F. KNAPP, JR.              Vice President and Chief
                   ------------------------------------------------  Financial Officer (Principal
                                 Arthur F. Knapp, Jr.                Financial and Accounting
                                                                     Officer)

December 20, 1999               /s/ WILLIAM G. PASEMAN               Director
                   ------------------------------------------------
                                  William G. Paseman

December 20, 1999              /s/ BERNARD J. LACROUTE               Director
                   ------------------------------------------------
                                 Bernard J. Lacroute

December 16, 1999                /s/ WILLIAM D. UNGER                Director
                   ------------------------------------------------
                                   William D. Unger

December 20, 1999               /s/ JOSEPH B. COSTELLO               Director
                   ------------------------------------------------
                                  Joseph B. Costello

                                 EXHIBIT INDEX

  EXHIBIT
  NUMBER                      DESCRIPTION OF DOCUMENT
  -------   ------------------------------------------------------------
  2.1*      Agreement and Plan of Merger dated as of November 19, 1999 by and among Calico Commerce, Inc., ConnectInc.com, Co. and
            Calico Acquisition, Inc.
  2.2**     Agreement and Plan of Reorganization dated as of June 23,
            1998 by and among Calico Technology, Inc., Calico
            Acquisition Corporation, FirstFloor Software, Inc., Certain
            Shareholders of FirstFloor Software, Inc., and Certain
            Shareholders of Calico Technology, Inc.
  3.1**     Certificate of Incorporation
  3.2**     Bylaws
  3.3**     Form of Certificate of Elimination and Certificate of
            Amendment
  4.1**     Form of Registrant's Specimen Common Stock Certificate
  5.1       Opinion of Gray Cary Ware & Freidenrich LLP
  8.1       Opinion of Gray Cary Ware & Freidenrich LLP as to tax
            matters
  8.2       Opinion of Cooley Godward LLP as to tax matters
  10.1**    Office Lease between Metropolitan Life Insurance Company and
            Calico Commerce, Inc. dated as of August 18, 1999
  10.2**    1997 Stock Option Plan and forms of agreements thereunder
  10.3**    1995 Stock Option Plan and forms of agreements thereunder
  10.4**    1999 Employee Stock Purchase Plan
  10.5**    Form of Indemnity Agreement for directors and officers
  10.6**    Investors' Rights Agreement, dated as of May 26, 1995, as
            amended, among Calico Technology, Inc., William G. Paseman, and the persons identified on the schedules attached thereto
  10.7**    Loan Agreement dated as of January 21, 1997, between Calico
            Technology, Inc. and Venture Lending and Leasing, Inc.
  10.8**    Four Variable Rate Installment Notes between Calico
            Technology, Inc. and Comerica Bank -- California
  10.9**    Common Stock Purchase Agreement dated September 3, 1999
            between Calico
  10.10**   Letter Agreement between Andersen Consulting LLP and Calico
            Commerce, Inc. dated September 17, 1999
  10.11**   Common Stock Purchase Agreement dated September 29, 1999
            between Calico Commerce, Inc. and AC II Technology (ACT II)
            B.V.
  10.12**   Amendment Number Nine to Investors' Rights Agreement
  21.1**    List of Subsidiaries
  23.1      Consent of PricewaterhouseCoopers LLP, Independent
            Accountants
  23.2      Consent of Ernst & Young LLP, Independent Auditors as to
            ConnectInc.com
  23.3      Consent of Ernst & Young LLP, Independent Auditors, as to
            FirstFloor Software, Inc.
  23.4      Consent of Gray Cary Ware & Freidenrich LLP (included in
            Exhibit 5.1 and Exhibit 8.1)
  23.5      Consent of Cooley Godward LLP (included in Exhibit 8.2)
  24.1      Powers of Attorney (see signature page to this Registration
            Statement)
  99.1      Form of Proxy for holders of ConnectInc.com stock
  99.2      Consent of Alliant Partners

-------------------------
 * Incorporated by reference to Calico's Current Report on Form 8-K filed November 29, 1999.

** Incorporated by reference to Calico's Form S-1 Registration Statement No.
   333-82907 originally filed July 15, 1999.